2006 ANNUAL REPORT

see the energy

integrys

Highlights

Year Ended December 31	2006	2005	Percent Change
Consolidated revenues – nonregulated (*Millions*) *	**$5,156.7**	$5,301.3	(2.7)
Consolidated revenues – utility (*Millions*)	**1,734.0**	1,524.2	13.8
Margins – nonregulated segment (*Millions*) *	**182.4**	168.0	8.6
Margins – utility segments (*Millions*)	**731.5**	717.5	2.0
Income from continuing operations (*Millions*) *	**151.6**	150.6	0.7
Income available for common shareholders (*Millions*)	**155.8**	157.4	(1.0)
Earnings (loss) per common share (basic)			
Income from continuing operations	**$3.51**	$3.85	(8.8)
Discontinued operations, net of tax	**0.17**	0.30	(43.3)
Cumulative effect of change in accounting principle, net of tax	**–**	(0.04)	–
Earnings per common share (basic)	**$3.68**	$4.11	(10.5)
Earnings (loss) per common share (diluted)			
Income from continuing operations	**$3.50**	$3.81	(8.1)
Discontinued operations, net of tax	**0.17**	0.30	(43.3)
Cumulative effect of change in accounting principle, net of tax	**–**	(0.04)	–
Earnings per common share (diluted)	**$3.67**	$4.07	(9.8)
Dividends per share	**$ 2.28**	$ 2.24	1.8
Book value per share	**35.61**	32.76	8.7
Common stock price at year end	**$54.03**	$55.31	(2.3)
Shares outstanding at year end (excludes treasury stock and shares in deferred compensation trust)	**43,063,794**	39,807,407	8.2
Total assets (*Millions*)	**$6,861.7**	$5,462.5	25.6

* Refer to Management's Discussion and Analysis for an explanation of changes from prior year.

Cash Flow Summary

Year Ended December 31 (*Millions*)	2006	2005	2004
Net cash operating activities *	**$ 72.9**	$ 77.4	$242.5
Net cash investing activities *	**(1,030.1)**	(148.8)	(312.4)
Net cash financing activities *	**891.7**	–	76.8
Net cash discontinued operations *	**61.0**	59.1	(17.6)
Change in cash and cash equivalents *	**$ (4.5)**	$(12.3)	$ (10.7)

* Refer to Management's Discussion and Analysis for an explanation of changes from prior year.

2006 Earnings By Segment (*Millions*)

ELECTRIC UTILITY	$ 85.5
GAS UTILITY *	(2.3)
INTEGRYS ENERGY SERVICES	72.3
OTHER	0.3
Total Earnings	**$155.8**



* Includes $7.1 million of after-tax external transition costs incurred relating to acquisition of two natural gas distribution operations.

Integrys Energy Group, Inc. is the new name for WPS Resources Corporation effective February 21, 2007. The financial data contained within this report is reflective of WPS Resources as of December 31, 2006, unless noted otherwise.



"A successful project results in lower costs to our customers and better service. We're employing best practices across our organization to achieve this. But in the end, it's all about people—a broad spectrum of people setting aside differences to help a project thrive."

Greg Lower
Director – Decision Support
Integrys Business Support

Contents

At A Glance

Regulated Operations


Minnesota Energy Resources Corporation
Michigan Gas Utilities Corporation
Wisconsin Public Service Corporation
Upper Peninsula Power Company
The Peoples Gas Light and Coke Company
North Shore Gas Company

integrys™

Integrys Energy Group, Inc. is a holding company headquartered in Chicago, Illinois. Subsidiaries provide products and services in both regulated and nonregulated energy markets.

Wisconsin Public Service Corporation

Business

- Established in 1883.
- Regulated electric and natural gas utility.
- Operates in northeast and central Wisconsin and an adjacent portion of Upper Michigan (see map at left).
- 2,312 employees.

Market

- Serves 429,012 electric and 311,620 natural gas customers.
- Provides electric and natural gas products and services to residential, farm, commercial, and industrial customers. Also provides electric power to wholesale customers.
- Electric operations accounted for 69% and natural gas operations accounted for 31% of 2006 revenues.
- Electric revenues are comprised of 87% retail sales and 13% wholesale sales.
- Wisconsin customers accounted for 96% and Michigan customers accounted for 4% of 2006 revenues.

Facilities

- Electric generating capacity based on summer capacity ratings is 1,843.5 megawatts, including share of jointly owned facilities. A peak demand was reached on July 17, 2006, with a system demand of 2,425 megawatts.
- Electric property includes 21,323 miles of electric distribution lines, 93% of which are operated at 24.9 kV.
- Gas property includes 7,694 miles of gas main, 70% of which is plastic main, and 86 gate and city regulator stations.

Minnesota Energy Resources Corporation

Business

- Natural gas distribution operations for over 70 years (acquired by Integrys Energy Group in 2006).
- Operates in Minnesota (see map at left).
- 221 employees.

Market

- Provides natural gas distribution services to over 206,838 natural gas customers in 165 communities.
- Natural gas revenues are comprised of 100% retail sales.

Facilities

- Of the 4,323 miles of transmission and distribution mains, approximately 95% are plastic or protected steel pipe.

The Peoples Gas Light and Coke Company *

Business

- Established in 1855.
- Regulated natural gas utility.
- 1,564 employees.

Market

- Serves approximately 840,000 residential, commercial, and industrial retail sales and transportation customers in the city of Chicago.

Facilities

- Approximately 4,000 miles of natural gas main.
- Owns and operates an underground natural gas storage reservoir (Manlove) and a liquefied natural gas plant in central Illinois.
- Owns a natural gas pipeline system that runs from Manlove Field to Chicago with seven major interstate pipeline interconnects at various points.

Upper Peninsula Power Company

Business

- Established in 1884.
- Regulated electric utility.
- Operates in primarily rural countryside covering 10 of the 15 counties in the Upper Peninsula of Michigan (see map at left).
- 170 employees.

Market

- Serves 51,977 electric customers in 99 communities.
- Provides electric energy to 65 wholesale customers.
- Electric revenues are comprised of 81% retail sales and 19% wholesale sales.

Facilities

- Electric generating capacity based on summer capacity ratings is 79.1 megawatts. A peak demand was reached on December 6, 2006, with a system demand of 148.9 megawatts.
- Electric property includes 3,070 miles of electric distribution lines.

Michigan Gas Utilities Corporation

Business

- Natural gas distribution operations since 1859 (acquired by Integrys Energy Group in 2006).
- Operates in southern and western Michigan (see map at left).
- 181 employees.

Market

- Provides natural gas distribution services to approximately 165,690 natural gas customers in 147 communities.
- Natural gas revenues are comprised of 100% retail sales.

Facilities

- Owns a 3.6 billion cubic foot natural gas storage field.
- Of the 3,721 miles of transmission and distribution mains, 51% are plastic and 48% are protected steel pipe.

North Shore Gas Company *

Business

- Established in 1900.
- Regulated natural gas utility.
- 201 employees.

Market

- Serves approximately 158,000 residential, commercial, and industrial retail sales and transportation customers in the northern suburban area of Chicago.

Facilities

- Approximately 2,000 miles of natural gas main.

* Acquired on February 21, 2007.

At A Glance

Nonregulated Operations



Integrys Energy Services, Inc.
Peoples Energy Production Company

Integrys Energy Services, Inc.
Business

- Established in 1994.
- Diversified nonregulated energy supply and services company, which also owns and operates various nonregulated electric generation facilities and a minority interest in a synthetic fuel facility.
- Principal energy marketing operations include Colorado, Illinois, Maine, Michigan, New Hampshire, New York, Ohio, Texas, Virginia, and Wisconsin in the United States and Alberta, Ontario, and Quebec in Canada. Subsidiaries own and/or operate energy assets in Maine, New York, Oregon, Kentucky, Pennsylvania, and Wisconsin, as well as electric generation facilities in New Brunswick, Canada (see map at left).
- Provides retail and wholesale products in nonregulated energy markets in the United States and Canada.
- Develops nonregulated assets and provides electric power generation services.
- 467 employees.

Market

- Operates in the retail and wholesale nonregulated energy marketplace.
- Emphasis is on serving retail (industrial, commercial, and residential) and wholesale customers in the United States and Canada.
- Geographic footprint targets services to organized markets, most heavily concentrated in the northeast quadrant of the United States and adjacent portions of Canada, and also includes services targeted toward energy-intensive regions of Texas and Alberta, Canada.

Products and Services

- Provides individualized energy supply solutions, structured products, and strategies that allow customers to manage energy needs while capitalizing on opportunities resulting from deregulation.
- Provides natural gas, electric, and alternate fuel products, real-time energy management services, energy utilization consulting, and project development and management.
- Provides market management services and optimization of energy assets in the competitive marketplace.
- Patented DENet® and eMiner™ computer technology allows customers to monitor and manage their energy usage.
- Provides engineering and management services and operations and maintenance services.
- Generation areas of expertise include cogeneration, distributed generation, generation from renewables, and generation plant repowering projects.

Facilities

- 76 megawatts of hydroelectric and diesel generation facilities in the state of Maine and in New Brunswick, Canada.
- 30-megawatt fluidized bed generation facility in Pennsylvania.
- 165 megawatts of combined cycle generation facilities in upstate New York.
- 50-megawatt cogeneration facility in Combined Locks, Wisconsin.
- 45-megawatt coal-fired generation facility in Cassville, Wisconsin.
- A minority interest in a synthetic fuel facility located in Kentucky.
- Landfill and wood waste gas generating facilities in Wisconsin and steam boilers in other states.
- 96,000 million Btu per day propane vaporization facility in Lemont, Illinois.
- 10 million cubic feet per day refinery gas pipeline system near Joliet, Illinois.

Peoples Energy Production Company *
Business

- Established in 1998.
- Acquisition, development, and production of oil and natural gas reserves in selected onshore basins in the United States through direct ownership in oil, natural gas, and mineral leases (see map at left).
- Based in Houston, Texas.
- 64 employees.
- Announced plan to divest of this business by year-end 2007.

Market

- Primary focus is on natural gas, with growth coming from low to moderate risk drilling opportunities and acquisition of proved reserves with upside potential that can be realized through drilling, production enhancements, and reservoir optimization programs.
- Principal operating areas are located in northern Louisiana, south Texas, east Texas, and Texas Gulf Coast.

Facilities

- Total proven reserves of approximately 233 Bcfe at September 30, 2006.
- Interests in 710 gas wells and 43 oil wells (gross), with 162,334 developed acres and 32,843 undeveloped acres.

* Acquired on February 21, 2007.

Dear Fellow Shareholders



Larry L. Weyers
President and Chief Executive Officer
Integrys Energy Group, Inc.

The global economy is impacting Americans in many ways. For our part, Integrys Energy Group is embracing a new economic environment that will change the way our industry and our company operates. That change has invigorated our workforce and stimulated our progress. This past year you could "see the energy" in our employees as they embraced the changes and created a stronger yet leaner company with a conservative risk profile—a company prepared to deal with global pressures and continue our commitment to customers, shareholders, and the communities we serve. Let's look closer to "see the energy."

See the Energy in Utility Mergers and Acquisitions

Shareholders can see the value in our strategy of continuing to grow our existing operations, which includes our natural gas utility business. On July 10, 2006, we announced a proposed merger with Peoples Energy Corporation and completed the merger just seven and a half months later. Effective February 21, 2007, Peoples Energy became a wholly owned subsidiary of WPS Resources Corporation, and WPS Resources changed its name to Integrys Energy Group, Inc. and its ticker symbol to TEG. Peoples Energy's utility operations serve about one million natural gas customers in Illinois. The merger creates a larger and more diversified regulated utility business. We are now better positioned to serve our regulated customers with our constructive approach with regulators and our willingness to make capital investments.

Financially, this merger holds tremendous promise. Our integration teams are focusing on achieving $94 million of steady-state annual synergies within five years, and we anticipate reaping many of the synergy benefits by 2008. Costs to achieve those synergies are expected to total about $186 million.

As part of the merger, we increased our quarterly common stock dividend rate to 66-cents-per-share after February 21, 2007. This resulted in a prorated dividend for the first quarter of 2007. We anticipate that Integrys Energy Group will continue the 66-cents-per-share quarterly dividend rate in the future, subject to evaluation by the Integrys Energy Group Board of Directors as future business needs dictate.

With this merger, our holding company headquarters moved to Chicago. All of our utilities retained their identity and headquarters in their existing locations.

As part of our ongoing growth efforts, we also acquired two natural gas distribution operations in 2006. The acquisition of natural gas distribution operations in Michigan was completed on April 1, 2006, which added approximately 166,000 customers in southern Michigan. Three months later, we completed the purchase of natural gas distribution operations in Minnesota, adding approximately 207,000 more customers concentrated in 165 cities and communities including Eagan, Rosemont, Rochester, Fairmount, Bemidji, and Cloquet, and Dakota County. These operations became Michigan Gas Utilities Corporation and Minnesota Energy Resources Corporation, wholly owned subsidiaries of Integrys Energy Group, Inc.

The natural gas utility acquisitions in Michigan and Minnesota in 2006 and the merger with Peoples Energy in Illinois in 2007 add customers, add talented employees to our team, provide a much larger utility platform for our company, and support our future progress in the regulated energy business at acceptable levels of risk.

See the Energy in Growing Utilities

Shareholders can also see the value in our growing utility businesses. Electric load at Wisconsin Public Service Corporation exceeded 2,400 megawatts for the first time in its 123-year history. The actual record of 2,425 megawatts was attained on July 17, 2006. This is a 3 percent increase over our previous record of 2,357 megawatts set in August 2005. To meet this load growth, we continue to grow our generation capability with the construction of Weston 4, a 500-megawatt coal-fired facility. This plant will use state-of-the-art technology to minimize environmental and social impacts. This is a utility asset investment with a total cost to us of about $549 million. Wisconsin Public Service owns 70 percent and will operate the facility. Our partner, Dairyland Power Cooperative, owns 30 percent. The project is scheduled for completion in 2008. I'm pleased to report it is on schedule and within budget.

Financially, this merger holds tremendous promise.

We are also growing our investment in transmission with American Transmission Company (ATC). As of the end of January 2007, we own about 31 percent of ATC, which has an authorized return on equity of 12.2 percent through 2012. This is a solid utility investment with substantial growth prospects because ATC has a $3.1 billion capital investment budget until November 2016. Our ownership in ATC will increase throughout 2007 to about 34 percent as we finalize the construction of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line and will stabilize at about 35 percent in 2008. This is a 220-mile, 345-kilovolt transmission line scheduled for completion in 2008. Construction of this line began in August 2005, and 145 miles of the line were completed by December 2006. This portion of the line has been energized and placed in service. Construction of the remaining 75 miles from Stone Lake, Wisconsin, to the Minnesota border near Duluth is underway. The Minnesota portion was completed in 2005. The overall project is ahead of schedule and within the authorized spending limit.

Growth in our existing utility natural gas infrastructure will also continue. Guardian Pipeline announced plans to construct a natural gas pipeline from Ixonia, Wisconsin, to Green Bay, Wisconsin. This will provide northeastern Wisconsin with an alternative pipeline supplier. Currently a single natural gas pipeline serves all of our 306,000 natural gas customers in Wisconsin.

Wisconsin Public Service expects to invest approximately $73 million, subject to regulatory approval, in new natural gas pipeline laterals off of Guardian's pipeline to serve the Sheboygan/Plymouth and Green Bay/Denmark areas. This is another solid utility investment that we expect will provide benefits for customers—adequate supplies for future demand, better access to competitive natural gas, improved reliability, and support for economic growth and business expansion in northeastern Wisconsin.

See the Energy in Growing Nonregulated Businesses

You can see the energy at Integrys Energy Services, Inc., our nonregulated energy supply and services company, as it continues to grow while managing risk. Integrys Energy Services increased its retail electric support capability, including the energy pricing, energy supply, and customer acquisition functions. Its indirect sales channel has been strengthened to expand its reach to customers. It opened a new office in Houston, Texas, to serve retail electric customers and expanded operations in the retail electric sector in Illinois, as that state implemented full retail competition effective January 2007. Integrys Energy Services renewed the contracts for standard offer services in northern Maine and continued its growth in the Canadian markets. It also opened a new office in Denver, Colorado, with a talented team having substantial expertise in the energy markets, and it is in the process of integrating with Peoples Energy's nonregulated business.

See the Energy in Asset, Portfolio, and Risk Management

The success of any business depends on having the right assets at the right time and the courage to divest of assets or invest in others as required. We have been actively assessing the performance of our assets, forecasting future markets, and making adjustments when necessary.

Integrys Energy Services has been at the forefront of asset management, for example, with the sale of the Kimball natural gas storage facility in April 2006, the sale of the Sunbury power plant in July 2006, and the sale of the Niagara Falls generation facility in January 2007. Wisconsin Public Service announced the shutdown of two aging coal-fired units at the Pulliam generating station, and Integrys Energy Group adjusted its portfolio of investments with the sale of its interest in Guardian Pipeline, LLC.

In our continued effort to focus on our rigorous asset management strategy and to remain true to our efforts to focus on our core competencies, we have announced that we will divest of Peoples Energy Production Company, which was acquired through our merger with Peoples Energy Corporation. This divestiture will lower our business risk profile, refine our focus, and provide funds to reduce debt and run our business. We anticipate the divestiture should be completed by the end of 2007.

These asset and portfolio adjustments are designed to improve returns to investors and lower our risk profile.

See the Energy in Financing Our Business

You could see the energy in our finance area this past year as we completed several major financing activities. In May 2006, we settled our forward equity agreement by issuing 2.7 million shares of common stock and receiving $139.6 million in proceeds. In addition, shareholders invested more than $22 million in Integrys Energy Group's Stock Investment Plan in 2006 through optional cash payments and reinvestment of dividends.

Our finance team also arranged a five-year unsecured revolving credit agreement for $500 million for Integrys Energy Group, bringing our total short-term borrowing capacity at year end to $1 billion for Integrys Energy Group.

In April 2006, Integrys Energy Services entered into a $150 million, 364-day credit agreement to finance its margin requirements. As of December 31, 2006, the entire $150 million available under the credit agreement was utilized by Integrys Energy Services.

We also completed debt financings in 2006, including $300 million of junior subordinated debt for Integrys Energy Group. This is a hybrid instrument and treated by the credit rating agencies as 50 percent debt and 50 percent equity. In 2006, we also issued 30-year bonds totaling $125 million for Wisconsin Public Service and an additional $22 million to refund existing Weston tax-exempt debt for a better interest rate.

See the Energy in Our Regulatory Relations

Our relations with the regulatory agencies are key to our success. We strive for openness, honesty, mutual respect, and integrity in these relationships, both with the agencies' staffs and with the commissioners. This formula has been effective in obtaining rate relief when needed and providing reasonable rates for customers and reasonable returns for our shareholders.

In 2006, we obtained rate relief in both Wisconsin and Michigan.

- The Public Service Commission of Wisconsin granted approval for Wisconsin Public Service to increase its retail electric rates by $79.9 million (10.1 percent) and its retail natural gas rates by $7.2 million (1.1 percent) effective January 1, 2006. The 2006 rates reflected an 11 percent return on common equity with a 59.7 percent targeted regulatory common equity ratio.

- In addition, on January 12, 2007, the Public Service Commission of Wisconsin granted approval for Wisconsin Public Service to increase its retail electric rates by $56.7 million, or 6.6 percent, and its retail natural gas rates by $18.9 million, or 3.8 percent. These latest rates reflect a 10.9 percent return on common equity with a 57.46 percent targeted regulatory common equity ratio.

- The Michigan Public Service Commission granted approval for Upper Peninsula Power to increase its retail electric rates by $3.8 million (4.8 percent) effective June 28, 2006. The rates reflect a 10.75 percent return on common equity and a 54.9 percent common equity ratio.

We filed for rate relief in Illinois on March 9, 2007.

- The Peoples Gas Light and Coke Company filed with the Illinois Commerce Commission to increase its base rates for natural gas customers by $102.5 million in additional annual revenue. The proposed increase reflects an 11.06 percent return on common equity and a 56 percent common equity ratio.

- North Shore Gas Company filed with the Illinois Commerce Commission to increase its base rates for natural gas customers by $6.3 million in additional annual revenue. The proposed increase reflects an 11.06 percent return on common equity and a 56 percent common equity ratio.

The rate case approval process in Illinois requires receipt of a written order from the Illinois Commerce Commission within 11 months from the date of filing, which would be during the first quarter of 2008.

See the Energy in Dividends for Shareholders, Strong Credit Ratings, and Excellent Governance Ratings

Shareholders can definitely see the energy each quarter as we deliver dividends. Integrys Energy Group once again increased its quarterly dividend to $0.575 in September 2006 and raised its dividend to $0.66 starting February 21, 2007. This is the 48th consecutive year of dividend increases for our corporation and the 66th consecutive year of paying dividends.

Integrys Energy Group's current corporate credit rating from Standard & Poor's is A-. The senior unsecured debt rating from Moody's is at A3. We believe our credit ratings continue to be among the best in the energy industry. The ratings allow us to access commercial paper and long-term debt markets on favorable terms.

Governance ratings have become increasingly important to many investors. Institutional Shareholder Services (ISS) is a leader in the governance ratings area, and it reviews governance policies at various corporations and provides guidance to institutional shareholders. As of February 1, 2007, ISS's corporate governance quotient indicated that Integrys Energy Group's governance policies are considered superior to 86.9 percent of the Standard & Poor's 400 companies and 71.0 percent of the utility companies. Our governance ratings improved dramatically since ISS began its ratings service and we continue to give this area our attention.

See the Energy in Our Efforts to Reduce Costs, Improve Efficiency, and Lower Risk

Our mission is "to provide customers with the best value in energy and related services." This mission requires us to operate efficiently and effectively to reduce costs while lowering our risk profile.

Employees have exerted a great deal of energy to fulfill this mission, and we have made substantial progress. Our Competitive Excellence initiative uses "lean enterprise" tools to eliminate the costs of non-value-added activities. This initiative started in 2005, and we have catalogued over $18 million in cost-avoidance and cost-reduction outcomes from teams engaged in this activity. At the same time, our dedication to formal project management tools has enabled us to better manage the costs of our approximately $1 billion construction expenditure program for the period 2007 through 2009 and the integration of our new subsidiaries and assets.

See the Energy in Our Response to the Challenges We Face

Challenges to our success continue to materialize, and you can see the energy employees bring to bear to confront and overcome these challenges. One of these challenges is the rising cost of energy for customers. Consumers across the country have experienced price increases for nearly all energy products, including electricity, natural gas, and gasoline. We take our responsibility to protect our customers from price volatility and price increases very seriously. We have taken steps to mitigate the impact on customers by adjusting our fuel portfolio, negotiating with suppliers, and expanding our capability to hedge against the unpredictable. We cannot control the national policies and markets that cause price pressure and volatility, but we are steadfastly committed to do what we can to protect our customers.

Another challenge that will become more acute in the next few years is the availability of skilled and professional workers. As any successful management team knows, employees with all their skills, knowledge, ideas, innovation, and creativity are the life blood of our company and the foundation of our success. It is how we create value for you, our shareholders. We currently

Long-Term Financial Goals

- Provide investors with a solid return on their investments.
- Grow our earnings per share at 6 to 8 percent on an average annualized basis.
- Achieve 70 to 80 percent of our earnings from our regulated energy supply and services company, leaving 20 to 30 percent from our nonregulated energy supply and services company.
- Manage the risk profile of our business portfolio.
- Continue growth in the annual dividend payments.

Returns on Investment

Diluted Earnings Per Common Share


$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$2.10
$1.76
$2.24
$2.53
$2.74
$3.42
$2.85
$3.72
$4.07
$3.67
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Dividends Per Common Share


$2.50
$2.00
$1.50
$1.00
$0.50
$0.00
$1.92
$1.96
$2.00
$2.04
$2.08
$2.12
$2.16
$2.20
$2.24
$2.28
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Cumulative Total Return *


$350.00
$280.00
$210.00
$140.00
$70.00
$0.00
$126.70
$139.78
$106.71
$166.93
$176.04
$197.58
$247.55
$280.10
$322.57
$329.52
1997 1998 1999 2000 2001 2002 2003 2004 2005 2006

Equivalent average annual return of 12.67%.

* Assumes $100 investment in common stock at year-end 1996 and all dividends reinvested quarterly. Cumulative total return for the ten-year period is equivalent to an average annual return of 12.67%.

have talented teams in all locations, but the availability of new talent is impacted by the shrinking pool of workers and fewer enrollments in the science and technology curriculums across the country. We have taken steps to expand and focus our recruitment efforts and support industry efforts to encourage students to enroll in technical programs. We enlist your support to help strengthen America's capability and talent pool.

See the Energy in Our Commitment to the Environment

At Integrys Energy Group we are committed to protecting the environment. We take seriously our obligation to provide stewardship of the natural resources you have entrusted to us, and we manage our operations to minimize the impact we might have on the environment. Our new Weston 4 facility will be one of the most efficient generating units in the country with state-of-the-art environmental controls. Weston 4 represents a modernization of our fleet of generating plants that will allow us to reduce the amount of emissions produced for each megawatt-hour of electricity that we generate. Integrys Energy Group expects to maintain or decrease the amount of greenhouse gases released per megawatt-hour generated, and supports research and development initiatives that will enable further progress toward decreasing our carbon footprint.

For more details on our environmental activities and results, please see the Environmental Performance Report sent to shareholders along with this Annual Report.

See the Energy in Our Strategy

This past year the energy in our strategy was clearly visible as we funded the construction of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line project and the Weston 4 generating unit. At the same time, we added approximately 1.4 million new natural gas customers in Michigan, Minnesota, and Illinois, creating a larger and more diversified utility business. These strategic movements enabled us to realize synergies, grow the company, and provide a platform for our future success.

There is additional energy in our strategy for the future, but the basic elements of our strategy have not changed greatly:

- We will continue to invest in quality utility operations;
- We plan to prudently expand the nonregulated business activity of Integrys Energy Services;
- We will continue to manage our portfolio of energy and energy-related investments to provide targeted returns from all assets and control our risk profile;
- We will continue our focus on financial strength with a strong balance sheet, quality credit ratings, and solid returns for shareholders; and
- We will continue our focus on reducing costs, improving efficiency, and lowering risks.

See the Energy in Our Leadership

With the completion of our merger with Peoples Energy, the Integrys Energy Group Board of Directors was expanded to include, in addition to the nine continuing directors from WPS Resources Corporation, seven directors from Peoples Energy. They include:

Keith E. Bailey, James R. Boris (non-executive chairman), William J. Brodsky, Pastora San Juan Cafferty, Diana S. Ferguson, John W. Higgins, and Michael E. Lavin. I welcome them and their insights to the Board of Directors.

Energetic, skilled, and diligent employees are key to our success, but we must also have leaders with the same attributes to guide our efforts. We are fortunate to have very capable leaders throughout our organization, and we will continue to invest in their development and careers. The members of the Integrys Energy Group Management Team are:

- Larry Borgard – President and Chief Operating Officer, Integrys Gas Group
- Chuck Cloninger – President, Minnesota Energy Resources Corporation
- Gary Erickson – President, Michigan Gas Utilities Corporation
- Diane Ford – Vice President and Corporate Controller
- Brad Johnson – Vice President and Treasurer
- Peter Kauffman – Secretary and Chief Governance Officer
- Tom Meinz – Executive Vice President - External Affairs
- Phil Mikulsky – Executive Vice President and Chief Development Officer
- Steve Nance – President, Peoples Energy Production Company
- Tom Nardi – President, Integrys Business Support
- Joe O'Leary – Senior Vice President and Chief Financial Officer
- Mark Radtke – President, Integrys Energy Services, Inc.
- Desiree Rogers – President, The Peoples Gas Light and Coke Company and President, North Shore Gas Company
- Charlie Schrock – President, Wisconsin Public Service Corporation
- Bud Treml – Senior Vice President and Chief Human Resource Officer

We also had many new employees joining our ranks from Michigan Gas Utilities, Minnesota Energy Resources, and Peoples Energy. I welcome each of them to the Integrys Energy Group team. Our success is built around people, and they will all help our organization grow, become stronger, and realize our new vision of "People Creating a Premier and Growing Energy Company."

In 2006, the efforts of our management team and the employees who support them resulted in another successful year. My thanks to all employees for their role in completing three successful combinations and providing value to our shareholders, customers, and communities. I'm proud to be a part of the Integrys Energy Group team.

See the Energy Others Recognize

Accomplishments can be their own reward, but it is also satisfying when others recognize accomplishments. In 2006, we received much recognition.

Recognition for outstanding service to customers is always the most satisfying for me. I'm proud to say that we have, for many years, received great marks for customer service from our regulated and nonregulated customers.

For the first time in recent years, we received national recognition. *Forbes* magazine designated Integrys Energy Group (formerly WPS Resources) as the utility industry's "Best Managed Company in America" in its January 9, 2006, issue. *Fortune* magazine designated Integrys Energy Group (formerly WPS Resources) as the most admired energy company on its prestigious 2006 list of "America's Most Admired Companies" in its March 6, 2006, issue. And *Fortune* again recognized us when it named us second on that same list of "America's Most Admired Companies," which will be in its March 19, 2007, issue. We were also one of ten finalists for Platts 250 Global Power Companies of the year.

This year, the MastioGale annual survey ranked Integrys Energy Services (formerly WPS Energy Services) number two in its customer valued index, fourth in overall customer satisfaction, and fourth in the regional marketer category. J.D. Powers ranked Wisconsin Public Service an "All Time Best Residential Electric Performer," ranked it fourth out of 19 Midwest utilities in its 2006 electric study, and fourth out of 20 Midwest utilities in its 2006 natural gas study.

You can see the energy in everything we do at Integrys Energy Group. You can see the energy in our employees as they work diligently to create a premier energy company that provides customers with the best value in energy services, shareholders with attractive returns and safety of their investments, and communities with a partner.

Thank you for your investment in our company and for the trust you have placed in us. We will protect your investment as our own, and will continue to earn your trust.

With Warmest Regards,

Larry L. Weyers
President and Chief Executive Officer

March 9, 2007


MICHIGAN
MICHIGAN GAS UTILITIES

See the Energy

"I like working for Michigan Gas Utilities because it's a good, honest company. When I'm out in the field, I know that what I'm doing will help ensure my friends and neighbors have the energy they need every day."

Teri Oley
Fitter/Operator
Michigan Gas Utilities

For Integrys Energy Group, 2006 was all about energy—the energy sparked by our people, the energy in their ideas, and the energy driven by their determination and commitment.

Each day of 2006, Integrys Energy Group's employees came to work ready to invest all of their energy in pursuing a bigger footprint, a bolder vision, and a stronger regional energy enterprise.

Momentum crescendoed in every facet of our business—regulated and nonregulated, residential service and commercial service, natural gas and electric, generation and distribution.

Our stakeholders saw the energy come to life through new earning streams, expanded service territories, a growing portfolio of capabilities, and best practices for the energy industry.

Our customers could see the energy of the Integrys Energy Group companies in the reliability of our service, new user-friendly technology, and, in our nonregulated markets, new levels of service and choice.

In our communities, our friends and neighbors witnessed our energy through our strong local commitment—from promoting safety, to communicating openly, and providing stable job opportunities.

At every touch point, in every area we serve, other people experienced the energy of *our* people. That is the power that is generating our success.

Energy, Multiplied by Two

In the rapidly changing energy industry, size and scale matter more than ever before. In 2006, we took a significant step in expanding our company's core business through a major acquisition of natural gas distribution operations.

Combining two long-standing traditions of customer care and reliability, Integrys Energy Group brought the regulated Michigan and Minnesota natural gas distribution operations of Aquila, Inc. into our family of companies, creating a stronger, more robust regional energy presence.

We completed the first part of this acquisition in April 2006 with the purchase of natural gas distribution operations in Michigan. The new company that resulted—Michigan Gas Utilities—provides natural gas distribution service to approximately 166,000 customers in 147 communities in southern Michigan. Annual throughput of the operation is approximately 36 billion cubic feet of natural gas per year. The company has access to several major natural gas pipelines and owns a 3.6 billion-cubic-foot natural gas storage field.

In July, we finalized the purchase of natural gas distribution operations in Minnesota. This new company—Minnesota Energy Resources—provides natural gas distribution service, as well as home appliance repair and replacement service, to about 207,000 customers in 165 communities throughout the state. Annual throughput is approximately 76 billion cubic feet of natural gas per year.

Strategically, the new operations fit an ideal geographic and operational profile, allowing us to focus on our core natural gas business and expand our high-quality regulated investments in the growing Midwest.

Leveraging the Best of Both Worlds

Beginning a new era in Michigan and Minnesota meant melding the strengths of both companies' cultures. Integrys Energy Group turned to a number of "integration teams" for the tremendous task of finding best practices among the companies and creating efficiencies and consistency—all within the span of about seven months. At the same time, the integration teams needed to maintain a high value on the customer and help new Integrys Energy Group employees become accustomed to a changed working environment.

Then, with this important groundwork in place, Integrys Energy Group chose leaders to start the new companies on their path to the future.

Gary Erickson, formerly President of Upper Peninsula Power Company, was named President of Michigan Gas Utilities. A lineman for 14 years before entering utility management, Erickson brings 38 years of Integrys Energy Group knowledge and values to Michigan Gas Utilities. He credits employees for working together to facilitate the fast-moving transition, all the while keeping a strong focus on serving the customer.

Integration teams had the tremendous task of discovering best practices among the companies and creating efficiencies and consistency.

"Both companies wanted this transition to happen quickly. They rolled up their sleeves and went to work. It happened because of the people," said Erickson.

When it came to choosing the identity for the new company, an old and beloved name was the obvious choice. The name Michigan Gas Utilities had a long tradition, and a strong reputation remained with it.

"The employees were thrilled with the name we chose," said Erickson, "and the customers thought it was great."

It All Comes Together in Minnesota

Minnesota Energy Resources' President, Chuck Cloninger, came from Wisconsin Public Service, where he was Assistant Vice President - Operations and Engineering.

His team used disciplined project management and open communications to work through the transition, parlaying employee teamwork into an energized, positive experience.

"The employees brought an incredible focus to the table," said Cloninger. "They wanted to serve the customer well and shelter them from any problems. We knew there were going to be bumps in the road because of the timeline and the amount of work that had to be done, but they pitched in and did it."

Thanks to remarkable energy across the organization, Minnesota customers received the level of service they expected despite the changeover. And, they were delighted that many of the familiar faces that had served them in the past stayed the same. As for the name of the new company, employees helped brainstorm and choose the new name, Minnesota Energy Resources.

Outsourcing Customer Care Speeds the Transition

One required deliverable for both companies during the acquisition was a platform to handle customer care for the more than 360,000 new customers coming on board.

With a major overhaul of our in-house customer information system under way, our internal resources were already maximized. To meet the challenge, we looked to a new business model—wholesale outsourcing to process meter readings, bill customers, provide credit and collections functions, dispatch service orders, and answer customers' calls 24/7.

"Our goal," said Mary Kay Duket, Outsourcing Contract Manager at Integrys Energy Group, "was to provide a seamless transition for customers, so they wouldn't experience problems when they went from their former natural gas provider to Michigan Gas Utilities or Minnesota Energy Resources."

Duket's team chose to partner with Alliance Data Systems—a company with a proven customer information system, utility experience, and a similar view of true customer care.

Employees from Integrys Energy Group and Alliance Data moved forward at a pace that pushed both organizations to find solutions at a record pace.

When the cutover to the new systems and service for the new companies took place in July, virtually all customer-facing functions were in place, and customers began receiving service. Yet the process was not without some hurdles.

"One of the things that helped us be successful was our philosophy of communicating openly and honestly with customers and employees, regardless of good news or bad news. We quickly developed a system for identifying any problems, communicating them, and telling people how we were resolving them," Duket said.

Soon, the new service model began delivering high-level customer service along with levels of economy. And the model proved to be a strong, flexible platform for these customer care functions.

"It's a huge benefit for Integrys Energy Group to have this experience," said Duket. "It helps when there's more than one way to do things and get great results."

New Tools, Technologies, and Processes

Throughout our subsidiaries, employees are being energized by new work practices, new tools, and new technologies.

One example is significant upgrades to mobile dispatching for Michigan Gas Utilities and Minnesota Energy Resources. This project is generating excitement down the line.

Before the new system, frontline service technicians relied on paper maps and nine-year-old tablet PCs for dispatch information. Now, that legacy technology has been replaced with new weatherproof laptops, loaded with an up-to-date operating system.

A new software package provides more accurate digital mapping and customer information, which makes locating customers and facilities much faster. The laptops are also loaded with the latest safety manuals and procedures, putting vital information at employees' fingertips.

This project was a collaborative effort involving managers, supervisors, and frontline technicians. We made a conscious effort to ensure that the employees who were going to use the end product on a daily basis were involved in the decision-making.

Hardware and software for the new system was planned, purchased, and pilot-tested in 2006. Employees received computer and software training, and the system is now rolling out into our service territories.

The response from the field technicians has been extremely positive, proving that the project accomplished its goal of providing better tools to get the job done.

Fired-Up Training Benefits Communities

Natural gas fires are dangerous, unpredictable, and hard to control. Community fire departments often have little experience dealing with them.

Minnesota Energy Resources developed a fire training program to address these issues. Its complete mobile fire unit hosts hands-on training events for firefighters and first responders.

The training program simulates real-life scenarios using natural gas piped in from semi tankers. Firefighters and first responders learn to contain and smother the fires in controlled situations, responding to situations such as broken lines, flaming meters, even a burning car involved in a natural gas fire accident. The training focuses on special equipment and techniques required to respond to these emergencies.

In only six months, Minnesota Energy Resources trained first responders and firefighters from more than 30 departments throughout Minnesota. In addition, the company sponsored special classroom training for public officials, including police and sheriff's departments.

In communities across Minnesota Energy Resources' territory, the training is providing lifesaving skills, and lasting connections.

On Pace to Expand Power Production

The maxim "time is money" holds especially true in the world of construction. We're pleased to report that Wisconsin Public Service's Weston 4 power plant reached the halfway point in construction in 2006—on time and on budget.

Weston 4 will be one of the cleanest power plants licensed in the country.

This new, 500-megawatt plant, designed to use clean coal technology, is becoming a reality along the Wisconsin River, seven miles south of the city of Wausau.

After two years, all large equipment is in place, the boiler building is enclosed, and a wastewater plant is already in operation.



"From the very beginning of creating Minnesota Energy Resources, all the ingredients were right. We had lockstep momentum and crystal-clear vision coming from Integrys Energy Group. We had great people on both sides of the fence, with a lot of energy, getting it right. As closely as we can model this going forward, it will absolutely leverage our success for the long term."

Mary Boettcher
Vice President – Customer Relations
Integrys Gas Group

“I try to do quality work when I’m out there, and that means fewer outages for our customers. I can go home and feel good about my day when I know I kept the power on.”

Steven Kowalski
Line Electrician
Upper Peninsula Power



Remarkably, during those two years of construction, Weston 4 crews recycled 5,000 tons of construction waste, including everything from scrap metal to concrete, drywall, and asphalt. To understand how much this large quantity of recycled material is, picture standard dumpsters lined up end to end for more than four miles! The aggressive waste management and recycling program at Weston 4 is far exceeding our goals, and showing the construction industry that recycling on the job site can be beneficial to everyone.

Communicating facts like these and involving the local community has been a unique element in the new plant's construction process. And the project's Community Advisory Panel of community representatives continues to provide valuable feedback, concerns, and kudos from the community. Communication outreach, including a special project Web site, keeps stakeholders in touch with the latest information on the plant's progress.

The Weston 4 plant is slated to begin operating in 2008, bringing significant generation on line and positioning us to meet an estimated 2 to 3 percent annual growth in Wisconsin's electric demand. It will be one of the cleanest power plants licensed in the country.

Steady Service to the Community in a Whirlwind of Change

In the midst of significant change at Integrys Energy Group, our employees have remained a solid, giving presence in the communities it serves. In 2006, employees contributed to local Salvation Army programs, wrote greeting cards to soldiers oversees, and lit the winter season with local displays of light—revealing their deep caring for the communities they serve.

Using positive energy to break cycles of fear and prejudice, Integrys Energy Group provided support to the Intercultural Leadership Initiative. This group is taking important steps to address racial tensions in schools that service Wisconsin Native American tribal communities.

Every time employees volunteer in the local community, they are choosing service over self.

And in a multitude of locales, employees joined hardworking community members to build homes though Habitat for Humanity.

Every time employees volunteer in the community, they are choosing service over self. These are just snapshots of the energy you can see emanating from our employees outside the walls of our offices and beyond the hours spent lighting and heating homes and businesses.

Business, Not Quite "as Usual"

Upper Peninsula Power Company (UPPCO) has been busy decommissioning the U.S. Navy's ELF (extremely low frequency) transmission system. This is a 67-hertz transmission system that operated near Republic, Michigan, in UPPCO's territory, since 1986.

Until recently, the Navy used the ELF system to transmit messages to submarines at sea, penetrating deep water that deflected higher-frequency signals.

Unfortunately, the transmission system that proved ideal for submarines was less than helpful for UPPCO customers' day-to-day lives. The ELF system caused service issues for about 25 miles of UPPCO's power lines, as well as telephone, cable TV, even fence lines. To help, UPPCO added hundreds of miles of additional phase wire and special insulation in the 1980s.

When ELF stopped operating, UPPCO embarked on a project to return the system to standard construction and normal operation. That project is now about 75 percent complete. UPPCO anticipates finishing the project in 2007.

All installations and decommissioning have been completed at no cost to customers, because the Navy has reimbursed UPPCO for all work.

In addition, in 2006, UPPCO moved closer to closing another important chapter in its history—completing the Dead River recovery activities that started in 2003. The environmental efforts began shortly after a fuse plug and foundation failed at the Silver Lake Reservoir, creating a flood that forged a new river channel from the reservoir to Lake Superior.

Using natural channel design, which recreates the meanders and topography of a natural river, we rebuilt the stream channel, flood plain, and natural wetlands. We stabilized banks with natural vegetation and recreated habitat for fish and other wildlife. In 2008, we will return to plant some additional vegetation and conduct monitoring to ensure the river is functioning as designed.

This ongoing environmental initiative is possible through the collaborative energy of our employees, our contractors, Marquette County, Michigan, and the Natural Resource Conservation Service.

A Sound Competitive Choice Fuels Growth

In our nonregulated energy business, 2006 was marked by rapid growth in forward sales volume as we opened our doors for business in several new and dynamic markets, including Texas, the Mid-Atlantic, and Colorado.

As markets like these welcome electric and natural gas competition, Integrys Energy Services continues to achieve strong performance. This aggressive growth platform, in turn, is giving us a larger, more diversified presence in attractive markets.

But growth is not the only story. Perhaps equally important is the reputation Integrys Energy Services is building in the markets it serves. Customers are choosing Integrys Energy Services not only for competitive pricing, but for ethics, honesty, and highly consultative customer care. Integrys Energy Services thrives by making individualized decisions in the best interest of the customer.

New Sales Offices Hit the Road Running

Currently serving customers in 21 states across the United States and three Canadian provinces, Integrys Energy Services is expanding its footprint through strategic market expansion. The company is extending its reach with new regional sales offices targeted to serve high-growth deregulated markets.

In Texas, a new sales office has created significant opportunity for commercial and industrial power sales in the nation's largest and most liquid market. Opened to competition by the Texas Electric Choice Act, Texas is served by a service team with local expertise in contracts, supply, and pricing.

The Texas energy team's particular strength lies in customer sales through "channel partners." More than 50 percent of Texas' largest commercial and industrial customers buy through these independent third-party brokers, agents, and consultants.

Our success with channel partners in Texas and other markets is reflected in a recent independent study conducted by KEMA, Inc. Integrys Energy Services rated third among 27 energy retailers by channel partners for responsiveness and service. In fact, 5 out of the 12 channel partners who rated Integrys Energy Services named it the top overall performer in service.

In Illinois, business volume has increased ten-fold as the lift of a decade-old rate freeze fosters competition and market-based rates. To prepare for the opportunity, Integrys Energy Services' Illinois team hit the road running with its "Illinois Road Show," bringing the concept of free market choice to 15,000 commercial and industrial accounts throughout the state.

Through informational mailings and educational forums, the team informed energy customers and helped establish Integrys Energy Services as a trusted go-to source for information. In less than one year, the team has secured more than 350 new commercial and industrial electric customers.

In the Northeast, a new, highly experienced regional team hit the streets in 2006. Establishing a new sales office in Manchester, New Hampshire, in October 2006, the team is offering a competitive source of supply to nonregulated New England states including Maine, Rhode Island, Connecticut, and now Massachusetts—the largest market opportunity in New England. The team is creating innovative pricing programs, negotiating contracts, and laying foundations for aggressive growth in 2007.

In November 2006, Integrys Energy Services hired a group of electric traders for a new office in Denver, Colorado. Initially, they will concentrate on wholesale transactions related to the Midwest Independent Transmission System Operator (MISO).

And finally, a new Mid-Atlantic team is also ramping up to go to market in New Jersey, Pennsylvania, and Virginia—an energy-intense portion of the country—in the second quarter of 2007. We're confident that Integrys Energy Services will be able to enter the market with a highly competitive portfolio that customers will value.

Reducing Expenses, Boosting Enrollments

In Ohio, Integrys Energy Services used the principles of lean manufacturing to enhance its Web-based services, significantly increasing online enrollment.

The new regional site eliminated steps that didn't add value to customers and simplified enrollment, while clearly communicating local energy choices in the language of the customer.

The Web site upgrade was a critical component of our marketing in the Ohio market, where advertising and search engine strategies drove traffic to the Web.

The results? The Ohio site more than doubled its conversion rate in 2006 alone, adding more than 2,400 enrollments online, and contributing close to $1 million in additional annualized margin.

Trust for the Long Term

Our ability to earn our customers' trust is playing a major factor in securing long-term business.

Integrys Energy Services has been successful in winning significant long-term trading commitments. In a groundbreaking agreement, Baylor University of Waco, Texas, signed a ten-year supply contract with Integrys Energy Services. The university expects to save more than $2 million a year on power, plus will tap Texas' growing wind power output to achieve its goals for sustainability.

We are also locking in long-term contracts with wholesale customers to manage the storage of natural gas, optimizing its value. This strategy allows wholesalers to buy natural gas at an attractive price and inject it into storage, then sell it in the future, benefiting the owner of the storage assets and balancing the seasonal supply and demand.

Watch Us

In a competitive, rapidly changing market, Integrys Energy Group's ability to handle the challenges of growth and change defines our character. The combined energy created by our people, assets, and solid vision is clear.

We're confident this culture of excellence will continue to support our vision of "people creating a premier and growing energy company."

Based on sound strategy, careful planning, and solid execution, our company is becoming even stronger, more diverse, and better poised to meet the energy needs of tomorrow.

Watch us. You'll see the energy.



"The Weston 4 project has exceeded my wildest dreams. I've been able to use my experience as a boilermaker to help create a unit that will last for the next 40 years. We have a sound project team with one goal in mind—getting this new power source ready for customers on time and on budget. It's a true honor to be part of this team."

Mark Spears
Boiler & Air Quality Control Specialist – Contract Manager
Wisconsin Public Service



"Integrys Energy Services' success grows from our passion for serving the customer. From strategic direction to process excellence and technical innovation—we continually ask ourselves, 'How does this benefit our customers?'"

Rajiv Bazaj
Managing Director of Sales
Integrys Energy Services

Forward-Looking Statements

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. You can identify these statements by the fact that they do not relate strictly to historical or current facts and often include words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," and other similar words. Although we believe we have been prudent in our plans and assumptions, there can be no assurance that indicated results will be realized. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated.

Forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events, or otherwise. We recommend that you consult any further disclosures we make on related subjects in our 10-Q, 8-K, and 10-K reports to the Securities and Exchange Commission.

The following is a cautionary list of risks and uncertainties that may affect the assumptions which form the basis of forward-looking statements relevant to our business. These factors, and other factors not listed here, could cause actual results to differ materially from those contained in forward-looking statements.

- Unexpected costs and/or unexpected liabilities related to the Peoples Energy merger, or the effects of purchase accounting that may be different from our expectations;
- The successful combination of the operations of Integrys Energy Group and Peoples Energy;
- Integrys Energy Group may be unable to achieve the forecasted synergies or it may take longer or cost more than expected to achieve these synergies;
- The credit ratings of Integrys Energy Group or its subsidiaries could change in the future;
- Resolution of pending and future rate cases and negotiations (including the recovery of deferred costs) and other regulatory decisions impacting Integrys Energy Group's regulated businesses;
- The impact of recent and future federal and state regulatory changes, including legislative and regulatory initiatives regarding deregulation and restructuring of the electric and natural gas utility industries, changes in environmental, tax, and other laws and regulations to which Integrys Energy Group and its subsidiaries are subject, as well as changes in application of existing laws and regulations;
- Current and future litigation, regulatory investigations, proceedings or inquiries, including but not limited to, manufactured gas plant site cleanup and pending United States Environmental Protection Agency investigations of Wisconsin Public Service Corporation's generation facilities, and the appeal of the decision in the contested case proceeding regarding the Weston 4 air permit;
- Resolution of audits by the Internal Revenue Service and various state and Canadian revenue agencies;
- The effects, extent, and timing of additional competition or regulation in the markets in which our subsidiaries operate;
- The impact of fluctuations in commodity prices, interest rates, and customer demand;
- Available sources and costs of fuels and purchased power;
- Investment performance of employee benefit plan assets;
- Advances in technology;
- Effects of and changes in political, legal, and economic conditions and developments in the United States and Canada;
- Potential business strategies, including mergers and acquisitions or dispositions of assets or businesses, which cannot be assured to be completed (such as construction of the Weston 4 power plant and additional investment in American Transmission Company related to construction of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line);
- The direct or indirect effects of terrorist incidents, natural disasters, or responses to such events;
- Financial market conditions and the results of financing efforts, including credit ratings and risks associated with commodity prices (particularly natural gas and electricity), interest rates, and counterparty credit;
- Weather and other natural phenomena, in particular the effect of weather on natural gas and electricity sales;
- The effect of accounting pronouncements issued periodically by standard-setting bodies; and
- Other factors discussed in the 2006 Annual Report on Form 10-K and in other reports filed by us from time to time with the Securities and Exchange Commission.

INTRODUCTION

Integrys Energy Group, Inc. is a diversified holding company operating through subsidiaries that provide energy and related services. Our wholly owned subsidiaries at December 31, 2006, included four regulated utilities, Wisconsin Public Service Corporation (WPSC), Upper Peninsula Power Company (UPPCO), Michigan Gas Utilities Corporation (MGUC), and Minnesota Energy Resources Corporation (MERC). Another wholly owned subsidiary, WPS Resources Capital Corporation, is a holding company for our nonregulated subsidiary, Integrys Energy Services.

Strategic Overview

The focal point of Integrys Energy Group's business plan is the creation of long-term value for our shareholders and our customers through growth, operational excellence, asset management, risk management, and the continued emphasis on reliable, competitively priced, and environmentally sound energy and energy-related services. We are seeking growth of our regulated and nonregulated portfolio and placing an emphasis on regulated growth. A discussion of the essential components of our business strategy is set forth below.

Maintain and Grow a Strong Regulated Utility Base – We are focusing on growth in our regulated operations. A strong regulated utility base is important in order to maintain a strong balance sheet, predictable cash flows, a desired risk profile, attractive dividends, and quality credit ratings, which are critical to our success. Integrys Energy Group believes the following recent developments have helped, or will help, maintain and grow its regulated utility base:

- In February 2007, we consummated the merger with Peoples Energy Corporation. Upon completion of the merger, WPS Resources changed its name to Integrys Energy Group. As a result of the merger, Peoples Energy Corporation is now a wholly owned subsidiary of Integrys Energy Group. See Note 6, *"Acquisitions and Sales of Assets,"* for more information.

- WPSC is expanding its regulated generation fleet in order to meet growing electric demand and ensure continued reliability. Construction of the 500-megawatt coal-fired Weston 4 base-load power plant located near Wausau, Wisconsin, continues in partnership with Dairyland Power Cooperative (DPC).

- In 2006, we completed the acquisition of Aquila's natural gas distribution operations in Michigan and Minnesota. The addition of these regulated assets in close proximity to Integrys Energy Group's existing regulated electric and natural gas operations in Wisconsin and Michigan has transitioned Integrys Energy Group to a larger and stronger regional energy company.

- We have invested in American Transmission Company LLC (ATC) and received additional equity interest as consideration for funding a portion of the Duluth, Minnesota, to Wausau, Wisconsin, transmission line.

- WPSC continues to invest in environmental projects to improve air quality and meet the requirements set by environmental regulators. Capital projects to construct and upgrade equipment to meet or exceed required environmental standards are planned each year.

Integrate Resources to Provide Operational Excellence – Integrys Energy Group is committed to integrating resources of its regulated business units and also its nonregulated business units, while maintaining any and all applicable regulatory and legal restrictions. This will provide the best value to all customers by leveraging the individual capabilities and expertise of each unit and assist in lowering costs for certain activities.

- The merger with Peoples Energy will align the best practices and expertise of both companies and result in efficiencies by eliminating redundant and overlapping functions and systems. The merger is expected to ultimately result in annual cost savings of approximately $87 million in the corporate and regulated businesses and $7 million in the nonregulated business. We anticipate achieving these ongoing synergies approximately five years from the closing date of the merger. One-time costs to achieve the synergies are expected to be approximately $186 million.

- At our regulated business units, we are optimally sourcing work and combining resources to achieve best practices at WPSC, UPPCO, MGUC, and MERC in order to achieve operational excellence and sustainable value for customers and shareholders.

- An initiative we call "Competitive Excellence" is being deployed across Integrys Energy Group and its subsidiaries. Competitive Excellence strives to eliminate work that does not provide value for customers. This will create more efficient processes, improve the effectiveness of employees, and reduce costs. Competitive Excellence will be utilized to help Integrys Energy Group achieve the anticipated synergies in the merger with Peoples Energy.

Strategically Grow Nonregulated Businesses – Integrys Energy Services will grow its electric and natural gas business (through strategic hiring and acquisitions, penetration in existing markets, and new product offerings) by targeting growth in areas where it has market expertise. Integrys Energy Services also focuses on optimizing the operational efficiency of its existing portfolio of assets and pursues compatible development projects that strategically fit with its customer base and market expertise. We expect our nonregulated operations to provide between 20% and 30% of our earnings, on average, in the future.

- The merger with Peoples Energy combines the complementary nonregulated energy marketing businesses of both companies. By combining the energy marketing businesses, we have more strategic opportunities to grow current nonregulated services by focusing on combined nonregulated retail and wholesale operations and disciplined risk management processes to create a stronger, more competitive, and better balanced growth platform for our nonregulated business.

- In the fourth quarter of 2006, Integrys Energy Services hired experienced personnel and put in the infrastructure to establish a wholesale electric product offering in Denver, Colorado. Operations will begin in 2007 with a focus on the Midwest Independent Transmission System Operator (MISO), PJM, Ontario (ESCO), and Western Systems Coordinating Council (WSCC) markets.

- Integrys Energy Services began developing a retail electric product offering in the Mid-Atlantic market (Pennsylvania, Delaware, Washington, D.C., Maryland, and New Jersey) in 2006. Having been presented with a good opportunity to leverage its infrastructure throughout the northeastern United States, Integrys Energy Services hired experienced personnel in the Mid-Atlantic region and will shortly begin signing up customers. Delivery of power to these customers is expected in the second quarter of 2007. Integrys Energy Services currently has a market presence in this region by servicing wholesale electric customers.

- In 2006, Integrys Energy Services began offering retail electric products to large commercial and industrial customers in Illinois, New Hampshire, and Rhode Island and delivered a total of 449,823 megawatt-hours, 132,753 megawatt-hours, and 36,184 megawatt-hours, respectively, to each in 2006. In 2005, Integrys Energy Services was only offering natural gas products and energy management services to customers in Illinois and did not offer retail electric products in New Hampshire and Rhode Island. In September 2006, Integrys Energy Services won an Illinois auction bid to serve additional customers beginning in 2007, which will further expand Integrys Energy Services' wholesale electric business.

- Integrys Energy Services began developing a product offering in the Texas retail electric market in late 2005. Entry into Texas, with its thriving market structure, provides Integrys Energy Services with an opportunity to leverage the infrastructure and capability Integrys Energy Services developed to provide products and services that it believes customers will value. Integrys Energy Services started to deliver power to these customers in July 2006, and delivered a total of 177,692 megawatt-hours to these customers in 2006. Integrys Energy Services continues to increase both its customer base (by signing up new enrollments) and volumes in the Texas retail electric market.

- Integrys Energy Services began marketing electric products to customers in Massachusetts in 2005 and has had initial success in signing up commercial and industrial customers. Retail volumes contributed by Massachusetts in 2006 were 184,560 megawatt-hours.

- Integrys Energy Services continues to grow its retail natural gas business in Canada and Ohio through the addition of new customers.

Place Strong Emphasis on Asset and Risk Management – Our asset management strategy calls for the continuous assessment of our existing assets as well as a focus on the acquisition of assets that complement our existing business and strategy. This strategy also calls for a focus on the disposition of assets, including plants and entire business units, which are either no longer strategic to ongoing operations, are not performing as needed, or the disposition of which would reduce our risk profile. We maintain a portfolio approach to risk and earnings.

- The combination of Integrys Energy Group and Peoples Energy creates a larger, stronger, and more competitive regional energy company. This merger, along with the 2006 acquisition of the Michigan and Minnesota natural gas distribution operations from Aquila, diversifies the company's regulatory risk due to the expansion of utility operations to multiple jurisdictions.

- On February 21, 2007, subsequent to its merger with Peoples Energy Corporation, Integrys Energy Group announced its commitment to the sale of Peoples Energy Corporation's oil and natural gas production business. The divesture of the oil and natural gas production business will lower Integrys Energy Group's business risk profile and provide funds to reduce debt.

- In 2007, Integrys Energy Services will develop a new landfill gas project, Winnebago Energy Center Development. Winnebago Energy Center Development is a 6.5-megawatt project near Rockford, Illinois, and will consist of installing gas cleanup equipment and engines to collect and burn landfill gas at the site to generate electricity. Integrys Energy Services will then sell the electricity in the PJM marketplace. The project is initially expected to cost approximately $9 million and, if we have initial project success, has the potential to expand to an 8-megawatt facility in 2009.

- In January 2007, Integrys Energy Services sold WPS Niagara Generation, LLC to a subsidiary of US Renewables Group, LLC for approximately $31 million. WPS Niagara Generation, LLC owned a 50-megawatt Niagara Falls generation facility located in the Niagara Mohawk Frontier region in Niagara Falls, New York. The pre-tax gain on the sale was approximately $25 million and was recorded in the first quarter of 2007.

- On July 26, 2006, Integrys Energy Services completed the sale of Sunbury Generation, LLC to Corona Power, LLC, for approximately $34 million. Sunbury Generation's primary asset was the Sunbury generation facility located in Pennsylvania. The transaction resulted in a pre-tax gain of approximately $20 million in 2006. In addition, approximately $13 million of cash tax benefits are expected to be accelerated over the next few years, depending on the use of the alternative minimum tax credits. Integrys Energy Services management had been evaluating Sunbury's future since 2004 and after carefully reviewing alternatives and current business conditions, determined that the sale was the best alternative.

- In April 2006, a subsidiary of Integrys Energy Group completed the sale of its one-third interest in Guardian Pipeline, LLC to Northern Border Partners, LP for $38.5 million. The transaction resulted in a pre-tax gain of $6.2 million which was recorded in the second quarter of 2006. We believe the sale provides a good opportunity to redeploy the proceeds into other investment opportunities, providing value to our shareholders.

- In April 2006, Integrys Energy Services sold WPS ESI Gas Storage, LLC, which owns a natural gas storage field located in the Kimball Township, St. Clair County, Michigan, for approximately $20 million and recognized a pre-tax gain of $9.0 million in the second quarter of 2006. Integrys Energy Services utilized this facility primarily for structured wholesale natural gas transactions as natural gas storage spreads presented arbitrage opportunities. Integrys Energy Services was not actively marketing this facility for sale, but believed the price offered was above the value it would realize from continued ownership of the facility.

- We continue to evaluate alternatives for the sale of real estate holdings we have identified as no longer needed for our operations.

Our risk management strategy, in addition to asset risk management, includes the management of market, credit, and operational risk through the normal course of business. Forward purchases and sales of electric capacity, energy, natural gas, and other commodities allow for opportunities to secure prices in a volatile energy market.

Business Operations

Our regulated and nonregulated businesses have distinct competencies and business strategies. They offer differing energy and energy-related products and services, and experience a wide array of risks and challenges. Our regulated utilities derive revenues primarily from the purchase, production, distribution, and sale of electricity and the purchase, distribution, and sale of natural gas to retail customers. The regulated utilities also provide wholesale electric service to numerous utilities and cooperatives for resale. Our nonregulated business offers natural gas, electric, and alternate fuel supplies, as well as energy management and consulting services, to retail and wholesale customers in various areas of the United States and portions of Canada. The market risks and challenges of our business are discussed in *"Quantitative and Qualitative Disclosures About Market Risk."*

Integrys Energy Services' marketing and trading operations manage power and natural gas procurement as an integrated portfolio with its retail and wholesale sales commitments and sale of generation from power plants. The table on the next page discloses future natural gas and electric sales volumes under contract at Integrys Energy Services as of December 31, 2006. Integrys Energy Services expects that its ultimate sales volumes in 2007 and beyond will exceed the volumes shown in the table on the next page as it continues to seek growth opportunities and as existing customers who do not have long-term contracts continue to buy their short-term requirements from Integrys Energy Services.

Forward Contracted Volumes at 12/31/2006 [1]	01/01/07 to 12/31/07	01/01/08 to 12/31/08	After 12/31/08
Wholesale sales volumes – billion cubic feet	135.6	19.2	6.7
Retail sales volumes – billion cubic feet	193.5	50.5	37.0
Total natural gas sales volumes	329.1	69.7	43.7
Wholesale sales volumes – million kilowatt-hours	30,564	11,096	8,036
Retail sales volumes – million kilowatt-hours	6,846	2,421	1,674
Total electric sales volumes	37,410	13,517	9,710

[1] This table represents physical sales contracts for natural gas and electric power for delivery or settlement in future periods; however, there is a possibility that some of the contracted volumes reflected in the above table will be net settled. Management has no reason to believe that gross margins that will be generated by these contracts will vary significantly from those experienced historically.

For comparative purposes, the future natural gas and electric sales volumes under contract at December 31, 2005, are shown below. The actual electric and natural gas sales volumes for the 12 months ended December 31, 2006, and 2005 are disclosed within *Results of Operations – Overview of Integrys Energy Services' Operations* below.

Forward Contracted Volumes at 12/31/2005 [1]	01/01/06 to 12/31/06	01/01/07 to 12/31/07	After 12/31/07
Wholesale sales volumes – billion cubic feet	107.3	13.2	4.3
Retail sales volumes – billion cubic feet	171.1	39.7	40.3
Total natural gas sales volumes	278.4	52.9	44.6
Wholesale sales volumes – million kilowatt-hours	13,240	4,144	3,160
Retail sales volumes – million kilowatt-hours	1,962	391	126
Total electric sales volumes	15,202	4,535	3,286

[1] This table represents physical sales contracts for natural gas and electric power for delivery or settlement in future periods; however, there is a possibility that some of the contracted volumes reflected in the above table could be net settled.

Both retail and wholesale forward natural gas volumes under contract have increased as of December 31, 2006, compared to December 31, 2005. The increase in retail natural gas volumes under contract was driven by lower natural gas prices providing opportunities for Integrys Energy Services to enter into supply contracts with customers in existing markets. Increased volatility in natural gas prices and high natural gas storage spreads (future natural gas sales prices were higher than the near term price of natural gas) increased the profitability of natural gas transactions, driving the increase in wholesale natural gas sales volumes under contract at December 31, 2006, compared to December 31, 2005. Wholesale electric volumes under contract increased significantly at December 31, 2006. The increase in wholesale electric sales volumes was mostly related to the continued expansion of Integrys Energy Services' wholesale electric business, with a focus on physical, customer-based purchase and sale agreements in areas where it has market expertise. The emphasis Integrys Energy Services is placing on its originated wholesale customer electric business is producing encouraging results and, as a result, Integrys Energy Services has recently entered into numerous contracts to provide electricity to wholesale customers in the future. Retail electric sales volumes under contract have also increased at December 31, 2006. In 2006, Integrys Energy Services expanded its retail electric product offering in Illinois, New Hampshire, Rhode Island, Massachusetts, and Texas. Integrys Energy Services previously did not offer retail electric products, or offered few products, to these areas and expects to continue to build retail electric sales in these markets by continuing to attract new customers.

Integrys Energy Services employs credit policies to mitigate its exposure to credit risk. As a result of these credit policies, Integrys Energy Services has not experienced significant write-offs from its large wholesale counterparties to date. The table below summarizes Integrys Energy Services' wholesale counterparty credit exposure, categorized by maturity date, as of December 31, 2006. At December 31, 2006, Integrys Energy Services had exposure with one investment grade counterparty that was more than 10% of net exposure. Net exposure with this counterparty was $51.7 million and is included in the table below.

Counterparty Rating [1] *(Millions)*	Exposure [2]	Exposure Less Than 1 Year	Exposure 1 to 3 Years	Exposure 4 to 5 Years
Investment grade – regulated utility	$ 84.1	$ 64.0	$20.0	$ 0.1
Investment grade – other	252.6	200.6	26.7	25.3
Non-investment grade – regulated utility	-	-	-	-
Non-investment grade – other	-	-	-	-
Non-rated – regulated utility [3]	1.5	1.5	-	-
Non-rated – other [3]	88.4	69.0	19.1	0.3
Exposure	$426.6	$335.1	$65.8	$25.7

[1] The investment and non-investment grade categories are determined by publicly available credit ratings of the counterparty or the rating of any guarantor, whichever is higher. Investment grade counterparties are those with a senior unsecured Moody's rating of Baa3 or above or a Standard & Poor's rating of BBB- or above.

[2] Exposure considers netting of accounts receivable and accounts payable where netting agreements are in place as well as netting mark-to-market exposure. Exposure is before consideration of collateral from counterparties. Collateral, in the form of cash and letters of credit, received from counterparties totaled $99.7 million at December 31, 2006, $63.8 million from investment grade counterparties, and $35.9 million from non-rated counterparties.

[3] Non-rated counterparties include stand-alone companies, as well as unrated subsidiaries of rated companies without parental credit support. These counterparties are subject to an internal credit review process.

RESULTS OF OPERATIONS

2006 Compared with 2005

Integrys Energy Group Overview

Integrys Energy Group's 2006 and 2005 results of operations are shown in the following table:

Integrys Energy Group's Results (*Millions, except share amounts*)	2006	2005	Change
Income available for common shareholders	**$155.8**	$157.4	(1.0%)
Basic earnings per share	**$3.68**	$4.11	(10.5%)
Diluted earnings per share	**$3.67**	$4.07	(9.8%)

Income available for common shareholders was $155.8 million ($3.67 diluted earnings per share) for the year ended December 31, 2006, compared to $157.4 million ($4.07 diluted earnings per share) for the year ended December 31, 2005. Significant factors impacting the change in earnings and earnings per share were as follows (and are discussed in more detail thereafter):

- Electric utility earnings increased $21.3 million, from $64.2 million for the year ended December 31, 2005, to $85.5 million for the year ended December 31, 2006. Fuel and purchased power costs that were less than what was recovered in rates during the year ended December 31, 2006, compared to fuel and purchased power costs that were more than were recovered in rates during the same period in 2005 (the under collection in 2005 was primarily due to the impact the 2005 hurricanes had on natural gas prices), contributed an estimated $14 million after-tax, year-over-year increase in earnings. In addition, a Public Service Commission of Wisconsin (PSCW) ruling, which disallowed recovery of costs that were deferred related to the 2004 Kewaunee nuclear plant outage as well as a portion of the loss on the Kewaunee sale, resulted in the write-off of $13.7 million of regulatory assets in 2005. The write-off of these regulatory assets in 2005 resulted in an after-tax reduction in earnings in 2005 of approximately $8 million. The retail electric rate increases at both WPSC and UPPCO also had a positive year-over-year impact on earnings. Prior to its 2006 rate increase, UPPCO did not have a rate increase since 2002. These increases were partially offset by unfavorable weather conditions in 2006, compared to 2005, which had an estimated $9 million year-over-year negative after-tax impact on electric utility earnings.

- Results from natural gas utility operations decreased $15.5 million, from earnings of $13.2 million for the year ended December 31, 2005, to a net loss of $2.3 million in 2006. A combined net loss of approximately $11 million related to the results of operations of MGUC (natural gas distribution operations acquired on April 1, 2006) and MERC (natural gas distribution operations acquired on July 1, 2006). Included in the net loss incurred by MGUC and MERC were $11.8 million ($7.1 million after-tax) of external pre-tax transition costs that were incurred by these natural gas utilities. The net loss recognized at MGUC and MERC in excess of transition costs incurred can be attributed to not owning these operations during the 2006 heating season (from January through March) and warmer than normal weather conditions during the last few months of 2006. From the acquisition date through December 31, 2006, actual heating degree days were 13.9% and 7.3% below normal for MGUC and MERC, respectively. Earnings at WPSC's natural gas utility also decreased approximately $4 million, driven by unfavorable weather conditions and customer conservation efforts.

- Integrys Energy Services' earnings decreased $1.8 million, from $74.1 million for the year ended December 31, 2005, to $72.3 million for the same period in 2006. Lower earnings were driven by an $11.0 million ($6.6 million after-tax) increase in interest expense due to higher working capital requirements primarily related to growth in Integrys Energy Services' natural gas operations, a $10.6 million ($6.4 million after-tax) increase in miscellaneous expenses (primarily related to increased tons procured from Integrys Energy Services' investment in a synthetic fuel facility and the fact that Integrys Energy Services received no royalty payments from this investment in 2006), and a $4.2 million after-tax decrease in income from discontinued operations. These factors were partially offset by a $14.4 million ($8.6 million after-tax) increase in margin (including an $11.1 million pre-tax decrease in gains on derivative instruments used to protect the value of Section 29/45K tax credits), a $6.7 million ($4.0 million after-tax) decrease in operating expenses (primarily related to the recognition of a $9.0 million pre-tax gain on the sale of Integrys Energy Services' Kimball storage field in the second quarter of 2006), and a $3.4 million increase in Section 29/45K federal tax credits recognized from Integrys Energy Services' investment in a synthetic fuel facility. See Note 17, *"Commitments and Contingencies,"* in Notes to Consolidated Financial Statements for a detailed analysis of how Integrys Energy Services' investment in a synthetic fuel facility impacted results of operations.

- Results from Holding Company and Other Segment Operations decreased $5.6 million, from earnings of $5.9 million for the year ended December 31, 2005, to earnings of $0.3 million for the same period in 2006. External transition expenses of $2.2 million were recorded in 2006 related to consulting fees in conjunction with our merger with Peoples Energy.

- Diluted earnings per share was impacted by the items discussed above as well as an increase of 3.7 million shares (9.6%) in the weighted average number of outstanding shares of Integrys Energy Group's common stock for the year ended December 31, 2006, compared to 2005. Integrys Energy Group issued 1.9 million shares of common stock through a public offering in November 2005 and also issued 2.7 million shares of common stock in May 2006 in order to settle its forward equity agreement with an affiliate of J.P. Morgan Securities, Inc. Additional shares were also issued under the Stock Investment Plan and certain stock-based employee benefit plans.

Overview of Utility Operations

In 2006, utility operations included (1) the electric utility segment, consisting of the electric operations of WPSC and UPPCO, and (2) the gas utility segment, consisting of the natural gas operations of WPSC, MGUC, and MERC.

Electric Utility Segment Operations

Integrys Energy Group's Electric Utility Segment Results (*Millions*)	Year Ended December 31,		
	2006	2005	Change
Revenues	**$1,099.4**	$1,037.1	6.0%
Fuel and purchased power costs	**551.0**	444.2	24.0%
Margins	**$ 548.4**	$ 592.9	(7.5%)
Sales in kilowatt-hours			
Residential	**3,144.8**	3,127.4	0.6%
Commercial and industrial	**8,645.2**	8,641.8	–%
Wholesale	**4,093.1**	3,849.2	6.3%
Other	**42.2**	41.7	1.2%
Total sales in kilowatt-hours	**15,925.3**	15,660.1	1.7%
Weather – WPSC			
Heating degree days – actual	**6,785**	7,401	(8.3%)
Cooling degree days – actual	**521**	649	(19.7%)

Electric utility revenue increased $62.3 million (6.0%) for the year ended December 31, 2006, compared to the same period in 2005, largely due to the approved 2006 electric rate increases for WPSC and UPPCO retail electric customers (see Note 23, *"Regulatory Environment,"* in Notes to Consolidated Financial Statements for more information related to these rate increases) and rate increases for WPSC's wholesale customers resulting from the formula rate mechanism in place for these customers. Electric sales volumes also increased 1.7%, primarily related to a 6.3% increase in sales volumes to wholesale customers due to higher demand and new wholesale contracts. Unfavorable weather conditions during both the heating and cooling seasons for the year ended December 31, 2006, compared to 2005, partially offset the increases discussed above.

The electric utility margin decreased $44.5 million (7.5%) for the year ended December 31, 2006, compared to 2005. The decrease in the electric utility margin was driven by a $48.7 million (9.0%) decrease in WPSC's electric margin, primarily related to the sale of Kewaunee on July 5, 2005, and the related power purchase agreement, partially offset by an approximate $4 million increase in UPPCO's margin (driven by its first retail electric rate increase since 2002). Excluding the $54.2 million increase in fixed payments made to Dominion Energy Kewaunee during the year ended December 31, 2006, WPSC's electric utility margin increased $5.5 million, driven by the retail electric and wholesale rate increases (discussed above). In addition, fuel and purchased power costs were less than were recovered in rates during the year ended December 31, 2006, compared to fuel and purchased power costs that were more than were recovered in rates during the same period in 2005 (the under collection in 2005 was primarily due to the impact the 2005 hurricanes had on natural gas prices), which had an estimated $23 million positive year-over-year impact on margin. The margin was also positively impacted by higher wholesale electric sales volumes, driven by higher demand from existing customers and new wholesale customer contracts. These increases were partially offset by a $70.8 million decrease in 2006 margin related to the refund to retail customers and the accrual for the refund to wholesale customers of a portion of the Kewaunee nonqualified decommissioning trust fund. Pursuant to regulatory accounting, the decrease in margin related to this refund was offset by a corresponding decrease in operating and maintenance expense as explained below and, therefore, did not have an impact on earnings. Unfavorable weather conditions during both the heating and cooling seasons also negatively impacted margin by an estimated $14 million.

Gas Utility Segment Operations

Integrys Energy Group's Gas Utility Segment Results *(Millions)*	Year Ended December 31,		
	2006	2005	Change
Revenues	$676.9	$522.0	29.7%
Purchased natural gas costs	493.8	397.4	24.3%
Margins	$183.1	$124.6	47.0%
Throughput in therms			
Residential	351.5	241.6	45.5%
Commercial and industrial	190.6	134.7	41.5%
Interruptible	40.1	36.1	11.1%
Interdepartmental	27.6	70.8	(61.0%)
Transport	657.5	344.0	91.1%
Total sales in therms	1,267.3	827.2	53.2%
Weather – WPSC			
Heating degree days – actual	6,785	7,401	(8.3%)
Cooling degree days – actual	521	649	(19.7%)

Natural gas utility revenue increased $154.9 million (29.7%) for the year ended December 31, 2006, compared to 2005, due to the acquisition of natural gas distribution operations in Michigan by MGUC on April 1, 2006, and the acquisition of natural gas distribution operations in Minnesota by MERC on July 1, 2006. These acquisitions contributed approximately $233 million to natural gas utility revenue and approximately 541 million therms to natural gas throughput volumes during the year ended December 31, 2006. WPSC's natural gas utility revenue was $443.8 million for the year ended December 31, 2006, compared to $522.0 million in 2005. Lower natural gas revenues at WPSC were driven by a 12.2% decrease in natural gas throughput volumes, primarily related to a 61.0% decrease in natural gas throughput volumes to the electric utility for electric generation and a 9.2% decrease in throughput volumes to residential and commercial and industrial customers. The decrease in throughput volumes to the electric utility resulted from a decrease in the need for the electric utility to run its natural gas-fired peaking generation units during the year ended December 31, 2006, compared to 2005, and from higher dispatch of these peaking generation units by MISO in 2005 for reliability purposes. The decrease in throughput volumes to residential and commercial and industrial customers was also driven by unfavorable weather conditions in 2006 compared to 2005, as well as customer conservation efforts. Particularly at the beginning of 2006, customers were taking measures to conserve energy as a result of the high natural gas prices. For the year ended December 31, 2006, natural gas prices were actually 1.4% lower on a per-unit basis, compared to 2005, resulting from a large decline in the price of natural gas in the second half of 2006, also contributing to the decrease in natural gas revenue. Partially offsetting the decrease in WPSC's natural gas utility revenue was the 2006 natural gas rate increase at WPSC (see Note 23, *"Regulatory Environment,"* in Notes to Consolidated Financial Statements for more information related to this rate increase).

The natural gas utility margin increased $58.5 million (47.0%) for the year ended December 31, 2006, compared to the same period in 2005. The combined margin provided by MGUC and MERC was approximately $59 million, while WPSC's natural gas utility margin decreased $0.6 million. As discussed in more detail above, a decrease in throughput volumes to higher margin residential and commercial and industrial customers was partially offset by the natural gas rate increase. The decrease in natural gas volumes sold to the electric utility did not have a significant impact on WPSC's natural gas utility margin as sales to the electric utility have very low margins.

Overview of Integrys Energy Services' Operations

Integrys Energy Services offers natural gas, electric, and alternative fuel supplies, as well as asset management and consulting services, to retail and wholesale customers in the Midwest and Northeastern United States, Texas, and portions of Canada adjacent to the markets Integrys Energy Services serves in the United States. Wholesale electric products and services are offered in developed markets throughout the United States. Integrys Energy Services also owns several merchant generation plants, primarily in the Midwest and Northeastern United States and adjacent portions of Canada.

Operationally, 2006 was very productive for Integrys Energy Services. Energy prices fell considerably in the latter half of the year, which created opportunities for Integrys Energy Services to further penetrate existing markets and sign up customers in new markets, adding value to Integrys Energy Services' retail electric and retail natural gas portfolios. Through the use of derivative instruments and other supply contracts, Integrys Energy Services was able to secure margin on future sales to these customers, which will be recognized in future periods.

(Millions, except natural gas sales volumes)	2006	2005	Change
Nonregulated revenues	$5,159.1	$5,314.9	(2.9%)
Nonregulated cost of fuel, natural gas, and purchased power	4,976.7	5,146.9	(3.3%)
Margins	$ 182.4	$ 168.0	8.6%
Margin Detail			
Electric and other margins *(other margins mostly relate to mark-to-market and realized losses on oil options of $2.4 million during 2006, compared to mark-to-market and realized gains on oil hedges of $8.7 million during 2005)*	$ 61.2	$106.4	(42.5%)
Natural gas margins	$121.2	$ 61.6	96.8%
Gross volumes (includes volumes both physically delivered and net settled)			
Wholesale electric sales volumes in kilowatt-hours	58,794.9	44,778.3	31.3%
Retail electric sales volumes in kilowatt-hours	6,554.1	8,021.0	(18.3%)
Wholesale natural gas sales volumes in billion cubic feet	402.2	338.1	19.0%
Retail natural gas sales volumes in billion cubic feet	314.5	276.6	13.7%
Physical volumes (includes only transactions settled physically for the periods shown)			
Wholesale electric sales volumes in kilowatt-hours *	968.2	1,515.6	(36.1%)
Retail electric sales volumes in kilowatt-hours *	4,565.6	6,594.5	(30.8%)
Wholesale natural gas sales volumes in billion cubic feet *	373.5	327.8	13.9%
Retail natural gas sales volumes in billion cubic feet *	264.0	227.7	15.9%

* Represents gross physical volumes.

Integrys Energy Services' revenue decreased $155.8 million (2.9%) for the year ended December 31, 2006, compared to 2005, primarily related to a decrease in both physical retail and wholesale electric sales volumes and a decrease in energy prices during the latter half of 2006. The decrease in physical retail electric sales volumes was driven by a decrease in retail electric sales volumes in Ohio and Michigan. Integrys Energy Services' retail electric aggregation sales in Ohio ended on December 31, 2005, with the expiration of Integrys Energy Services' contracts with Ohio aggregation customers. Regarding Michigan retail electric operations, Integrys Energy Services had many customers return to their utility supplier beginning in 2005 and continuing into 2006 as a result of high wholesale energy prices and utility tariff changes, which significantly lowered the savings that customers could obtain from contracting with non-utility suppliers. In other areas, lower wholesale energy prices in the latter half of 2006 allowed Integrys Energy Services to sign up a significant number of new retail customers, which will increase sales and contribute to margin in later years. The lower prices also increase the likelihood that Integrys Energy Services may be able to re-contract some of its Michigan retail electric business. The decrease in physically settled wholesale electric sales volumes was driven by a trend toward more financially settled transactions in 2006, compared to 2005.

Integrys Energy Services' margins increased $14.4 million (8.6%), from $168.0 million for the year ended December 31, 2005, to $182.4 million for 2006. Many items contributed to the year-over-year net increase in margin and, as a result, a table has been provided to summarize significant changes. Variances included under "Other significant items" in the table in the next column are generally related to the timing of gain and loss recognition on certain transactions. All variances depicted in the table are discussed in more detail below the table.

(Millions, except natural gas sales volumes)	Increase (Decrease) in Margin in 2006 Compared to 2005
Electric and other margins	
Realized gains on structured origination contracts	$ 6.3
Realized retail electric margin	(2.9)
All other wholesale electric operations	4.4
Other significant items:	
Oil option activity	(11.1)
Retail mark-to-market activity	(27.3)
Liquidation of an electric supply contract in 2005	(14.6)
Net decrease in electric and other margins	(45.2)
Natural gas margins	
Realized natural gas margins	32.2
Other significant items:	
Mass market supply options	(8.4)
Spot to forward differential	5.4
Other mark-to-market activity	30.4
Net increase in natural gas margins	59.6
Net increase in Integrys Energy Services' margin	$14.4

Integrys Energy Services' electric and other margins decreased $45.2 million (42.5%) for the year ended December 31, 2006, compared to 2005. The following items were the most significant contributors to the net change in Integrys Energy Services' electric and other margins:

- ***Realized gains on structured origination contracts*** – Integrys Energy Services' electric and other margin increased $6.3 million for the year ended December 31, 2006, compared to 2005, due to realized gains from origination contracts involving the sale of energy through structured transactions to wholesale customers in the Midwest and Northeastern United States. These origination contracts were not in place in 2005. Integrys Energy Services continues to expand its wholesale origination capabilities with a focus on physical, customer-based purchase and sale agreements in areas where it has market expertise. Integrys Energy Services provided products to large origination customers desiring to take advantage of falling energy prices.

- ***Realized retail electric margin*** – The realized margin from retail electric operations decreased $2.9 million, driven by an $8.2 million decrease in margin from retail electric operations in Ohio and a $3.7 million decrease in margin from retail electric operations in northern Maine. These decreases were partially offset by a $4.4 million increase in margin from retail electric operations in Michigan, a $2.8 million increase in margin from retail electric operations in New York, and a positive margin contribution from retail electric operations in Texas and Illinois. Integrys Energy Services' retail electric aggregation sales in Ohio ended on December 31, 2005, with the expiration of Integrys Energy Services' contracts with Ohio aggregation customers. Integrys Energy Services remains prepared to offer future retail electric service in Ohio as the regulatory climate and market conditions allow. The decrease in margin from operations in northern Maine was driven by higher supply costs in part tied to diesel fuel prices. A portion of the electricity purchased by Integrys Energy Services to supply customers in northern Maine is derived from burning wood chips. The cost to transport wood chips, as well as the operating costs of the machine utilized to make the wood chips, were negatively impacted by high diesel fuel prices. In 2006, Integrys Energy Services shared in this diesel fuel exposure with the generation supplier. Integrys Energy Services was awarded a new contract to serve customers in northern Maine that began on January 1, 2007. Fuel sharing was not contemplated in any of the related energy supply contracts that will be utilized to serve northern Maine load in 2007. The increase in margin from retail electric operations in Michigan was driven by the elimination of the Seams Elimination Charge Adjustment (SECA) effective March 31, 2006. See Note 23, *"Regulatory Environment,"* in Notes to Consolidated Financial Statements for more information related to SECA. Integrys Energy Services began developing a product offering in the Texas retail electric market in 2005. Entry into Texas, with its thriving market structure, provides Integrys Energy Services with an opportunity to leverage the infrastructure and capability it developed. Integrys Energy Services started to deliver power to these customers in July 2006. Integrys Energy Services continues to increase both its customer base (by contracting new enrollments) and volumes in the Texas retail electric market. In 2006, Integrys Energy Services began offering retail electric products to large commercial and industrial customers in Illinois. In 2005, Integrys Energy Services was only offering natural gas products and energy management services to customers in Illinois.

- ***All other wholesale electric operations*** – A $4.4 million increase in margin from other wholesale electric operations was driven by an increase in net realized and unrealized gains related to trading activities utilized to optimize the value of Integrys Energy Services' merchant generation fleet and customer supply portfolios. As part of its trading activities, Integrys Energy Services seeks to generate profits from the volatility of the price of electricity, by purchasing or selling various financial and physical instruments (such as forward contracts, options, financial transmission rights, and capacity contracts) in established wholesale markets (primarily in the northeastern portion of the United States where Integrys Energy Services has market expertise), under risk management policies set by management and approved by Integrys Energy Group's Board of Directors. Integrys Energy Services also seeks to maximize the value of its generation and customer supply portfolios to reduce market price risk and extract additional value from these assets through the use of various financial and physical instruments (such as forward contracts, options, financial transmission rights, and capacity contracts). Period-by-period variability in the margin contributed by Integrys Energy Services' optimization strategies and trading activities is expected due to constantly changing market conditions and differences in the timing of gains and losses recognized on derivative and non-derivative contracts, as required by generally accepted accounting principles. Using a diverse mix of products and markets, combined with disciplined execution and exit strategies, has allowed Integrys Energy Services to consistently generate economic value and earnings from these activities while staying within the value-at-risk (VaR) limits authorized by Integrys Energy Group's Board of Directors. For more information on VaR, see "Item 7A, Quantitative and Qualitative Disclosures about Market Risk."

- ***Oil option activity*** – A decrease in the fair value of derivative instruments utilized to protect the value of a portion of Integrys Energy Services' Section 29/45K federal tax credits in 2006 and 2007 contributed $11.1 million to the decrease in its electric and other margin. The derivative instruments have not been designated as hedging instruments and, as a result, changes in the fair value are recorded currently in earnings. The decrease in the fair value of these instruments in 2006 reflects declining oil prices. Declining prices are generally favorable as they improve the overall profitability of the unhedged portion of our synthetic fuel operations, and present opportunities to produce more synthetic fuel while mitigating the risk of future oil price increases through the use of derivative instruments. The benefit from Section 29/45K federal tax credits during a year is primarily based upon estimated annual synthetic fuel production levels, the ability to sell the synthetic fuel that is produced, annual taxable earnings, and any impact annual oil prices may have on the realization of Section 29/45K federal tax credits. This results in mark-to-market gains or losses being recognized in different years, compared to any tax credit phase-outs that may be recognized. For more information on Section 29/45K federal tax credits, see Note 17, *"Commitments and Contingencies."*

- ***Retail mark-to-market activity*** – Retail mark-to-market activity contributed a $27.3 million decrease to the electric and other margin in 2006, compared to 2005. In 2005, $2.6 million of mark-to-market gains were recognized on retail electric customer supply contracts, compared to $24.7 million of mark-to-market losses recognized on these contracts in 2006. Earnings volatility results from the application of derivative accounting rules to customer supply contracts (requiring that these derivative instruments be marked-to-market), without a corresponding mark-to-market offset related to the customer sales contracts, which are not considered derivative instruments. These mark-to-market gains and losses will reverse as the related customer sales contracts settle. Due to the mix of contracts that require mark-to-market accounting and those that do not, Integrys Energy Services generally experiences mark-to-market losses on supply contracts in periods of declining wholesale prices and mark-to-market gains in periods of increasing wholesale prices. Declining prices are generally favorable as they increase Integrys Energy Services' ability to offer customers contracts that are both favorably priced and lower than the prices offered by regulated utilities, but can cause short-term volatility in earnings.

- ***Liquidation of an electric supply contract in 2005*** – In the fourth quarter of 2005, an electricity supplier exiting the wholesale market in Maine requested that Integrys Energy Services liquidate a firm contract to buy power in 2006 and 2007. At that time, Integrys Energy Services recognized an $8.2 million gain related to the liquidation of the contract and entered into a new contract with another supplier for firm power in 2006 and 2007 to supply its customers in Maine. The cost to purchase power under the new contract is more than the cost under the liquidated contract. As a result of the termination of this contract, purchased power costs to serve customers in Maine were $6.4 million higher for the year ended December 31, 2006, and will be slightly higher than the original contracted amount in 2007. The liquidation of this contract had a $14.6 million negative impact on the year-over-year change in the electric and other margin, resulting from higher purchased power costs recorded under the new contract in 2006, compared to a gain recognized on the liquidation of the original contract in 2005.

The natural gas margin at Integrys Energy Services increased $59.6 million (96.8%) for the year ended December 31, 2006, compared to 2005. The following items were the most significant contributors to the change in Integrys Energy Services' electric margin:

- ***Realized natural gas margins*** – Realized natural gas margins increased $32.2 million, from $60.4 million in 2005 to $92.6 million in 2006. The majority of this increase, $26.6 million, related to an increase in retail natural gas margin, driven by continued expansion of Integrys Energy Services' Canadian retail operations (including higher sales volumes to existing customers as well as new customer additions). Margins from retail natural gas operations in Wisconsin, Michigan, and Illinois also increased, as Integrys Energy Services was able to better manage supply to these customers, aided by favorable market conditions. The remaining $5.6 million increase in realized natural gas margins related to wholesale operations, driven by an increase in structured wholesale natural gas transactions attributed to an increase in the volatility of the price of natural gas as well as high natural gas storage spreads during most of 2006.

- ***Mass market supply options*** – Options utilized to manage supply costs for mass market customers, which expire in varying months through May 2007, had an $8.4 million negative year-over-year impact on Integrys Energy Services' natural gas margin. In 2006, these options had a $5.5 million negative impact on Integrys Energy Services' natural gas margin (commensurate with declining natural gas prices), compared to a $2.9 million positive impact on margin in 2005 (commensurate with higher natural gas prices in the latter half of 2005). These contracts are utilized to reduce the risk of price movements, customer migration, and changes in consumer consumption patterns. Earnings volatility results from the application of derivative accounting rules to the options (requiring that these derivative instruments be marked-to-market), without a corresponding mark-to-market offset related to the customer contracts. Full requirements natural gas contracts with Integrys Energy Services' customers are not considered derivatives and, therefore, no gain or loss is recognized on these contracts until settlement. The option mark-to-market gains and losses will reverse as the related customer sales contracts settle.

- ***Spot to forward differential*** – The natural gas storage cycle (described in more detail below) accounted for a $5.4 million year-over-year increase in the natural gas margin (for the year ended December 31, 2006, the natural gas storage cycle had a $0.2 million positive impact on margin, compared with a $5.2 million negative impact on margin for the same period in 2005).

  Integrys Energy Services experiences earnings volatility associated with the natural gas storage cycle, which runs annually from April through March of the next year. Generally, injections of natural gas into storage inventory take place in the summer months and natural gas is withdrawn from storage in the winter months. Integrys Energy Services' policy is to hedge the value of natural gas storage with contracts in the over-the-counter and futures markets, effectively locking in a margin on the natural gas in storage. However, fair market value hedge accounting rules require the natural gas in storage to be marked-to-market using spot prices, while the future sales contracts are marked-to-market using forward prices. When the spot price of natural gas changes disproportionately to the forward price of natural gas, Integrys Energy Services experiences volatility in its earnings. Consequently, earnings volatility may occur within the contract period for natural gas in storage. The accounting treatment does not impact the underlying cash flows or economics of these transactions. At December 31, 2006, there was a $5.6 million difference between the market value of natural gas in storage and the market value of future sales contracts (net unrealized loss), related to the 2006/2007 natural gas storage cycle. This difference between the market value of natural gas in storage and the market value of future sales contracts related to the 2006/2007 storage cycle is expected to vary with market conditions, but will reverse entirely and have a positive impact on earnings when all of the natural gas is withdrawn from storage.

- ***Other mark-to-market activity*** – Mark-to-market gains on derivatives not previously discussed totaling $34.0 million were recognized in 2006, compared to the recognition of $3.6 million of mark-to-market gains on other derivative instruments in 2005. A significant portion of the difference relates to changes in the fair market value of basis swaps utilized to mitigate market price risk associated with natural gas transportation contracts and certain natural gas sales contracts as well as swaps utilized to mitigate market price risk related to certain natural gas storage contracts. Earnings volatility results from the application of derivative accounting rules to the basis and other swaps (requiring that these derivative instruments be marked-to-market), without a corresponding mark-to-market offset related to the physical natural gas transportation contracts, the natural gas sales contracts, or the natural gas storage contracts (as these contracts are not considered derivative instruments). Therefore, no gain or loss is recognized on the transportation contracts, customer sales contracts, or natural gas storage contracts until physical settlement of these contracts occurs.

Overview of Holding Company and Other Segment Operations

Financial results at the Holding Company and Other segment decreased $5.6 million, from net income of $5.9 million for the year ended December 31, 2005, to a net income of $0.3 million for the year ended December 31, 2006, driven by a $12.9 million increase in pre-tax interest expense (net of intercompany interest income) and a $9.2 million pre-tax increase in operating expenses. Higher interest expense was driven by an increase in short-term and long-term borrowings required to fund the acquisition of natural gas operations in Michigan and Minnesota, and working capital requirements at Integrys Energy Services. The increase in operating expenses was primarily related to business expansion activities related to the merger with Peoples Energy. These items were partially offset by an increase in other income, driven by a $13.9 million increase in pre-tax earnings from ATC (pre-tax equity earnings from ATC increased to $39.0 million in 2006, from $25.1 million in 2005), a $6.2 million pre-tax gain recognized from the 2006 sale of Integrys Energy Group's one-third interest in Guardian Pipeline, LLC, partially offset by a decrease in pre-tax gains recognized from land sales.

Operating Expenses

Integrys Energy Group's Operating Expenses *(Millions)*	2006	2005	Change
Operating and maintenance expense	**$503.7**	$535.4	(5.9%)
Depreciation and decommissioning expense	**106.1**	142.3	(25.4%)
Taxes other than income	**57.4**	47.3	21.4%

Operating and Maintenance Expense

Operating and maintenance expenses decreased $31.7 million (5.9%) for the year ended December 31, 2006, compared to 2005. The components of operating and maintenance expense are as follows:

Operating and maintenance expense at the electric utility segment decreased $85.1 million, from $362.3 million for the year ended December 31, 2005, to $277.2 million for the same period in 2006, driven by the following:

- Partial amortization of the regulatory liability recorded for WPSC's obligation to refund proceeds received from the liquidation of the Kewaunee nonqualified decommissioning trust fund to retail and wholesale electric ratepayers contributed $70.8 million to the decrease in operating expenses in 2006, compared to 2005. Pursuant to regulatory accounting, the decrease in operating expense related to this refund was offset by a corresponding decrease in margin (as discussed in *"Electric Utility Segment Operations,"* above).

- Operating and maintenance related to the Kewaunee nuclear plant decreased approximately $17 million, driven by the sale of this facility in July 2005. The decrease in operating and maintenance expense related to Kewaunee did not have a significant impact on income available for common shareholders as WPSC is still purchasing power from this facility in the same amount as its original ownership interest.

The cost of the power is included as a component of utility cost of fuel, natural gas, and purchased power.

- In WPSC's rate case, the PSCW concluded that only half of the loss related to the 2005 sale of Kewaunee could be collected from ratepayers. As a result, in 2005 WPSC wrote off $6.1 million of the regulatory asset established for the loss on the sale of Kewaunee, creating a corresponding year-over-year decrease in operating expenses.

- In WPSC's rate case, the PSCW also disallowed recovery of increased operating and maintenance expenses related to the 2004 extended outage at Kewaunee, resulting in a $2.1 million write-off in 2005 of previously deferred costs, creating a corresponding year-over-year decrease in operating expenses.

- Salaries and employee benefits also decreased in part due to the sale of Kewaunee in 2005.

- Software amortization increased $5.4 million, driven by the late 2005 implementation of a new customer billing system.

- Excluding Kewaunee, maintenance expenses at the electric utility segment were up $4.9 million. Planned maintenance was required on certain combustion turbines, and maintenance expense related to electric distribution assets also increased.

- Electric transmission expense increased $4.1 million.

Operating and maintenance expense at the natural gas utility segment increased $54.0 million, from $71.3 million in 2005, to $125.3 million in 2006. The increase in operating and maintenance expense at the natural gas utility segment was driven by $56.6 million of combined operating and maintenance expense incurred by MGUC and MERC. Of the $56.6 million of operating and maintenance expense incurred by MGUC and MERC during the year ended December 31, 2006, $11.8 million related to external transition expenses, primarily for the start-up of outsourcing activities and other legal and consulting fees. Partially offsetting the increase in operating and maintenance expenses related to MGUC and MERC, operating expenses related to WPSC's natural gas operations decreased, driven by decreases in various employee benefit-related expenses.

Operating and maintenance expenses at Integrys Energy Services decreased $6.9 million, from $91.9 million for the year ended December 31, 2005, to $85.0 million for the same period in 2006, driven primarily by a $9.0 million pre-tax gain recognized on the sale of Integrys Energy Services' Kimball storage field in the second quarter of 2006. This gain was partially offset by higher payroll and benefit costs related to an increase in the number of employees as a result of continued business expansion activities.

The remaining increase in operating and maintenance expense relates to Holding Company and Other Segment operations and was driven by legal and consulting expenses related to business expansion activities, primarily attributed to our merger with Peoples Energy.

Depreciation and Decommissioning Expense

Depreciation and decommissioning expense decreased $36.2 million (25.4%), for the year ended December 31, 2006, compared to the same period in 2005, as follows:

(Millions)	2006	2005	Change
Electric Utility Segment	**$66.0**	$113.4	(41.8%)
Gas Utility Segment	**28.7**	17.4	64.9%
Integrys Energy Services	**10.7**	11.2	(4.5%)
Holding Company and Other Segment	**0.7**	0.3	133.3%

The $47.4 million year-over-year decrease in depreciation expense at the electric utility segment was driven by approximately $41 million of decommissioning expense that was recorded during 2005, compared to no decommissioning expense recorded in 2006, and a $10.2 million decrease in depreciation expense resulting from the sale of Kewaunee in July 2005. Subsequent to the sale of Kewaunee, decommissioning expense is no longer recorded. In 2005, realized gains on decommissioning trust assets were substantially offset by decommissioning expense pursuant to regulatory practice (see analysis of *"Other Income (Expense)"* below). An increase in depreciation expense related to continued capital investment at the electric utility partially offset the overall decrease in depreciation and decommissioning expense.

The $11.3 million year-over-year increase in depreciation expense at the gas utility segment was driven by a combined $10.4 million of depreciation expense recorded by MGUC and MERC for the year ended December 31, 2006. Continued capital investment at WPSC's natural gas utility also contributed to the increase in depreciation expense.

Taxes Other Than Income

Taxes other than income increased $10.1 million (21.4%), for the year ended December 31, 2006, compared to the same period in 2005, as follows:

(Millions)	2006	2005	Change
Electric Utility Segment	**$41.6**	$38.5	8.1%
Gas Utility Segment	**11.8**	6.1	93.4%
Integrys Energy Services	**3.7**	2.4	54.2%
Holding Company and Other Segment	**0.3**	0.3	-

The increase in taxes other than income was driven by $4.8 million of taxes other than income recorded by MGUC and MERC, primarily related to property taxes, and a $3.1 million increase in taxes other than income recorded by the electric utility, driven by an increase in gross receipts tax that resulted from an increase in electric utility revenue.

Other Income (Expense)

Integrys Energy Group's Other Income (Expense) *(Millions)*	Year Ended December 31,		
	2006	2005	Change
Miscellaneous income	**$ 42.2**	$86.2	(51.0%)
Interest expense	**(99.2)**	(62.0)	60.0%
Minority interest	**3.8**	4.5	(15.6%)
Other (expense) income	**$(53.2)**	$28.7	-

Miscellaneous Income

Miscellaneous income decreased $44.0 million (51.0%) for the year ended December 31, 2006, compared to the same period in 2005. The decrease in miscellaneous income was driven by approximately $41 million of realized gains on nuclear decommissioning trust assets recorded during the year ended December 31, 2005. Pursuant to regulatory practice, the increase in miscellaneous income related to these realized gains was substantially offset by a corresponding increase in decommissioning expense in 2005. Integrys Energy Services' equity investment in a synthetic fuel facility contributed an additional $11.3 million decrease in miscellaneous income, driven by additional synthetic fuel production procured in 2006 from our partners in this facility (see Note 17, *"Commitments and Contingencies,"* in Notes to Consolidated Financial Statements for more information on

Integrys Energy Services' investment in a synthetic fuel facility). Finally, pre-tax gains recognized on land sales decreased $8.0 million, from $10.3 million in 2005 to $2.3 million in 2006. These decreases were partially offset by a $13.9 million increase in pre-tax equity earnings from ATC and a $6.2 million pre-tax gain recognized from the sale of Integrys Energy Group's one-third interest in Guardian Pipeline, LLC.

Interest Expense

Interest expense increased $37.2 million (60.0%) in 2006, compared to 2005, due primarily to an increase in the average amount of both short-term and long-term debt outstanding and higher average short-term interest rates. During 2006, borrowings were primarily utilized to fund the purchase of natural gas distribution operations in Michigan and Minnesota, the construction of Weston 4, and for working capital requirements at Integrys Energy Services.

Provision for Income Taxes

The effective tax rate was 22.9% for the year ended December 31, 2006, compared to 20.8% for the year ended December 31, 2005. The increase in the effective tax rate was driven by a higher effective state tax rate, primarily related to the acquisition of regulated natural gas operations in Minnesota and also due to a loss in value of various state net operating loss carryforwards. Partially offsetting these decreases, Section 29/45K federal tax credits recognized increased $3.4 million in 2006, compared to 2005. We recognized the tax benefit of $29.5 million of Section 29/45K federal tax credits in 2006, compared to $26.1 million in 2005, from the production and sale of synthetic fuel. Section 29/45K federal tax credits recognized increased despite an anticipated 33% phase-out due to additional tons of synthetic fuel we were able to procure from our partners in the synthetic fuel facility, who curtailed their production in 2006 due to high oil prices. Integrys Energy Services economically hedged the risk associated with this additional production.

Discontinued Operations, Net of Tax

Discontinued operations, net of tax, decreased $4.2 million, from after-tax income of $11.5 million in 2005 to after-tax income of $7.3 million in 2006.

Discontinued operations, net of tax, related to Sunbury decreased $2.2 million, from income of $9.1 million in 2005 to income of $6.9 million in 2006. The decrease was driven by a $39.1 million ($23.5 million after-tax) decrease in gross margin, partially offset by a $12.5 million after-tax gain recognized on the sale of Sunbury, and a $10.4 million ($6.2 million after-tax) decrease in interest expense. The decrease in gross margin at Sunbury was due in part to the fact that Sunbury was available for operation during the entire year ended December 31, 2005, compared to a partial year of operations in 2006 as this facility was sold in July 2006. Gross margin also decreased as a result of the higher cost of fuel and emission allowances combined with lower energy prices prior to the sale in 2006, compared to the comparable period in 2005. Since the sale of its allocated emission allowances in the second quarter of 2005, Sunbury purchased emission allowances required for operation at market prices. The decrease in interest expense was driven by $9.1 million of interest expense recognized in the second quarter of 2005 related to the termination of an interest rate swap pertaining to Sunbury's non-recourse debt obligation, as well as the recognition of interest expense on the non-recourse debt prior to the restructuring of this debt in the second quarter of 2005. The restructuring of the Sunbury debt to an Integrys Energy Group obligation in June 2005 triggered the recognition of interest expense equivalent to the mark-to-market value of the swap at the date of restructuring.

Discontinued operations, net of tax, related to WPS Niagara Generation, LLC decreased $2.0 million, from income of $2.4 million in 2005 to income of $0.4 million in 2006. The decrease in income generated from WPS Niagara Generation was mostly due to a decrease in the average price per megawatt sold from this facility in 2006 compared to 2005.

For more information on discontinued operations, see Note 4, *"Discontinued Operations,"* in Notes to Consolidated Financial Statements.

Cumulative Effect of Change in Accounting Principles

In March 2005, the Financial Accounting Standards Board (FASB) issued Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations. This Interpretation clarifies when companies are required to recognize conditional legal asset retirement obligations that result from the acquisition, construction, and normal operation of a long-lived asset. Because the accounting for conditional asset retirement obligations has been interpreted differently between companies, Statement of Financial Accounting Standards (SFAS) No. 143, Accounting for Asset Retirement Obligations, had been inconsistently applied in practice.

The adoption of Interpretation No. 47 at Integrys Energy Services on December 31, 2005, resulted in a negative $1.6 million after-tax cumulative effect of change in accounting principle in 2005, related to recording a liability for asbestos remediation at certain of Integrys Energy Services' generation plants. For the utility segments of Integrys Energy Group, we concluded it was probable that any differences between expenses under Interpretation No. 47 and expenses currently recovered through customer rates will be recoverable in future customer rates. Accordingly, the adoption of this statement had no impact on the utility segment's income.

2005 Compared with 2004

Integrys Energy Group Overview

Integrys Energy Group's 2005 and 2004 results of operations are shown in the following table:

Integrys Energy Group's Results *(Millions, except share amounts)*	2005	2004	Change
Income available for common shareholders	$157.4	$139.7	12.7%
Basic earnings per share	$4.11	$3.74	9.9%
Diluted earnings per share	$4.07	$3.72	9.4%

Income available for common shareholders was $157.4 million ($4.07 diluted earnings per share) for the year ended December 31, 2005, compared to $139.7 million ($3.72 diluted earnings per share) for the year ended December 31, 2004. Significant factors impacting the change in earnings and earnings per share are as follows (and are discussed in more detail below):

- Integrys Energy Services' earnings increased $32.4 million (77.7%), for the year ended December 31, 2005, compared to 2004. Higher earnings were driven by the $37.9 million increase in margin, partially offset by a $15.8 million increase in operating and maintenance expenses, a $24.3 million after-tax increase in results from discontinued operations, a $1.7 million decrease in Section 29/45K federal tax credits, and the negative impact of a $1.6 million after-tax cumulative effect of change in accounting principle recorded in 2005.

- Earnings at the Holding Company and Other segment decreased $6 million in 2005, compared to 2004, driven by lower gains from land sales, an income tax benefit recognized in 2004 from the donation of land to the Wisconsin Department of Natural Resources (WDNR), and an increase in interest expense. These items were partially offset by higher equity earnings from our investment in ATC.

- Electric utility earnings decreased $4.6 million (6.7%) for the year ended December 31, 2005, compared to 2004. Electric utility earnings were negatively impacted by fuel and purchased power costs that were $13.7 million in excess of what WPSC was allowed to recover from customers due to inefficiencies in the fuel recovery process ($10 million related to retail customers and $3.7 million related to wholesale customers). In addition, the PSCW's ruling in the 2006 rate case, which disallowed recovery of costs that were deferred related to the 2004 Kewaunee nuclear plant outage and a portion of the loss on the Kewaunee sale, resulted in the write-off of $13.7 million of regulatory assets.

- Gas utility earnings for the year ended December 31, 2005, decreased $4.1 million, primarily due to an increase in operating and maintenance expenses and depreciation expense incurred by the gas utility.

- The change in diluted earnings per share was also impacted by an increase of 1.1 million shares in the weighted average number of outstanding shares of Integrys Energy Group's common stock for the year ended December 31, 2005, compared to the same period in 2004. Additional shares were issued in 2005 under the Stock Investment Plan and certain stock-based employee benefit plans. Integrys Energy Group's issuance of 1.9 million additional shares of common stock through a public offering in November 2005 also contributed to the increase in the weighted average number of shares outstanding.

Overview of Utility Operations

Income available for common shareholders attributable to the electric utility segment was $64.2 million for the year ended December 31, 2005, compared to $68.8 million for the year ended December 31, 2004. Income available for common shareholders attributable to the gas utility segment was $13.2 million for the year ended December 31, 2005, compared to $17.3 million for the year ended December 31, 2004.

Electric Utility Segment Operations

Integrys Energy Group's Electric Utility Segment Results *(Millions)*	2005	2004	Change
Revenues	$1,037.1	$896.6	15.7%
Fuel and purchased power costs	444.2	295.5	50.3%
Margins	$ 592.9	$601.1	(1.4%)
Sales in kilowatt-hours	15,660.1	14,465.7	8.3%

Electric utility revenue increased $140.5 million (15.7%) for the year ended December 31, 2005, compared to the same period in 2004. Electric utility revenue increased largely due to an approved electric rate increase for WPSC's Wisconsin retail customers and an increase in electric sales volumes. On December 21, 2004, the PSCW approved a retail electric rate increase of $60.7 million (8.6%), effective January 1, 2005. The rate increase was required primarily to recover increased costs related to fuel and purchased power, the construction of the Weston 4 power plant, and benefit costs. Electric sales volumes increased 8.3%, primarily due to significantly warmer weather during the 2005 cooling season, compared to the same period in 2004, and new power sales agreements that were entered into with wholesale customers. As a result of the warm weather, both WPSC and UPPCO set all-time records for peak electric demand in the second and third quarters of 2005.

The electric utility margin decreased $8.2 million (1.4%) for the year ended December 31, 2005, compared to the year ended December 31, 2004. The decrease in margin can be attributed to a $9.0 million (1.6%) decrease in WPSC's electric margin, which was largely driven by the sale of Kewaunee on July 5, 2005, and the related power purchase agreement. Prior to the sale of Kewaunee, only nuclear fuel expense was reported as a component of fuel and purchased power costs. Subsequent to the sale, all payments to Dominion for power purchased from Kewaunee are reported as a component of fuel and purchased power costs. These include both variable payments for energy delivered and fixed payments. As a result of the sale, WPSC no longer incurs operating and maintenance expense, depreciation and decommissioning expense, or interest expense for Kewaunee. Excluding the $43.2 million of fixed payments made to Dominion in 2005, WPSC's electric utility margin increased $34.2 million compared to 2004.

This increase in margin was primarily related to the approved 2005 retail electric rate increase discussed above and the warm summer weather conditions, partially offset by higher fuel and purchased power costs associated with high natural gas prices and the PSCW's disallowance of certain costs in its decision on the 2006 rate case for WPSC (these costs were previously approved for deferral). Fuel and purchased power costs incurred in 2005 exceeded the amount recovered from ratepayers by $13.7 million (of which $10 million related to Wisconsin retail customers and $3.7 million related to wholesale customers), negatively impacting margin. The increase in fuel and purchased power costs resulted primarily from the destruction of certain natural gas production facilities in the Gulf of Mexico by hurricanes in the third quarter of 2005, driving up the per-unit cost of natural gas used in generation. The quantity of power generated from WPSC's natural gas-fired units was also up 162% over the prior year, driven by the warm summer weather conditions experienced during 2005, increased dispatch by the MISO for reliability purposes, and purchases through a purchase power agreement from the Fox Energy Center (which began operating in June 2005). Certain costs related to the MISO were approved for deferral. Authorization was requested from the PSCW to defer increased natural gas costs related to the hurricanes, but this request was denied, leaving the Wisconsin fuel recovery mechanism as the only option for recovery. However, because of the way the Wisconsin fuel recovery mechanism works, the increase in fuel and purchased power costs (primarily related to the combination of rising natural gas prices caused by the hurricanes and the increase in natural gas-fired generation) were essentially unrecoverable since they were incurred late in the year. To mitigate the risk of unrecoverable fuel costs in 2006 due to market price volatility, WPSC employed risk management techniques pursuant to its risk policy approved by the PSCW, including the use of derivative instruments such as futures and options. The PSCW also disallowed recovery of $5.5 million of increased fuel and purchased power costs related to an extended outage at Kewaunee in 2004, resulting in this deferral being written off in the fourth quarter of 2005.

Electric utility earnings decreased $4.6 million (6.7%) for the year ended December 31, 2005, compared to 2004. The decrease in earnings resulted from the high fuel and purchased power costs that WPSC was unable to recover from its Wisconsin retail and wholesale customers, the PSCW's disallowance of previously deferred costs related to Kewaunee, and an increase in operating and maintenance expenses.

Gas Utility Segment Operations

Integrys Energy Group's Gas Utility Segment Results *(Millions)*	2005	2004	Change
Revenues	$522.0	$420.9	24.0%
Purchased natural gas costs	397.4	301.9	31.6%
Margins	$124.6	$119.0	4.7%
Throughput in therms	827.2	801.3	3.2%

Gas utility revenue increased $101.1 million (24.0%) for the year ended December 31, 2005, compared to 2004. Gas utility revenue increased primarily as a result of an increase in the per-unit cost of natural gas, a natural gas rate increase, and higher natural gas throughput volumes. Natural gas costs increased 24.6% (on a per-unit basis) for the year ended December 31, 2005, compared to 2004. Following regulatory practice, WPSC passes changes in the total cost of natural gas on to customers through a purchased gas adjustment clause, as allowed by the PSCW and the Michigan Public Service Commission (MPSC). The PSCW issued an order authorizing a natural gas rate increase of $5.6 million (1.1%), effective January 1, 2005. The rate increase was primarily driven by higher benefit costs and the cost of natural gas distribution system improvements. Natural gas throughput volumes increased 3.2%, driven by an increase in interdepartmental sales from the natural gas utility to the electric utility as a result of increased generation from combustion turbines. Higher natural gas throughput volumes from interdepartmental sales to the electric utility were partially offset by lower natural gas throughput volumes to residential customers, driven by milder weather conditions in 2005, compared to 2004. WPSC also believes customers were taking measures to conserve energy as a result of the high natural gas prices.

The natural gas utility margin increased $5.6 million (4.7%) for the year ended December 31, 2005, compared to 2004. The higher natural gas utility margin was largely due to the rate increase mentioned above. The increase in interdepartmental sales volumes to WPSC's electric utility also had a positive impact on the natural gas margin.

Gas utility earnings for the year ended December 31, 2005, decreased $4.1 million, primarily due to an increase in operating and maintenance expenses and depreciation expense incurred by the gas utility.

Overview of Integrys Energy Services' Operations

Income available for common shareholders attributable to Integrys Energy Services was $74.1 million for the year ended December 31, 2005, compared to $41.7 million for the year ended December 31, 2004.

(Millions, except natural gas sales volumes)	2005	2004	Change
Nonregulated revenues	$5,314.9	$3,599.5	47.7%
Nonregulated cost of fuel, natural gas, and purchased power	5,146.9	3,469.4	48.4%
Margins	$ 168.0	$ 130.1	29.1%
Wholesale natural gas sales volumes in billion cubic feet *	327.8	235.4	39.3%
Retail natural gas sales volumes in billion cubic feet *	227.7	276.7	(17.7%)
Wholesale electric sales volumes in kilowatt-hours *	1,515.6	3,019.1	(49.8%)
Retail electric sales volumes in kilowatt-hours *	6,594.5	7,235.7	(8.9%)

* Represents gross physical volumes.

Revenues

Integrys Energy Services' revenue increased $1.7 billion (47.7%) for the year ended December 31, 2005, compared to 2004. Natural gas revenue increased $1.7 billion (54.8%), driven by a 46% increase in the average price of natural gas, higher natural gas throughput volumes in Canada, and an increase in structured natural gas transactions with wholesale customers. Electric revenue increased approximately $56 million, largely due to an $88 million increase in revenue from retail electric operations in New York, resulting from an increase in the per-unit price of electricity sold and a 115% increase in sales volumes (the New York business had its first full year of operation in 2005). Revenue also increased due to an increase in structured energy transactions. These items were partially offset by a $78.2 million decrease in wholesale electric revenue related to Integrys Energy Services' prior participation in the New Jersey Basic Generation Services Program, which ended on May 31, 2004, and a $31.1 million decrease in revenue from retail electric operations in Michigan, driven by lower sales volumes in 2005.

Margins

Integrys Energy Services' margins increased $37.9 million (29.1%), from $130.1 million for the year ended December 31, 2004, to $168.0 million for 2005. Many items contributed to the year-over-year net increase in margin and, as a result, a table has been provided to summarize significant changes. Variances included under "Other significant items" in the table below are related to the timing of gain and loss recognition on certain transactions pursuant to generally accepted accounting principles and gains and losses that do not frequently occur in Integrys Energy Services' business. All variances depicted in the table are discussed in more detail below.

(Millions, except natural gas sales volumes)	Increase (Decrease) in Margin in 2005 Compared to 2004
Electric and other margins	
Physical asset management	$ 7.5
New York retail	3.0
Michigan retail	(15.7)
All other electric operations	21.1
Other significant items:	
Oil option activity	8.7
Liquidation of electric purchase contract	8.2
Net increase in electric and other margins	32.8
Natural gas margins	
Gas margins (principally Canada, Michigan, and Wisconsin retail markets)	6.1
Other significant items:	
Counterparty settlement	3.3
Unrealized gain in Ohio options	2.9
Spot to forward differential	(7.2)
Net increase in natural gas margins	5.1
Net increase in Integrys Energy Services' margin	$37.9

Integrys Energy Services' electric and other margins increased $32.8 million for the year ended December 31, 2005, compared to 2004. The following items were the most significant contributors to the net change in Integrys Energy Services' electric and other margins:

- ***Physical asset management*** – Optimization strategies related to Integrys Energy Services' generation facilities resulted in a $7.5 million increase in margin. The profitability and volume of transactions related to Integrys Energy Services' optimization strategies were higher due to increased variability in the price of energy in 2005 compared to 2004. In the first quarter of 2004, Integrys Energy Services first implemented the portfolio optimization strategies to optimize the value of the merchant generation fleet to reduce market price risk and extract additional value from these assets through the use of various financial and physical instruments (such as forward contracts and options).

- ***New York retail*** – The first full year of retail electric operations in New York (as discussed in *"Revenues"* on the previous page) contributed $3.0 million to the overall margin increase.

- ***Michigan retail*** – The margin contributed by retail electric operations in Michigan decreased $15.7 million in 2005, compared to 2004. Higher transmission-related charges resulting from the Seams Elimination Charge Adjustment, which was implemented on December 1, 2004, and continued through March 2006, as ordered by the Federal Energy Regulatory Commission, negatively impacted the margin from retail electric operations in Michigan. In addition, tariff changes granted to the regulated utilities in Michigan in 2004, coupled with high wholesale energy prices, have significantly lowered the savings customers can obtain from contracting with non-utility suppliers. The tariff changes enable Michigan utilities to charge a fee to electric customers choosing non-utility suppliers in order to recover certain stranded costs. Integrys Energy Services has experienced significant customer attrition as a result of the tariff changes and higher wholesale prices. Customer attrition, high wholesale energy prices, and the tariff changes have also negatively impacted the margin from retail electric operations in Michigan.

- ***All other electric operations*** – A $21.1 million increase in margin was primarily related to realized and unrealized gains on structured power transactions in the latter half of 2005. These transactions included the execution of purchase and sales contracts with municipalities, merchant generators, retail aggregators, and other power marketers made possible by changing market conditions. Additionally, Integrys Energy Services experienced increased margins from its merchant generation fleet as a result of increased dispatch levels due to improved market conditions. Period-by-period variability in the margin contributed by structured transactions and the merchant generation fleet is expected due to constantly changing market conditions and the timing of gain and loss recognition on certain transactions pursuant to generally accepted accounting principles.

- ***Oil option activity*** – Mark-to-market gains recognized in 2005 on derivative instruments utilized to protect the value of a portion of Integrys Energy Services' Section 29/45K federal tax credits in 2006 and 2007 contributed $8.4 million to the increase in margin. The derivative contracts have not been designated as hedging instruments and, as a result, changes in the fair value are recorded currently in earnings. This results in mark-to-market gains or losses being recognized in different periods, compared to any offsetting tax credit phase-outs that may occur. For the year ended December 31, 2005, unrealized mark-to-market gains of $4.0 million and $4.4 million were recognized for the 2006 and 2007 oil options, respectively, while no tax credit phase-out was recognized because 2006 and 2007 tax credits will not be recognized until fuel is produced and sold in those periods. Hedges of 2005 exposure contributed an additional $0.3 million increase in margin ($1.9 million gain on settlement, net of $1.6 million of premium amortization).

- ***Liquidation of electric purchase contract*** – In 2005, an electricity supplier exiting the wholesale market in Maine forced Integrys Energy Services to liquidate a firm contract to buy power in 2006 and 2007. Integrys Energy Services recognized a gain of $8.2 million related to the liquidation of this contract, and entered into a new contract with another supplier for firm power in 2006 and 2007 to supply its customers in Maine. The cost to purchase power under the new contract will be more than the cost under the liquidated contract. As a result, purchased power costs will be $6.4 million higher in 2006 and slightly higher than the original contracted amount in 2007, substantially offsetting the 2005 gain.

The natural gas margin at Integrys Energy Services increased $5.1 million (9.0%) for the year ended December 31, 2005, compared to 2004. The following items were the most significant contributors to the change in Integrys Energy Services' electric margin:

- ***Gas margins (principally Canada, Michigan, and Wisconsin retail)*** – Major contributors to growth in Integrys Energy Services' gas margins included the continued expansion of our Canadian retail and wholesale business, as well as increased margins from our retail operations in Michigan and Wisconsin.

- ***Counterparty settlement*** – The natural gas margin increased $3.3 million as a result of a favorable settlement with a counterparty.

- ***Unrealized gain on Ohio options*** – A $2.9 million mark-to-market gain on options utilized to manage supply costs for Ohio customers, which expired in varying months through September 2006, also contributed to the margin increase. These contracts are utilized to reduce the risk of price movements and changes in load requirements during customer signup periods. Earnings volatility results from the application of derivative accounting rules to the options (requiring that these derivative instruments be marked-to-market), without a corresponding offset related to the customer contracts. Full requirements gas contracts with Integrys Energy Services' customers are not considered derivatives and, therefore, no gain or loss is recognized on these contracts until settlement.

- ***Spot to forward differential*** – The natural gas storage cycle (described in more detail below) accounted for a $7.2 million decrease in the wholesale natural gas margin (for the year ended December 31, 2005, the natural gas storage cycle had a $5.2 million negative impact on margin, compared with a $2.0 million favorable impact on margin for the same period in 2004).

  Integrys Energy Services experiences earnings volatility associated with the natural gas storage cycle, which runs annually from April through March of the next year. Generally, injections of natural gas into storage inventory take place in the summer months and natural gas is withdrawn from storage in the winter months. Integrys Energy Services' policy is to hedge the value of natural gas storage with sales in the over-the-counter and futures markets, effectively locking in a margin on the natural gas in storage. However, fair market value hedge accounting rules require the natural gas in storage to be marked-to-market using spot prices, while the future sales contracts are marked-to-market using forward prices. When the spot price of natural gas changes disproportionately to the forward price of natural gas, Integrys Energy Services experiences volatility in its earnings. Consequently, earnings volatility may occur within the contract period for natural gas in storage. The accounting treatment does not impact the underlying cash flows or economics of these transactions. At December 31, 2005, there was a $5.8 million difference between the market value of natural gas in storage and the market value of future sales contracts (net unrealized loss), related to the 2005/2006 natural gas storage cycle. This difference between the market value of natural gas in storage and the market value of future sales contracts related to the 2005/2006 storage cycle is expected to vary with market conditions, but will reverse entirely and have a positive impact on earnings when all of the natural gas is withdrawn from storage.

Earnings

Integrys Energy Services' earnings increased $32.4 million (77.7%), for the year ended December 31, 2005, compared to 2004. Higher earnings were driven by the $37.9 million increase in margin, partially offset by a $15.8 million increase in operating and maintenance expenses, a

$24.3 million after-tax increase in results from discontinued operations, a $1.7 million decrease in Section 29/45K federal tax credits, and the negative impact of a $1.6 million after-tax cumulative effect of change in accounting principle recorded in 2005.

Overview of Holding Company and Other Segment Operations

Holding Company and Other operations include the operations of Integrys Energy Group and the nonutility activities at WPSC and UPPCO. Holding Company and Other operations recognized earnings of $5.9 million during the year ended December 31, 2005, compared to earnings of $11.9 million in 2004. The decrease in earnings is primarily due to a $9.4 million decrease in pre-tax gains related to land sales, an income tax benefit recognized in 2004 from the donation of land to the WDNR, and a $5.5 million increase in interest expense. Pre-tax land sale gains of $10.3 million were recognized in 2005, compared to $19.7 million of pre-tax land sale gains in 2004. Interest expense increased primarily as a result of restructuring Sunbury's debt to an Integrys Energy Group obligation in June 2005 and higher average short-term debt in 2005, compared to 2004. Partially offsetting the items discussed above was a $9.1 million increase in pre-tax equity earnings from ATC and $1.5 million of deferred financing costs that were written off in the first quarter of 2004. Pre-tax equity earnings from ATC were $25.1 million in 2005, compared to $16.0 million in 2004. Integrys Energy Group's ownership interest in ATC increased from approximately 23% at December 31, 2004, to approximately 31.0% at December 31, 2005. The higher ownership interest was primarily the result of Integrys Energy Group's continued funding of a portion of the Wausau, Wisconsin, to Duluth, Minnesota, transmission line.

Operating Expenses

Integrys Energy Group's Operating Expenses *(Millions)*	2005	2004	Change
Operating and maintenance expense	$535.4	$508.6	5.3%
Depreciation and decommissioning expense	142.3	106.8	33.2%
Taxes other than income	47.3	45.8	3.3%

Operating and Maintenance Expense

Operating and maintenance expenses increased $26.8 million (5.3%) for the year ended December 31, 2005, compared to 2004. Utility operating and maintenance expenses increased $12.9 million, primarily as a result of a $13.6 million increase in WPSC's operating and maintenance expenses. The following items were the most significant contributors to the change in operating and maintenance expenses at WPSC:

- The combined increase in pension expense, active and postretirement medical expense, salaries, and customer service expense was approximately $25 million.
- Transmission-related expenses increased $9.9 million.
- In WPSC's rate case, the PSCW concluded that only half of the loss related to the 2005 sale of Kewaunee could be collected from ratepayers. As a result, in 2005 WPSC wrote off $6.1 million of the regulatory asset established for the loss on the sale of Kewaunee.
- In WPSC's rate case, the PSCW also disallowed recovery of increased operating and maintenance expenses related to the 2004 extended outage at Kewaunee, resulting in a $2.1 million write-off in 2005 of previously deferred costs.
- The increases discussed above were partially offset by a decrease in operating and maintenance expenses of approximately $28 million related to Kewaunee, due to the sale of this facility on July 5, 2005.

Operating and maintenance expenses at Integrys Energy Services increased $15.8 million. Approximately $11 million of the increase related to higher payroll and benefit costs associated with recent business expansion. Commissions paid to brokers and third-party agents increased $2.4 million and bad debt expense increased $2.3 million, primarily as a result of higher energy prices.

Depreciation and Decommissioning Expense

Depreciation and decommissioning expense increased $35.5 million (33.2%) for the year ended December 31, 2005, compared to 2004, largely due to an increase of $35.0 million at WPSC. The increase at WPSC was driven by higher gains on decommissioning trust assets prior to the sale of Kewaunee of approximately $35 million. Realized gains on decommissioning trust assets (included as a component of miscellaneous income) offset the increased decommissioning expense pursuant to regulatory practice. Continued capital investment at WPSC also resulted in an increase in depreciation expense. These items were partially offset by a $7.0 million decrease in depreciation resulting from the sale of the Kewaunee assets in July 2005.

Other Income (Expense)

Integrys Energy Group's Other Income (Expense) *(Millions)*	2005	2004	Change
Miscellaneous income	$86.2	$47.9	80.0%
Interest expense	(62.0)	(54.2)	14.4%
Minority interest	4.5	3.4	32.4%
Other income (expense)	$28.7	$(2.9)	–

Miscellaneous Income

Miscellaneous income increased $38.3 million (80.0%) for the year ended December 31, 2005, compared to 2004. The following items were the largest contributors to the change in miscellaneous income:

- Approximately $35 million of the increase in miscellaneous income related to realized gains on nuclear decommissioning trust assets. The nonqualified decommissioning trust assets were placed in more conservative investments in the second quarter of 2005 in anticipation of the sale of Kewaunee, which was completed on July 5, 2005. Pursuant to regulatory practice, the increase in miscellaneous income related to the realized gains was offset by an increase in decommissioning expense. Overall, the change in the investment strategy for the nonqualified decommissioning trust assets had no impact on income available for common shareholders.
- Pre-tax equity earnings from Integrys Energy Group's investment in ATC increased $9.1 million. Pre-tax equity earnings from ATC were $25.1 million in 2005, compared to $16.0 million in 2004.
- WPSC sold a 30% interest in the Weston 4 power plant to DPC in the fourth quarter of 2005. Proceeds received from the sale included reimbursement for approximately $8 million of carrying costs incurred by WPSC for capital expenditures related to DPC's portion of the facility, which were funded by WPSC in 2004 and 2005. The $8 million reimbursement was recorded as miscellaneous income in 2005.
- Land sale gains of $10.3 million were recognized in 2005, compared to land sale gains of $19.7 million in 2004, resulting in a $9.4 million decrease in miscellaneous income.

Interest Expense

The increase in interest expense was primarily related to an increase in the average level of short-term debt outstanding in 2005, compared to 2004.

Provision for Income Taxes

The effective tax rate was 20.8% for the year ended December 31, 2005, compared to 16.3% for the year ended December 31, 2004. The increase in the effective tax rate was driven by a tax benefit recorded in 2004 for land donated to the WDNR, a $2.9 million increase in the year-over-year provision for income taxes related to favorable settlements of certain tax audits and refund claims in 2004, and a $1.7 million decrease in Section 29/45K federal tax credits recognized.

Our ownership interest in the synthetic fuel operation resulted in recognizing the tax benefit of Section 29/45K federal tax credits totaling $26.1 million in 2005 and $27.8 million in 2004.

Discontinued Operations, Net of Tax

Discontinued operations, net of tax, at Sunbury increased $22.5 million, from an after-tax net loss of $13.4 million in 2004 to after-tax income of $9.1 million in 2005. The margin at Sunbury increased $42.6 million, primarily due to improved opportunities to sell power into the market (made possible by the expiration of a fixed price outtake contract on December 31, 2004, and higher energy market prices). Integrys Energy Services' earnings were negatively impacted by an $80.6 million pre-tax impairment loss that was required to write down Sunbury's long-lived assets to fair market value and the recognition of $9.1 million in interest expense related to the termination of Sunbury's interest rate swap. However, these items were substantially offset by an $86.8 million pre-tax gain recognized on the sale of Sunbury's allocation emission allowances. The year-over-year change in discontinued operations was also negatively impacted by a $4.4 million termination payment received from Duquesne Power in December 2004, as a result of Duquesne's termination of the asset sale agreement with Sunbury.

Discontinued operations, net of tax, related to WPS Niagara Generation, LLC increased $2.8 million, from a net loss of $0.4 million in 2004 to income of $2.4 million in 2005. The increase in income generated from WPS Niagara Generation was mostly due to an increase in the average price per megawatt sold from this facility in 2005 compared to 2004.

Cumulative Effect of Change in Accounting Principles

The adoption of Interpretation No. 47 at Integrys Energy Services on December 31, 2005, resulted in a negative $1.6 million after-tax cumulative effect of change in accounting principle, related to recording a liability for asbestos remediation at certain of Integrys Energy Services' generation plants. For the utility segments of Integrys Energy Group, we concluded it was probable that any differences between expenses under Interpretation No. 47 and expenses currently recovered through customer rates will be recoverable in future customer rates. Accordingly, the adoption of this statement had no impact on the utility segment's income.

BALANCE SHEET

2006 Compared with 2005

Inventories increased $151.9 million (49.9%), from $304.4 million at December 31, 2005, to $456.3 million at December 31, 2006. The increase in inventories was primarily related to an $85.2 million (42.5%) increase in natural gas in storage at Integrys Energy Services and a combined $65.7 million increase related to natural gas in storage at MGUC and MERC. A 121% increase in natural gas volumes in storage at Integrys Energy Services at December 31, 2006, compared to December 31, 2005, drove the increase in inventory at Integrys Energy Services, which was partially offset by a 20% decrease in the average cost of inventory in storage. High natural gas storage spreads (future natural gas sales prices were higher than the near term price of natural gas) increased the profitability of natural gas transactions in 2006, driving the increase in natural gas volumes in storage as well as the related structured wholesale natural gas storage transactions under contract at December 31, 2006, compared to December 31, 2005.

Current assets from risk management activities increased $162.2 million (17.9%) at December 31, 2006, compared to December 31, 2005, and current liabilities from risk management activities increased $148.9 million (17.5%). Long-term assets from risk management activities increased $81.7 million (36.1%) at December 31, 2006, compared to December 31, 2005, and long-term liabilities from risk management activities increased $76.3 million (40.5%). The increase in short-term and long-term risk management assets and liabilities was primarily related to an increase in contracted forward natural gas and electric sales volumes, partially offset by a decrease in the forward price of natural gas and electricity at December 31, 2006, compared to December 31, 2005. Contracted forward electric volumes increased significantly, largely due to the continued expansion of Integrys Energy Services' customer-focused wholesale electric business, its entry into the Texas and Illinois retail electric markets, and moderate retail growth in New York and New England. Contracted forward natural gas volumes also increased, partially attributed to high natural gas storage spreads at the end of 2006, which drove an increase in wholesale natural gas transactions under contract at December 31, 2006, compared to December 31, 2005. Retail natural gas volumes under contract at December 31, 2006, also increased compared to the prior year as lower natural gas prices provided more opportunities for Integrys Energy Services to enter into supply contracts with customers in existing markets.

Property, plant, and equipment, net, increased $490.8 million (24.0%), to $2,534.8 million at December 31, 2006, from $2,044.0 million at December 31, 2005. The major contributors to the change in property, plant, and equipment are summarized below:

- Capital expenditures recorded in 2006 were $342.0 million, of which $146 million related to the construction of Weston 4.
- Integrys Energy Group acquired retail natural gas distribution operations in Michigan and Minnesota in 2006, including $290.4 million of property, plant, and equipment.
- Depreciation expense of $106.1 million was recorded in 2006.

Regulatory assets increased $145.8 million (53.6%), from $272.0 million at December 31, 2005, to $417.8 million at December 31, 2006. The majority of this increase, $126.1 million, related to pensions and postretirement items, including the adoption of SFAS No. 158 (see Note 19, *"Employee Benefit Plans,"* in Notes to Consolidated Financial Statements for more information) and certain pension and postretirement purchase accounting adjustments related to the acquisition of natural gas utility operations in Michigan and Minnesota in 2006 (see Note 6, *"Acquisition and Sale of Assets,"* in Notes to Consolidated Financial Statements for more information).

Goodwill increased $267.1 million, from $36.8 million at December 31, 2005, to $303.9 million at December 31, 2006, related to the acquisition of natural gas utility operations in Michigan and Minnesota in 2006. See Note 6, *"Acquisition and Sale of Assets,"* in Notes to Consolidated Financial Statements for more information.

Short-term debt increased $458.0 million (173.0%), from $264.8 million at December 31, 2005, to $722.8 million at December 31, 2006, and long-term debt increased $442.6 million (50.8%), from $871.1 million at December 31, 2005, to $1,313.7 million at December 31, 2006. In 2006, additional borrowings were primarily utilized to fund the purchase of natural gas distribution operations in Michigan and Minnesota, the construction of Weston 4, and for working capital requirements at Integrys Energy Services.

Regulatory liabilities decreased $71.5 million (19.2%), from $373.2 million at December 31, 2005, to $301.7 million at December 31, 2006, driven by a decrease in the regulatory liability related to proceeds received from the liquidation of the nonqualified decommissioning trust in connection with the Kewaunee sale. WPSC amortized $70.8 million of the regulatory liability related to the liquidation of the nonqualified decommissioning trust fund in 2006.

Pension and postretirement benefit obligations increased $106.5 million (129.7%), from $82.1 million at December 31, 2005, to $188.6 million at December 31, 2006. The increase was driven by the implementation of SFAS No. 158 on December 31, 2006 (see Note 19, *"Employee Benefit Plans,"* in Notes to Consolidated Financial Statements for more information).

LIQUIDITY AND CAPITAL RESOURCES

We believe that our cash balances, liquid assets, operating cash flows, access to equity capital markets and borrowing capacity made available because of strong credit ratings, when taken together, provide adequate resources to fund ongoing operating requirements and future capital expenditures related to expansion of existing businesses and development of new projects. However, our operating cash flow and access to capital markets can be impacted by macroeconomic factors outside of our control. In addition, our borrowing costs can be impacted by short-term and long-term debt ratings assigned by independent rating agencies. We believe our ratings are among the best in the energy industry (see *"Financing Cash Flows – Credit Ratings"* below).

Operating Cash Flows

During 2006, net cash provided by operating activities was $72.9 million, compared with $77.4 million in 2005. The $4.5 million decrease in net cash provided by operating activities was driven by an $88.2 million increase in cash required to fund working capital requirements, primarily due to an increase in natural gas inventories at Integrys Energy Services. Natural gas in storage at Integrys Energy Services increased $85.2 million primarily related to a 121% increase in natural gas volumes in storage at Integrys Energy Services at December 31, 2006, compared to December 31, 2005 (partially offset by a 20% decrease in the average cost of inventory in storage). Integrys Energy Services chose to purchase more natural gas for storage due to high natural gas storage spreads (future natural gas sales prices were higher than the near term price of natural gas). The increase in cash used to fund higher Integrys Energy Services natural gas inventories was partially offset by cash used to fund expenditures incurred in 2005 related to the unplanned outage at Kewaunee, the start-up of MISO, and coal shortages (these items are discussed below and have only partially been collected from ratepayers).

During 2005, net cash provided by operating activities was $77.4 million, compared to $242.5 million in 2004. The $165.1 million decrease was driven by an $81.6 million increase in cash required to fund working capital requirements, primarily at Integrys Energy Services. Net cash provided by operating activities also decreased due to various expenditures incurred in 2005 at WPSC that will be collected from ratepayers in future years. In 2005, expenditures incurred related to the unplanned Kewaunee outage were approximately $49 million, expenditures incurred related to MISO were approximately $21 million, and increased expenditures related to coal shortages were approximately $6 million.

Investing Cash Flows

Net cash used for investing activities was $1,030.1 million in 2006, compared to $148.8 million in 2005. The $881.3 million year-over-year increase was primarily due to $659.3 million of cash paid in 2006 for the acquisition of the Michigan and Minnesota natural gas distribution operations from Aquila, $112.5 million of proceeds received in 2005 related to the sale of Kewaunee, $127.1 million of proceeds received in 2005 from the liquidation of the related non-qualified decommissioning trust, and $95.1 million of proceeds received in 2005 from DPC upon closing of the sale of a 30% ownership interest in Weston 4. Also contributing to the increase was $22.0 million of cash deposited into an escrow account in 2006 for the payment of the outstanding principal balance of first mortgage bonds in January 2007 (discussed on the next page in Significant Financing Activities). Partially offsetting the increase in cash used for investing activities was a $71.9 million decrease in capital expenditures (discussed below), proceeds of $38.5 million received in 2006 from the sale of the company's one-third interest in Guardian Pipeline, LLC, and proceeds of $19.9 million received in 2006 from the sale of WPS ESI Gas Storage, LLC.

Net cash used for investing activities decreased from $312.4 million in 2004 to $148.8 million in 2005. The $163.6 million (52.4%) decrease was driven by proceeds of $127.1 million received from the liquidation of the non-qualified decommissioning trust in connection with the Kewaunee sale, $112.5 million of proceeds received from the sale of Kewaunee, and $95.1 million of proceeds received from DPC upon closing of the sale of a 30% ownership interest in Weston 4. The decreases were partially offset by a $124.1 million increase in capital expenditures (primarily related to the construction of Weston 4) and a $30.3 million increase in the purchase of equity investments and other acquisitions, driven by a $41.3 million increase in Integrys Energy Group's funding of ATC's Wausau, Wisconsin, to Duluth, Minnesota, transmission line in 2005, compared to 2004.

Capital Expenditures

Capital expenditures by business segment for the years ended December 31, 2006, 2005, and 2004 were as follows:

	Years Ended December 31,		
(Millions)	2006	2005	2004
Electric utility	**$282.1**	$373.9	$223.0
Gas utility	**54.6**	36.4	62.7
Integrys Energy Services	**5.5**	2.7	3.8
Other	**(0.2)**	0.9	0.3
Integrys Energy Group – Consolidated	**$342.0**	$413.9	$289.8

The decrease in capital expenditures at the electric utility in 2006 compared to 2005 was mainly due to lower capital expenditures associated with the construction of Weston 4. Weston 4 is expected to be commercially operational by June 2008. The increase in capital expenditures at the gas utility was related to a combined $20.1 million of capital expenditures incurred by MGUC and MERC for natural gas mains.

The increase in capital expenditures at the electric utility in 2005 compared to 2004 was mainly due to higher capital expenditures associated with the construction of Weston 4. Gas utility capital expenditures decreased in

2005 over 2004 primarily due to the completion of the automated meter reading project.

Financing Cash Flows

Net cash provided by financing activities was $891.7 million in 2006, compared with net cash related to financing activities of $0 in 2005. The change was primarily attributed to a $458.0 million increase in short-term debt and the issuance of $447.0 million of long-term debt in 2006. Increased borrowings were used primarily for the acquisitions of the natural gas distribution operations in Michigan and Minnesota, construction expenditures related to Weston 4, working capital requirements at Integrys Energy Services, and for other general corporate purposes.

Net cash related to financing activities was $0 in 2005, compared to net cash provided by financing activities of $76.8 million in 2004. Although cash provided by operating activities decreased in 2005, compared to 2004, this decrease was offset by a decrease in cash used for investing activities (primarily related to proceeds received from various asset sales in 2005).

Significant Financing Activities

As part of the merger, Integrys Energy Group anticipates increasing our quarterly common stock dividend rate to 66 cents per share going forward. This will result in a prorated dividend for the first quarter of 2007. We anticipate that Integrys Energy Group will continue the 66 cents per share quarterly dividend rate in the future, subject to evaluation by the Integrys Energy Group Board of Directors as future business needs dictate.

Integrys Energy Group had outstanding commercial paper borrowings of $562.8 million and $254.8 million at December 31, 2006, and 2005, respectively. Included in these amounts were commercial paper borrowings of $38.0 million and $75.0 million related to WPSC at December 31, 2006, and 2005, respectively. Integrys Energy Group had other outstanding short-term debt of $160.0 million and $10.0 million as of December 31, 2006, and 2005, respectively. Of the $160.0 million, $150.0 million related to Integrys Energy Services and $10.0 million related to WPSC. In April 2006, Integrys Energy Services entered into a $150.0 million 364-day credit agreement to finance its margin requirements related to natural gas and electric contracts traded on the New York Mercantile Exchange (NYMEX) and the Intercontinental Exchange (ICE), as well as the cost of natural gas in storage and for general corporate purposes. Borrowings under this agreement are guaranteed by Integrys Energy Group. As of December 31, 2006, the entire $150 million available under the credit agreement was utilized by Integrys Energy Services.

On December 14, 2006, the Village of Weston, Wisconsin, issued $22.0 million of 3.95% Pollution Control Refunding Revenue Bonds and loaned the proceeds from the sale of the bonds to WPSC. In return, WPSC issued $22.0 million of 3.95% senior notes, due in 2013, to the Village of Weston. At December 31, 2006, the $22.0 million of proceeds received from the Village of Weston were classified as restricted cash. In January 2007, WPSC used the restricted cash to repay the outstanding principal balance of its 6.90% first mortgage bonds, which originally matured in 2013.

In December 2006, WPSC also issued $125 million of 5.55% 30-year senior notes. The net proceeds from the issuance of the senior notes were used for general corporate purposes, including funding construction costs and capital additions and reducing short-term indebtedness.

On December 1, 2006, Integrys Energy Group issued $300 million of junior subordinated notes. Interest has been fixed at 6.22% through the use of forward-starting interest rate swaps described more fully in Note 3, *"Risk Management Activities."* For more information on the junior subordinated notes, see Note 14, *"Long-term Debt."*

In 2006, 2005, and 2004, Integrys Energy Group issued new shares of common stock under its Stock Investment Plan and under certain stock-based employee benefit and compensation plans. As a result of these plans, equity increased $25.0 million, $29.0 million, and $28.3 million in 2006, 2005, and 2004, respectively. Integrys Energy Group did not repurchase any existing common stock during 2006 or 2005.

In November 2005, Integrys Energy Group entered into a forward equity sale agreement with an affiliate of J.P. Morgan Securities, Inc., as forward purchaser, relating to 2.7 million shares of Integrys Energy Group's common stock. On May 10, 2006, Integrys Energy Group physically settled the forward equity agreement and thereby issued 2.7 million shares of common stock and received proceeds of $139.6 million. The proceeds were used to pay down commercial paper borrowings originally utilized to finance the acquisition of the natural gas distribution operations in Michigan and for general corporate purposes.

In November 2005, Integrys Energy Group issued and sold 1.9 million shares of common stock at a public offering price of $53.70 per share. The proceeds of $98.3 million, net of underwriting discounts and commissions, were used to reduce short-term debt and fund equity contributions to subsidiary companies.

In June 2005, $62.9 million of non-recourse debt at an Integrys Energy Services subsidiary that was used to finance the purchase of Sunbury was restructured to a five-year Integrys Energy Group obligation in connection with the sale of Sunbury's allocated emission allowances. An additional $2.7 million drawn on a line of credit at Integrys Energy Services was rolled into the five-year Integrys Energy Group obligation. The floating interest rate on the total five-year Integrys Energy Group obligation of $65.6 million was fixed at 4.595% through two interest rate swaps. See Note 4, *"Discontinued Operations,"* in Notes to Consolidated Financial Statements for more information related to Sunbury.

In January 2004, WPSC retired $49.9 million of its 7.125% series first mortgage bonds. These bonds had an original maturity date of July 1, 2023.

In January 2004, Integrys Energy Group retired $50.0 million of its 7.0% trust preferred securities. As a result of this transaction, WPSR Capital Trust I, a Delaware business trust, was dissolved.

Credit Ratings

Integrys Energy Group and WPSC use internally generated funds and commercial paper borrowing to satisfy most of their capital requirements. Integrys Energy Group also periodically issues long-term debt and common stock to reduce short-term debt, maintain desired capitalization ratios, and fund future growth. Integrys Energy Group may seek nonrecourse financing for funding nonregulated acquisitions. Integrys Energy Group's commercial paper borrowing program provides for working capital requirements of the nonregulated businesses, UPPCO, MGUC, and MERC. WPSC has its own commercial paper borrowing program. WPSC also periodically issues long-term debt, receives equity contributions from Integrys Energy Group, and makes payments for return of capital to Integrys Energy Group to reduce short-term debt, fund future growth, and maintain capitalization ratios as authorized by the PSCW. The specific forms of long-term financing, amounts, and timing depend on the availability of projects, market conditions, and other factors.

The current credit ratings for Integrys Energy Group and WPSC are listed in the table below.

Credit Ratings	Standard & Poor's	Moody's
Integrys Energy Group		
Corporate credit rating	A-	n/a
Senior unsecured debt	BBB+	A3
Commercial paper	A-2	P-2
Credit facility	–	A3
Junior subordinated notes	BBB	Baa1
WPSC		
Senior secured debt	A	Aa3
Preferred stock	BBB+	A3
Commercial paper	A-2	P-1
Credit facility	–	A1

We believe these ratings continue to be among the best in the energy industry and allow us to access commercial paper and long-term debt markets on favorable terms. Credit ratings are not recommendations to buy, are subject to change, and each rating should be evaluated independently of any other rating.

On February 21, 2007, Standard & Poor's lowered the corporate credit rating on Integrys Energy Group to A- from A and removed it from CreditWatch with negative implications. Standard & Poor's also lowered Integrys Energy Group's unsecured ratings to BBB+ from A and all other issue-specific ratings by one notch. Standard & Poor's stated that the ratings actions are due to concerns related to plans to expand its energy marketing business, the dividend requirements that will result from the merger, moderate capital expenditure requirements, lower than expected performance at MGUC and MERC, and uncertainty regarding future rate relief as well as full integration to commence at the newly acquired Peoples utilities. Standard & Poor's also lowered all WPSC's issue-specific ratings by one notch as WPSC's liquidity is being pressured by its ongoing construction program. Standard & Poor's outlook for all Integrys Energy Group-related companies is negative pending the sale of Peoples Energy Corporation's oil and natural gas production business and successful integration of recent acquisitions.

On February 21, 2007, Moody's downgraded the senior unsecured rating of Integrys Energy Group to A3 from A1, downgraded the bank credit facility to A3 from A1, downgraded the commercial paper rating to Prime-2 from Prime-1, and downgraded the junior subordinated notes to Baa1 from A2. Moody's also downgraded WPSC's senior secured rating to Aa3 from Aa2, its senior unsecured bank credit facility to A1 from Aa3, and its preferred stock to A3 from A2. Moody's also confirmed WPSC's commercial paper rating at Prime-1. Moody's actions to downgrade are due to concerns about increases in Integrys Energy Group's consolidated debt levels and business risk profile evidenced by the increased scale and scope of the post merger non-regulated energy marketing business plus the entry into the historically more challenging regulatory jurisdiction of Illinois.

Initially, on November 28, 2006, Standard & Poor's assigned Integrys Energy Group's $300 million junior subordinated notes a BBB+ rating due to the note's subordinated position in Integrys Energy Group's capital structure and the potential for interest deferral and Moody's assigned a rating of A2 to the junior subordinated notes.

Rating agencies use a number of both quantitative and qualitative measures in determining a company's credit rating. These measures include business risk, liquidity risk, competitive position, capital mix, financial condition, predictability of cash flows, management strength, and future direction. Some of the quantitative measures can be analyzed through a few key financial ratios, while the qualitative measures are more subjective.

Integrys Energy Group and WPSC hold credit lines to back 100% of their commercial paper borrowing and letters of credit. A significant decrease in the commercial paper credit ratings could adversely affect the companies by increasing the interest rates at which they can borrow and potentially limiting the availability of funds to the companies through the commercial paper market. A restriction in the companies' ability to use commercial paper borrowing to meet working capital needs would require them to secure funds through alternate sources resulting in higher interest expense, higher credit line fees, and a potential delay in the availability of funds.

Integrys Energy Services maintains underlying agreements to support its electric and natural gas trading operations. In the event of a deterioration of Integrys Energy Group's credit rating, many of these agreements allow the counterparty to demand additional assurance of payment. This provision could pertain to existing business, new business, or both with the counterparty. The additional assurance requirements could be met with letters of credit, surety bonds, or cash deposits and would likely result in Integrys Energy Group being required to maintain increased bank lines of credit or incur additional expenses, and could restrict the amount of business Integrys Energy Services would be able to conduct.

Integrys Energy Services uses the NYMEX, the ICE, and over-the-counter financial markets to mitigate its exposure to physical customer obligations. These contracts are closely correlated to the customer contracts, but price movements on the contracts may require financial backing. Certain movements in price for contracts through the NYMEX and the ICE require posting of cash deposits equal to the market move. For the over-the-counter market, the underlying contract may allow the counterparty to require additional collateral to cover the net financial differential between the original contract price and the current forward market. Increased requirements related to market price changes usually only result in a temporary liquidity need that will unwind as the sales contracts are fulfilled.

Discontinued Operations

Net cash provided by discontinued operations was $61.0 million in 2006 and $59.1 million in 2005. The increase in cash provided by discontinued operations in 2006 was driven by a decrease in cash paid for emission allowances required to operate Sunbury in 2006, compared to 2005 (substantially all of the emission allowances required to operate Sunbury through the 2006 sale were purchased in 2005), and from the $33.6 million of proceeds received from the sale of Sunbury in 2006. These increases were partially offset by $110.9 million of proceeds received from the sale of Sunbury's allocated emission allowances in 2005 (which was partially offset by income taxes paid related to the gain on the sale of these emission allowances).

Net cash provided by discontinued operations was $59.1 million in 2005, compared to net cash used for discontinued operations of $17.6 million in 2004. The increase in cash provided by discontinued operations in 2005 was driven by $110.9 million of proceeds received from the sale of Sunbury's allocated emission allowances in 2005, partially offset by income taxes paid related to the gain on the sale of these emission allowances.

Future Capital Requirements and Resources

Contractual Obligations

The following table summarizes the contractual obligations of Integrys Energy Group, including its subsidiaries.

Contractual Obligations As of December 31, 2006 (Millions)	Total Amounts Committed	Payments Due By Period			
		2007	2008-2009	2010-2011	2012 and Thereafter
Long-term debt principal and interest payments	$2,026.8	$ 102.0	$ 311.3	$ 342.0	$1,271.5
Operating lease obligations	28.7	5.6	9.0	7.3	6.8
Commodity purchase obligations	5,221.7	2,565.4	1,400.1	617.4	638.8
Purchase orders	434.0	393.9	40.1	-	-
Capital contributions to equity method investment	56.6	44.2	12.4	-	-
Other	352.6	40.6	64.5	40.0	207.5
Total contractual cash obligations	$8,120.4	$3,151.7	$1,837.4	$1,006.7	$2,124.6

Long-term debt principal and interest payments represent bonds issued, notes issued, and loans made to Integrys Energy Group and its subsidiaries. We record all principal obligations on the balance sheet. For purposes of this table, it is assumed that the hybrid instrument discussed in Note 14 of Integrys Energy Group's Notes to Consolidated Financial Statements, *"Long-Term Debt,"* will be retired in 2016. Energy supply contracts at Integrys Energy Services included as part of commodity purchase obligations are generally entered into to meet obligations to deliver energy to customers. WPSC, UPPCO, MGUC, and MERC expect to recover the costs of their contracts in future customer rates. Purchase orders include obligations related to normal business operations and large construction obligations, including 100% of Weston 4 obligations. The sale of a 30% interest in Weston 4 to DPC was completed in November 2005, but WPSC retains the legal obligation to initially remit payment to third parties for 100% of all construction costs incurred, 30% of which is subsequently billed to DPC. Capital contributions to equity method investment consist of our commitment to fund a portion of ATC's Wausau, Wisconsin, to Duluth, Minnesota, transmission line together with ATC. Other mainly represents expected pension and postretirement funding obligations.

Capital Requirements

WPSC makes large investments in capital assets. Net construction expenditures are expected to be $764.1 million in the aggregate for the 2007 through 2009 period. The largest of these expenditures is for distribution projects (which include replacement of utility poles, transformers, meters, and the like) and environmental projects. WPSC is expected to incur costs of approximately $282 million from 2007 through 2009 related to distribution projects and approximately $163 million during the same time period for environmental projects.

As part of its regulated utility operations, on September 26, 2003, WPSC submitted an application for a Certificate of Public Convenience and Necessity to the PSCW seeking approval to construct Weston 4, a 500-megawatt coal-fired generation facility near Wausau, Wisconsin. The facility is estimated to cost approximately $779 million (including the acquisition of coal trains), of which WPSC is responsible for slightly more than 70% (approximately $549 million) of the costs. In November 2005, DPC purchased a 30% ownership interest in Weston 4, remitting proceeds of $95.1 million for its share of the construction costs (including carrying charges) as of the closing date of the sale. WPSC is responsible for slightly more than 70% of the costs because of certain common facilities that will be installed as part of the project. WPSC will have a larger than 70% interest in these common facilities. DPC will be billed by WPSC for 30% of all remaining costs to complete the construction of the plant. As of December 31, 2006, WPSC has incurred a total cost of approximately $434 million related to its ownership interest in the project. WPSC expects to incur additional construction costs through the date the plant goes into service of approximately $115 million in addition to approximately $73 million to fund construction of the transmission facilities required to support Weston 4. ATC will reimburse WPSC for the construction costs of these transmission facilities and related carrying costs when Weston 4 becomes commercially operational, which is expected to occur by June 2008.

Other significant anticipated construction expenditures for WPSC during the three-year period from 2007 through 2009 include approximately $73 million related to a natural gas pipeline expansion project, approximately $62 million of expenditures at WPSC generation plants to ensure continued reliability of these facilities, and corporate services infrastructure projects of approximately $45 million.

On April 18, 2003, the PSCW approved WPSC's request to transfer its interest in the Wausau, Wisconsin, to Duluth, Minnesota, transmission line to ATC. Integrys Energy Group committed to fund 50% of total project costs incurred up to $198 million. Integrys Energy Group will receive additional equity in ATC in exchange for the project funding. Integrys Energy Group may terminate funding if the project extends beyond January 1, 2010. The total cost of the project is estimated at $420.3 million and it is expected that the line will be completed and placed in service in 2008. Integrys Energy Group has the right, but not the obligation, to provide additional funding in excess of $198 million up to 50% of the revised cost estimate. Integrys Energy Group's future funding of the line will be reduced by the amount funded by Allete, Inc. Allete exercised its option to fund $60 million of future capital calls for the portion of the Wausau to Duluth transmission line and had completed funding the $60 million as of February 2007. During 2007 and through the completion of the line in 2008, Integrys Energy Group expects to fund up to approximately $57 million for the Wausau to Duluth transmission line.

Integrys Energy Group expects to provide additional capital contributions to ATC of approximately $75 million for the period 2007 through 2009 for other projects.

Integrys Energy Group's expected capital contributions related to ATC for 2007 through 2009 are as follows:

(Millions)	December 31, 2006
Wausau to Duluth transmission line	$ 57.0
Capital contributions to ATC	75.0
Total future capital contributions from 2007 to 2009 related to ATC	$132.0

UPPCO is expected to incur construction expenditures of about $47 million in the aggregate for the period 2007 through 2009, primarily for electric distribution improvements and repairs and safety measures at hydroelectric facilities.

MGUC is expected to incur construction expenditures of approximately $25 million in the aggregate for the period 2007 through 2009, primarily for natural gas mains.

MERC is expected to incur construction expenditures of approximately $46 million in the aggregate for the period 2007 through 2009, primarily for natural gas mains.

Capital expenditures identified at Integrys Energy Services for 2007 through 2009 are expected to be approximately $12.7 million. In 2007, Integrys Energy Services will develop a new landfill gas project, Winnebago Energy Center Development. Winnebago Energy Center Development is a 6.5-megawatt project near Rockford, Illinois, and will consist of installing gas cleanup equipment and engines to collect and burn landfill gas at the site to generate electricity. Integrys Energy Services plans to sell the electricity in the PJM marketplace. The project is initially expected to cost approximately $9 million. Other capital expenditures at Integrys Energy Services are related to scheduled major maintenance projects at Integrys Energy Services' generation facilities and computer equipment related to business expansion and planned technology upgrades.

All projected capital and investment expenditures are subject to periodic review and revision and may vary significantly from the estimates depending on a number of factors, including, but not limited to, industry restructuring, regulatory constraints, acquisition opportunities, market volatility, and economic trends. Other capital expenditures for Integrys Energy Group and its subsidiaries for 2007 through 2009 could be significant depending on its success in pursuing development and acquisition opportunities. When appropriate, Integrys Energy Group may seek nonrecourse financing for a portion of the cost of these acquisitions.

Capital Resources

As of December 31, 2006, both Integrys Energy Group and WPSC were in compliance with all of the covenants under their lines of credit and other debt obligations.

For the period 2007 through 2009, Integrys Energy Group plans to use internally generated funds net of forecasted dividend payments, cash proceeds from asset sales, and debt and equity financings to fund capital requirements. Integrys Energy Group plans to maintain current debt to equity ratios at appropriate levels to support current credit ratings and corporate growth. Management believes Integrys Energy Group has adequate financial flexibility and resources to meet its future needs.

In June 2006, Integrys Energy Group entered into an unsecured $500 million 5-year credit agreement. This revolving credit facility replaced the $300 million bridge credit facility discussed below and is in addition to the previously existing credit facility which also has a borrowing capacity of $500 million, bringing Integrys Energy Group's total borrowing capacity under its general credit agreements to $1 billion. Both credit facilities back Integrys Energy Group's commercial paper borrowing programs and most letters of credit. The first credit line was entered into in June 2005, and is an unsecured $500 million 5-year agreement. In June 2005, WPSC also entered into a 5-year credit facility for $115 million to replace its former 364-day credit facility for the same amount. This credit line is used to back 100% of WPSC's commercial paper borrowing programs and letters of credit for WPSC. As of December 31, 2006, there was a total of $520.1 million available under Integrys Energy Group's general credit lines, including $73.2 million available under WPSC's general credit line.

In April 2006, Integrys Energy Group filed a shelf registration under the new Securities and Exchange Commission (SEC) securities offering reform rules for the ability to issue debt, equity, and certain types of hybrid securities. This shelf registration statement includes the unused capacity remaining under Integrys Energy Group's prior registration statement. Specific terms and conditions of securities issued will be determined prior to the actual issuance of any specific security. Under the new SEC securities offering reform rules, Integrys Energy Group will be able to issue securities under this registration statement for three years. Integrys Energy Group's Board of Directors has authorized issuance of up to $700 million of equity, debt, or other securities under this shelf registration statement, $300 million of which was used in December 2006 when we issued the junior subordinated notes.

In April 2006, Integrys Energy Services entered into a $150 million 364-day credit agreement to finance its margin requirements related to natural gas and electric contracts traded on the NYMEX and ICE, as well as the cost of natural gas in storage and for general corporate purposes. Borrowings under this agreement are guaranteed by Integrys Energy Group. As of December 31, 2006, the entire $150 million available under the credit agreement was utilized by Integrys Energy Services.

In November 2005, Integrys Energy Group entered into two unsecured revolving credit agreements of $557.5 million and $300 million with J.P. Morgan Chase Bank, N.A. and Bank of America, N.A. As discussed above, the $500 million 5-year credit agreement entered into in June 2005 replaced the $300 million bridge credit facility. The $557.5 million credit facility is a bridge facility intended to back commercial paper borrowings related to the purchase of the natural gas distribution operations in Michigan and Minnesota. The capacity under the $557.5 million bridge facility is reduced by the amount of proceeds from any long-term financing Integrys Energy Group completes, with the exception of proceeds received from the November 2005 equity offering. On March 31, 2006, Integrys Energy Group issued $269.5 million of commercial paper supported by the $557.5 million bridge credit facility to purchase the natural gas distribution operations in Michigan. On May 10, 2006, as a result of Integrys Energy Group's physical settlement of its forward equity agreement (and issuing 2.7 million shares of common stock upon settlement), the $557.5 million facility was reduced to $417.9 million. The $417.9 million credit agreement matures on September 5, 2007, and has representations and covenants that are similar to those in Integrys Energy Group's general credit facilities. On June 30, 2006, Integrys Energy Group issued $288.0 million of commercial paper supported by the remainder of the $417.9 million credit facility and the general credit facilities, to purchase the natural gas distribution operations in Minnesota. Working capital and other post closing adjustments related to the acquisitions were funded by commercial paper supported by the general credit facilities. On December 1, 2006, Integrys Energy Group issued $300 million of junior subordinated notes, reducing the $417.9 million credit facility to $121 million. See Note 6, *"Acquisitions and Sales of Assets,"* for more information related to the acquisitions of the natural gas distribution operations in Michigan and Minnesota.

Other Future Considerations

Merger with Peoples Energy Corporation

For additional information on the merger with Peoples Energy, see Note 6, *"Acquisitions and Sales of Assets."*

Asset Management Strategy

Our asset management strategy calls for continuous assessment of our existing assets as well as consideration of the acquisition of assets that complement our existing business and strategy. This strategy also calls for a focus on the disposition of assets, including plants and entire business units, which are either no longer strategic to ongoing operations, are not performing as needed, or the disposition of which would reduce our risk profile.

As a part of our asset management strategy, in December 2005, UPPCO sold a portion of its real estate holdings that were no longer needed for operations. See Note 6, *"Acquisitions and Sales of Assets,"* in Notes to Consolidated Financial Statements for more information. Integrys Energy Group continues to evaluate alternatives for the sale of the balance of our identified real estate holdings no longer needed for operation.

Regulatory Matters and Rate Trends

Under the prevailing Wisconsin fuel rules, WPSC's 2006 electric rates were subject to adjustment when electric generation fuel and purchased power costs fell outside of a pre-determined band. This band was set at +2.0% and -0.5%, for 2006 by the PSCW. On March 8, 2006, the PSCW filed a notice of proceeding to review fuel rates as WPSC fuel costs were below the 0.5% limit. On April 25, 2006, WPSC filed with the PSCW a stipulation agreement with various interveners to refund a portion of the difference between fuel costs that were projected in the 2006 Wisconsin retail rate case and actual Wisconsin retail fuel costs incurred during the first half of 2006. This refund resulted in a credit to customers' bills over the months of May 2006 to August 2006. On October 2, 2006, WPSC filed for an additional refund of $15.6 million to reflect additional fuel cost savings in the third quarter of 2006. The PSCW approved this filing and ordered this amount to be refunded based on November and December usage. Customer refunds of $28.6 million were made in 2006, related to the stipulation agreement. An additional refund to customers of $13.4 million was accrued at December 31, 2006. WPSC expects to make a final refund to customers in the spring of 2007. In its 2007 rate order, WPSC's band was set at +2.0% and -2.0%, for 2007 by the PSCW.

To mitigate the volatility of fuel costs in 2007 and beyond, WPSC is employing risk management techniques pursuant to its PSCW approved Risk Plan and Policy, including the use of derivative instruments such as futures and options.

In WPSC's retail electric rate case proceeding for 2006, the PSCW applied a "financial harm" test when considering the rate recovery of certain deferred costs previously authorized for accounting purposes. The PSCW has not applied a financial harm test previously when considering the rate recovery of costs that were previously authorized for deferral. In WPSC's rate case proceeding for 2006, after applying the financial harm test, the PSCW disallowed rate recovery of the 2004 extended outage at Kewaunee. The PSCW also disallowed recovery of 50% of the pre-tax loss realized on the sale of Kewaunee. None of these disallowed costs were found to be imprudent by the PSCW. Notwithstanding the PSCW's decision on these Kewaunee-related deferred costs, WPSC still believes it is probable that all regulatory assets recorded at December 31, 2006, will be collected from ratepayers.

In both 2005 and 2006, forecasting and monitoring of fuel costs have become extremely difficult for both the PSCW and WPSC. These challenges can be attributed to the implementation of the MISO Day 2 market and volatility in natural gas prices. In 2005, the PSCW received several applications from various Wisconsin electric utilities under the PSC Chapter 116 fuel rules for large rate increases due to increased natural gas prices. In response, on February 7, 2006, the PSCW opened Docket 01-AC-224 to review the fuel rules. On February 1, 2007, the five utilities subject to the current fuel rules filed proposed changes to the fuel rules with the PSCW. The primary proposed change was to replace the trigger mechanism with a true "dead band" of 1%, which would limit a utility's annual exposure or opportunity to a maximum of 1% of fuel costs.

On June 29, 2006, the PSCW opened Docket 05-EI-139 to address the recovery of costs associated with the MISO Day 2 market. Testimony has been filed and hearings were held February 13, 2007. As of December 31, 2006, WPSC had recorded a regulatory asset of $20.8 million for unrecovered MISO Day 2 costs. The recoverability and the timing of recovery of this regulatory asset and other costs will be addressed in this docket. Management still believes it is probable that the regulatory asset recorded for unrecovered MISO Day 2 costs will be collected from ratepayers.

For a discussion of regulatory filings and decisions, see Note 23, *"Regulatory Environment,"* in Notes to Consolidated Financial Statements. For a discussion related to the regulatory filings and decisions made in connection with the merger with Peoples Energy Corporation, see Note 6, *"Acquisitions and Sales of Assets."*

See Note 9, *"Regulatory Assets and Liabilities,"* in Notes to Consolidated Financial Statements for a list of regulatory assets recorded at December 31, 2006.

Industry Restructuring - Michigan

Under the current Electric Choice program in Michigan, Integrys Energy Services established itself as a significant supplier to the industrial and commercial markets. However, prolonged high wholesale energy prices coupled with approved tariff changes for the regulated utilities have almost eliminated the savings customers can obtain from contracting with non-utility suppliers. As a result, many customers returned to the bundled tariff service of the incumbent utilities. The high wholesale energy prices and tariff changes caused a reduction in new business and renewals for Integrys Energy Services. In 2006, Integrys Energy Services' Michigan retail electric business declined to less than one-fourth the peak megawatts it was in 2005, and earnings contributed by Integrys Energy Services' Michigan retail electric operations in 2006 were minimal. However, both Detroit Edison and Consumers Energy have initiated proceedings before the MPSC for rate increases relating to the recovery of substantial power supply costs incurred but not included in rates in 2005. Market prices for power in 2006 also declined significantly over the past six months, further reducing the benefit that regulated utility customers have experienced. The combination of lower market prices and potentially increasing utility rates could create the necessary conditions for customers to once again contract with non-utility suppliers.

The status of Michigan's electric markets and more specifically the MPSC's Capacity Needs Report of January 3, 2006, were the subject of hearings in both the Senate and House Energy Committees. In addition, on April 6, 2006, Governor Granholm issued an Executive Directive instructing MPSC Chairman Peter Lark to complete a state energy plan. On January 31, 2007, Chairman Peter Lark submitted the state's 21st Century Energy Plan to Governor Granholm. See Michigan 21st Century Energy Plan discussion below for more information. If legislation rolling back the Electric Choice market is enacted, it could diminish the benefits of competitive supply for Michigan business customers. The impact on Integrys Energy Services of all the above, coupled with the volatile wholesale power market could range from significantly increasing Michigan business to a possible decision by Integrys Energy Services to exit Michigan's retail electric market and redirect resources to more vibrant markets. However, it is unlikely that the most significant stakeholder, the customer, will stand for any set of outcomes that eradicates Electric Choice. Integrys Energy Services is actively participating in the legislative and regulatory process in order to protect its interests in Michigan.

Seams Elimination Charge Adjustment

For a discussion of SECA, see Note 23, *"Regulatory Environment,"* in Notes to Consolidated Financial Statements.

Income Taxes

- ***Synthetic Fuel Production Facility*** – Assuming no phase-out, Integrys Energy Services expects to recognize approximately $37 million of Section 29/45K federal tax credits in 2007, both from its ownership interest in a synthetic fuel facility and additional tons of synthetic fuel Integrys Energy Services will procure from one of its synthetic fuel partners. However, for 2007, we cannot predict the future prices of a barrel of oil and, therefore, have no way of knowing what portion of our 2007 tax credits will ultimately be phased out. Integrys Energy Services estimates that 2007 Section 29/45K federal tax credits will begin phasing out if the annual average NYMEX price of a barrel of oil reaches approximately $62, with a total phase-out if the annual average NYMEX price of a barrel of oil reaches approximately $77. At December 31, 2006, Integrys Energy Services had derivative (option) contracts that mitigated approximately 75% of its volumetric exposure to Section 29/45K phase-outs in 2007. The derivative contracts involve purchased and written options that provide for net cash settlement at expiration based on the annual average NYMEX trading price of oil in relation to the strike price of each option. The derivative contracts have not been designated as hedging instruments and, as a result, changes in the fair value of the options are recorded currently as a component of nonregulated revenue. This results in mark-to-market gains or losses being recognized in earnings in different periods than the tax credits. Pre-tax mark-to-market gains/(losses) recognized in 2005 and 2006 related to 2007 options were $4.4 million and ($0.5) million, respectively. This $3.9 million net gain will reverse in 2007 assuming no phase-out. In addition, based upon the option contracts in place at December 31, 2006, Integrys Energy Services anticipates it would recognize approximately $16 million of realized pre-tax losses in 2007 assuming no phase-out, which is equivalent to the cost of mitigating the risk of phase-out of 75% of the 2007 Section 29/45K tax credits.

For more information on the synthetic fuel production facility, see Note 17, *"Commitments and Contingencies,"* in Notes to Consolidated Financial Statements.

- ***Peshtigo River Land Donation*** – In 2004, Integrys Energy Group submitted a request to have the Internal Revenue Service (IRS) conduct a pre-filing review of a tax position related to its 2004 tax return. The tax position related to the value of the Peshtigo River land donated to the WDNR in 2004, for which Integrys Energy Group recorded a $4.1 million income tax benefit. In August 2006, the IRS finished a limited issue focused examination of the 2004 Integrys Energy Group consolidated tax return, which covered several issues, including the Peshtigo River Land donation. The IRS denied the donation deduction and issued a 30-day letter granting Integrys Energy Group the right to appeal its determination. Integrys Energy Group filed its protest of the IRS' examination changes on September 22, 2006. The IRS provided its response to our protest on November 1, 2006. This matter is now proceeding to IRS Appeals. We still believe our position is appropriate and will continue to pursue this matter.

Environmental
See Note 17, *"Commitments and Contingencies,"* in Notes to Consolidated Financial Statements for a detailed discussion of environmental considerations.

Wisconsin Energy Efficiency and Renewables Act
In March 2006, Wisconsin Governor Doyle signed 2005 Wisconsin Act 141 (2005 Senate Bill 459), the Energy Efficiency and Renewables Act, which requires Wisconsin electric providers to increase the amount of renewable electricity they sell by 2% above their current level before 2010 and 6% above their current level by 2015. The goal is to have 10% of the state's electricity generated from renewable sources by 2015, which is intended to increase the use of renewable energy in Wisconsin, promote the development of renewable energy technologies, and strengthen the state's energy efficiency programs. Administrative rules are currently being drafted. As of December 31, 2006, approximately 4% of Integrys Energy Group's generation in Wisconsin is from renewable sources. Integrys Energy Group continuously evaluates alternatives for cost-effective renewable energy sources and will secure reliable and efficient renewable energy sources to meet both requirements by their respective dates.

Michigan 21st Century Energy Plan
On January 31, 2007, MPSC Chairman Peter Lark presented the "21st Century Energy Plan" to Governor Granholm. The plan recognizes the increased need for energy in the next 20 years. The plan proposes an alternative method of receiving pre-construction approval for significant generating plant additions versus the alternative of building a generating plant and then seeking approval for recovery of costs. The plan calls for legislation to implement a 10% renewable energy portfolio standard by 2015 as well as a statewide energy efficiency program.

Midwest Independent Transmission System Operator
WPSC, UPPCO, and Integrys Energy Services are members of the MISO, which operates an electric wholesale market in the Midwest, including Wisconsin and the Upper Peninsula of Michigan. The market pricing is based on a locational marginal pricing system. The pricing mechanism expanded the market from a physical market to also include financial instruments and is intended to send price signals to stakeholders where generation or transmission system expansion is needed.

MISO participants offer their generation and bid their customer load into the market on an hourly basis. This results in net receipts from, or net obligations to, MISO for each hour of each day. MISO aggregates these hourly transactions and currently provides updated settlement statements, which may reflect billing adjustments and result in an increase or decrease to the net receipt from or net obligation to MISO. The billing adjustments may or may not be recovered through the rate recovery process. Market participants may dispute the updated settlement statements and related charges. At the end of each month, the amount due from or payable to MISO is estimated for those operating days where a 7-day settlement statement is not yet available. Thus, significant changes in the estimates and new information provided by MISO in subsequent settlement statements or through tariff interpretation changes could have a material impact on our results of operations with adjustments back to the start of the market.

New Accounting Pronouncements
See Note 1(w), *"New Accounting Pronouncements,"* in Notes to Consolidated Financial Statements for a detailed discussion of new accounting pronouncements.

GUARANTEES AND OFF BALANCE SHEET ARRANGEMENTS

See Note 18, *"Guarantees,"* in Notes to Consolidated Financial Statements for information regarding guarantees.

See Note 24, *"Variable Interest Entities,"* in Notes to Consolidated Financial Statements for information on the implementation of FASB Interpretation No. 46R.

MARKET PRICE RISK MANAGEMENT ACTIVITIES

Integrys Energy Services Mark-to-Market Roll Forward (*Millions*)	Oil Options	Natural Gas	Electric	Total
Fair value of contracts at January 1, 2006	$23.6	$ 8.2	$29.8	$ 61.6
Less: contracts realized or settled during period	26.1	78.2	25.1	129.4
Plus: changes in fair value of contracts in existence at December 31, 2006	(2.2)	175.2	2.4	175.4
Fair value of contracts at December 31, 2006	$ (4.7)	$105.2	$ 7.1	$107.6

Market price risk management activities include the electric and natural gas marketing and related risk management activities of Integrys Energy Services, along with oil options used to mitigate the risk of an increase in oil prices that could reduce the amount of Section 29/45K federal tax credits that could be recognized. Integrys Energy Services' marketing and trading operations manage power and natural gas procurement as an integrated portfolio with its retail and wholesale sales commitments. Derivative instruments are utilized in these operations. Integrys Energy Services measures the fair value of derivative instruments (including NYMEX, ICE, and over-the-counter contracts, options, natural gas and electric power physical fixed price contracts, basis contracts, and related financial instruments) on a mark-to-market basis. The fair value of derivatives is included in assets or liabilities from risk management activities on Integrys Energy Group's Consolidated Balance Sheets.

The offsetting entry when fair value adjustments are made to assets or liabilities from risk management activities is to other comprehensive income (for the effective portion of cash flow hedges) or to earnings. The fair values of derivative instruments are adjusted each reporting period using various market sources and risk management systems. The primary input for natural gas and oil pricing is the settled forward price curve of the NYMEX and the ICE. Basis pricing is derived from published indices and documented broker quotes. Integrys Energy Services also determines electric prices based on published indices and documented broker quotes. The table above provides an assessment of the factors impacting the change in the net value of Integrys Energy Services' assets and liabilities from risk management activities for the year ended December 31, 2006.

The fair value of contracts at January 1, 2006, and December 31, 2006, reflects the values reported on the balance sheet for net mark-to-market current and long-term risk management assets and liabilities as of those dates. Contracts realized or settled during the period includes the value of contracts in existence at January 1, 2006, that were no longer included in the net mark-to-market assets as of December 31, 2006, along with the amortization of those derivatives later designated as normal purchases and sales under SFAS No. 133. Changes in fair value of contracts in existence at December 31, 2006, includes unrealized gains and losses on contracts that existed at January 1, 2006, and contracts that were entered into subsequent to January 1, 2006, which are included in Integrys Energy Services' portfolio at December 31, 2006, as well as gains and losses at the inception of contracts when a liquid market exists. There were, in many cases, offsetting positions entered into and settled during the period resulting in gains or losses being realized during the current period. The realized gains or losses from these offsetting positions are not reflected in the table above.

Market quotes are more readily available for short duration contracts (generally for contracts with a duration of less than five years). The table below shows the sources of fair value and maturity of Integrys Energy Services' risk management instruments.

We derive the pricing for most contracts in the table below from active quotes or external sources. "Prices actively quoted" includes exchange-traded contracts such as NYMEX and ICE contracts and a majority of basis swaps. "Prices provided by external sources" includes electric and natural gas contract positions for which pricing information, used by Integrys Energy Services to calculate fair value, is obtained primarily through broker quotes and other publicly available sources.

Integrys Energy Services employs a variety of physical and financial instruments offered in the marketplace to limit risk exposure associated with fluctuating commodity prices and volumes, enhance value, and minimize cash flow volatility. However, the application of SFAS No. 133 and its related hedge accounting rules causes Integrys Energy Services to experience earnings volatility associated with electric and natural gas operations. Integrys Energy Services' use of oil options to protect the value of a portion of Integrys Energy Services' Section 29/45K federal tax credits also causes earnings volatility. While risks associated with power generating facilities and power and natural gas contracts are economically hedged, certain transactions do not meet the definition of a derivative or do not qualify for hedge accounting under generally accepted accounting principles. Consequently, gains and losses from these positions may not match with the income or loss on the related physical and financial hedging instruments in some reporting periods. The result causes volatility in Integrys Energy Services' reported period-by-period earnings; however, the income statement impact of such gains or losses will reverse at the time of physical delivery and/or settlement. The accounting treatment does not impact the underlying cash flows or economics of these transactions. See *"Results of Operations"* for information regarding earnings volatility caused by the natural gas storage cycle.

Integrys Energy Services Risk Management Contract Aging at Fair Value, As of December 31, 2006 (*Millions*) Source of Fair Value	Maturity Less Than 1 Year	Maturity 1 to 3 Years	Maturity 4 to 5 Years	Maturity in Excess of 5 Years	Total Fair Value
Prices actively quoted	$69.4	$26.2	$ 5.5	$(0.3)	$100.8
Prices provided by external sources	(11.3)	10.2	7.9	–	6.8
Total fair value	$58.1	$36.4	$13.4	$(0.3)	$107.6

CRITICAL ACCOUNTING POLICIES

We have identified the following accounting policies to be critical to the understanding of our financial statements because their application requires significant judgment and reliance on estimations of matters that are inherently uncertain. Integrys Energy Group's management has discussed these critical accounting policies with the Audit Committee of the Board of Directors.

Risk Management Activities

Integrys Energy Group has entered into contracts that are accounted for as derivatives under the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. At December 31, 2006, those derivatives not designated as hedges are primarily commodity contracts used to manage price risk associated with natural gas and electricity purchase and sale activities, as well as oil options used to manage exposure to the risk of an increase in oil prices that could reduce the amount of Section 29/45K federal tax credits we could recognize from Integrys Energy Services' investment in a synthetic fuel production facility. Cash flow hedge accounting treatment may be used when Integrys Energy Group's contracts to buy or sell a commodity at a fixed price for future delivery to protect future cash flows corresponding with anticipated physical sales or purchases. Fair value hedge accounting may be used when Integrys Energy Group holds assets or firm commitments and enters into transactions that hedge the risk that the price of a commodity may change between the contract's inception and the physical delivery date of the commodity. To the extent that the hedging instrument is fully effective in offsetting the transaction being hedged, there is no impact on income available for common shareholders prior to settlement of the hedge. Derivatives at the utility segments do not impact income available for common shareholders because regulatory assets or liabilities are recorded pursuant to SFAS No. 71. In addition, Integrys Energy Group may apply the normal purchases and sales exception, provided by SFAS No. 133, as amended, to certain contracts. The normal purchases and sales exception provides that recognition of gains and losses in the Consolidated Financial Statements is not required until the settlement of the contracts.

Derivative contracts that are determined to fall within the scope of SFAS No. 133, as amended, are recorded at fair value on the Consolidated Balance Sheets of Integrys Energy Group. Changes in fair value, except those related to derivative instruments designated as cash flow hedges or qualifying for regulatory deferral, are generally included in the determination of income available for common shareholders at each financial reporting date until the contracts are ultimately settled. When available, quoted market prices are used to determine a contract's fair value. If no active trading market exists for a commodity or for a contract's duration, fair value is estimated through the use of internally developed valuation techniques or models using external information wherever possible. Such estimates require significant judgment as to assumptions and valuation methodologies deemed appropriate by Integrys Energy Group's management. Like most commodity markets, after some length of time, markets for gas and power become relatively illiquid, making it difficult to obtain reliable price information. As a component of the fair value determination, Integrys Energy Group considers the requirements to service certain of its contracts as well as counterparty credit risk and liquidity risk. This component of the fair value determination is especially subjective because limited liquid market information is available to estimate this component. The effect of changing the underlying assumptions for this component of fair value is as follows:

Change in Component	Effect on Fair Value of Risk Management Assets and Liabilities at December 31, 2006 *(Millions)*
100% increase	$18.7 decrease
50% decrease	$ 9.3 increase

These potential changes in fair value would be included in current and long-term liabilities from risk management activities on the Consolidated Balance Sheets and as part of nonregulated revenue on the Consolidated Statements of Income unless the related contracts are designated as cash flow hedges, in which case potential changes would be included in Other Comprehensive Income - Cash Flow Hedges on the Consolidated Statements of Common Shareholders' Equity.

Purchase Accounting

Our acquisitions of MGUC and MERC were accounted for using the purchase method of accounting as prescribed in SFAS No. 141, *"Business Combinations."* Management makes assumptions of fair value based upon historical experience and information obtained from the management of the acquired companies. Assumptions may be incomplete, and unanticipated events and circumstances may occur which may affect the validity of such assumptions, estimates, or actual results.

Both MGUC and MERC are predominantly regulated utilities; therefore, in accordance with SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the fair value of the majority of the assets and liabilities did not change significantly as a result of applying purchase accounting. Material environmental-related pre-acquisition contingencies were identified at MGUC (related to required natural gas plant remediation); however, MGUC received authorization from the MPSC to recover any prudently incurred costs related to this environmental liability in future rates. Therefore, in accordance with SFAS No. 71, the environmental liability of approximately $25 million recorded for natural gas plant remediation was offset by a corresponding regulatory asset. In addition, pension and postretirement benefit obligations were identified at both MGUC and MERC. Liabilities of approximately $21 million and $17 million were recorded for MGUC and MERC, respectively and were offset with regulatory assets. As discussed below within "Asset Impairment," a significant amount of goodwill resulted from these acquisitions, which will require impairment testing on at least an annual basis.

Asset Impairment

Integrys Energy Group annually reviews its assets for impairment. SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," and SFAS No. 142, "Goodwill and Other Intangible Assets," form the basis for these analyses.

The review for impairment of tangible assets is more critical to Integrys Energy Services than to our other segments because of its significant investment in property, plant, and equipment and lack of access to cost of service based rate setting that is available to our regulated segments. At December 31, 2006, the carrying value of Integrys Energy Services' property, plant, and equipment totaled $125.7 million. We believe that the accounting estimate related to asset impairment of power plants is a "critical accounting estimate" because: (1) the estimate is susceptible to change from period to period because it requires management to make assumptions about future market sales pricing, production costs, capital expenditures, and generation volumes and (2) the impact of recognizing an impairment could be material to our financial position or results of operations. Management's assumptions about future market sales prices and generation volumes require significant judgment because actual market sales prices and generation volumes have fluctuated in the past as a result of changing fuel costs, environmental changes, and required plant maintenance and are expected to continue to do so in the future.

The primary estimates used at Integrys Energy Services in the impairment analysis are future revenue streams and operating costs. A combination of inputs from both internal and external sources is used to project revenue streams. Integrys Energy Services forecasts future operating costs with input from external sources for fuel costs and forward energy prices. These estimates are modeled over the projected remaining life of the power plants using the methodology defined in SFAS No. 144. Integrys Energy Services evaluates property, plant, and equipment for impairment whenever indicators of impairment exist. These indicators include a significant underperformance of the assets relative to historical or projected future operating results, a significant change in the use of the assets or business strategy related to such assets, and significant negative industry or economic trends. SFAS No. 144 requires that if the sum of the undiscounted expected future cash flows from a company's asset is less than the carrying value of the asset, an asset impairment must be recognized in the financial statements. For assets held for sale, impairment charges are recorded if the carrying value of such assets exceeds the estimated fair value less costs to sell. The amount of impairment recognized is calculated by reducing the carrying value of the asset to its fair value (or fair value less costs to sell if held for sale).

Throughout 2006, Integrys Energy Services tested its power plants for impairment whenever events or changes in circumstances indicated that their carrying amount might not be recoverable. No impairment charges were recorded in 2006 as a result of the recoverability tests. Results of past impairment tests may not necessarily be an indicator of future tests given the criticality of the accounting estimates involved, as discussed more fully above. Changes in actual results or assumptions could result in an impairment.

WPSC recorded goodwill of $36.4 million in its gas utility segment resulting from the Wisconsin Fuel and Light acquisition in 2001. In 2006, Integrys Energy Group recorded $267.5 million of goodwill in conjunction with the acquisition of the natural gas distribution operations in Michigan and Minnesota. The goodwill for each of our reporting units is tested for impairment annually based on the guidance of SFAS No. 142. The test for impairment includes assumptions about future profitability of our gas utility reporting units and the correlation between our natural gas utility operations and published projections for other similar natural gas utility operations. A significant change in the natural gas utility market and/or our projections of future profitability could result in a loss being recorded on the income statement as a result of the impairment test.

Receivables and Reserves

Our regulated natural gas and electric utilities and Integrys Energy Services accrue estimated amounts of revenue for services rendered but not yet billed. Estimated unbilled sales are calculated using actual generation and throughput volumes, recorded sales, and weather factors. The estimated unbilled sales are assigned different rates based on historical customer class allocations. At December 31, 2006, and 2005, Integrys Energy Group's unbilled revenues were $184.8 million and $151.3 million, respectively. Any difference between actual sales and the estimates are recorded in revenue in the next period.

Integrys Energy Services, UPPCO, MERC, and MGUC record reserves for potential uncollectible customer accounts as an expense on the income statement and an uncollectible reserve on the balance sheet. WPSC, however, records a regulatory asset to offset its uncollectible reserve. Because the nonregulated energy marketing business involves higher credit risk, the reserve is more critical to Integrys Energy Services than to our other segments. Integrys Energy Services calculates the reserve for potential uncollectible customer receivable balances by applying an estimated bad debt experience rate to each past due aging category and reserving for 100% of specific customer receivable balances deemed to be uncollectible. The basis for calculating the reserve for receivables from wholesale counterparties considers netting agreements, collateral, and guarantees. If the assumption that historical uncollectible experience matches current customer default is incorrect, or if a specific customer with a large account receivable that has not previously been identified as a risk defaults, there could be significant changes to the expense and uncollectible reserve balance.

Pension and Postretirement Benefits

The costs of providing non-contributory defined benefit pension benefits and other postretirement benefits, described in Note 19, *"Employee Benefit Plans,"* in Integrys Energy Group's Notes to Consolidated Financial Statements, are dependent upon numerous factors resulting from actual plan experience and assumptions regarding future experience.

Pension costs and other postretirement benefit costs are impacted by actual employee demographics (including age, compensation levels, and employment periods), the level of contributions we make to the plan, and earnings on plan assets. Pension and other postretirement benefit costs may be significantly affected by changes in key actuarial assumptions, including anticipated rates of return on plan assets, discount rates used in determining the projected benefit and other postretirement benefit obligations and pension and other postretirement benefit costs, and health care cost trends. Changes made to the plan provisions may also impact current and future pension and other postretirement benefit costs.

Integrys Energy Group's pension plan assets and other postretirement benefit plan assets are primarily made up of equity and fixed income investments. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased pension costs in future periods. Management believes that such changes in costs would be recovered at our regulated segments through the ratemaking process.

The following chart shows how a given change in certain actuarial assumptions would impact the projected benefit obligation and the reported annual pension cost on the income statement as they relate to all of our defined benefit pension plans. Each factor below reflects an evaluation of the change based on a change in that assumption only.

Actuarial Assumption (Millions, except percentages)	Percent Change in Assumption	Impact on Projected Benefit Obligation	Impact on Pension Cost
Discount rate	(0.5)	$43.1	$3.8
Discount rate	0.5	(40.8)	(3.2)
Rate of return on plan assets	(0.5)	N/A	2.6
Rate of return on plan assets	0.5	N/A	(2.6)

The following chart shows how a given change in certain actuarial assumptions would impact the accumulated other postretirement benefit obligation and the reported annual other postretirement benefit cost on the income statement. Each factor below reflects an evaluation of the change based on a change in that assumption only.

Actuarial Assumption (Millions, except percentages)	Percent Change in Assumption	Impact on Postretirement Benefit Obligation	Impact on Postretirement Benefit Cost
Discount rate	(0.5)	$23.0	$2.0
Discount rate	0.5	(20.5)	(1.9)
Health care cost trend rate	(1.0)	(31.8)	(5.4)
Health care cost trend rate	1.0	35.2	5.8
Rate of return on plan assets	(0.5)	N/A	0.8
Rate of return on plan assets	0.5	N/A	(0.8)

In selecting an assumed discount rate, we use the Mercer Pension Discount Yield Curve, which considers bonds, rated by Moody's as "Aa" or better, selected from the Lehman Brothers database that are non-callable. Regression analysis is applied to construct a best-fit curve that makes coupon yields to maturity a function of time to maturity. The pension or retiree medical cash flows are then matched to the appropriate spot rates and discounted back to the measurement date.

To select an assumed long-term rate of return on qualified plan assets, we consider the historical returns and the future expectations for returns for each asset class, as well as the target allocation of the benefit trust portfolios. The assumed long-term rate of return was 8.5% in 2006, 8.5% in 2005, and 8.75% in 2004. For 2006, 2005, and 2004, the actual rates of return on pension plan assets, net of fees, were 11.3%, 6.9%, and 9.7%, respectively.

We base our determination of the expected return on qualified plan assets on a market-related valuation of assets, which reduces year-to-year volatility. Cumulative gains and losses in excess of 10% of the greater of the pension benefit obligation or market-related value are amortized over the average remaining future service to expected retirement ages. Realized and unrealized gains and losses on plan assets are recognized for purposes of calculating benefit cost over a five-year period. Because of this method, the future value of assets will be impacted as previously deferred gains or losses are recorded.

In selecting assumed health care cost trend rates, we consider past performance and forecasts of health care costs. More information on health care cost trend rates can be found in Note 19, *"Employee Benefit Plans,"* in Notes to Consolidated Financial Statements.

For a table showing future payments that Integrys Energy Group expects to make for pension and other postretirement benefits, see Note 19, *"Employee Benefit Plans,"* in Notes to Consolidated Financial Statements.

Regulatory Accounting

The electric and gas utility segments of Integrys Energy Group follow SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," and our financial statements reflect the effects of the different ratemaking principles followed by the various jurisdictions regulating these segments. We defer certain items that would otherwise be immediately recognized as expenses and revenues because our regulators have authorized deferral as regulatory assets and regulatory liabilities for future recovery or refund to customers. Future recovery of regulatory assets is not assured, but is generally subject to review by regulators in rate proceedings for matters such as prudence and reasonableness. Management regularly assesses whether these regulatory assets and liabilities are probable of future recovery or refund by considering factors such as regulatory environment changes, earnings at the utility segments, and the status of any pending or potential deregulation legislation. Once approved, we amortize the regulatory assets and liabilities into income over the rate recovery period. If recovery of costs is not approved or is no longer deemed probable, these regulatory assets or liabilities are recognized in current period income.

If our regulated electric and gas utility segments no longer meet the criteria for application of SFAS No. 71, we would discontinue its application as defined under SFAS No. 101, "Regulated Enterprises – Accounting for the Discontinuation of Application of SFAS No. 71." Assets and liabilities recognized solely due to the actions of rate regulation would no longer be recognized on the balance sheet and would be classified as an extraordinary item in income for the period in which the discontinuation occurred. A write-off of all of Integrys Energy Group's regulatory assets and regulatory liabilities at December 31, 2006, would result in a 6.1% decrease in total assets, a 5.7% decrease in total liabilities, and a 59.1% decrease in income from continuing operations before taxes. A write-off of all of WPSC's regulatory assets and regulatory liabilities at December 31, 2006, would result in a 9.8% decrease in WPSC's total assets, a 15.1% decrease in WPSC's total liabilities, and an 11.4% decrease in WPSC's income before taxes.

Tax Provision

As part of the process of preparing our Consolidated Financial Statements, we are required to estimate our income taxes for each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our Consolidated Balance Sheet. We must also assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not likely, we must establish a valuation allowance, which is offset by an adjustment to income tax expense in the income statement. The interpretation of tax laws involves uncertainty, since tax authorities may interpret them differently. We establish liabilities for tax-related contingencies in accordance with SFAS No. 5, "Accounting for Contingencies," and review them in light of changing facts and circumstances.

Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities, our SFAS No. 5 tax contingency reserve and any valuation allowance recorded against our deferred tax assets. The assumptions involved are supported by historical data and reasonable projections. Significant changes in these assumptions could have a material impact on Integrys Energy Group's financial condition and results of operations.

IMPACT OF INFLATION

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and report operating results in terms of historic cost. The statements provide a reasonable, objective, and quantifiable statement of financial results, but they do not evaluate the impact of inflation. For our regulated operations, to the extent we are not recovering the effects of inflation, we will file rate cases as necessary in the various jurisdictions. Our nonregulated businesses include inflation in forecasted costs. However, any increase from inflation is offset with projected business growth. Therefore, the estimated effect of inflation on our nonregulated businesses is minor.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market Risks and Other Significant Risks

Integrys Energy Group has potential market risk exposure related to commodity price risk (including regulatory recovery risk), interest rate risk, equity return risk, and principal preservation risk. Integrys Energy Group is also exposed to other significant risks due to the nature of our subsidiaries' business and the environment in which we operate. Integrys Energy Group has risk management policies in place to monitor and assist in controlling these risks and may use derivative and other instruments to manage some of these exposures, as further described below.

Commodity Price Risk and Regulatory Recovery Risk

Utilities

The electric utilities of Integrys Energy Group purchase natural gas and coal for use in power generation. They also purchase power on the MISO market at a price that is often reflective of the underlying cost of natural gas used in power generation. As a result, the electric utilities are subject to commodity price risk, which they manage in a number of ways, the primary method being fuel recovery mechanisms.

Prudent fuel and purchased power costs are recovered under one-for-one recovery mechanisms by UPPCO and by the Michigan electric operations and wholesale operations of WPSC. The costs of natural gas used by the natural gas utility subsidiaries are generally also recovered under one-for-one recovery mechanisms. These recovery mechanisms greatly reduce commodity price risk for the utilities.

WPSC's Wisconsin retail electric operations do not have a one-for-one recovery mechanism for price fluctuations, but annual rate cases have mitigated the year-to-year price risk. For intra-year price risk, a "fuel window" mechanism is used to recover costs resulting from significant price volatility. Under the fuel window, if actual fuel and purchased power costs deviate by more than 2% (the range for 2007 and 2008), a rate review can be triggered. Once a rate review is triggered, rates may be reset (subject to PSCW approval) for the remainder of the year to recover, on an annualized basis, the projected increase in the cost of fuel and purchased power. For 2008, under the order approving the merger of Integrys Energy Group with Peoples Energy, WPSC will be allowed to adjust Wisconsin retail electric rates effective January 1, 2008, to take into account the impact of natural gas prices on purchased power costs, as well as changes in the price of coal, rail costs to ship the coal, and natural gas used for fuel. However, for 2008, WPSC will not be allowed to adjust retail electric rates for other changes.

To manage commodity price risk, our regulated utilities enter into contracts of various durations for the purchase and/or sale of natural gas, fuel for electric generation, and electricity. In addition, the electric operation of WPSC and the natural gas operation of MERC are employing risk management techniques pursuant to the risk policies approved by their respective regulators, which include the use of derivative instruments such as futures and options.

Nonregulated Subsidiary

For purposes of risk management disclosure, Integrys Energy Services' activities are classified as non-trading. Integrys Energy Services has the ability to reduce market price risk and extract additional value from its merchant generation plants through the use of various financial and physical tools (including forward contracts and options). Integrys Energy Services also utilizes derivative financial instruments to manage market risks related to its retail supply portfolio.

To measure commodity price risk exposure, Integrys Energy Group employs a number of controls and processes, including a value-at-risk (VaR) analysis of its exposures. Integrys Energy Services' VaR calculation is utilized to quantify exposure to market risk associated with its marketing and trading portfolio (primarily natural gas and power positions), which includes near term positions managed under its asset management strategy through tolling agreements with the merchant generating fleet, but excludes the long-dated positions created by the merchant generating fleet and associated coal, sulfur dioxide emission allowances, and other ancillary fuels.

VaR is used to describe a probabilistic approach to quantifying the exposure to market risk. The VaR amount represents an estimate of the potential change in fair value that could occur from changes in market factors, within a given confidence level, if an instrument or portfolio is held for a specified time period. VaR models are relatively sophisticated. However, the quantitative risk information is limited by the parameters established in creating the model. The instruments being used may have features that could trigger a potential loss in excess of the calculated amount if the changes in the underlying commodity price exceed the confidence level of the model used. VaR is not necessarily indicative of actual results that may occur. In addition to VaR, Integrys Energy Services employs other risk measurements including mark-to-market valuations and stress testing. In conjunction with the VaR, these other risk measurements provide the risk management analysis for Integrys Energy Services' risk exposure.

Integrys Energy Services' VaR is estimated using a delta-normal approximation based on a one-day holding period and a 95% confidence level. The delta-normal approximation is based on the assumption that changes in the value of the portfolio over short time periods, such as one day, are normally distributed. Integrys Energy Services' VaR calculation includes derivative financial and commodity instruments, such as forwards, futures, swaps, and options as well as commodities held in inventory, such as natural gas held in storage to the extent such positions are significant.

The VaR for Integrys Energy Services' trading portfolio is presented in the following table:

(Millions)	2006	2005
95% confidence level, one-day holding period, one-tailed December 31	$0.9	$1.7
Average for 12 months ended December 31	1.1	1.0
High for 12 months ended December 31	1.5	1.7
Low for 12 months ended December 31	0.9	0.5

The VaR amount for Integrys Energy Services decreased $0.8 million from December 31, 2005, to December 31, 2006. At December 31, 2005, the VaR reflected extreme price volatility in the market, post-hurricane production shut-ins, and unusual fluctuations in the various portfolios. The average, high, and low amounts were computed using the VaR amounts at each of the four quarter-ends.

Interest Rate Risk

Integrys Energy Group and WPSC are exposed to interest rate risk resulting from their variable rate long-term debt and short-term borrowings. Exposure to interest rate risk is managed by limiting the amount of variable rate obligations and continually monitoring the effects of market changes in interest rates. Integrys Energy Group and WPSC enter into long-term fixed-rate debt when it is advantageous to do so. Integrys Energy Group and WPSC may also enter into derivative financial instruments, such as swaps, to mitigate interest rate exposure. In the second quarter of 2005, a variable rate non-recourse debt instrument used to finance the purchase of Sunbury was restructured to an Integrys Energy Group obligation. Subsequent to the restructuring, an interest rate swap that had been used to fix the interest on the Sunbury non-recourse debt was re-designated as a cash flow hedge, along with an additional interest rate swap, to fix the interest rate on the Integrys Energy Group obligation.

Due to increases in short-term borrowings during 2006, Integrys Energy Group has increased its exposure to variable interest rates. Based on the variable rate debt of Integrys Energy Group and WPSC outstanding at December 31, 2006, a hypothetical increase in market interest rates of 100 basis points in 2006 would have increased annual interest expense in 2006 by approximately $7.5 million at Integrys Energy Group and $0.5 million at WPSC. Comparatively, based on the variable rate debt outstanding at December 31, 2005, an increase in interest rates of 100 basis points would have increased interest expense in 2005 by approximately $2.9 million at Integrys Energy Group and $0.9 million at WPSC. This sensitivity analysis was performed assuming a constant level of variable rate debt during the period and an immediate increase in interest rates, with no other changes for the remainder of the period. In the event of a significant change in interest rates, management would take action to mitigate Integrys Energy Group's and WPSC's exposure to the change.

Equity Return and Principal Preservation Risk

Integrys Energy Group and WPSC currently fund liabilities related to employee benefits through various external trust funds. The trust funds are managed by numerous investment managers and hold investments in debt and equity securities. Changes in the market value of these investments can have an impact on the future expenses related to these liabilities. Integrys Energy Group maintains a qualified pension plan for employees' retirement. Declines in the equity markets or declines in interest rates may result in increased future pension costs for the plan and possible future required contributions. Changes in the market value of investments related to other employee benefits could also impact future contributions. Integrys Energy Group monitors the trust fund portfolio by benchmarking the performance of the investments against certain security indices. Most of the employee benefit costs relate to Integrys Energy Group's regulated utilities. As such, the majority of these costs are recovered in customers' rates, mitigating the equity return and principal preservation risk on these exposures.

Foreign Currency Exchange Rate Risk

Integrys Energy Group is exposed to foreign currency risk as a result of foreign operations owned and operated in Canada and transactions denominated in Canadian dollars for the purchase and sale of natural gas and electricity by our nonregulated subsidiaries. Forward foreign exchange contracts are utilized to manage the risk associated with currency fluctuations on certain firm sales and sales commitments denominated in Canadian dollars and certain Canadian dollar denominated asset and liability positions. Integrys Energy Group's exposure to foreign currency risk was not significant at December 31, 2006, or 2005.



"I collaborate with the business units and senior staff to create the long-term financial plan for Integrys Energy Group and our subsidiaries. And as part of a special team, I also coordinated the company's assessment of the avian flu and our response plan. We would need to provide essential services in the face of any pandemic, and we have a plan in place to do that."

Tchapo Napoe
Financial Analysis Project Leader
Integrys Energy Group

Consolidated Statements of Income

Year Ended December 31 *(Millions, except per share data)*	2006	2005	2004
Nonregulated revenue	**$5,156.7**	$5,301.3	$3,584.1
Utility revenue	**1,734.0**	1,524.2	1,292.0
Total revenues	**6,890.7**	6,825.5	4,876.1
Nonregulated cost of fuel, natural gas, and purchased power	**4,967.6**	5,137.8	3,448.8
Utility cost of fuel, natural gas, and purchased power	**1,006.1**	801.2	576.2
Operating and maintenance expense	**503.7**	535.4	508.6
Depreciation and decommissioning expense	**106.1**	142.3	106.8
Taxes other than income	**57.4**	47.3	45.8
Operating income	**249.8**	161.5	189.9
Miscellaneous income	**42.2**	86.2	47.9
Interest expense	**(99.2)**	(62.0)	(54.2)
Minority interest	**3.8**	4.5	3.4
Other (expense) income	**(53.2)**	28.7	(2.9)
Income before taxes	**196.6**	190.2	187.0
Provision for income taxes	**45.0**	39.6	30.4
Income from continuing operations	**151.6**	150.6	156.6
Discontinued operations, net of tax	**7.3**	11.5	(13.8)
Net income before cumulative effect of change in accounting principle	**158.9**	162.1	142.8
Cumulative effect of change in accounting principle, net of tax	**-**	(1.6)	-
Net income before preferred stock dividends of subsidiary	**158.9**	160.5	142.8
Preferred stock dividends of subsidiary	**3.1**	3.1	3.1
Income available for common shareholders	**$ 155.8**	$ 157.4	$ 139.7
Average shares of common stock			
Basic	**42.3**	38.3	37.4
Diluted	**42.4**	38.7	37.6
Earnings (loss) per common share (basic)			
Income from continuing operations	**$3.51**	$3.85	$4.10
Discontinued operations, net of tax	**0.17**	0.30	(0.36)
Cumulative effect of change in accounting principle, net of tax	**-**	(0.04)	-
Earnings per common share (basic)	**$3.68**	$4.11	$3.74
Earnings (loss) per common share (diluted)			
Income from continuing operations	**$3.50**	$3.81	$4.08
Discontinued operations, net of tax	**0.17**	0.30	(0.36)
Cumulative effect of change in accounting principle, net of tax	**-**	(0.04)	-
Earnings per common share (diluted)	**$3.67**	$4.07	$3.72
Dividends per common share	**$2.28**	$2.24	$2.20

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Balance Sheets

At December 31 *(Millions)*	2006	2005
Assets		
Cash and cash equivalents	**$ 23.2**	$ 27.7
Restricted cash	**22.0**	–
Accounts receivable - net of reserves of $17.0 and $12.7, respectively	**1,037.3**	1,005.6
Accrued unbilled revenues	**184.8**	151.3
Inventories	**456.3**	304.4
Current assets from risk management activities	**1,068.6**	906.4
Deferred income taxes	**-**	7.3
Assets held for sale	**6.1**	20.3
Other current assets	**129.1**	99.4
Current assets	**2,927.4**	2,522.4
Property, plant, and equipment, net	**2,534.8**	2,044.0
Regulatory assets	**417.8**	272.0
Long-term assets from risk management activities	**308.2**	226.5
Goodwill	**303.9**	36.8
Other	**369.6**	360.8
Total assets	**$6,861.7**	$5,462.5
Liabilities and Shareholders' Equity		
Short-term debt	**$ 722.8**	$ 264.8
Current portion of long-term debt	**26.5**	4.0
Accounts payable	**1,010.4**	1,078.9
Current liabilities from risk management activities	**1,001.7**	852.8
Deferred income taxes	**3.1**	–
Liabilities held for sale	**–**	6.6
Other current liabilities	**141.9**	116.8
Current liabilities	**2,906.4**	2,323.9
Long-term debt	**1,287.2**	867.1
Deferred income taxes	**97.6**	79.6
Deferred investment tax credits	**13.6**	14.5
Regulatory liabilities	**301.7**	373.2
Environmental remediation liabilities	**95.8**	67.4
Pension and postretirement benefit obligations	**188.6**	82.1
Long-term liabilities from risk management activities	**264.7**	188.4
Other	**121.4**	111.0
Long-term liabilities	**2,370.6**	1,783.3
Commitments and contingencies		
Preferred stock of subsidiary with no mandatory redemption	**51.1**	51.1
Common stock equity	**1,533.6**	1,304.2
Total liabilities and shareholders' equity	**$6,861.7**	$5,462.5

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Common Shareholders' Equity

(Millions)	Comprehensive Income	Total	Employee Stock Plan Guarantees and Deferred Compensation Trust	Common Stock	Capital in Excess of Par Value	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2003	$ –	$1,003.2	$ (6.5)	$36.8	$549.5	$438.8	$(0.4)	$(15.0)
Income available for common shareholders	139.7	139.7	–	–	–	139.7	–	–
Other comprehensive income – cash flow hedges (net of tax of $3.1)	4.6	4.6	–	–	–	–	–	4.6
Other comprehensive income – minimum pension liability (net of tax of $4.0)	(6.0)	(6.0)	–	–	–	–	–	(6.0)
Other comprehensive income – currency translation (net of tax of $0.2)	0.3	0.3	–	–	–	–	–	0.3
Comprehensive income	138.6	–	–	–	–	–	–	–
Issuance of common stock	–	26.3	–	0.6	25.6	–	0.1	–
Dividends on common stock	–	(81.3)	–	–	–	(81.3)	–	–
Other	–	5.0	(1.9)	0.1	7.0	(0.2)	–	–
Balance at December 31, 2004	$ –	$1,091.8	$ (8.4)	$37.5	$582.1	$497.0	$(0.3)	$(16.1)
Income available for common shareholders	157.4	157.4	–	–	–	157.4	–	–
Other comprehensive income – cash flow hedges (net of tax of $7.9)	(12.1)	(12.1)	–	–	–	–	–	(12.1)
Other comprehensive income – minimum pension liability (net of tax of $11.4)	17.1	17.1	–	–	–	–	–	17.1
Other comprehensive income – available for sale securities (net of tax of $0.4)	0.6	0.6	–	–	–	–	–	0.6
Other comprehensive income – currency translation (net of tax of $0.1)	0.1	0.1	–	–	–	–	–	0.1
Comprehensive income	163.1	–	–	–	–	–	–	–
Issuance of common stock	–	127.3	–	2.5	124.8	–	–	–
Dividends on common stock	–	(85.4)	–	–	–	(85.4)	–	–
Other	–	7.4	(2.5)	0.1	10.1	(0.3)	–	–
Balance at December 31, 2005	$ –	$1,304.2	$(10.9)	$40.1	$717.0	$568.7	$(0.3)	$(10.4)
Income available for common shareholders	155.8	155.8	–	–	–	155.8	–	–
Other comprehensive income – cash flow hedges (net of tax of $0.4)	(0.6)	(0.6)	–	–	–	–	–	(0.6)
Other comprehensive income – minimum pension liability (net of tax of $1.6)	2.4	2.4	–	–	–	–	–	2.4
Other comprehensive income – available for sale securities (net of tax of $0.2)	(0.4)	(0.4)	–	–	–	–	–	(0.4)
Other comprehensive income – currency translation (net of tax of $0.2)	(0.3)	(0.3)	–	–	–	–	–	(0.3)
Comprehensive income	156.9	–	–	–	–	–	–	–
Issuance of common stock	–	164.6	–	3.2	161.4	–	–	–
Dividends on common stock	–	(96.0)	–	–	–	(96.0)	–	–
Adjustments to initially apply SFAS No. 158 (net of tax of $2.9)	–	(4.5)	–	–	–	–	–	(4.5)
Other	–	8.4	(2.3)	0.1	10.9	(0.3)	–	–
Balance at December 31, 2006	$ –	$1,533.6	$(13.2)	$43.4	$889.3	$628.2	$(0.3)	$(13.8)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Year Ended December 31 *(Millions)*	2006	2005	2004
Operating Activities			
Net income before preferred stock dividends of subsidiary	**$ 158.9**	$160.5	$142.8
Adjustments to reconcile net income to net cash provided by operating activities			
Discontinued operations, net of tax	**(7.3)**	(11.5)	13.8
Depreciation and decommissioning	**106.1**	142.3	106.8
Amortization	**18.0**	14.6	38.8
Recovery (deferral) of Kewaunee outage expenses	**9.5**	(49.2)	(7.2)
Refund of non-qualified decommissioning trust	**(54.5)**	-	-
Recoveries and refunds of other regulatory assets and liabilities	**28.0**	26.1	5.3
Realized gain on investments held in trust, net of regulatory deferral	**-**	(15.7)	(5.5)
Unrealized (gains) losses on nonregulated energy contracts	**7.3**	(39.2)	(10.7)
Pension and postretirement expense	**51.6**	50.5	39.8
Pension and postretirement funding	**(43.2)**	(28.6)	(17.8)
Deferred income taxes and investment tax credit	**12.4**	9.0	(1.9)
Gain on sale of interest in Guardian Pipeline, LLC	**(6.2)**	-	-
Gain on sale of WPS ESI Gas Storage, LLC	**(9.0)**	-	-
Gain on sale of partial interest in synthetic fuel operation	**(6.4)**	(7.1)	(7.5)
Loss (gain) on sale of property, plant, and equipment	**1.3**	(5.5)	(12.0)
Gain on sale of emission allowances	**-**	(0.4)	-
Equity income, net of dividends	**14.4**	10.9	7.8
Cumulative effect of change in accounting principles, net of tax	**-**	1.6	-
Other	**0.1**	(61.0)	(11.7)
Changes in working capital			
Receivables, net	**(10.0)**	(499.8)	(67.8)
Inventories	**(206.5)**	(112.9)	(11.4)
Other current assets	**(32.4)**	(19.9)	(0.9)
Accounts payable	**7.5**	487.3	44.9
Other current liabilities	**33.3**	25.4	(3.1)
Net cash provided by operating activities	**72.9**	77.4	242.5
Investing Activities			
Capital expenditures	**(342.0)**	(413.9)	(289.8)
Proceeds from the sale of property, plant, and equipment	**4.5**	12.0	26.9
Purchase of emission allowances	**(3.9)**	-	-
Proceeds from the sale of interest in Guardian Pipeline, LLC	**38.5**	-	-
Proceeds from the sale of WPS ESI Gas Storage, LLC	**19.9**	-	-
Proceeds from the sale of Kewaunee power plant	**-**	112.5	-
Proceeds from the sale of partial interest in Weston 4 power plant	**-**	95.1	-
Proceeds from liquidation of non-qualified decommissioning trust	**-**	127.1	-
Purchase of equity investments and other acquisitions	**(60.1)**	(82.6)	(52.3)
Purchases of nuclear decommissioning trust investments	**-**	(18.6)	(213.3)
Sales of nuclear decommissioning trust investments	**-**	18.6	213.3
Decommissioning funding	**-**	-	(0.3)
Acquisition of natural gas operations in Michigan and Minnesota, net of liabilities assumed	**(659.3)**	-	-
Restricted cash for repayment of long-term debt	**(22.0)**	-	-
Other	**(5.7)**	1.0	3.1
Net cash used for investing activities	**(1,030.1)**	(148.8)	(312.4)
Financing Activities			
Short-term debt, net	**458.0**	(25.0)	251.2
Gas loans, net	**(68.4)**	(7.1)	1.6
Issuance of long-term debt	**447.0**	-	-
Repayment of long-term debt, note to preferred stock trust	**(4.0)**	(3.4)	(105.1)
Payment of dividends			
Preferred stock	**(3.1)**	(3.1)	(3.1)
Common stock	**(96.0)**	(85.4)	(81.3)
Issuance of common stock	**164.6**	127.3	26.3
Other	**(6.4)**	(3.3)	(12.8)
Net cash provided by financing activities	**891.7**	-	76.8
Change in cash and cash equivalents - continuing operations	**(65.5)**	(71.4)	6.9
Change in cash and cash equivalents - discontinued operations			
Net cash provided by (used for) operating activities	**41.9**	(15.0)	(11.7)
Net cash provided by (used for) investing activities	**19.1**	74.9	(2.6)
Net cash used for financing activities	**-**	(0.8)	(3.3)
Change in cash and cash equivalents	**(4.5)**	(12.3)	(10.7)
Cash and cash equivalents at beginning of year	**27.7**	40.0	50.7
Cash and cash equivalents at end of year	**$ 23.2**	$ 27.7	$ 40.0

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.



"My job is to ensure that our automated meter reading (AMR) systems are running smoothly. When they are, these systems read more than 99 percent of our customers' meters electronically. With this reading efficiency and the ability to communicate with the meters remotely, we have significantly reduced the number of field visits and the need for our customers to call on their estimated readings. Annually, AMR can provide a savings of more than $225,000 to the company."

Van Nguyen
Senior Business Systems Analyst
Wisconsin Public Service

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) *Nature of Operations*—Integrys Energy Group, Inc. is a holding company with wholly owned primary subsidiaries at December 31, 2006, including Wisconsin Public Service Corporation (WPSC), Upper Peninsula Power Company (UPPCO), Michigan Gas Utilities Corporation (MGUC), Minnesota Energy Resources Corporation (MERC), and Integrys Energy Services, Inc. Of these subsidiaries, four subsidiaries are regulated utilities and one subsidiary, Integrys Energy Services, is a nonregulated energy marketer. WPSC is an electric and natural gas utility that purchases, generates, and distributes electric power and purchases and distributes natural gas to its franchised service territory in northeastern Wisconsin and an adjacent portion of the Upper Peninsula of Michigan. UPPCO is an electric utility that supplies and distributes electric energy to a portion of the Upper Peninsula of Michigan. MGUC is a natural gas utility that supplies and distributes natural gas to cities and communities primarily throughout Otsego, Grand Haven, and Monroe counties in Michigan. MERC, also a natural gas utility, supplies and distributes natural gas to various cities and communities including Grand Rapids, Pine City, Rochester, and Dakota County in Minnesota. The nonregulated subsidiary, Integrys Energy Services, offers nonregulated natural gas, electric, and alternative fuel supplies, as well as energy management and consulting services, to retail and wholesale customers. Integrys Energy Services also owns several merchant electric generation plants, primarily in the Midwest and Northeastern United States and adjacent portions of Canada.

The term "utility" refers to the regulated activities of WPSC, UPPCO, MGUC, and MERC while the term "nonutility" refers to the activities of WPSC, UPPCO, MGUC, and MERC that are not regulated. The term "nonregulated" refers to activities other than those of WPSC, UPPCO, MGUC, and MERC.

The line item on the Consolidated Statements of Income "Income available for common shareholders," is net income.

(b) *Consolidation Basis of Presentation*—The Consolidated Financial Statements include the accounts of Integrys Energy Group and all majority owned subsidiaries, after eliminating significant intercompany transactions and balances, and proportionate shares of jointly owned utility facilities. If a minority owner's equity is reduced to zero, our policy is to record 100% of the subsidiary's losses until the minority owner makes capital contributions or commitments to fund its share of the operating costs. The cost method of accounting is used for investments when Integrys Energy Group owns less than 20% of the voting equity of the company, unless other evidence indicates we have significant influence over the operating and financial policies of the investee. Investments in businesses not controlled by Integrys Energy Group, but over which we have significant influence regarding the operating and financial policies of the investee, are accounted for using the equity method. For additional information on our equity method investments see Note 10, *"Investments in Affiliates, at Equity Method."*

The assets and liabilities, results of operations, and cash flows of MGUC and MERC were included in Integrys Energy Group's consolidated financial statements effective April 1, and July 1, 2006, respectively. See Note 6, *"Acquisitions and Sales of Assets,"* for more information.

For all periods presented, certain assets and liabilities of Sunbury and Niagara have been reclassified as held for sale and Sunbury's and Niagara's results of operations and cash flows have been reclassified as discontinued operations. Refer to Note 4, *"Discontinued Operations,"* for more information.

(c) *Use of Estimates*—We prepare our financial statements in conformity with accounting principles generally accepted in the United States of America. We make estimates and assumptions that affect reported amounts. These estimates and assumptions affect assets, liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

(d) *Cash and Cash Equivalents*—We consider short-term investments with an original maturity of three months or less to be cash equivalents.

Cash paid for taxes during 2006, 2005, and 2004, was $37.7 million, $50.4 million, and $37.0 million, respectively. During 2006, 2005, and 2004, cash paid for interest totaled $87.6 million, $59.6 million, and $54.4 million, respectively.

Significant non-cash transactions were as follows:

(Millions)	2006	2005	2004
Weston 4 construction costs funded through accounts payable	**$32.0**	$33.7	$22.6
Purchase price adjustments related to the acquisition of MGUC funded through accounts payable	**0.8**	–	–
Transaction costs related to the merger with Peoples Energy funded through other current liabilities	**8.1**	–	–
Debt assumed in Integrys Energy Services New York acquisition	–	–	3.2

(e) *Revenue and Customer Receivables*—Revenues are recognized on the accrual basis and include estimated amounts for electric and natural gas services rendered but not billed. Currently there are no customers or industries that account for more than 10% of Integrys Energy Group's revenues.

WPSC and UPPCO use automatic fuel and purchased power adjustment clauses for the Michigan retail electric portions of their business. WPSC also uses automatic fuel and purchased power adjustment clauses for its Federal Energy Regulatory Commission (FERC) wholesale electric business. At UPPCO, most wholesale electric contracts have no automatic fuel and purchased power adjustment clauses. The Wisconsin retail electric portion of WPSC's business uses a "cost variance range" approach, based on a specific estimated fuel and purchased power cost for the forecast year. If WPSC's actual fuel and purchased power costs fall outside this range, the Public Service Commission of Wisconsin (PSCW) can authorize an adjustment to future rates. Decreases to rates can be implemented without a hearing, unless requested by WPSC, PSCW staff, or interveners, while increases to rates are generally subject to a hearing.

Billings to UPPCO's customers under the Michigan Public Service Commission's (MPSC) jurisdiction include base rate charges and a power supply cost recovery factor. Power supply cost recovery factors are established annually to recover projected power supply costs approved by the MPSC. The MPSC reconciles these factors to actual costs annually and permits 100% recovery of allowed power supply costs. UPPCO recognizes any over or under recovery currently in its revenues, and the payable or receivable is recognized on the balance sheet until settlement. The deferrals are relieved with additional billings or refunds.

The PSCW approved a modified one-for-one gas cost recovery plan for WPSC. This plan allows WPSC to pass changes in the cost of natural gas on to system natural gas customers, subject to regulatory review by the PSCW for reasonableness.

The Minnesota Public Utility Commission (MPUC) approved a modified one-for-one gas cost recovery plan for MERC. This plan allows MERC to pass changes in the cost of natural gas on to system natural gas customers, subject to regulatory review by the MPUC for reasonableness.

The MPSC has approved one-for-one recovery of prudently incurred natural gas costs for WPSC and MGUC, subject to regulatory review. The MPSC also approved a natural gas cost recovery factor adjustment mechanism for WPSC for the period November 2006 through October 2007. This adjustment mechanism allows WPSC to adjust the maximum natural gas rates that can be charged to customers in Michigan based on upward or downward changes to the New York Mercantile Exchange (NYMEX) natural gas futures price without further MPSC action.

WPSC, UPPCO, MGUC, and MERC are required to provide service and grant credit to customers within their service territories. The companies continually review their customers' credit-worthiness and obtain or refund deposits accordingly. The utilities are precluded from discontinuing service to residential customers during winter moratorium months.

For Integrys Energy Services' merchant electric generation plants, electric power revenues related to fixed-price contracts are recognized at the lower of amounts billable under the contract or an amount equal to the volume of the capacity made available or the energy delivered during the period multiplied by the estimated average revenue per kilowatt-hour per the terms of the contract. Under floating-price contracts, electric power revenues are recognized when capacity is provided or energy is delivered.

For its nonregulated business of supplying energy, management, and consulting services to retail and wholesale customers, Integrys Energy Services accrues revenues in the month that energy is delivered and/or services are rendered. Revenues related to derivative instruments classified as trading are reported net of related cost of sales for all periods presented.

(f) ***Inventories***—Inventories consist of natural gas in storage and fossil fuels, including coal. Average cost is used to value fossil fuels and natural gas in storage for our regulated segments. Inventories at Integrys Energy Services are valued at the lower of cost or market unless hedged pursuant to a fair value hedge, in which case inventory is marked to the spot rate.

(g) ***Risk Management Activities***—As part of our regular operations, Integrys Energy Group enters into contracts, including options, swaps, futures, forwards, and other contractual commitments, to manage market risks such as changes in commodity prices and interest rates.

Integrys Energy Group accounts for its derivative contracts in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended and interpreted. SFAS No. 133 establishes accounting and financial reporting standards for derivative instruments and requires, in part, that we recognize certain derivative instruments on the balance sheet as assets or liabilities at their fair value. Subsequent changes in fair value of the derivatives are recorded currently in earnings unless certain hedge accounting criteria are met. If the derivatives qualify for regulatory deferral subject to the provisions of SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation," the derivatives are marked to fair value pursuant to SFAS No. 133 and are offset with a corresponding regulatory asset or liability.

Integrys Energy Group classifies mark-to-market gains and losses on derivative instruments not qualifying for hedge accounting or regulatory deferral as a component of revenues.

(h) ***Emission Allowances***—Integrys Energy Services accounts for emission allowances as an intangible asset, with cash inflows and outflows related to purchases and sales of emission allowances recorded as investing activities in the Consolidated Statements of Cash Flows. Integrys Energy Services uses the guidance in SFAS No. 144, "Accounting for the Impairment and Disposal of Long-Lived Assets," to test allowances for impairment. The utilities generally do not purchase or sell emission allowances, but account for allowances as inventory. Emission allowances granted to WPSC are recorded at zero cost and, thus, no charge results when zero cost allowances are utilized in operating the utilities' generation plants.

(i) ***Property, Plant, and Equipment***—Utility plant is stated at the original cost of construction including an allowance for funds used during construction. The cost of renewals and betterments of units of property (as distinguished from minor items of property) is capitalized as an addition to the utility plant accounts. Except for land, no gain or loss is recognized in connection with ordinary retirements of utility property units. Maintenance, repair, replacement, and renewal costs associated with items not qualifying as units of property are considered operating expenses. The utility charges the cost of units of property retired, sold, or otherwise disposed of, less salvage, to the accumulated provision for depreciation. The cost of removal associated with the retirement is charged to a regulatory liability.

We record straight-line depreciation expense over the estimated useful life of utility property and include amounts for estimated removal and salvage. The PSCW approved new depreciation rates for WPSC effective January 1, 2005, which have not had a material impact on annual depreciation expense. Depreciation rates for UPPCO were approved by the MPSC effective January 1, 2002. Depreciation rates for MGUC and MERC were approved by the MPSC and MPUC effective April 1, 2006, and July 1, 2006, respectively. Annual utility composite depreciation rates are shown below.

Annual Utility Composite Depreciation Rates	2006	2005	2004
WPSC – Electric	**3.36%**	3.65%	3.65%
WPSC – Natural Gas	**3.57%**	3.61%	3.65%
UPPCO	**2.90%**	2.85%	2.84%
MGUC [(1)]	**2.06%**	–	–
MERC [(2)]	**1.76%**	–	–

[(1)] Composite depreciation rate for 9 months of the year.

[(2)] Composite depreciation rate for 6 months of the year.

Interest capitalization is applied to nonutility property during construction, and gain and loss recognition occurs in connection with retirements. Currently, nonutility property at WPSC and UPPCO consists primarily of land.

Nonregulated plant is stated at cost, which includes capitalized interest, or estimated fair value at the time of acquisition. The costs of renewals, betterments, and major overhauls are capitalized as an addition to plant. The gains or losses associated with ordinary retirements are recorded in the period of retirement. Maintenance, repair, and minor replacement costs are expensed as incurred.

Most of the nonregulated subsidiaries compute depreciation using the straight-line method over the following estimated useful lives:

Structures and improvements	15 to 40 years
Office and plant equipment	5 to 40 years
Office furniture and fixtures	3 to 10 years
Vehicles	5 years
Computer equipment	3 to 8 years
Leasehold improvements	Shorter of: life of the lease or life of the asset

The Combined Locks Energy Center uses the units of production depreciation method for selected components of equipment having defined lives stated in terms of hours of production.

Integrys Energy Group capitalizes certain costs related to software developed or obtained for internal use and amortizes those costs to operating expense over the estimated useful life of the related software, which is usually three to eight years.

(j) ***Capitalized Interest and Allowance for Funds Used During Construction***—Our nonregulated subsidiaries capitalize interest for construction projects, while our utilities use an allowance for funds used during construction (AFUDC) calculation, which includes both a debt and an equity component as required by regulatory accounting.

Approximately 50% of WPSC's retail jurisdictional construction work-in-progress expenditures are subject to AFUDC, except on specific projects approved by the PSCW. For 2006, WPSC's AFUDC retail rate was 8.82%. A current return for construction funds related to Weston 4 is being recovered in rates as incurred.

WPSC's construction work-in-progress AFUDC debt and equity percentage formula for the wholesale jurisdiction is specified in the FERC's Uniform System of Accounts. The 2006 average AFUDC wholesale rate was 8.14%.

WPSC's allowance for equity funds used during construction for 2006, 2005, and 2004 was $0.6 million, $1.5 million, and $2.0 million, respectively. WPSC's allowance for borrowed funds used during construction for 2006, 2005, and 2004 was $0.2 million, $0.4 million, and $0.7 million, respectively.

UPPCO did not record AFUDC for 2006, 2005, or 2004, as UPPCO did not have significant construction projects during these years. In addition, MGUC and MERC did not record AFUDC for 2006 because they did not have any significant construction projects during the year.

Our nonregulated subsidiaries calculate capitalized interest on long-term construction projects for periods during which financing is provided by Integrys Energy Group through interim debt. The interest rate capitalized is based upon the monthly short-term borrowing rate Integrys Energy Group incurs for such funds. The amount of interest capitalized during 2006, 2005, and 2004 was not significant.

(k) ***Asset Impairment***—We review the recoverability of long-lived tangible and intangible assets in accordance with SFAS No. 144. This Statement requires review of assets when circumstances indicate that the carrying amount may not be recoverable. The carrying amount of assets held and used is not recoverable if it exceeds the undiscounted sum of cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset's carrying value over its fair value. The carrying value of assets held for sale is not recoverable if it exceeds the fair value less cost to sell the asset. An impairment charge is recorded for any excess of the carrying value over the fair value less cost to sell. If events or circumstances indicate the carrying value of investments accounted for under the equity method of accounting may not be recoverable, potential impairment is assessed by comparing the fair value of these investments to their carrying values as well as assessing if a decline in fair value is temporary. If an impairment is indicated, a charge is recognized equal to the amount the carrying value exceeds the investment's fair value. Impairment charges are recorded if the carrying value of such assets exceeds the future anticipated cash flows. See Note 4, *"Discontinued Operations,"* for information related to the impairment charge recorded at Sunbury in 2005.

(l) ***Regulatory Assets and Liabilities***—WPSC, UPPCO, MGUC, and MERC are subject to the provisions of SFAS No. 71. Regulatory assets represent probable future revenue associated with certain incurred costs that will be recovered from customers through the ratemaking process. Regulatory liabilities represent amounts that are refundable in future customer rates. Based on a current evaluation of the various factors and conditions that are expected to impact future cost recovery, we believe that future recovery of our regulatory assets is probable. If at any reporting date a previously recorded regulatory asset is no longer probable of recovery, the regulatory asset is reduced to the amount considered probable of recovery with the reduction charged to current expense.

(m) ***Goodwill and Other Intangible Assets***—In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill and other assets with indefinite lives are not amortized, but are subject to annual impairment tests. WPSC performs its impairment test during the second quarter of each year, while Integrys Energy Services performs its impairment test annually during the third quarter. Impairment tests were performed at the time of acquisition for both MGUC and MERC. Going forward, MGUC and MERC will perform annual impairment tests during the second quarter. The impairment tests are updated whenever events or changes in circumstances indicate that the assets might be impaired. Based upon the results of testing, no impairments were noted in 2006, 2005, or 2004.

Other intangible assets with definite lives consist primarily of emission allowances and customer related intangible assets, and have weighted-average amortization periods of approximately five years. For more information on Integrys Energy Group's intangible assets, see Note 11, *"Goodwill and Other Intangible Assets."*

(n) ***Retirement of Debt***—Premiums, discounts, and expenses incurred with the issuance of outstanding long-term debt are amortized over the terms of the debt issues. Any call premiums or unamortized expenses associated with refinancing higher-cost debt obligations used to finance regulated assets and operations are amortized consistent with regulatory treatment of those items, where appropriate.

(o) ***Research and Development***—Electric research and development expenditures for WPSC totaled $0.3 million, $0.7 million, and $0.7 million, in 2006, 2005, and 2004, respectively. No other research and development expenditures were significant.

(p) ***Asset Retirement Obligations***—Integrys Energy Group applies SFAS No. 143, "Accounting for Asset Retirement Obligations." Under this accounting standard, Integrys Energy Group recognizes, at fair value, legal obligations associated with the retirement of tangible long-lived assets that resulted from the acquisition, construction or development, and/or normal operation of the assets. The asset retirement obligations are accreted using a credit-adjusted risk-free interest rate commensurate with the expected settlement dates of the asset retirement obligations. The associated retirement costs are capitalized as part of the related long-lived assets and are depreciated over the useful lives of the assets.

Integrys Energy Group adopted Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," as of December 31, 2005. Interpretation No. 47 clarifies that conditional asset retirement obligations are within the scope of SFAS No. 143. Therefore, a liability must be recorded for these obligations as long as the fair value can be reasonably estimated, even if the timing or method of settling the obligation is unknown. Asset retirement obligations included within the scope of Interpretation No. 47 are calculated and recorded utilizing the methodology in SFAS No. 143. See Note 1(u), *"Cumulative Effect of Change in Accounting Principles,"* and Note 15, *"Asset Retirement Obligations,"* for additional information regarding SFAS No. 143 and Interpretation No. 47.

(q) ***Income Taxes***—We account for income taxes using the liability method as prescribed by SFAS No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes have been recorded using currently enacted tax rates for the differences between the tax basis of assets and liabilities and the basis reported in the financial statements. Due to the effects of regulation on WPSC, UPPCO, MGUC, and MERC, certain adjustments made to defer income taxes are, in turn, recorded as regulatory assets or liabilities.

Investment tax credits, which have been used to reduce our federal income taxes payable, have been deferred for financial reporting purposes. These deferred investment tax credits are being amortized over the useful lives of the property to which they relate.

Integrys Energy Group files a consolidated United States income tax return that includes domestic subsidiaries of which its ownership is 80% or more. Integrys Energy Group and its consolidated subsidiaries are parties to a tax allocation arrangement under which each entity determines its income tax provision on a stand-alone basis. In several states, combined or consolidated filing is required for certain members of the Integrys Energy Group doing business in that state. The tax allocation arrangement equitably allocates the state taxes associated with these combined or consolidated filings.

Integrys Energy Group and its subsidiaries have routinely been subject to examination by various taxing jurisdictions, including the Internal Revenue Service (IRS), Wisconsin Department of Revenue, and other state and local taxing jurisdictions. At any given time there might be several of these audits open covering multiple tax years. Management has not been informed by any taxing jurisdictions of any material adjustment to any filed or proposed tax position as a result of the on-going examinations, except as described below. The following jurisdictions are currently under audit: Integrys Energy Group and consolidated subsidiaries - Federal 2005; WPSC - Wisconsin 1996 through 2000; Integrys Energy Services of Canada Corp. - Quebec 2002 through 2004; WPS Power Development - Oregon 1998 through 2001; WPS Canada Generation, Inc. - Canada 2003 and 2004 transfer pricing.

(r) ***Taxes Other Than Income***—Integrys Energy Group presents revenue net of pass-through taxes on the Consolidated Statements of Income.

(s) ***Guarantees***—Financial Accounting Standards Board (FASB) Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others," requires that the guarantor recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. See Note 18, *"Guarantees,"* for additional information on Interpretation No. 45.

(t) ***Stock-Based Employee Compensation***—Integrys Energy Group has stock-based employee compensation plans, which are described more fully in Note 22, *"Stock-Based Compensation."* Prior to January 1, 2006, Integrys Energy Group accounted for these plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, Integrys Energy Group provided pro forma disclosure amounts in accordance with SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," as if the fair value method defined by SFAS No. 123, "Accounting for Stock-Based Compensation," had been applied.

The following table illustrates the effect on income available for common shareholders and earnings per share if Integrys Energy Group had applied the fair value recognition provisions of SFAS No. 123:

(Millions, except per share amounts)	2005	2004
Income available for common shareholders		
As reported	$157.4	$139.7
Add: Stock-based compensation expense using the intrinsic value method – net of tax	2.0	1.4
Deduct: Stock-based compensation expense using the fair value method – net of tax	(1.9)	(1.1)
Pro forma	$157.5	$140.0
Basic earnings per common share		
As reported	$4.11	$3.74
Pro forma	4.11	3.74
Diluted earnings per common share		
As reported	$4.07	$3.72
Pro forma	4.07	3.72

Effective January 1, 2006, Integrys Energy Group adopted the fair value recognition provisions of SFAS No. 123R, "Share-Based Payment," using the modified prospective transition method. Under this transition method, prior periods' results are not restated. Stock-based compensation cost for 2006 includes compensation cost for all stock-based compensation awards granted prior to, but not yet fully vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, adjusted for estimated future forfeitures. The fair values of stock-based compensation awards granted after January 1, 2006, were estimated in accordance with the provisions of SFAS No. 123R. There was no material cumulative effect of a change in accounting principle recorded upon adoption of SFAS No. 123R. The implementation of SFAS No. 123R had an immaterial impact on cash flows from operations and cash flows from financing activities.

(u) ***Cumulative Effect of Change in Accounting Principles***—The adoption of Interpretation No. 47 on December 31, 2005, resulted in a $1.6 million after-tax cumulative effect of change in accounting principle, decreasing income available for common shareholders, related to recording a liability for asbestos remediation at certain of Integrys Energy Services' generation plants. Approximately $1.4 million of the after-tax cumulative effect of change in accounting principle recorded in 2005 related to Sunbury. For more information on Sunbury, see Note 4, *"Discontinued Operations."* For the utility segments of Integrys Energy

Group, we concluded it was probable that any differences between expenses under Interpretation No. 47 and expenses currently recovered through customer rates will be recoverable or refundable in future customer rates. Accordingly, the adoption of Interpretation No. 47 had no impact on the utility segments' income, as its effect is offset by the establishment of regulatory assets or liabilities pursuant to SFAS No. 71.

(v) ***Reclassifications***—We reclassified certain prior year financial statement amounts to conform to the current year presentation. Except for those reclassifications recorded to report assets and liabilities as held for sale and results of operations and cash flows as discontinued, no reclassifications made to the prior year financial statements were material.

(w) ***New Accounting Pronouncements***—In June 2006, the FASB ratified the consensus reached by the EITF on Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)." The Issue applies to taxes directly imposed on revenue-producing transactions and excludes from its scope taxes assessed on an entity's activities over time, such as gross receipts taxes. Issue No. 06-3 concludes that the presentation of taxes on either a gross (i.e., included in revenues and costs) or net (i.e., excluded from revenues) basis is an accounting policy decision. It does not require an entity to reevaluate its existing classification policies related to these taxes, but it does require additional disclosures regarding which presentation is selected. In addition, for any such taxes that are reported on a gross basis, the guidance requires an entity to disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented. Issue No. 06-3 is effective January 1, 2007, for Integrys Energy Group. We do not expect this guidance to have a significant impact on our financial statements.

In July 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes," to provide guidance on how to reflect uncertain tax positions in an enterprise's financial statements. The Interpretation applies to all tax positions and will affect all circumstances in which an entity is uncertain as to whether a tax position will ultimately be sustained as filed in its tax return. In order to recognize a tax benefit in the financial statements, an entity must determine that it is "more likely than not" that the tax benefit will be realized. The amount of the tax benefit to be recognized is the largest amount that is greater than 50% likely to be realized upon ultimate settlement with the taxing authority. The Interpretation is effective for Integrys Energy Group on January 1, 2007. We do not expect the implementation of Interpretation No. 48 to have a significant impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, establishes a framework for measuring fair value under generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS No. 157 emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and states that a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. The Standard eliminates the current requirement for deferring "day one" gains on energy contracts that are not evidenced by quoted market prices or other current market transactions. The standard will be effective for Integrys Energy Group beginning January 1, 2008. We are currently evaluating the impact that SFAS No. 157 will have on our financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This standard permits entities to choose to measure many financial instruments and certain other items at fair value, following the provisions of SFAS No. 157. Included within the scope of the standard are all recognized financial assets and financial liabilities, except consolidated investments, consolidated interests in a variable interest entity, obligations for pension and certain other benefits, leases, and financial instruments that are classified as a component of shareholder's equity. Also included in the scope of the standard are firm commitments that would otherwise not be recognized at inception and that involve only financial instruments, nonfinancial insurance contracts and warranties that the insurer can settle by paying a third party to provide those goods or services, and host financial instruments resulting from separation of an embedded nonfinancial derivative instrument from a nonfinancial hybrid instrument. SFAS No. 159 is effective for Integrys Energy Group beginning January 1, 2008. We are currently evaluating the impact that SFAS No. 159 will have on our financial statements.

NOTE 2—FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument for which it is practicable to estimate such value:

Cash, restricted cash, accounts receivable, accounts payable, notes payable, and outstanding commercial paper: The carrying amount approximates fair value due to the short maturity of these investments and obligations.

Long-term debt and preferred stock: The fair values of long-term debt and preferred stock are estimated based on the quoted market price for the same or similar issues or on the current rates offered to Integrys Energy Group for debt of the same remaining maturity.

Risk management activities: Assets and liabilities from risk management activities are recorded at fair value in accordance with SFAS No. 133.

The estimated fair values of our financial instruments as of December 31 were:

	2006		2005	
(Millions)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Cash and cash equivalents	$ 23.2	$ 23.2	$ 27.7	$ 27.7
Restricted cash	22.0	22.0	–	–
Accounts receivable	1,037.3	1,037.3	1,005.6	1,005.6
Accounts payable	1,010.4	1,010.4	1,078.9	1,078.9
Notes payable	160.0	160.0	10.0	10.0
Commercial paper	562.8	562.8	254.8	254.8
Long-term debt	1,315.9	1,323.1	872.9	901.7
Preferred stock	51.1	48.8	51.1	49.0
Risk management activities – net	110.4	110.4	91.7	91.7

NOTE 3—RISK MANAGEMENT ACTIVITIES

The following table shows Integrys Energy Group's assets and liabilities from risk management activities as of December 31, 2006, and 2005:

	Assets		Liabilities	
(Millions)	2006	2005	2006	2005
Utility Segments				
Commodity contracts	**$ 5.9**	$ 22.0	**$ 12.1**	$ –
Financial transmission rights	**14.3**	14.5	**2.0**	1.8
Nonregulated Segments				
Commodity and foreign currency contracts	**1,237.7**	1,058.6	**1,195.4**	971.7
Fair value hedges – commodity contracts	**11.0**	4.2	**0.3**	12.9
Cash flow hedges				
Commodity contracts	**107.9**	33.6	**53.3**	50.1
Interest rate swaps	**–**	–	**3.3**	4.7
Total	**$1,376.8**	$1,132.9	**$1,266.4**	$1,041.2
Balance Sheet Presentation				
Current	**$1,068.6**	$ 906.4	**$1,001.7**	$ 852.8
Long-term	**308.2**	226.5	**264.7**	188.4
Total	**$1,376.8**	$1,132.9	**$1,266.4**	$1,041.2

Assets and liabilities from risk management activities are classified as current or long-term based upon the maturities of the underlying contracts.

Utility Segments

The derivatives listed in the above table as "Commodity contracts" include a limited number of electric and natural gas purchase contracts as well as financial derivative contracts (NYMEX futures and options) used by both the electric and natural gas utility segments to mitigate the market price volatility of natural gas. The electric utility segment also uses financial instruments to manage transmission congestion costs, which are shown in the above table as "Financial transmission rights."

The following table shows WPSC's assets and liabilities from risk management activities as of December 31, 2006, and 2005:

	Assets		Liabilities	
(Millions)	2006	2005	2006	2005
WPSC				
Commodity contracts	**$ 3.8**	$22.0	**$10.2**	$ –
Financial transmission rights	**13.7**	13.6	**2.0**	1.7
Total	**$17.5**	$35.6	**$12.2**	$1.7
Balance Sheet Presentation				
Current	**$17.5**	$29.3	**$11.3**	$1.7
Long-term	**–**	6.3	**0.9**	–
Total	**$17.5**	$35.6	**$12.2**	$1.7

Derivative instruments at the utilities are entered into in accordance with the terms of the risk management policies and plans approved by the respective regulatory bodies. Changes in the fair value of derivative instruments are recognized as regulatory assets or liabilities as our regulators have allowed deferral of the mark-to-market effects of derivative instruments at the utilities. Thus, management believes any gains or losses resulting from the eventual settlement of these derivative instruments will be collected from or refunded to customers.

Nonregulated Segments

The derivatives in the nonregulated segments not designated as hedges under generally accepted accounting principles are primarily commodity contracts used to manage price risk associated with natural gas and electric energy purchase and sale activities, and foreign currency contracts used to manage foreign currency exposure related to Integrys Energy Services' Canadian operations. In addition, Integrys Energy Services entered into a series of derivative contracts (options) covering a specified number of barrels of oil in order to manage exposure to the risk of an increase in oil prices that could result in a phase-out of Section 29/45K federal tax credits from Integrys Energy Services' investment in a synthetic fuel production facility for 2007. See Note 1(q), *"Income Taxes,"* and Note 17, *"Commitments and Contingencies,"* for more information. Changes in the fair value of non-hedge derivatives are recognized currently in earnings.

Our nonregulated segments also enter into derivative contracts that are designated as either fair value or cash flow hedges. Fair value hedges are used to mitigate the risk of changes in the price of natural gas held in storage. The changes in the fair value of these hedges are recognized currently in earnings, as are the changes in fair value of the hedged items. Fair value hedge ineffectiveness recorded in nonregulated revenue on the Consolidated Statements of Income was a pre-tax gain of $3.7 million in 2006, a pre-tax loss of $2.5 million in 2005, and was not significant in 2004. Changes in the difference between the spot and forward prices of natural gas were excluded from the assessment of hedge effectiveness and reported directly in nonregulated revenue. During 2006, the amount excluded was not significant. During 2005, the amount excluded was a pre-tax loss of $5.2 million. During 2004, the amount excluded was a pre-tax gain of $2.0 million.

Commodity contracts that are designated as cash flow hedges extend through March 2011 and are used to mitigate the risk of cash flow variability associated with the future purchases and sales of natural gas and electricity. To the extent they are effective, the changes in the values of these contracts are included in other comprehensive income, net of taxes. Cash flow hedge ineffectiveness recorded in nonregulated revenue on the Consolidated Statements of Income related to commodity contracts was a pre-tax gain of $8.6 million in 2006, a pre-tax loss of $2.6 million in 2005, and was not significant in 2004. When testing for effectiveness, no portion of the derivative instruments was excluded. Amounts recorded in other comprehensive income related to these cash flow hedges will be recognized in earnings as the related contracts are settled or if it is probable that the hedged transaction will not occur. During 2006, 2005, and 2004, we reclassified pre-tax gains of $2.1 million, $5.2 million, and $3.2 million, respectively, from other comprehensive income into earnings as a result of the discontinuance of cash flow hedge accounting for certain hedge transactions. In the next 12 months, subject to changes in market prices of natural gas and electricity, we expect that a pre-tax gain of $17.0 million will be recognized in earnings as contracts are settled. We expect this amount to be substantially offset by settlement of the related nonderivative contracts that are being hedged.

In the second quarter of 2005, a variable rate non-recourse debt instrument used to finance the purchase of Sunbury was restructured to an Integrys Energy Group variable rate obligation. An interest rate swap used to fix the interest rate on the Sunbury non-recourse debt was previously designated as a cash flow hedge. As a result of the debt restructuring, the hedged transaction was probable of not occurring. Subsequent to the restructuring, the interest rate swap was re-designated as a cash flow hedge, along with an additional interest rate swap, to fix the interest rate on the Integrys Energy Group obligation. Since the redesignation of these contracts as cash flow hedges, the changes in the fair value of the effective portion of these swaps are included in other comprehensive income, net of deferred taxes, while the changes related to the ineffective portion are recorded in earnings. During the years ended December 31, 2006, and 2005, cash flow hedge ineffectiveness recorded in earnings related to these swaps was not significant. Amounts recorded in other comprehensive income related to these swaps will be recognized as a component of interest expense as the interest becomes due. In the next 12 months, we expect to recognize a $0.8 million pre-tax reduction to interest expense related to these swaps, assuming interest rates comparable to those at December 31, 2006. We did not exclude any component of the derivative instruments' change in fair value from the assessment of hedge effectiveness.

In the first quarter of 2006, Integrys Energy Group entered into a forward-starting interest rate swap with a notional amount of $200 million to hedge a portion of the interest rate risk associated with the planned issuance of fixed-rate, long-term debt securities in 2006. The swap had a ten-year term beginning in August 2006 and a mandatory early termination date of August 31, 2006. The swap was used to protect against the risk of changes in future interest payments resulting from changes in benchmark rates between the date of hedge inception and the earlier of the date of the debt issuance or the date of the swap termination. The swap was designated as a cash flow hedge, and changes in its fair value were recorded through other comprehensive income, net of taxes. In the third quarter of 2006, the issuance of the related debt securities was delayed, and it became probable that the first forecasted interest payment would not occur within the specified time period. Integrys Energy Group terminated the original swap and entered into a new swap with a ten-year term beginning in December 2006. Integrys Energy Group reclassified a pre-tax $0.4 million gain from other comprehensive income to interest expense related to the original swap.

The second swap also qualified for cash flow hedge treatment. As a result, changes in the fair value of the swap were recorded in other comprehensive income, net of taxes. In November 2006, the second swap was terminated in conjunction with the issuance of the related debt securities. Cash flow hedge ineffectiveness recorded in earnings related to the swap was not significant for the year ended December 31, 2006. Amounts remaining in accumulated other comprehensive income are being reclassified to interest expense over a ten-year period beginning in December 2006 to correspond with the first ten years of interest on the related debt.

NOTE 4—DISCONTINUED OPERATIONS

WPS Niagara Generation, LLC

In January 2007, Integrys Energy Services completed the sale of WPS Niagara Generation, LLC, which owned a 50-megawatt merchant generation facility located near Niagara Falls, New York, for approximately $31 million, subject to post closing adjustments. The pre-tax gain recorded in the first quarter of 2007 was approximately $25 million, approximately $15 million after-tax, and will be included as a component of discontinued operations in the first quarter of 2007. This facility sold power on a wholesale basis when market conditions were economically favorable. Integrys Energy Services had received an unsolicited offer to purchase the facility and believed the price being offered was above the value Integrys Energy Services would realize from continued ownership of the facility.

At December 31, 2006, and 2005, the assets and liabilities associated with Niagara that were transferred in the sale have been classified as held for sale in accordance with SFAS No. 144. No adjustments to write down the Niagara assets were required during the year ended December 31, 2006, and 2005. The major classes of assets held for sale at December 31, 2006, and 2005 for Niagara were as follows:

(Millions)	2006	2005
Inventories	**$0.4**	$0.4
Property, plant, and equipment, net	**4.6**	4.1
Other assets	**1.1**	1.0
Total assets held for sale	**$6.1**	$5.5

A summary of the components of discontinued operations recorded in the Consolidated Statements of Income related to Niagara for the year ended December 31 were as follows:

(Millions)	2006	2005	2004
Nonregulated revenue	**$19.3**	$21.8	$14.5
Operating expenses			
Nonregulated cost of fuel, natural gas, and purchased power	**12.9**	12.2	10.0
Operating and maintenance expense	**5.3**	4.9	4.6
Depreciation expense	**0.4**	0.3	0.2
Taxes other than income	**0.3**	0.2	0.3
Miscellaneous income (expense)	**0.2**	–	(0.2)
Income (loss) before taxes	**0.6**	4.2	(0.8)
Income tax provision (benefit)	**0.2**	1.8	(0.4)
Discontinued operations, net of tax	**$ 0.4**	$ 2.4	$ (0.4)

Sunbury Generation, LLC

In July 2006, Integrys Energy Services completed the sale of Sunbury Generation, LLC to Corona Power, LLC. Sunbury Generation's primary asset was the Sunbury generation plant located in Pennsylvania. The gross proceeds received in the transaction were $33.6 million and the pre-tax gain recorded in 2006 was $20.2 million ($12.5 million after taxes). In conjunction with the sale, the company also anticipates accelerating approximately $13 million in cash tax benefits that will be realized within the next few years, with the timing subject to the use of alternative minimum tax credits. This facility sold power on a wholesale basis when market conditions were economically favorable. Integrys Energy Services had been evaluating Sunbury's future since 2004, after an agreement to sell Sunbury was terminated. The sale of Sunbury allows Integrys Energy Services to better focus on its existing competitive energy business, while continuing to evaluate other strategic opportunities to add to and optimize the value of its generation fleet.

The assets and liabilities associated with Sunbury that were transferred to Corona Power, LLC have been classified as held for sale in accordance with SFAS No. 144. The major classes of assets and liabilities related to Sunbury classified as held for sale at December 31, 2005, were as follows:

(Millions)	
Inventories	$ 6.6
Other current assets	5.0
Property, plant, and equipment, net	1.3
Other assets (includes emission credits)	1.9
Assets held for sale	$14.8
Other current liabilities	$ 1.0
Asset retirement obligations	5.6
Liabilities held for sale	$ 6.6

A summary of the components of discontinued operations recorded in the Consolidated Statements of Income for the years ended December 31 related to Sunbury were as follows:

(Millions)	2006	2005	2004
Nonregulated revenue	$69.2	$115.4	$ 60.2
Nonregulated cost of fuel, natural gas, and purchased power	61.6	68.7	56.1
Operating and maintenance expense	17.9	27.5	24.4
Gain on Sunbury sale	(20.2)	–	–
Depreciation and decommissioning expense	0.3	0.2	–
Gain on sale of emission allowances	–	(86.8)	–
Impairment loss	–	80.6	–
Taxes other than income	0.3	0.4	–
Miscellaneous income	–	–	4.3
Interest expense	–	(10.4)	(5.7)
Income (loss) before taxes	9.3	14.4	(21.7)
Income tax provision (benefit)	2.4	5.3	(8.3)
Discontinued operations, net of tax	$ 6.9	$ 9.1	$(13.4)

The after-tax gain from the sale of Sunbury included in discontinued operations for the year ended December 31, 2006, was $12.5 million and is reflected in the table above. Interest recorded for the year ended December 31, 2006, was not significant. For the year ended December 31, 2005, interest expense of $9.1 million was recognized related to the termination of an interest rate swap pertaining to Sunbury's non-recourse debt obligation in addition to the recognition of interest expense on the non-recourse debt prior to the restructuring of this debt in the second quarter of 2005. The restructuring of the Sunbury debt to an Integrys Energy Group obligation in June 2005 triggered the recognition of interest expense equivalent to the mark-to-market value of the swap at the date of restructuring. Other than the interest expense related to the interest rate swap, interest expense in the table on the left represented the non-recourse loans directly related to Sunbury. During 2005 and 2004, cash paid for interest associated with the non-recourse debt related to Sunbury was $4.1 million and $5.4 million, respectively.

NOTE 5—PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment in service at December 31 consists of the following utility, nonutility, and nonregulated assets:

(Millions)	2006	2005
Electric utility	$2,181.7	$2,108.3
Natural gas utility	1,129.6	548.5
Total utility plant	3,311.3	2,656.8
Less: Accumulated depreciation	1,366.2	1,054.7
Net	1,945.1	1,602.1
Construction in progress	444.9	286.6
Net utility plant	2,390.0	1,888.7
Nonutility plant	21.0	19.9
Less: Accumulated depreciation	6.5	5.9
Net nonutility plant	14.5	14.0
Electric nonregulated	161.0	160.7
Natural gas nonregulated	1.1	6.7
Other nonregulated	21.9	20.1
Total nonregulated property, plant, and equipment	184.0	187.5
Less: Accumulated depreciation	53.7	46.2
Net nonregulated property, plant, and equipment	130.3	141.3
Total property, plant, and equipment	$2,534.8	$2,044.0

The increase in the natural gas utility assets in 2006 is due to MGUC and MERC's acquisition of natural gas distribution operations in Michigan and Minnesota. See Note 6, *"Acquisitions and Sales of Assets"* for more information. The increase in construction in progress in 2006 is mainly due to the construction of Weston 4. The above table does not include net electric nonregulated property, plant, and equipment of $4.6 million classified as held for sale at December 31, 2006.

NOTE 6—ACQUISITIONS AND SALES OF ASSETS

Merger with Peoples Energy Corporation

On February 21, 2007, the previously announced merger with Peoples Energy Corporation was consummated. In connection with the merger, the company changed its name from WPS Resources Corporation to Integrys Energy Group, Inc. The merger will be accounted for under the purchase method of accounting with Integrys Energy Group treated as the acquirer. Pursuant to the merger, shareholders of Peoples Energy will receive 0.825 shares of WPS Resources common stock, $1 par value, for each share of Peoples Energy common stock, no par value, that they held immediately prior to the merger. The estimated total purchase price of the merger is approximately $1.6 billion.

On February 7, 2007, the Illinois Commerce Commission approved the merger by accepting an agreed upon settlement among the parties to the merger case. The order included Conditions of Approval regarding commitments by the applicants to provide certain reports, perform studies of the Peoples Gas system, promote and hire a limited number of union employees in specific areas, make no reorganization-related layoffs or position reductions within the Peoples Gas union workforce, maintain Peoples Gas and North Shore Gas' operation and maintenance and capital budgets at recent levels, file a plan for formation and implementation of a services company, accept certain limits on the merger-related costs that can be recovered from ratepayers, and not seek cost recovery for any increase in deferred tax assets that may result from the tax treatment of the Peoples Gas and North Shore Gas storage gas inventory in connection with closing the merger. The Conditions of Approval also include commitments by the company with respect to the upcoming rate cases of Peoples Gas and North Shore Gas. These are the inclusion of merger synergy savings of $13.1 million in the proposed test year, the recovery of $7.0 million of the merger-related costs in the test year (reflecting recovery of $35.0 million of costs over 5 years), proposing a $7.5 million energy efficiency program, which will be contingent on receiving cost recovery in the rate case orders, and filing certain changes to the small volume transportation service programs. Finally, the order provides authority for Peoples Gas and North Shore Gas to record a regulatory asset for up to $44.9 million of merger costs that may be recovered from ratepayers.

The PSCW approved the merger as of February 16, 2007. The merger approval order contains several conditions. One condition is that WPSC will not have a base rate increase prior to January 1, 2009. Under this condition, WPSC will be allowed to adjust rates effective January 1, 2008, for changes in fuel costs due to changes in the NYMEX natural gas futures prices, coal prices, and transportation costs for coal. While WPSC had asked for authority to also adjust rates effective January 1, 2008, for the change in transmission costs from 2007 to 2008, the PSCW did not provide that authority in this order. Other conditions imposed in the order include no recovery of transaction costs, recovery of transition costs in 2009 and later years limited to the verified synergy savings in those years, a requirement that WPSC seek approval for the formation of a services company within 120 days of the closing of the merger, WPSC holding ratepayers harmless from any increase in interest costs due to the merger, and WPSC not paying a dividend greater than 103% of the prior year's dividend.

Peoples Energy is a diversified energy company consisting of three primary business segments: natural gas distribution, oil and natural gas production, and energy marketing. The regulated business of Peoples Energy (the natural gas distribution business segment), stores, distributes, sells, and transports natural gas to about one million customers in the city of Chicago and 54 communities in northeastern Illinois. The nonregulated energy marketing business sells natural gas and power to more than 25,000 customers and provides a portfolio of products to manage energy needs of commercial, industrial, and residential customers. The oil and natural gas production business segment of Peoples Energy acquires, develops, and produces oil and natural gas reserves in selected onshore basins in the United States through direct ownership in oil, natural gas, and mineral leases.

On February 21, 2007, subsequent to the merger with Peoples Energy Corporation, Integrys Energy Group announced its commitment to the sale of Peoples Energy Corporation's oil and natural gas production business. SFAS No. 141, "Business Combinations," states that assets acquired in a business combination that will be sold should be recognized at fair value less costs to sell in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 requires that long-lived assets classified as held for sale be measured at the lower of their carrying amount or fair value, less costs to sell, and to cease depreciation, depletion, and amortization. At the date of merger, the assets and liabilities of the oil and natural gas production business were classified as held for sale and results of operations and related cash flows occurring subsequent to the merger will be reported as discontinued operations. Integrys Energy Group selected a financial advisor for this transaction and anticipates the divestiture to be complete by the end of 2007.

Sale of Kimball Storage Field

In April 2006, Integrys Energy Services sold WPS ESI Gas Storage, LLC, which owned a natural gas storage field located in the Kimball Township, St. Clair County, Michigan. Integrys Energy Services utilized this facility primarily for structured wholesale natural gas transactions as natural gas storage spreads presented arbitrage opportunities. Integrys Energy Services was not actively marketing this facility for sale, but believed the price being offered was above the value it would realize from continued ownership of the facility. Proceeds received in April from the sale of WPS ESI Gas Storage, LLC, and other related assets were $19.9 million, which resulted in a pre-tax gain of $9.0 million in the second quarter of 2006.

Sale of Guardian Pipeline

In April 2006, WPS Investments, LLC, a subsidiary of Integrys Energy Group, completed the sale of its one-third interest in Guardian Pipeline, LLC to Northern Border Partners, LP for $38.5 million. The transaction resulted in the recognition of a pre-tax gain of $6.2 million in the second quarter of 2006.

Purchase of Aquila's Michigan and Minnesota Natural Gas Distribution Operations

Michigan

On April 1, 2006, Integrys Energy Group, through its wholly owned subsidiary MGUC, completed the acquisition of natural gas distribution operations in Michigan from Aquila. The Michigan natural gas assets provide natural gas distribution service in 147 cities and communities primarily throughout Otsego, Grand Haven, and Monroe counties. The assets operate under a cost of service environment and are currently allowed an 11.4% return on equity on a 45% equity component of the regulatory capital structure.

Integrys Energy Group paid total consideration of $344.2 million for the Michigan natural gas distribution operations, which included closing adjustments related primarily to purchased working capital. This transaction is still subject to certain post closing adjustments. The transaction was initially funded with commercial paper borrowings supported by a revolving credit agreement entered into with J.P. Morgan Chase Bank, N.A. and Bank of America, N.A. (see Note 13, *"Short-Term Debt and Lines of Credit,"* for more information on the revolving credit agreement). Permanent financing for the acquisition will include a combination of common equity, long-term debt instruments, and hybrid securities. The transaction was accounted for under the purchase method of accounting. The purchase price ($344.2 million, subject to post closing adjustments) was allocated based on the estimated fair market value of the assets acquired and liabilities assumed. The excess cost of the acquisition over the estimated fair value of the tangible net assets acquired was allocated to identifiable intangible assets with the remainder then allocated to goodwill. The results of operations were included in the accompanying consolidated financial statements since the date of acquisition. The following table shows the preliminary allocation of the purchase price to the assets acquired and liabilities assumed at the date of the acquisition. When the purchase price allocation is finalized, adjustments to goodwill may result.

(Millions)	
Accounts receivable, net	$ 28.4
Accrued unbilled revenues	15.6
Inventories	23.9
Other current assets	3.3
Property, plant, and equipment, net	137.1
Regulatory assets	56.5
Other long-term assets	
Goodwill	122.9
Intangibles – trade name	5.2
Other long-term assets	4.2
Total Assets	397.1
Other current liabilities	6.1
Regulatory liabilities	1.2
Environmental remediation liabilities	24.9
Pension and postretirement benefit obligations	20.5
Other long-term liabilities	0.2
Total Liabilities	52.9
Net assets acquired	$344.2

Minnesota

On July 1, 2006, Integrys Energy Group, through its wholly owned subsidiary, MERC, completed the acquisition of natural gas distribution operations in Minnesota from Aquila. The Minnesota natural gas assets provide natural gas distribution service in 165 cities and communities including Eagan, Rosemount, Rochester, Fairmount, Bemidji, and Cloquet, and Dakota County. The assets operate under a cost of service environment and are currently allowed an 11.71% return on equity on a 50% equity component of the regulatory capital structure.

Integrys Energy Group paid total consideration of $315.9 million for the Minnesota natural gas distribution operations, which included closing adjustments related primarily to purchased working capital. This transaction is still subject to certain post closing adjustments. The transaction was initially funded with commercial paper borrowings supported by a revolving credit agreement entered into with J.P. Morgan Chase Bank, N.A. and Bank of America, N.A. (see Note 13, *"Short-Term Debt and Lines of Credit,"* for more information on the revolving credit agreement). Permanent financing for the acquisition will include a combination of common equity, long-term debt instruments, and hybrid securities. The transaction was accounted for under the purchase method of accounting.

The purchase price was allocated based on the estimated fair market value of the assets acquired and liabilities assumed. The excess cost of the acquisition over the estimated fair value of the tangible net assets acquired is allocated to identifiable intangible assets with the remainder then allocated to goodwill. The results of operations were included in the accompanying consolidated financial statements from the date of acquisition. The fair values set forth below are preliminary and are subject to adjustment as additional information is obtained. The following table shows the preliminary allocation of the purchase price to the assets acquired and liabilities assumed at the date of the acquisition.

(Millions)	
Accounts receivable, net	$ 5.5
Accrued unbilled revenues	3.4
Inventories	6.9
Other current assets	1.9
Property, plant, and equipment, net	157.6
Regulatory assets	15.2
Other long-term assets	
Goodwill	144.6
Customer list - non-utility	5.0
Other long-term assets	2.3
Total Assets	342.4
Other current liabilities	2.5
Regulatory liabilities	4.6
Pension and postretirement benefit obligations	17.1
Other long-term liabilities	2.3
Total Liabilities	26.5
Net assets acquired	$315.9

The following table provides supplemental pro forma results of operations for Integrys Energy Group for the year ended December 31, 2006, and 2005, as if the acquisition of both the Michigan and Minnesota natural gas distribution operations from Aquila had been completed at the beginning of 2006 and 2005, respectively. Pro forma results are presented for informational purposes only, assume commercial paper was used to finance the transaction, and are not necessarily indicative of the actual results that would have resulted had the acquisitions actually occurred on January 1, 2006, and January 1, 2005.

	Pro Forma for the Year Ended December 31	
(Millions, except per share amounts)	2006	2005
Net revenue	$7,162.9	$7,380.5
Income available for common shareholders	$166.1	$167.7
Basic earnings per share	$3.93	$4.38
Diluted earnings per share	$3.92	$4.33

Sale of UPPCO Lands

In December 2005, UPPCO sold a portion of its real estate holdings that were no longer needed for operations for $5.9 million and recognized a pre-tax gain of $5.5 million in 2005. See Note 23, *"Regulatory Environment,"* for details on how the MPSC has agreed to handle UPPCO's land sales.

Dairyland Power Cooperative (DPC)

In November 2005, WPSC and DPC closed a transaction in which DPC acquired a 30% ownership interest in Weston 4. Under terms of the agreement, WPSC received $95.1 million in cash from DPC for its share of the costs through the date of the closing. DPC is remitting payments to WPSC for its 30% share of the remaining costs to complete the construction of Weston 4 and will reimburse WPSC for its share of operating costs after the plant is completed and operational, which is anticipated by June 2008.

Kewaunee

On July 5, 2005, WPSC completed the sale of its 59% ownership interest in Kewaunee to Dominion Energy Kewaunee, LLC, a subsidiary of Dominion Resources, Inc. At the same time, Wisconsin Power and Light Company sold its 41% ownership interest in Kewaunee to Dominion.

WPSC's share of the cash proceeds from the sale was $112.5 million. Dominion received the assets in WPSC's qualified decommissioning trust and assumed responsibility for the eventual decommissioning of Kewaunee. These trust assets had a pre-tax fair value of $243.6 million at closing. The sale of Kewaunee resulted in a loss of $12.5 million, which includes the proceeds from the sale less the net assets sold, adjusted by several additional items. The most significant of these adjustments is the fair value of an indemnity issued to cover certain costs Dominion may incur related to the recent unplanned outage (see Note 18, *"Guarantees,"* for more information). In addition, the adjustments include certain costs related to the termination of the plant operating agreement and withdrawal from Integrys Energy Group's investment in the Nuclear Management Company, which served as the licensed operator of Kewaunee.

As part of the sale, WPSC retained ownership of the assets contained in its nonqualified decommissioning trust. Proceeds received from the liquidation of the nonqualified decommissioning trust were $127.1 million and are being refunded to ratepayers. See Note 23, *"Regulatory Environment,"* for details regarding regulatory treatment of the proceeds received from the nonqualified decommissioning trust and the loss on the sale of Kewaunee.

At the closing date, WPSC's share of the carrying value of the assets and liabilities that were included within the sale agreement, or that were otherwise eliminated pursuant to the sale, were as follows:

(Millions)	July 5, 2005
Qualified decommissioning trust fund	$243.6
Other utility plant, net	165.4
Other current assets	5.5
Total assets	$414.5
Regulatory liabilities	$(72.1)
Accounts payable	2.5
Asset retirement obligations	376.4
Total liabilities	$306.8

Upon the closing of the sale, WPSC entered into a long-term power purchase agreement with Dominion to purchase energy and capacity consistent with volumes available when WPSC owned Kewaunee. The power purchase agreement extends through 2013 when the plant's current operating license will expire. The costs of power under the power purchase agreement approximate the expected costs had WPSC continued to own the plant. Therefore, management believes that the sale of Kewaunee and the related power purchase agreement provide more price certainty for WPSC's customers and reduces WPSC's risk profile. In April 2004, WPSC entered into an exclusivity agreement with Dominion. Under this agreement, if Dominion decides to extend the operating license of Kewaunee, Dominion can negotiate only with WPSC during the exclusivity period for 59% of the plant output under a new power purchase agreement that would extend beyond Kewaunee's current operating license termination date. The exclusivity period started on the closing date of the sale, July 5, 2005, and extends through December 21, 2011, after which Dominion can negotiate with other parties.

Sale of Peshtigo River Lands

On October 5, 2004, WPSC sold at auction 279 acres of Peshtigo River development lands located in Wisconsin for $12.2 million. Under terms of a multi-phase agreement reached with the Wisconsin Department of Natural Resources (WDNR) in 2001 related to lands near the Peshtigo River, the WDNR bought more than 5,000 acres of land for $13.5 million in 2001. In December 2003, WPSC sold an additional 542 acres of land to the WDNR for $6.5 million. WPSC completed the multi-phase agreement with the sale of 179 acres for $5.0 million to the WDNR on December 9, 2004. Following the close of this final phase of the WDNR agreement, WPSC donated an additional 5,176 acres to the state of Wisconsin.

Integrys Energy Services of New York, Inc.

On July 1, 2004, Integrys Energy Services acquired all of the outstanding stock of Integrys Energy Services of New York, a New York based energy-marketing company. On the date of acquisition, Integrys Energy Services of New York served approximately 8,200 residential and commercial customers with a peak load of approximately 275 megawatts. Consideration for the purchase consisted of an initial cash payment for the tangible and intangible net worth of the company and an earn-out with a maximum cap and a declining percentage to the seller.

ECO Coal Pelletization #12

At December 31, 2006, Integrys Energy Services holds a 70% ownership interest in ECO Coal Pelletization #12, LLC, which holds an equity method investment in an entity that produces synthetic fuel for tax credits under Section 29/45K of the Internal Revenue Code.

On December 19, 2002, Integrys Energy Services sold approximately 30% interest in ECO #12 to a third party. The buyer purchased the Class A interest in ECO #12, giving the buyer a preferential allocation of tons of synthetic fuel produced and sold annually. The buyer may be allocated additional tons of synthetic fuel if Integrys Energy Services makes them available, but neither party is obligated beyond the required annual allocation of tons. The buyer's share of operating losses generated from the synthetic fuel operation, $3.8 million, $4.7 million, and $3.4 million, in 2006, 2005, and 2004, respectively, are recorded as minority interest in the Consolidated Statements of Income.

Integrys Energy Services received consideration of $3.0 million cash, as well as a fixed and variable note for this sale transaction. Payments under the variable note are contingent upon the achievement of specified levels of synthetic fuel production by the facility. In conjunction with the sale, Integrys Energy Services agreed to make certain payments to a third-party broker, consisting of an up-front payment of $1.5 million (which was paid at the time of closing), $1.4 million in 2003, $1.9 million in 2004, and $0.5 million in 2005. A deferred gain of $2.3 million, $4.6 million, and $6.9 million was reflected on Integrys Energy Services' balance sheet at December 31, 2006, 2005, and 2004, respectively. This deferred gain represents the present value of future payments under the fixed note and the up-front cash payments net of transaction costs. It does not include an amount for the variable note, which is contingent upon the synthetic fuel production. Payments on the variable note are a function of fuel production and recognized as a component of the gain when received. Pre-tax gains of $6.4 million, $7.1 million, and $7.5 million were recognized as a component of miscellaneous income in 2006, 2005, and 2004, respectively, related to the 2002 transaction. See Note 17, *"Commitments and Contingencies,"* for more information on Integrys Energy Services' investment in the synthetic fuel production facility.

NOTE 7—JOINTLY OWNED UTILITY FACILITIES

WPSC holds an ownership interest in certain jointly owned electric-generating facilities. WPSC is entitled to shares of the generating capability and output of each equal to its respective ownership interest and also pays its ownership share of additional construction costs, fuel inventory purchases, and operating expenses unless specific agreements have been executed to limit certain joint owners' maximum exposure to additional costs. WPSC's share of significant jointly owned electric-generating facilities as of December 31, 2006, is as follows:

(Millions, except for percentages and megawatts)	West Marinette Unit No. 33	Columbia Energy Center	Edgewater Unit No. 4
Ownership	68.0%	31.8%	31.8%
WPSC's share of plant nameplate capacity (megawatts)	56.8	335.2	105.0
Utility plant in service	$18.8	$155.5	$32.6
Accumulated depreciation	$ 9.0	$ 94.1	$20.1
In-service date	1993	1975 and 1978	1969

WPSC's share of direct expenses for these plants is included in the corresponding operating expenses in the Consolidated Statements of Income. WPSC has supplied its own financing for all jointly owned projects.

NOTE 8—NUCLEAR DECOMMISSIONING TRUST

In conjunction with the sale of Kewaunee in July 2005 (see Note 6, *"Acquisitions and Sales of Assets,"* for details regarding the sale of Kewaunee), the qualified decommissioning trust assets were transferred to Dominion and WPSC liquidated the assets contained in the nonqualified decommissioning trust. Proceeds received from the liquidation of the nonqualified decommissioning trust are being refunded to ratepayers. See Note 23, *"Regulatory Environment,"* for details regarding regulatory treatment of the proceeds received from the nonqualified decommissioning trust.

Decommissioning costs collected in customer rates and charges for realized earnings from the trusts were included in depreciation expense. Realized after-tax trust earnings totaled $41.0 million in 2005 as the trust assets were liquidated due to the sale of Kewaunee. Realized after-tax trust earnings totaled $5.5 million in 2004.

NOTE 9—REGULATORY ASSETS AND LIABILITIES

The following regulatory assets and liabilities are reflected in our Consolidated Balance Sheets as of December 31:

Integrys Energy Group's Regulatory Assets/Liabilities *(Millions)*	2006	2005
Regulatory assets		
Pension and post-retirement benefit related items	$158.7	$ 32.6
Environmental remediation costs (net of insurance recoveries)	102.7	73.6
Deferred nuclear costs	45.3	63.8
De Pere Energy Center	40.5	42.9
Deferred Midwest Independent Transmission System Operator (MISO) costs	20.8	21.2
Derivatives	14.1	1.8
Reserve for uncollectible accounts	7.0	8.5
Reduced coal deliveries	6.6	6.4
Income tax related items	4.6	6.8
Asset retirement obligations	4.2	3.8
Other	13.3	10.6
Total	$417.8	$272.0
Regulatory liabilities		
Cost of removal reserve	$206.4	$190.7
Non-qualified decommissioning trust	55.9	126.9
Derivatives	16.1	36.4
Income tax related items	9.7	8.8
Deferred American Transmission Company (ATC) and MISO costs	4.2	3.8
Pension and post-retirement benefit related items	3.6	-
Other	5.8	6.6
Total	$301.7	$373.2

Our utility subsidiaries expect to recover their regulatory assets and return their regulatory liabilities through rates charged to customers based on specific ratemaking decisions or precedent for each item over periods specified by the regulators or over the normal operating period of the assets and liabilities to which they relate. Except for amounts expended for manufactured gas plant remediation, WPSC is recovering carrying costs for all regulatory assets. Historically, WPSC has recognized carrying costs at its weighted average cost of capital; however, pursuant to PSCW order, carrying costs related to some regulatory assets such as the 2005 Kewaunee outage and MISO costs are being recovered based on the composite short-term debt rate. UPPCO is recovering carrying costs on environmental regulatory assets. Both MGUC and MERC are authorized to recover all regulatory assets. Based on prior and current rate treatment for such costs, we believe it is probable that WPSC, UPPCO, MGUC, and MERC will continue to recover from customers the regulatory assets described on the prior page.

Pension and post-retirement benefit related items at December 31, 2006, include all initial adjustments made to implement SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" at its implementation date of December 31, 2006, and pension and post-retirement obligations assumed from the purchase of MGUC and MERC. Pension and post-retirement benefit related items at December 31, 2005, include minimum pension liability adjustments.

See Note 3, *"Risk Management Activities"*; Note 6, *"Acquisitions and Sales of Assets"*; Note 15, *"Asset Retirement Obligations"*; Note 17, *"Commitments and Contingencies"*; Note 19, *"Employee Benefit Plans,"* and Note 23, *"Regulatory Environment,"* for more information on some of the more significant regulatory assets and liabilities listed in the table on the previous page.

NOTE 10—INVESTMENTS IN AFFILIATES, AT EQUITY METHOD

Investments in corporate joint ventures and other companies accounted for under the equity method at December 31, 2006, and 2005, follow.

(Millions)	2006	2005
ATC	$231.9	$186.1
Guardian Pipeline	-	30.8
Wisconsin River Power Company	8.9	10.1
Other	3.2	3.0
Investments in affiliates, at equity method	$244.0	$230.0

Investments in affiliates under the equity method are a component of other assets on the Consolidated Balance Sheets, and the equity income is recorded in miscellaneous income on the Consolidated Statements of Income. We are taxed on ATC's equity income, rather than ATC, due to the tax flow through nature of ATC's business structure. Accordingly, the provision for income taxes includes our taxes on this equity income.

ATC

WPS Investments, LLC, a consolidated subsidiary of Integrys Energy Group, had a 30.65% ownership interest in ATC at December 31, 2006. ATC is a for-profit, transmission-only company. It owns, maintains, monitors, and operates electric transmission assets in portions of Wisconsin, Michigan, and Illinois. Its assets previously were owned and operated by multiple electric utilities serving the upper Midwest, all of which transferred their transmission assets to ATC in exchange for an ownership interest. A Wisconsin law encouraged utilities in the state to transfer ownership and control of their transmission assets to a state-wide transmission company. The MISO directs ATC's operation of the transmission system.

During 2003, WPSC transferred its interest in the Wausau, Wisconsin, to Duluth, Minnesota, transmission line to ATC. In addition, Integrys Energy Group committed to fund 50% of total project costs incurred up to $198 million and will receive additional equity in ATC in exchange for the project funding. See Note 17, *"Commitments and Contingencies,"* for more information on these transactions.

WPSC and UPPCO record related-party transactions for services and construction provided to and network transmission services received from ATC. The charges to ATC for services and construction provided by WPSC were $124.1 million, $70.2 million, and $19.5 million in 2006, 2005, and 2004, respectively. UPPCO charged $2.4 million, $2.7 million, and $6.7 million in 2006, 2005, and 2004, respectively for services and construction provided. Network transmission service costs paid to ATC by WPSC were $59.4 million, $50.8 million, and $42.6 million in 2006, 2005, and 2004, respectively. UPPCO recorded network transmission service costs of $3.9 million, $3.4 million, and $4.0 million in 2006, 2005, and 2004, respectively.

Integrys Energy Group recorded dividends received of $29.7 million, $17.8 million, and $11.7 million from ATC in 2006, 2005, and 2004, respectively.

Guardian Pipeline

Guardian Pipeline owns a natural gas pipeline, which began operating in 2002, that stretches about 140 miles from near Joliet, Illinois, into southern Wisconsin. It can transport up to 750 million cubic feet of natural gas daily. WPS Investments, LLC, a consolidated subsidiary of Integrys Energy Group, purchased a 33% ownership interest in Guardian Pipeline, LLC on May 30, 2003. In April 2006, WPS Investments completed the sale of its one-third interest in Guardian Pipeline to Northern Border Partners, LP. See Note 6, *"Acquisitions and Sales of Assets,"* for more information related to the sale.

Integrys Energy Services recorded related party transactions for purchases from Guardian Pipeline. These purchases amounted to $0.9 million, $0.6 million, and $0.4 million in 2006 through the date of sale, 2005 and 2004, respectively.

Wisconsin River Power Company

WPSC owns 50% of the voting stock of Wisconsin River Power Company (WRPC), which operates two hydroelectric plants on the Wisconsin River and an oil-fired combustion turbine. Two-thirds of the energy output of the hydroelectric plants is sold to WPSC, and the remaining one-third is sold to Wisconsin Power and Light. The electric power from the combustion turbine is sold in equal parts to WPSC and Wisconsin Power and Light.

WPSC records related party transactions for sales to and purchases from WRPC. Revenues from services provided to WRPC were $1.5 million, $0.7 million, and $1.1 million for 2006, 2005, and 2004, respectively. Purchases of energy from WRPC by WPSC were $4.1 million, $4.3 million, and $4.6 million for 2006, 2005, and 2004, respectively. WPSC receives net proceeds from sales of energy into the MISO market from WRPC. These net proceeds were $4.2 million and $3.1 million for 2006 and 2005, respectively.

WPSC recorded dividends received of $4.2 million, $7.8 million, and $6.0 million from Wisconsin River Power in 2006, 2005, and 2004, respectively.

Of Integrys Energy Group's equity in net income disclosed on the next page, $3.2 million, $4.9 million, and $6.2 million relates to WPSC's investment in Wisconsin River Power in 2006, 2005, and 2004, respectively.

Other Investments

Other investments accounted for under the equity method include various investments and are not significant at December 31, 2006.

Financial Data

Combined financial data of ATC and WRPC are included in the table below for 2006. Combined financial data of ATC, WRPC, and Guardian Pipeline are included in the table below for 2005 and 2004. The financial data of Guardian Pipeline is not included in the 2006 information, as Integrys Energy Group sold this investment in April 2006 and the financial information from January 1, 2006, through the date of sale was not significant.

(Millions)	2006	2005	2004
Income statement data			
Revenues	**$ 347.5**	$ 339.8	$ 305.2
Operating expenses	**(184.3)**	(189.4)	(180.6)
Other expense	**(34.9)**	(37.8)	(29.8)
Net income	**$ 128.3**	$ 112.6	$ 94.8
Integrys Energy Group's equity in net income	**$ 40.6**	$ 31.8	$ 23.9
Balance sheet data			
Current assets	**$ 36.2**	$ 40.3	$ 44.2
Non-current assets	**1,872.4**	1,791.8	1,444.5
Total assets	**$1,908.6**	$1,832.1	$1,488.7
Current liabilities	**$ 306.4**	$ 158.5	$ 209.1
Long-term debt	**648.9**	796.9	610.8
Other non-current liabilities	**128.2**	102.4	9.2
Shareholders' equity	**825.1**	774.3	659.6
Total liabilities and shareholders' equity	**$1,908.6**	$1,832.1	$1,488.7

NOTE 11—GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill recorded by Integrys Energy Group was $303.9 million at December 31, 2006, and $36.8 million at December 31, 2005. At December 31, 2006, $144.6 million of goodwill was related to the acquisition of the natural gas distribution operations in Minnesota, $122.9 million of goodwill was related to the acquisition of the natural gas distribution operations in Michigan, and $36.4 million related to WPSC's 2001 acquisition of Wisconsin Fuel and Light. In conjunction with the acquisition of the natural gas distribution operations in Michigan, a $5.2 million indefinite lived intangible asset was recorded related to the MGUC trade name. At December 31, 2005, goodwill consisted of $36.4 million related to WPSC's natural gas utility business, with the remaining $0.4 million related to Integrys Energy Services.

Identifiable intangible assets other than goodwill are included as a component of other assets within the Consolidated Balance Sheets. Information in the tables below relates to purchased identifiable intangible assets for the periods indicated.

(Millions)	December 31, 2006			December 31, 2005		
Asset Class	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Emission allowances [(1)]	**$ 5.0**	**$(0.8)**	**$ 4.2**	$39.3	$(22.2)	$17.1
Customer related	**12.2**	**(4.3)**	**7.9**	10.2	(5.6)	4.6
Other	**3.9**	**(0.8)**	**3.1**	4.2	(0.9)	3.3
Total	**$21.1**	**$(5.9)**	**$15.2**	$53.7	$(28.7)	$25.0

(1) Emission allowances have a weighted-average amortization period of approximately five years which could vary based upon plant production and trading activity.

Customer related intangible assets at December 31, 2006, are primarily related to customer relationships associated with MERC's non-utility home services business. The remaining weighted average amortization period for customer related intangible assets is approximately five years.

Intangible asset amortization expense, in the aggregate, for the years ended December 31, 2006, 2005, and 2004, was $2.1 million, $2.2 million, and $1.5 million, respectively and relates primarily to emission allowances at Integrys Energy Services. Most of the emission allowances on hand at December 31, 2005, had been purchased to operate the Sunbury plant prior to the sale of this facility, which occurred in July 2006. These emission allowances were not included as held for sale at December 31, 2005, because they did not transfer to Corona Power, LLC in the sale. Integrys Energy Services utilized the majority of the emission allowances it had on hand at December 31, 2005, to operate its Sunbury plant prior to the sale. The amortization of these emission allowances is included in discontinued operations, as a component of nonregulated cost of fuel, natural gas, and purchased power. See Note 4, *"Discontinued Operations"* for more information.

Amortization expense for the next five fiscal years is estimated as follows:

Estimated Amortization Expense:

For year ending December 31, 2007	$2.1 million
For year ending December 31, 2008	1.9 million
For year ending December 31, 2009	1.7 million
For year ending December 31, 2010	1.4 million
For year ending December 31, 2011	1.2 million

NOTE 12—LEASES

Integrys Energy Group leases various property, plant, and equipment. Terms of the operating leases vary, but generally require Integrys Energy Group to pay property taxes, insurance premiums, and maintenance costs associated with the leased property. Many of Integrys Energy Group's leases contain one of the following options: (a) Integrys Energy Group can, at the end of the lease term, purchase the property at the current fair market value or (b) exercise a renewal option, as set forth in the lease agreement. Rental expense attributable to operating leases was $7.0 million, $6.6 million, and $5.7 million in 2006, 2005, and 2004, respectively. Future minimum rental obligations under non-cancelable operating leases are payable as follows:

Year ending December 31 *(Millions)*	
2007	$ 5.6
2008	4.9
2009	4.1
2010	3.8
2011	3.5
Later years	6.8
Total payments	$28.7

NOTE 13—SHORT-TERM DEBT AND LINES OF CREDIT

In June 2006, Integrys Energy Group entered into an unsecured $500 million 5-year credit agreement. This revolving credit facility replaced the $300 million bridge credit facility discussed below and is in addition to the previously existing credit line facility, which also has a borrowing capacity of $500 million, bringing Integrys Energy Group's total borrowing capacity under its general credit agreements to $1 billion. Both credit lines back Integrys Energy Group's commercial paper borrowing programs and letters of credit. The first $500 million credit line was entered into in June 2005, and is an unsecured 5-year credit agreement. In June 2005, WPSC also entered into a 5-year credit facility for $115 million to replace its former 364-day credit line facility for the same amount. This credit line is used to back 100% of WPSC's commercial paper borrowing programs and letters of credit for WPSC. As of December 31, 2006, there was a total of $520.1 million available under Integrys Energy Group's general credit lines, including $73.2 million available under WPSC's general credit line.

In November 2005, Integrys Energy Group entered into two unsecured revolving credit agreements of $557.5 million and $300 million with J.P. Morgan Chase Bank, N.A. and Bank of America, N.A. As discussed above, the $500 million 5-year credit agreement entered into in June 2006 replaced the $300 million bridge credit facility. The $557.5 million credit facility is a bridge facility intended to back commercial paper borrowings related to the purchase of the natural gas distribution operations in Michigan and Minnesota. The capacity under the $557.5 million bridge facility is reduced by the amount of proceeds from any long-term financing Integrys Energy Group completes, with the exception of proceeds received from the November 2005 equity offering. On March 31, 2006, Integrys Energy Group issued $269.5 million of commercial paper supported by the $557.5 million bridge facility to purchase the natural gas distribution operations in Michigan. On May 10, 2006, as a result of Integrys Energy Group's physical settlement of its forward equity agreement (and issuing 2.7 million shares of common stock upon settlement), the $557.5 million facility was reduced to $417.9 million. The $417.9 million credit agreement matures on September 5, 2007, and has representations and covenants that are similar to those in Integrys Energy Group's general credit facilities. On June 30, 2006, Integrys Energy Group issued $288.0 million of commercial paper supported by the remainder of the $417.9 million credit facility and the general credit facilities, to purchase the natural gas distribution operations in Minnesota. Working capital and other post closing adjustments related to the acquisitions were funded by commercial paper supported by the general credit facilities. On December 1, 2006, Integrys Energy Group issued $300 million of junior subordinated notes, reducing the $417.9 million credit facility to $121 million. See Note 6, *"Acquisitions and Sales of Assets,"* for more information related to the acquisitions of the natural gas distribution operations in Michigan and Minnesota.

The increase in short-term notes payable outstanding relates primarily to a $150 million credit agreement that Integrys Energy Services entered into in April 2006 to finance its margin requirements related to natural gas and electric contracts traded on the NYMEX and the Intercontinental Exchange (ICE), as well as the cost of natural gas in storage and for general corporate purposes. As of December 31, 2006, Integrys Energy Services utilized all $150 million of its borrowing capabilities under this agreement.

The information in the table that follows relates to Integrys Energy Group's short-term debt and lines of credit for the years indicated.

(Millions, except for percentages)	2006	2005	2004
As of end of year			
Commercial paper outstanding	**$562.8**	$254.8	$279.7
Average effective rate on outstanding commercial paper	**5.51%**	4.54%	2.46%
Short-term notes payable outstanding	**$160.0**	$10.0	$12.7
Average interest rate on short-term notes payable	**5.64%**	4.32%	2.52%
Available (unused) lines of credit	**$520.1**	$249.1	$161.9
For the year			
Maximum amount of short-term debt	**$1,085.6**	$310.7	$312.5
Average amount of short-term debt	**$678.8**	$174.4	$75.3
Average interest rate on short-term debt	**5.34%**	3.21%	1.82%

The commercial paper had varying maturity dates ranging from January 2, 2007, through February 1, 2007.

NOTE 14—LONG-TERM DEBT

At December 31 (*Millions*)	Series	Year Due	2006	2005
First mortgage bonds – WPSC				
	6.90%	2013	**$ 22.0**	$ 22.0
	7.125%	2023	**0.1**	0.1
Senior notes – WPSC				
	6.125%	2011	**150.0**	150.0
	4.875%	2012	**150.0**	150.0
	4.80%	2013	**125.0**	125.0
	3.95%	2013	**22.0**	-
	6.08%	2028	**50.0**	50.0
	5.55%	2036	**125.0**	-
First mortgage bonds – UPPCO				
	9.32%	2021	**13.5**	14.4
Unsecured senior notes – Integrys Energy Group				
	7.00%	2009	**150.0**	150.0
	5.375%	2012	**100.0**	100.0
Junior subordinated notes – Integrys Energy Group				
	6.11%	2066	**300.0**	-
Unsecured term loan due 2010 – Integrys Energy Group			**65.6**	65.6
Term loans – nonrecourse, collateralized by nonregulated assets			**13.7**	16.4
Other term loan			**27.0**	27.0
Senior secured note			**2.0**	2.4
Total			**1,315.9**	872.9
Unamortized discount and premium on bonds and debt			**(2.2)**	(1.8)
Total debt			**1,313.7**	871.1
Less current portion			**(26.5)**	(4.0)
Total long-term debt			**$1,287.2**	$867.1

WPSC's long-term first mortgage bonds and senior notes are subject to the terms and conditions of WPSC's First Mortgage Indenture. Under the terms of the indenture, substantially all property owned by WPSC is pledged as collateral for these outstanding debt securities. All of these debt securities require semi-annual payments of interest. Principal payments are due on the maturity date of each series. WPSC senior notes become non-collateralized if WPSC retires all of its outstanding first mortgage bonds and no new mortgage is put in their place.

On December 14, 2006, the Village of Weston, Wisconsin, issued $22.0 million of 3.95% Pollution Control Refunding Revenue Bonds. The proceeds from the sale of the bonds were loaned to WPSC. In return, WPSC issued $22.0 million of 3.95% senior notes to the Village of Weston. At December 31, 2006, the $22.0 million of proceeds were classified as restricted cash. In January 2007, WPSC used these proceeds to repay the outstanding principal balance of the 6.90% first mortgage bonds in the above table.

WPSC issued $125.0 million of 5.55% 30-year senior notes on December 1, 2006. The net proceeds from the issuance of the senior notes were used for general corporate purposes, including funding construction costs and capital additions and reducing short-term indebtedness.

Under the terms of UPPCO's First Mortgage Indenture, substantially all property owned by UPPCO is pledged as collateral for this outstanding debt series. Interest payments are due semi-annually on May 1 and November 1 with a sinking fund payment of $900,000 due each November 1. The final sinking fund payment due November 1, 2021, will completely retire the series.

On December 1, 2006, Integrys Energy Group issued $300 million of junior subordinated notes. Due to certain features of these notes, rating agencies consider them to be hybrid instruments with a combination of debt and equity characteristics. These notes have a 60-year term and rank junior to all current and future indebtedness of Integrys Energy Group, with the exception of trade accounts payable and other accrued liabilities arising in the ordinary course of business. Interest is payable semi-annually at the stated rate of 6.11% for the first ten years, but the rate has been fixed at 6.22% through the use of forward-starting interest rate swaps described more fully in Note 3, *"Risk Management Activities."* The interest rate will float for the remainder of the term. The notes can be prepaid without penalty after the first ten years. Integrys Energy Group has agreed, however, in a replacement capital covenant with the holders of Integrys Energy Group's 5.375% unsecured senior notes due December 1, 2012, that it will not redeem or repurchase the junior subordinated notes on or prior to December 1, 2036, unless such repurchases or redemptions are made from the proceeds of the sale of specific securities considered by rating agencies to have equity characteristics equal to or greater than those of the junior subordinated notes.

On June 17, 2005, $62.9 million of non-recourse debt at Integrys Energy Services collateralized by nonregulated assets was restructured to a five-year Integrys Energy Group obligation as a result of the sale of Sunbury's allocated emission allowances. In addition, $2.7 million drawn on a line of credit at Integrys Energy Services was rolled into the five-year Integrys Energy Group obligation. The floating interest rate on the total five-year Integrys Energy Group obligation of $65.6 million has been fixed at 4.595% through two interest rate swaps. See Note 3, *"Risk Management Activities,"* for additional information.

Borrowings by Integrys Energy Services under term loans and collateralized by nonregulated assets totaled $13.7 million at December 31, 2006. The assets of WPS New England Generation, Inc. and WPS Canada Generation, Inc., subsidiaries of Integrys Energy Services, collateralize $4.0 million and $9.7 million, respectively, of the total outstanding amount. Both loans have semi-annual installment payments, interest rates of 8.75%, and maturity dates in May 2010.

In April 2001, the Schuylkill County Industrial Development Authority issued $27.0 million of refunding tax-exempt bonds. The proceeds from the bonds were loaned to WPS Westwood Generation, LLC, a subsidiary of Integrys Energy Services. This loan is repaid by WPS Westwood Generation to Schuylkill County Industrial Development Authority with monthly payments that have a floating interest rate that is reset weekly. At December 31, 2006, the interest rate was 3.92%. The loan is to be repaid by April 2021. Integrys Energy Group agreed to guarantee WPS Westwood Generation's obligation to provide sufficient funds to pay the loan and the related obligations and indemnities.

Upper Peninsula Building Development Corporation has a senior secured note of $2.0 million as of December 31, 2006, which requires semi-annual payments at an interest rate of 9.25%, and matures in 2011. The note is secured by a first mortgage lien on the building they own, which is also leased to UPPCO for use as their corporate headquarters.

At December 31, 2006, Integrys Energy Group and its subsidiaries were in compliance with all covenants relating to outstanding debt. A schedule of all principal debt payment amounts, including bond maturities and early retirements, for Integrys Energy Group is as follows:

Year ending December 31 *(Millions)*	
2007	$ 26.5
2008	5.1
2009	155.6
2010	69.2
2011	151.4
Later years	908.1
Total payments	$1,315.9

NOTE 15—ASSET RETIREMENT OBLIGATIONS

Under the provisions of SFAS No. 143, "Accounting for Asset Retirement Obligations," and Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations," Integrys Energy Group has recorded liabilities for legal obligations associated with the retirement of tangible long-lived assets. The utility segments identified asset retirement obligations primarily related to asbestos abatement at certain generation facilities, office buildings, and service centers; disposal of PCB-contaminated transformers; and closure of fly-ash landfills at certain generation facilities. Additional asset retirement obligations related to asbestos abatement were recorded in connection with the acquisition of the natural gas distribution operations in Michigan and Minnesota. In accordance with SFAS No. 71, the utilities establish regulatory assets and liabilities to record the differences between ongoing expense recognition under SFAS No. 143 and Interpretation No. 47, and the rate-making practices for retirement costs authorized by the applicable regulators. Asset retirement obligations identified at Integrys Energy Services relate to asbestos abatement at certain generation facilities. All asset retirement obligations are recorded as other long-term liabilities in the Consolidated Balance Sheets of Integrys Energy Group.

As discussed in Note 6, *"Acquisitions and Sales of Assets,"* the sale of Kewaunee to Dominion was completed on July 5, 2005. As a result of the sale, Dominion assumed the asset retirement obligation related to Kewaunee. As discussed in Note 4, *"Discontinued Operations,"* Integrys Energy Services completed the sale of Sunbury to Corona Power, LLC in July 2006, which included the transfer of asset retirement obligations related to Sunbury.

Changes to Asset Retirement Obligation Liabilities

The following table shows changes to the asset retirement obligations of Integrys Energy Group through December 31, 2006.

(Millions)	Utilities	Integrys Energy Services	Total
Asset retirement obligations at December 31, 2003	$344.0	$2.1	$346.1
Accretion	20.4	0.1	20.5
Asset retirement obligations at December 31, 2004	364.4	2.2	366.6
Accretion	12.4	0.2	12.6
Asset retirement obligation transferred to Dominion	(376.4)	-	(376.4)
Adoption of Interpretation No. 47	8.2	3.9	12.1
Asset retirement obligations at December 31, 2005	8.6	6.3	14.9
Asset retirement obligations from acquisition of natural gas operations in Michigan and Minnesota	0.3	-	0.3
Asset retirement obligations transferred in sales	-	(5.8)	(5.8)
Accretion	0.5	0.2	0.7
Asset retirement obligations at December 31, 2006	**$ 9.4**	**$0.7**	**$ 10.1**

NOTE 16—INCOME TAXES

The principal components of our deferred tax assets and liabilities recognized in the balance sheets as of December 31 are as follows:

(Millions)	2006	2005
Deferred tax assets:		
Tax credit carryforwards	**$105.3**	$ 65.6
Plant related	**61.3**	56.7
Employee benefits	**54.8**	34.7
Regulatory deferrals	**27.7**	31.3
State capital and operating loss carryforwards	**14.0**	13.1
Deferred income and deductions	**2.8**	21.2
Other	**4.1**	2.5
Total deferred tax assets	**270.0**	225.1
Valuation allowance	**(1.8)**	(2.5)
Net deferred tax assets	**$268.2**	$222.6
Deferred tax liabilities:		
Plant related	**$277.7**	$252.6
Regulatory deferrals	**49.5**	17.2
Risk management activities, net	**35.0**	15.6
Deferred income and deductions	**3.7**	3.5
Employee benefits	**–**	3.2
Other	**3.0**	2.8
Total deferred tax liabilities	**$368.9**	$294.9
Consolidated balance sheet presentation:		
Current deferred tax liabilities	**$ 3.1**	$ –
Current deferred tax assets	**–**	7.3
Long-term deferred tax liabilities	**97.6**	79.6
Net deferred tax liabilities	**$100.7**	$72.3

Consistent with ratemaking treatment, certain temporary differences, in which the offsetting amount is recorded as a regulatory asset or liability, are presented net in the table above.

Deferred tax credit carryforwards include $99.0 million of alternative minimum tax credits related to tax credits available under Section 29/45K of the Internal Revenue Code. These alternative minimum tax credit carryforwards can be carried forward indefinitely. Carryforward periods for state capital and operating loss carryforwards vary, but in the majority of states in which we do business, the period is 15 years or more, the majority of which begin to expire in 2013. The balance of the carryforwards of state net operating losses is $251.0 million for all states. Valuation allowances have been established for certain state operating and capital loss carryforwards due to the uncertainty of the ability to realize the benefit of these losses in the future.

The following table presents a reconciliation of federal income taxes (which are calculated by multiplying the statutory federal income tax rate by book income before federal income tax) to the provision for income taxes reported in the Consolidated Statements of Income for the periods ended December 31.

(Millions, except for percentages)	2006		2005		2004	
	Rate	Amount	Rate	Amount	Rate	Amount
Statutory federal income tax	**35.0%**	**$68.8**	35.0%	$66.8	35.0%	$65.5
State income taxes, net	**6.5**	**12.8**	4.3	8.2	3.7	7.0
Foreign income taxes, net	**–**	**–**	(0.1)	(0.2)	(0.5)	(0.9)
Plant related	**–**	**–**	0.3	0.6	–	0.1
Benefits and compensation	**(2.5)**	**(4.8)**	(2.6)	(4.8)	(2.0)	(3.7)
Investment tax credit	**(0.4)**	**(0.8)**	(0.9)	(1.7)	(0.8)	(1.5)
Federal tax credits	**(15.8)**	**(30.2)**	(14.1)	(26.9)	(15.3)	(28.6)
Other differences, net	**0.1**	**(0.8)**	(1.1)	(2.4)	(3.8)	(7.5)
Effective income tax	**22.9%**	**$45.0**	20.8%	$39.6	16.3%	$30.4
Current provision						
Federal		**$21.1**		$13.1		$20.3
State		**6.2**		14.3		11.6
Foreign		**5.3**		3.2		0.4
Total current provision		**32.6**		30.6		32.3
Deferred provision		**11.4**		13.0		1.3
Net operating loss carryforwards		**1.8**		(2.3)		(1.7)
Investment tax credit		**(0.8)**		(1.7)		(1.5)
Total income tax expense		**$45.0**		$39.6		$30.4

Foreign income before taxes was $24.5 million in 2006, $10.2 million in 2005, and $8.3 million in 2004.

As the related temporary differences reverse, WPSC, UPPCO, MGUC, and MERC are prospectively refunding taxes to customers for which deferred taxes were recorded in prior years at rates different than current rates. The regulatory liability for these refunds and other regulatory tax effects totaled $9.7 million and $8.8 million as of December 31, 2006, and 2005, respectively.

NOTE 17—COMMITMENTS AND CONTINGENCIES

Commodity and Purchase Order Commitments

Integrys Energy Group routinely enters into long-term purchase and sale commitments that have various quantity requirements and durations. The commitments described below are as of December 31, 2006.

Integrys Energy Services has unconditional purchase obligations related to energy supply contracts that total $3.1 billion. Substantially all of these obligations end by 2008, with obligations totaling $175.7 million extending from 2010 through 2018. The majority of the energy supply contracts are to meet Integrys Energy Services' obligations to deliver energy to its customers.

WPSC has obligations related to coal, purchased power, and natural gas. Obligations related to coal supply and transportation extend through 2016 and total $443.2 million. Through 2016, WPSC has obligations totaling $1.3 billion for either capacity or energy related to purchased power. Also, there are natural gas supply and transportation contracts with total estimated demand payments of $102.6 million through 2017. WPSC expects to recover these costs in future customer rates. Additionally, WPSC has contracts to sell electricity and natural gas to customers.

UPPCO has made commitments for the purchase of commodities, mainly capacity or energy related to purchased power, which total $31.5 million and extend through 2010.

MGUC has obligations related to natural gas contracts totaling $85.5 million, substantially all of which end by 2009.

MERC has obligations related to natural gas contracts totaling $154.9 million, substantially all of which end by 2013.

Integrys Energy Group also has commitments in the form of purchase orders issued to various vendors. At December 31, 2006, these purchase orders totaled $434.0 million and $319.6 million for Integrys Energy Group and WPSC, respectively. The majority of these commitments relate to large construction projects, including construction of the 500-megawatt Weston 4 coal-fired generation facility near Wausau, Wisconsin.

Environmental

United States Environmental Protection Agency (EPA) Section 114 Request

In December 2000, WPSC received from the EPA a request for information under Section 114 of the Clean Air Act. The EPA sought information and documents relating to work performed on the coal-fired boilers located at WPSC's Pulliam and Weston electric generation stations. WPSC filed a response with the EPA in early 2001.

On May 22, 2002, WPSC received a follow-up request from the EPA seeking additional information regarding specific boiler-related work performed on Pulliam Units 3, 5, and 7, as well as information on WPSC's life extension program for Pulliam Units 3-8 and Weston Units 1 and 2. WPSC made an initial response to the EPA's follow-up information request on June 12, 2002, and filed a final response on June 27, 2002.

In 2000 and 2002, Wisconsin Power and Light received a similar series of EPA information requests relating to work performed on certain coal-fired boilers and related equipment at the Columbia generation station (a facility located in Portage, Wisconsin, jointly owned by Wisconsin Power and Light, Madison Gas and Electric Company, and WPSC). Wisconsin Power and Light is the operator of the plant and is responsible for responding to governmental inquiries relating to the operation of the facility. Wisconsin Power and Light filed its most recent response for the Columbia facility on July 12, 2002.

Depending upon the results of the EPA's review of the information provided by WPSC and Wisconsin Power and Light, the EPA may issue "notices of violation" or "findings of violation" asserting that a violation of the Clean Air Act occurred and/or seek additional information from WPSC and/or third parties who have information relating to the boilers or close out the investigation. To date, the EPA has not responded to the filings made by WPSC and Wisconsin Power and Light. In addition, under the federal Clean Air Act, citizen groups may pursue a claim. WPSC has no notice of such a claim based on the information submitted to the EPA.

In response to the EPA's Clean Air Act enforcement initiative, several utilities have elected to settle with the EPA, while others are in litigation. In general, those utilities that have settled have entered into consent decrees, which require the companies to pay fines and penalties, undertake supplemental environmental projects, and either upgrade or replace pollution controls at existing generating units or shut down existing units and replace these units with new electric generating facilities. Several of the settlements involve multiple facilities. The fines and penalties (including the capital costs of supplemental environmental projects) associated with these settlements range between $7 million and $30 million. The regulatory interpretations upon which the lawsuits or settlements are based may change based on future court decisions that may be rendered in the pending litigations.

If the federal government decided to bring a claim against WPSC and if it were determined by a court that historic projects at WPSC's Pulliam and Weston plants required either a state or federal Clean Air Act permit, WPSC may, under the applicable statutes, be required to:

- shut down any unit found to be operating in non-compliance,
- install additional pollution control equipment,
- pay a fine, and/or
- pay a fine and conduct a supplemental environmental project in order to resolve any such claim.

Pulliam Air Permit Violation Lawsuit

On October 19, 2005, the Sierra Club Inc. and Clean Wisconsin Inc. filed a complaint against WPSC in the Eastern District of Wisconsin pursuant to the citizen suit provisions of the Clean Air Act. The complaint alleged various violations at the 373-megawatt J.P. Pulliam Plant located in Green Bay, Wisconsin, including opacity exceedances, opacity monitoring violations, and other violations of limitations in the facility's Clean Air Act operating permit. On January 10, 2007, the court entered a Consent Decree based on the stipulated agreement of the parties, settling the litigation. Under the terms of the Consent Decree, WPSC is to pay the plaintiffs attorneys fees, fund $500,000 of environmental projects through the Wisconsin Energy Conservation Corporation, and perform upgrades on the precipitators and other environmental control equipment at Pulliam. For one year after the improvements are completed (January 1 through December 1, 2008), WPSC's performance will be evaluated and, depending upon that performance, WPSC may be required to make additional contributions to energy efficiency projects. WPSC will implement environmental control upgrades on Pulliam Units 5, 6, 7, and 8 and continue to operate those units. In lieu of upgrading the precipitators for Pulliam Units 3 and 4 (both are 30-megawatt units), WPSC has elected to shut down these units by December 31, 2007. Since WPSC expects the 500-megawatt Weston 4 plant to come on line in 2008, we anticipate no electric supply shortfalls as there will be power available to replace these small units.

Weston 4 Air Permit
On November 15, 2004, the Sierra Club filed a petition with the WDNR under Section 285.61, Wis. Stats., seeking a contested case hearing on the WDNR construction permit issued for the Weston 4 generation station (the "Weston 4 air permit"). In February 2006, the Administrative Law Judge affirmed the Weston 4 air permit with changes to the emission limits for sulfur dioxide and nitrogen oxide from the coal-fired boiler and particulate from the cooling tower. The changes have now been incorporated into a proposed permit by the WDNR issued on January 18, 2007. The proposed permit imposes limits that are more stringent than those originally set by the WDNR. The public comment period on the draft language has closed, and WPSC anticipates that the WDNR will issue the final language shortly.

In 2006, the Sierra Club and WPSC filed petitions for judicial review of the Administrative Law Judge's decision with the circuit court. On August 7, 2006, WPSC withdrew its petition for judicial review and sought dismissal, without prejudice, of Sierra Club's petition as premature. On October 12, 2006, the court granted the motion to dismiss and the Sierra Club filed a petition for appeal of the circuit court's dismissal with the Wisconsin Court of Appeals. The petition has now been fully briefed by the parties. These activities did not stay the construction of the Weston 4 facility or the Administrative Law Judge's decision on the Weston 4 air permit. WPSC believes that it has substantial defenses to Sierra Club's appeal of the circuit court's decision and does not expect these actions to stop construction. Until the WDNR issues the final revised air permit consistent with the Administrative Law Judge's decision, and Sierra Club's administrative challenge is finally resolved, Integrys Energy Group will not be able to make a final determination of the probable cost impact, if any, of compliance with the revised Weston 4 air permit on its future operating or construction costs.

Weston Facility Modeling
In early November 2006, it came to the attention of WPSC that the ambient air quality computer modeling done by the WDNR and used as the basis for the Weston 4 air permit did not take into account the emissions from the existing Weston 3 facility for purposes of evaluating air quality increment consumption under the required Prevention of Significant Deterioration (PSD) analysis. WPSC also performed its own computer modeling in support of the Weston 4 air permit application, on a basis consistent with the WDNR modeling. For the PSD analysis, a baseline of emissions was established in each area of the country which meets National Ambient Air Quality Standards, with a corresponding allowable increment of additional emissions for each regulated pollutant which, if permitted, would still ensure that the air quality in the area will not be degraded below the National Standard. Each new air permit issued by the WDNR then uses up part of the available increment for specific pollutants, and once, and so long as the total increment for any pollutant is exhausted, the WDNR cannot issue air permits for any additional sources of that pollutant.

WPSC believes that based on the facts known to the company today, it can demonstrate compliance by making minor revisions to the air permits applicable to the Weston facility, and it will not be required to make significant changes to any of the units at the Weston facility or material changes in operations. WPSC also believes that based upon the facts known to the company today, there are procedures available for the WDNR to revise the permits applicable to the Weston facility. The WDNR also has the authority to suspend, revoke, or withdraw a permit to assure compliance with applicable requirements. However, WPSC believes that the WDNR will not suspend, revoke, or withdraw the Weston 4 air permit or any other permit for the Weston site in this situation, where the issue can be addressed by permit limit modifications. WPSC understands from discussions with the WDNR that the agency has never revoked a construction permit under similar circumstances. WPSC is still investigating the situation and is continuing to work with the WDNR to revise the appropriate permits. Although Integrys Energy Group currently is not able to make a final determination of the probable timing or cost impact of this issue, if any, on construction of Weston 4, it does not believe there will be any affects which will materially impact the construction or future operations of Weston 4.

Weston 4 Discovery Complaint
On December 16, 2005, the Sierra Club filed a complaint with the PSCW alleging that WPSC failed to respond accurately and completely to a PSCW staff request for information about air pollution control technology available for the Weston 4 electric generation facility, the construction of which was authorized by the PSCW in October 2004. Following an informal investigation, the PSCW determined that, although the alleged failure to provide the information did not adversely affect the outcome of the case, WPSC may not have fully complied with the PSCW's procedural rules. Based on this determination, the PSCW referred the matter to the Wisconsin Attorney General for investigation and potential enforcement action. WPSC does not believe that it violated the PSCW's procedural rules. Moreover, both the PSCW and the WDNR determined that any error by WPSC would not have impacted the outcome of the cases involved. On August 29, 2006, the Attorney General issued an order reflecting a settlement with WPSC on this issue. The order required certain penalties, fees, and contributions to local entities for charitable purposes, none of which were material to WPSC.

Weston Site Operating Permit
On April 18 and April 26, 2005, Integrys Energy Group notified the WDNR that the existing Weston facility was not in compliance with certain provisions of the "Title V" air operating permit that was issued to the facility in October 2004. These provisions include: (1) the particulate emission limits applicable to the coal handling equipment; (2) the carbon monoxide limit for Weston combustion turbines; and (3) the limitation on the sulfur content of the fuel oil stored at the Weston facility. On July 27, 2005, WPSC received a notice of violation (NOV) from the WDNR asserting that the existing Weston facility is not in compliance with certain provisions of the permit. In response to the NOV, a compliance plan was submitted to the WDNR. Subsequently, stack testing was performed, which indicated continuing exceedances of

the particulate limits from the coal handling equipment. On January 19, 2006, WPSC received from the WDNR a Notice of Noncompliance (NON) seeking further information about the alleged non-compliance event. WPSC provided a response to the WDNR and is in the process of seeking to have the permit revised. On February 20, 2006, the WDNR issued a NOV which incorporated most of the alleged noncompliance events described above (the alleged exceedances of the carbon monoxide limit was not included) and added issues relating to opacity monitoring and the operation of a particulate source for three days without a functioning baghouse. Under the WDNR's stepped enforcement process, a NOV is the first step in the WDNR's enforcement procedure. If the WDNR decides to continue the enforcement process, the next step is a "referral" of the matter to the Wisconsin Attorney General's Office. In addition, citizen groups may seek to initiate enforcement prior to the filing of any lawsuit by the Wisconsin Attorney General's Office or may seek to intervene in the Title V operating permit revision process. WPSC is seeking to amend the applicable permit limits and is taking corrective action. At this time, WPSC believes that its exposure to fines or penalties related to this noncompliance would not have a material impact on its financial results.

Mercury and Interstate Air Quality Rules

On October 1, 2004, the mercury emission control rule became effective in Wisconsin. The rule requires WPSC to control annual system mercury emissions in phases. The first phase will occur in 2008 and 2009. In this phase, the annual mercury emissions are capped at the average annual system mercury emissions for the period 2002 through 2004. The next phase will run from 2010 through 2014 and requires a 40% reduction from average annual 2002 through 2004 mercury input amounts. After 2015, a 75% reduction is required with a goal of an 80% reduction by 2018. The State of Wisconsin is in the process of adopting a rule consistent with the federal requirements. However, the State of Wisconsin has filed suit against the federal government along with other states in opposition to the rule. WPSC estimates capital costs of approximately $15 million to achieve the proposed 75% reductions. The capital costs are expected to be recovered in a future rate case.

In March 2005, the EPA finalized the mercury "maximum achievable control technology" standards and an alternative mercury "cap and trade" program, Clean Air Mercury Rule, modeled on the Clear Skies legislation initiative. The EPA also finalized the Clean Air Interstate Rule (formerly known as the Interstate Air Quality Rule), which will reduce sulfur dioxide and nitrogen oxide emissions from utility boilers located in 29 states, including Wisconsin, Michigan, Pennsylvania, and New York.

The final mercury rule establishes New Source Performance Standards for new units based upon the type of coal burned. Weston 4 will install and operate mercury control technology with the aim of achieving a mercury emission rate less than that in the final EPA mercury rule.

The final mercury rule establishes a mercury cap and trade program, which requires a 21% reduction in national mercury emissions in 2010 and a 70% reduction in national mercury emissions beginning in 2018. Based on the final rule and current projections, WPSC anticipates meeting the mercury rule cap and trade requirements and does not anticipate incurring costs beyond those to comply with the Wisconsin rule.

Integrys Energy Services expects no significant capital costs for compliance with the 70% reduction requirement.

The final Clean Air Interstate Rule requires reduction of sulfur dioxide and nitrogen oxide emissions in two phases. The first phase requires about a 50% reduction beginning in 2009 for nitrogen oxide and beginning in 2010 for sulfur dioxide. The second phase begins in 2015 for both pollutants and requires about a 65% reduction in emissions. The rule allows the affected states (including Wisconsin, Michigan, Pennsylvania, and New York) to either require utilities located in the state to participate in the EPA's interstate cap and trade program or meet the state's emission budget for sulfur dioxide and nitrogen oxide through measures to be determined by the state. Wisconsin's rule, which is anticipated to be final in June 2007, incorporates the cap and trade approach.

Currently, WPSC is evaluating a number of options that include using the cap and trade program and/or installing controls. For planning purposes, it is assumed that additional sulfur dioxide and nitrogen oxide controls will be needed on existing units or the existing units will need to be converted to natural gas by 2015. The installation of any controls and/or any conversion to natural gas will need to be scheduled as part of WPSC's long-term maintenance plan for its existing units. As such, controls or conversions may need to take place before 2015. On a preliminary basis and assuming controls or conversion are required, WPSC estimates capital costs of $229 million in order to meet an assumed 2015 compliance date. This estimate is based on costs of current control technology and current information regarding the final EPA rule. The costs may change based on the requirements of the final state rules.

Integrys Energy Services is evaluating the compliance options for the Clean Air Interstate Rule. Additional nitrogen oxide controls on some of Integrys Energy Services' facilities may be necessary, and would cost approximately $0.3 million. Integrys Energy Services will evaluate a number of options including using the cap and trade program, fuel switching, and/or installing controls.

Clean Air Regulations

Most of the generation facilities owned by Integrys Energy Services are located in an ozone transport region. As a result, these generation facilities are subject to additional restrictions on emissions of nitrogen oxide and sulfur dioxide. In future years, Integrys Energy Services expects to purchase sulfur dioxide and nitrogen oxide emission allowances at market rates, as needed, to meet its requirements for its generation facilities.

Spent Nuclear Fuel Disposal

The federal government is responsible for the disposal or permanent storage of spent nuclear fuel. The United States Department of Energy (DOE) is currently preparing an application to license a permanent spent nuclear fuel storage facility in the Yucca Mountain area of Nevada. Spent nuclear fuel is currently being stored at the Kewaunee Nuclear Power Plant formerly owned by WPSC.

The United States government through the DOE was under contract with WPSC for the pick up and long-term storage of Kewaunee's spent nuclear fuel. Because the DOE failed to begin scheduled pickup of the spent nuclear fuel, WPSC incurred costs for the storage of the spent nuclear fuel. WPSC is a participant in a suit filed against the federal government for breach of contract and failure to pick up and store the spent nuclear fuel. The case was filed on January 22, 2004, in the United States Court of Federal Claims. The case has been temporarily stayed until June 29, 2007.

In July 2005, WPSC sold Kewaunee to a subsidiary of Dominion Resources, Inc. Pursuant to the terms of the sale, Dominion has the right to pursue the spent nuclear fuel claim and WPSC will retain the contractual right to an equitable share of any future settlement or verdict. The total amount of damages sought is unknown at this time.

Manufactured Gas Plant Remediation

WPSC continues to investigate the environmental cleanup of ten manufactured gas plant sites. Cleanup of the land portion of the Oshkosh, Stevens Point, Green Bay, Manitowoc, Menominee, and two Sheboygan sites in Wisconsin are substantially complete. Groundwater treatment and/or monitoring at these sites will continue into the future. Cleanup of the land portion of three sites will be addressed in the future. River sediment remains to be addressed at sites with sediment contamination, and priorities will be determined in consultation with the EPA. The additional work at the sites remains to be scheduled.

In May 2006, WPSC transferred six sites with sediment contamination formally under WDNR jurisdiction to the EPA Superfund Alternatives Program. In January 2007, a seventh site in Sheboygan was transferred to the EPA Superfund Alternatives Program. Under the EPA's program, the remedy decision will be based on risk-based criteria typically used at Superfund sites. A schedule has been agreed to under which on-site investigative work will commence in 2007. WPSC estimated the future undiscounted investigation and cleanup costs as of December 31, 2006, to be approximately $67.8 million. WPSC may adjust these estimates in the future, contingent upon remedial technology, regulatory requirements, remedy determinations, and the assessment of natural resource damages. WPSC expects to recover actual cleanup costs, net of insurance recoveries, in future customer rates. Under current PSCW policies, WPSC will not recover carrying costs associated with the cleanup expenditures. WPSC has received $12.7 million in insurance recoveries, which were recorded as a reduction in the regulatory asset as of December 31, 2006.

MGUC, which acquired retail natural gas distribution operations in Michigan from Aquila in the second quarter of 2006, is responsible for the environmental impacts at 11 manufactured gas plant sites. Removal of the most contaminated soil has been completed at seven sites. Future investigations are needed at many of the sites to evaluate on-site, off-site, and sediment impacts.

MGUC has estimated future investigation and remediation costs of approximately $25 million as of December 31, 2006. The MPSC has historically authorized recovery of these costs. An environmental liability and related regulatory asset were recorded at the date of acquisition to reflect the expected investigation and clean-up costs relating to these sites and the expected recovery of these costs in future rates.

As these 11 sites are integrated into the corporate gas plant site management program, cost estimates may change. We will also evaluate the feasibility of transferring the MGUC sites into the EPA Superfund Alternatives Program.

MERC, which acquired retail natural gas distribution operations in Minnesota from Aquila in the third quarter of 2006, is not responsible for any manufactured gas plant sites, and thus, no environmental investigations are needed.

Flood Damage

On May 14, 2003, a fuse plug at the Silver Lake reservoir owned by UPPCO was breached. This breach resulted in subsequent flooding downstream on the Dead River, which is located in Michigan's Upper Peninsula near Marquette, Michigan.

A dam owned by Marquette Board of Light and Power, which is located downstream from the Silver Lake reservoir near the mouth of the Dead River, also failed during this event. In addition, high water conditions and siltation resulted in damage at the Presque Isle Power Plant owned by Wisconsin Electric Power Company. Presque Isle, which is located downstream from the Marquette Board of Light and Power dam, was ultimately forced into a temporary shutdown.

The FERC's Independent Board of Review issued its report in December 2003 and concluded that the root cause of the incident was the failure of the design of the fuse plug to take into account the highly erodible nature of the fuse plug's foundation materials and spillway channel, resulting in the complete loss of the fuse plug, foundation, and spillway channel. This caused the release of Silver Lake far beyond the intended design of the fuse plug. The fuse plug for the Silver Lake reservoir was designed by an outside engineering firm.

UPPCO has worked with federal and state agencies in their investigations. UPPCO is still in the process of investigating the incident. Integrys Energy Group maintains a comprehensive insurance program that includes UPPCO and which provides both property insurance for its facilities and liability insurance for liability to third parties. Integrys Energy Group is insured in amounts that it believes are sufficient to cover its responsibilities in connection with this event. Deductibles and self-insured retentions on these policies are not material to Integrys Energy Group.

As of May 13, 2005, several lawsuits were filed by the claimants and putative defendants relating to this incident. The suits that have been filed against UPPCO, Integrys Energy Group, and WPSC include the following claimants: Wisconsin Electric Power Company, Cleveland Cliffs, Inc., Board of Light and Power of the City of Marquette, the City of Marquette, the County of Marquette, Dead River Campers, Inc., Marquette County Road Commission, SBC, ATC, and various land and home owners along the Silver Lake reservoir and Dead River system. In May 2005, UPPCO filed a suit against the engineering company that designed the fuse plug (MWH Americas, Inc.) and the contractor who built it (Moyle Construction, Inc.). UPPCO has reached a confidential settlement with Wisconsin Electric Power Company resolving Wisconsin Electric Power Company's claims. The settlement payment has been reimbursed by Integrys Energy Group's insurer and, therefore, did not have a material impact on the Consolidated Financial Statements. Integrys Energy Group has also settled several small claims with various landowners that are also covered by insurance. Integrys Energy Group is defending the remaining lawsuits and is seeking resolution of all claims and litigation where possible. A trial date in October 2007 has been set for the remaining cases.

In November 2003, UPPCO received approval from the MPSC and the FERC for deferral of costs that are not reimbursable through insurance or recoverable through the power supply cost recovery mechanism. Recovery of costs deferred will be addressed in future rate proceedings.

UPPCO has announced its decision to restore Silver Lake as a reservoir for power generation pending approval of a license amendment and an economically feasible design by the FERC. The FERC has required that a board of consultants evaluate and oversee the design approval process. UPPCO is developing a timeline for the project, provided the FERC approves an economically feasible design. Once work is done, Silver Lake is expected to take approximately two years to refill, based upon natural precipitation.

Other Environmental Issues

Groundwater testing at a former ash disposal site of UPPCO indicated elevated levels of boron and lithium. Supplemental remedial investigations were performed, and a revised remedial action plan was developed. The Michigan Department of Environmental Quality approved the plan in January 2003. UPPCO received an order from the MPSC permitting deferral and future recovery of these costs. A liability of $1.3 million and an associated regulatory asset of $1.3 million were recorded at December 31, 2006, for estimated future expenditures associated with remediation of the site. In addition, UPPCO has an informal agreement, with the owner of another landfill, under which UPPCO has agreed to pay 17% of the investigation and remedial costs. It is estimated that the cost of addressing the site over the next year will be $2.4 million. UPPCO has recorded $0.4 million of this amount as its share of the liability as of December 31, 2006.

There is increasing concern over the issue of climate change and the effect of emissions of greenhouse gases. Integrys Energy Group is evaluating both the technical and cost implications, which may result from a future greenhouse gas regulatory program. This evaluation indicates that it is probable that any regulatory program that caps emissions or imposes a carbon tax will increase costs for Integrys Energy Group and its customers. At this time, there is no commercially available technology for removing carbon dioxide from a pulverized coal-fired plant, but significant research is in progress. Efforts are underway within the utility industry to develop cleaner ways to burn coal. The use of alternate fuels is also being explored by the industry, but there are many cost and availability issues. Based on the complexity and uncertainty of the climate issues, a risk exists that future carbon regulation will increase the cost of electricity produced at coal-fired generation units. However, we believe the capital expenditures we are making at our generation units are appropriate under any reasonable mandatory greenhouse gas program. Integrys Energy Group will continue to monitor and manage potential risks and opportunities associated with future greenhouse gas regulatory actions.

Stray Voltage Claims

The PSCW has established certain requirements regarding stray voltage for all utilities subject to its jurisdiction. The PSCW has defined what constitutes "stray voltage," established a level of concern at which some utility corrective action is required, and set forth test protocols to be employed in evaluating whether a stray voltage problem exists. However, in 2003, the Supreme Court of Wisconsin ruled in Hoffmann v. WEPCO that a utility could be found liable for damage from stray voltage even though the utility had complied with the PSCW's requirements and no stray voltage problem existed as defined by the PSCW. Consequently, although WPSC believes it abides by the applicable PSCW requirements, it is not immune from stray voltage lawsuits.

From time to time, WPSC has been sued by dairy farmers who allege that they have suffered loss of milk production and other damages due to "stray voltage" from the operation of WPSC's electrical system. Past cases have been resolved without any material adverse effect on the financial statements of WPSC. Two stray voltage cases are now pending. The first case, Allen v. WPSC, resulted in a June 2003 jury verdict in the plaintiffs favor. Both parties appealed. In February 2005, the court of appeals affirmed the damage verdict but remanded to the trial court for a determination of whether a post-verdict injunction was warranted. WPSC paid the damages verdict. On August 31, 2006, the parties settled the injunction issues. This settlement does not resolve the entire case, because the plaintiff has been permitted to file an amended complaint seeking money damages suffered since June 2003. The expert witnesses retained by WPSC do not believe that there is any scientific evidence of a "stray voltage" problem caused by WPSC on the plaintiffs land from June 2003 to the present. Accordingly, WPSC intends to contest the plaintiffs claim for money damages. Trial is set for September 2007. The second case, Wojciehowski Brothers Farms v. WPSC, was brought in Wisconsin in Marinette County. The case is currently in discovery, and WPSC is vigorously defending the case. No trial date has been set.

Two cases have been recently resolved. The first of these cases, Schmoker v. WPSC was brought in Wisconsin state court in Winnebago County. This case has been settled well within WPSC's self-insured retention. The second of these cases, Seidl v. WPSC, is also no longer pending. That case was dismissed on June 21, 2005, when the trial judge granted WPSC's motion for a directed verdict. The Seidl plaintiffs appealed that dismissal. On July 18, 2006, the Court of Appeals affirmed the trial judge's ruling. The plaintiffs chose not to ask the Wisconsin Supreme Court to review the case, so the dismissal is now final.

WPSC has insurance coverage for these pending claims, but the policies have customary self-insured retentions per occurrence. Based upon the information known at this time and the availability of insurance, WPSC believes that the total cost to it of resolving the pending actions will not be material.

Wausau, Wisconsin, to Duluth, Minnesota, Transmission Line

Construction of the 220-mile, 345-kilovolt Wausau, Wisconsin, to Duluth, Minnesota, transmission line began in the first quarter of 2004 with the Minnesota portion completed in early 2005. Construction in Wisconsin began on August 8, 2005.

ATC has assumed primary responsibility for the overall management of the project and will own and operate the completed line. WPSC received approval from the PSCW and the FERC and subsequently transferred ownership of the project to ATC. WPSC will continue to manage obtaining the private property rights, design, and construction of the Wisconsin portion of the project.

The Certificate of Public Convenience and Necessity and other permits needed for construction have been received and are final. In addition, on August 5, 2005, the new law allowing condemnation of county land for transmission lines approved by the PSCW became effective.

Integrys Energy Group committed to fund 50% of total project costs incurred up to $198 million and will receive additional equity in ATC in exchange for the project funding. Under its agreement, Integrys Energy Group invested $22.4 million in ATC for this project in 2006, bringing Integrys Energy Group's investment in ATC related to the project to $109.0 million since inception. Integrys Energy Group may terminate funding if the project extends beyond January 1, 2010. On December 19, 2003, WPSC and ATC received approval from the PSCW to continue the project at a revised cost estimate of $420.3 million to reflect additional costs for the project resulting from time delays, added regulatory requirements, changes and additions to the project, and ATC overhead costs. Integrys Energy Group has the right, but not the obligation, to provide additional funding in excess of $198 million for up to 50% of the revised cost estimate. However, Integrys Energy Group's future funding of the line will be reduced by the amount funded by Allete, Inc. Allete exercised its option to fund $60 million of future capital calls for the portion of the Wausau to Duluth transmission line and had completed funding the $60 million as of February 2007. During 2007 through the completion of the line in 2008, Integrys Energy Group expects to fund up to approximately $57 million for the Wausau to Duluth transmission line.

Beaver Falls

Integrys Energy Services' Beaver Falls generation facility in New York has been out of service since late June 2005. An unplanned outage was caused by the failure of the first stage turbine blades. The decision to repair the plant was made in late August 2006 and the dismantling and repair process has begun. The facility is expected to be available for service in June 2007. Repairs to the facility continue to be on track and, inclusive of insurance recoveries, Integrys Energy Services estimates that out-of-pocket costs to repair the turbine and replace the damaged blades will be approximately $5.8 million. An analysis of the expected undiscounted future cash flows of the Beaver Falls facility demonstrates that the carrying value of the plant and related assets is recoverable.

Revenue Sufficiency Guarantee Charges

On April 25, 2006, the FERC issued an order regarding MISO's "Revenue Sufficiency Guarantee" charges (RSG charges). RSG charges are collected by MISO from Load Serving Entities in order to compensate generators that are standing by to supply electricity when called upon by MISO. MISO's business practice manuals and other instructions to market participants have stated, since the implementation of market operations on April 1, 2005, that RSG charges will not be imposed on offers to supply power not supported by actual generation (also known as virtual supply offers). However, some market participants raised questions about the language of MISO's tariff concerning that issue and in October 2005, MISO submitted to the FERC proposed tariff revisions clarifying its tariff to reflect its business practices with respect to RSG charges, and filed corrected tariff sheets exempting virtual supply from RSG charges. In its April 2006 decision, the FERC interpreted MISO's tariff to require that virtual supply offers must be included in the calculation of the RSG charges and that to the extent that MISO did not charge virtual supply offers for RSG charges, it violated the terms of its tariff. The FERC order then proceeded to require MISO to recalculate the RSG charges back to April 1, 2005, and to make refunds to customers, with interest, reflecting the recalculated charges. In order to make such refunds, it is likely that MISO will attempt to impose retroactively RSG charges on those who submitted virtual supply offers during the recalculation period. Integrys Energy Services and our electric utility segment made virtual supply offers in MISO during this period on which no RSG charges were imposed, and thus may be subject to a claim for refunds from MISO (which claim will be contested). The electric utility segment will be eligible for the refund discussed above, which is expected to more than offset any charges that will be imposed on the electric utility segment. Integrys Energy Services is eligible for offsetting refunds; however, the amount of estimated refund will not offset charges incurred from virtual supply offers. The FERC's April 2006 order has been challenged by MISO and other parties, including Integrys Energy Group, and the eventual outcome of these proceedings is unclear. As such, no amounts have been recorded for the potential RSG charges in Integrys Energy Group's financial statements.

On October 26, 2006, the FERC issued a rehearing order on its April 25, 2006, RSG order granting rehearing on the RSG refunds for virtual transactions. Although this rehearing order does reaffirm the FERC's original order on the need for virtual transactions to pay RSG charges prospectively, it eliminates the original requirement that MISO provide refunds and potential re-billings of virtual transactions back to April 1, 2005. The rehearing order does require refunds back to April 1, 2005, for market participants that were charged RSG for imports but the FERC does not specify how those refunds will be funded. Since the refunds are for less frequent transactions, the total potential costs to WPSC, UPPCO, and Integrys Energy Services will be insignificant. A number of parties have asked for clarifications and rehearing of this FERC rehearing order and it is also subject to court challenge and so far one party has filed a court challenge of the order. In addition, there are requests for a stay or delay in any refunds and resettlements until the rehearing requests are resolved to minimize resettlements.

Synthetic Fuel Production Facility

Background

We have significantly reduced our consolidated federal income tax liability through tax credits available to us under Section 29/45K of the Internal Revenue Code for the production and sale of solid synthetic fuel produced from coal. These tax credits are scheduled to expire at the end of 2007 and are provided as an incentive for taxpayers to produce fuel from alternate sources and reduce domestic dependence on imported oil. This incentive is not deemed necessary if the price of oil increases sufficiently to provide a natural market for the fuel. Therefore, the tax credits in a given year are subject to phase-out if the annual average reference price of oil within that year exceeds a minimum threshold price set by the Internal Revenue Service (IRS) and are eliminated entirely if the average annual reference price increases beyond a maximum threshold price set by the IRS. The reference price of a barrel of oil is an estimate of the annual average wellhead price per barrel for domestic crude oil, which has in recent history been approximately $6.50 below the NYMEX price of a barrel of oil. The threshold price at which the credit begins to phase-out was set in 1980 and is adjusted annually for inflation; the IRS releases the final numbers for a given year in the first part of the following year.

Information Related to Section 29/45K Federal Tax Credits

In order to mitigate exposure to the risk of an increase in oil prices that could reduce the amount of Section 29/45K federal tax credits that could be recognized, Integrys Energy Services entered into derivative (option) contracts, beginning in the first quarter of 2005, covering a specified number of barrels of oil. If no phase-out had occurred in 2006, Integrys Energy Services would have recognized approximately $44 million of Section 29/45K federal tax credits both from its ownership interest in a synthetic fuel production facility and additional tons of synthetic fuel it was able to procure from its synthetic fuel partners, who curtailed their production in the third and fourth quarters of 2006 when oil prices were increasing. Integrys Energy Services elected to take, and economically hedged, the risk associated with the additional production its synthetic fuel partners curtailed. As of December 31, 2006, based upon 2006 actual oil prices, Integrys Energy Services estimated that approximately 33% of the $44 million of 2006 tax credits that otherwise would be available from the production and sale of synthetic fuel would be phased out, resulting in the recognition of $29.5 million of Section 29/45K tax credits in 2006. Inception-to-date, gains on oil option contracts utilized to economically hedge the 2006 tax credits added an additional $2.1 million of pre-tax income, consisting of a $4.0 million pre-tax gain in 2005 and a $1.9 million pre-tax loss in 2006. Although 2006 oil prices are known at December 31, 2006, the final reference price and inflation factor published by the IRS (discussed above) will not be available until April 2007. However, based upon the accuracy of past estimates we do not believe the published reference price and inflation factor will differ significantly from our December 31, 2006 assumptions and, therefore, should not have a material impact on Section 29/45K federal tax credits recognized in 2006. At December 31, 2006, Integrys Energy Services had derivative (option) contracts that mitigated approximately 75% of its volumetric exposure to Section 29/45K phase-outs in 2007.

In addition to exposure from federal tax credits, Integrys Energy Services has also historically received royalties tied to the amount of synthetic fuel produced, as well as variable payments from a counterparty related to Integrys Energy Services' 2002 sale of 30% of its interest in ECO Coal Pelletization #12. While variable payments were received by Integrys Energy Services quarterly, royalties are a function of annual synthetic fuel production and are generally not received until later in the year. Because Integrys Energy Services' partners in the synthetic fuel facility curtailed their synthetic fuel production throughout 2006 and at least one counterparty elected not to take any production in 2007, Integrys Energy Services did not realize any royalty income in 2006 and does not anticipate receiving any royalty income in 2007, compared to $3.5 million and $4.1 million of pre-tax royalty income that was realized in 2005 and 2004, respectively. Integrys Energy Services realized pre-tax income related to variable payments from the 2002 sale of $3.2 million through the first nine months of 2006, but did not realize any income from variable payments in the fourth quarter of 2006 and does not expect to realize any income from variable payments for the year ended December 31, 2007, primarily because Integrys Energy Services will take this counterparty's production in 2007. In comparison, Integrys Energy Services realized pre-tax income of $3.6 million and $3.5 million related to the variable payments in 2005 and 2004, respectively.

Impact of Synthetic Fuel Activities on Results of Operations
The following table shows the impact that Integrys Energy Services' investment in the synthetic fuel production facility and procurement of additional tons, including derivative (option) contract activity, had on the Consolidated Statements of Income.

	Income (Loss)		
Amounts are pre-tax, except tax credits (Millions)	2006	2005	2004
Provision for income taxes:			
Section 29/45K federal tax credits recognized	$29.5	$26.1	$27.8
Nonregulated revenue:			
Net realized gains on 2005 oil options	-	0.3	-
Mark-to-market (losses) gains on 2006 oil options	(4.0)	4.0	-
Net realized gains on 2006 oil options	2.1	-	-
Mark-to-market (losses) gains on 2007 oil options	(0.5)	4.4	-
Miscellaneous income:			
Operating losses – synthetic fuel facility	(23.9)	(16.8)	(14.1)
Variable payments received	3.2	3.6	3.5
Royalty income recognized	-	3.5	4.1
Deferred gain recognized	2.3	2.3	2.3
Interest received on fixed note receivable	0.9	1.2	1.7
Minority interest	3.8	4.7	3.4

NOTE 18—GUARANTEES

As part of normal business, Integrys Energy Group and its subsidiaries enter into various guarantees providing financial or performance assurance to third parties on behalf of certain subsidiaries. These guarantees are entered into primarily to support or enhance the creditworthiness otherwise attributed to a subsidiary on a stand-alone basis, thereby facilitating the extension of sufficient credit to accomplish the subsidiaries' intended commercial purposes.

Most of the guarantees issued by Integrys Energy Group include inter-company guarantees between parents and their subsidiaries, which are eliminated in consolidation, and guarantees of the subsidiaries' own performance. As such, these guarantees are excluded from the recognition and measurement requirements of FASB Interpretation No. 45, "Guarantors' Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others."

Corporate guarantees issued in the future under the Board of Directors authorized limits may or may not be reflected on Integrys Energy Group's Consolidated Balance Sheet, depending on the nature of the guarantee.

At December 31, 2006, 2005, and 2004, outstanding guarantees totaled $1,659.0 million, $1,310.6 million, and $977.9 million, respectively, as follows:

Integrys Energy Group's Outstanding Guarantees *(Millions)*	December 31, 2006	December 31, 2005	December 31, 2004
Guarantees of subsidiary debt	$ 178.3	$ 27.2	$ 27.2
Guarantees supporting commodity transactions of subsidiaries	1,314.0	1,154.7	863.9
Standby letters of credit	155.3	114.3	80.9
Surety bonds	1.2	0.8	0.6
Other guarantees	10.2	13.6	5.3
Total guarantees	$1,659.0	$1,310.6	$977.9

Integrys Energy Group's Outstanding Guarantees *(Millions)* Commitments Expiring	Total Amounts Committed at December 31, 2006	Less Than 1 Year	1 to 3 Years	4 to 5 Years	Over 5 Years
Guarantees of subsidiary debt	$ 178.3	$ 150.0	$ -	$ -	$28.3
Guarantees supporting commodity transactions of subsidiaries	1,314.0	1,050.1	216.5	5.3	42.1
Standby letters of credit	155.3	153.1	2.2	-	-
Surety bonds	1.2	1.2	-	-	-
Other guarantees	10.2	-	10.2	-	-
Total guarantees	$1,659.0	$1,354.4	$228.9	$5.3	$70.4

At December 31, 2006, Integrys Energy Group had outstanding $178.3 million in corporate guarantees supporting indebtedness. Of that total, $150.0 million supports an Integrys Energy Services 364-day credit agreement entered into in April 2006, to finance its margin requirements related to natural gas and electric contracts traded on the NYMEX and the ICE, as well as the cost of natural gas in storage and for general corporate purposes. Borrowings under this agreement are guaranteed by Integrys Energy Group and are subject to the aggregate $1.65 billion guarantee limit authorized for Integrys Energy Services by Integrys Energy Group's Board of Directors (discussed below). At December 31, 2006, the entire $150.0 million has been borrowed by Integrys Energy Services, leaving no availability on the existing credit agreement. The remaining $28.3 million of guarantees support outstanding debt at Integrys Energy Services' subsidiaries, of which $1.0 million is subject to the $1.65 billion limit and the remaining $27.3 million received separate authorization from Integrys Energy Group's Board of Directors. The underlying debt related to these guarantees is reflected on Integrys Energy Group's Consolidated Balance Sheet.

Integrys Energy Group's Board of Directors has authorized management to issue corporate guarantees in the aggregate amount of up to $1.65 billion to support the business operations of Integrys Energy Services. Integrys Energy Group primarily issues the guarantees to counterparties in the wholesale electric and natural gas marketplace to provide them assurance that Integrys Energy Services will perform on its obligations and permit Integrys Energy Services to operate within these markets. At December 31, 2006, Integrys Energy Group provided parental guarantees subject to this limit in the amount of $1,201.4 million, reflected in the above table for Integrys Energy Services' indemnification obligations for business operations, in addition to $8.1 million of guarantees that received specific authorization from Integrys Energy Group's Board of Directors and are not included in the $1.65 billion general authorized amount. Of the parental guarantees provided by Integrys Energy Group, the current amount at December 31, 2006, which Integrys Energy Group would be obligated to support, is approximately $520.5 million.

Another $3.2 million of corporate guarantees support energy and transmission supply at UPPCO and are not reflected on Integrys Energy Group's Consolidated Balance Sheets. In February 2005, Integrys Energy Group's Board of Directors authorized management to issue corporate guarantees in the aggregate amount of up to $15.0 million to support the business operations of UPPCO.

Corporate guarantees in the amount of $75.0 million and $125.0 million have been authorized by Integrys Energy Group's Board of Directors to support MGUC and MERC, respectively. MGUC and MERC had $40.2 million and $61.1 million, respectively, of outstanding guarantees related to natural gas supply at December 31, 2006.

At Integrys Energy Group's request, financial institutions have issued $155.3 million in standby letters of credit for the benefit of third parties that have extended credit to certain subsidiaries. Of this amount, $150.3 million has been issued to support Integrys Energy Services' operations. Included in the $150.3 million is $2.5 million that has specific authorization from Integrys Energy Group's Board of Directors and is not included in the $1.65 billion guarantee limit. The remaining $147.8 million counts against the $1.65 billion guarantee limit authorized for Integrys Energy Services. If a subsidiary does not pay amounts when due under a covered contract, the counterparty may present its claim for payment to the financial institution, which will request payment from Integrys Energy Group. Any amounts owed by our subsidiaries are reflected in Integrys Energy Group's Consolidated Balance Sheet.

At December 31, 2006, Integrys Energy Group furnished $1.2 million of surety bonds for various reasons including worker compensation coverage and obtaining various licenses, permits, and rights-of-way. Liabilities incurred as a result of activities covered by surety bonds are included in the Integrys Energy Group's Consolidated Balance Sheet.

A guarantee of $4.9 million listed in the table on the prior page under other guarantees was issued by WPSC to indemnify a third party for exposures related to the construction of utility assets. This amount is not reflected on Integrys Energy Group's Consolidated Balance Sheet, as this agreement was entered into prior to the effective date of FASB Interpretation No. 45.

In conjunction with the sale of Kewaunee, WPSC and Wisconsin Power and Light Company agreed to indemnify Dominion for 70% of any and all reasonable costs asserted or initiated against, suffered, or otherwise existing, incurred or accrued, resulting from or arising from the resolution of any design bases documentation issues that are incurred prior to completion of Kewaunee's scheduled maintenance period for 2009 up to a maximum exposure of $15 million for WPSC and Wisconsin Power and Light Company combined. WPSC believes that it will expend its share of costs related to this indemnification and, as a result, recorded the fair value of the liability, or $8.9 million, as a component of the loss on the sale of Kewaunee. WPSC has paid a total of $3.6 million to Dominion related to this guarantee, reducing the liability to $5.3 million as of December 31, 2006.

Under the agreements related to the sales of Sunbury, the Kimball storage field, and Niagara, Integrys Energy Services agreed to indemnify the buyers for losses resulting from potential breaches of Integrys Energy Services' representations and warranties thereunder. Integrys Energy Services believes the likelihood of having to make any material cash payments under these sales agreements as a result of breaches of representations and warranties is remote, and as such, has not recorded any liability related to these agreements.

NOTE 19—EMPLOYEE BENEFIT PLANS

Integrys Energy Group has a non-contributory qualified retirement plan covering substantially all employees. Integrys Energy Group also sponsors several nonqualified retirement plans, which are not funded.

Integrys Energy Group also currently offers medical, dental, and life insurance benefits to employees and their dependents. We expense these items for active employees as incurred. We fund benefits for retirees through irrevocable trusts as allowed for income tax purposes.

The net periodic benefit cost associated with the plans is allocated among Integrys Energy Group's subsidiaries. Actuarial calculations are performed (based upon specific employees and their related years of service) in order to determine the appropriate benefit cost allocation.

The costs of pension and postretirement benefits are expensed over the period in which the employee renders service. The transition obligation for postretirement benefits of current and future retirees is being recognized over a 20-year period beginning in 1993. Integrys Energy Group uses a December 31 measurement date for all of its plans.

The Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the Act) provides a prescription drug benefit under Medicare

Part D as well as a federal subsidy to sponsors of certain retiree health care benefit plans. In May 2004, the FASB staff issued FSP 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003." Integrys Energy Group and its actuarial advisors determined that benefits provided by Integrys Energy Group's plan as of the date of enactment were at least actuarially equivalent to Medicare Part D, and, accordingly, Integrys Energy Group is entitled to the federal subsidy. The effect of the subsidy served to reduce the net postretirement benefit cost by $6.4 million, $6.5 million, and $2.6 million for Integrys Energy Group for the years ended December 31, 2006, 2005, and 2004, respectively.

Plan Information

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)." SFAS No. 158 requires employers to recognize a defined benefit postretirement plan's funded status in the Consolidated Balance Sheets effective December 31, 2006, and recognize changes in the plan's funded status in comprehensive income in the year in which the changes occur. Integrys Energy Group's regulated utilities record changes in the funded status to regulatory asset or liability accounts, pursuant to SFAS No. 71. The following table shows the incremental effects of applying SFAS No. 158 on individual line items on Integrys Energy Group's Consolidated Balance Sheet at December 31, 2006.

(Millions)	Before Application of Statement 158	Adjustments	After Application of Statement 158
Regulatory assets	**$ 307.7**	**$110.1**	**$ 417.8**
Other assets	**371.3**	**(1.7)**	**369.6**
Total assets	**6,753.3**	**108.4**	**6,861.7**
Other current liabilities	**137.9**	**4.0**	**141.9**
Regulatory liabilities	**298.0**	**3.7**	**301.7**
Pension and postretirement benefit obligations	**80.5**	**108.1**	**188.6**
Noncurrent deferred income taxes	**100.5**	**(2.9)**	**97.6**
Common stock equity	**1,538.1**	**(4.5)**	**1,533.6**
Total liabilities and shareholders' equity	**6,753.3**	**108.4**	**6,861.7**

The following tables provide a reconciliation of the changes in the plans' benefit obligations and fair value of assets during 2006, 2005, and 2004, as well as a statement of the funded status as of December 31.

	Pension Benefits			Other Benefits		
(Millions)	2006	2005	2004	2006	2005	2004
Reconciliation of benefit obligation (qualified and non-qualified plans)						
Obligation at January 1	**$727.8**	$720.7	$637.2	**$286.9**	$294.7	$281.6
Service cost	**24.2**	23.9	20.5	**7.1**	8.0	7.5
Interest cost	**42.1**	40.3	39.8	**17.3**	16.5	16.9
Plan spin off – Kewaunee sale	**-**	(25.7)	-	**-**	(13.3)	-
Plan acquisitions – MGUC and MERC	**60.8**	-	-	**23.0**	-	-
Actuarial (gain) loss – net	**(19.5)**	8.2	62.0	**(33.1)**	(9.6)	(3.4)
Net benefit payments	**(48.1)**	(39.6)	(38.8)	**(9.1)**	(9.4)	(7.9)
Obligation at December 31	**$787.3**	$727.8	$720.7	**$292.1**	$286.9	$294.7
Reconciliation of fair value of plan assets (qualified plans)						
Fair value of plan assets at January 1	**$583.0**	$588.9	$569.9	**$183.0**	$170.9	$149.7
Actual return on plan assets	**67.3**	39.7	54.5	**16.5**	11.3	12.9
Employer contributions	**25.3**	8.2	1.6	**17.9**	20.4	16.2
Plan spin off – Kewaunee sale	**-**	(15.5)	-	**-**	(10.4)	-
Plan acquisitions – MGUC and MERC	**45.0**	-	-	**5.4**	-	-
Net benefit payments	**(46.6)**	(38.3)	(37.1)	**(10.0)**	(9.2)	(7.9)
Fair value of plan assets at December 31	**$674.0**	$583.0	$588.9	**$212.8**	$183.0	$170.9

(Millions)	Pension Benefits		Other Benefits	
	2006	2005	2006	2005
Funded status of plans				
Funded status at December 31	$(113.3)	$(144.8)	$(79.3)	$(103.9)
Unrecognized transition obligation	–	0.2	–	2.9
Unrecognized prior-service cost	–	39.4	–	(17.1)
Unrecognized loss	–	120.3	–	74.2
Net asset (liability) recognized	$(113.3)	$ 15.1	$(79.3)	$ (43.9)

Amounts recognized in Integrys Energy Group's Consolidated Balance Sheet at December 31, 2005, related to the benefit plans consisted of:

(Millions)	Pension Benefits	Other Benefits
Accrued benefit cost	$(63.6)	$(43.9)
Intangible assets	39.7	–
Regulatory asset	32.6	–
Accumulated other comprehensive income (before tax effect of $2.6 million)	6.4	–
Net asset (liability) recognized	$ 15.1	$(43.9)

Amounts recognized in Integrys Energy Group's Consolidated Balance Sheet at December 31, 2006, related to the benefit plans consisted of:

(Millions)	Pension Benefits	Other Benefits
Current liabilities	$ 3.8	$ 0.2
Noncurrent liabilities	109.5	79.1
	$113.3	$79.3

The accumulated benefit obligation for all defined benefit pension plans was $700.1 million and $646.5 million at December 31, 2006, and 2005, respectively. Information for pension plans with an accumulated benefit obligation in excess of plan assets is presented in the following table.

(Millions)	December 31,	
	2006	2005
Projected benefit obligation	$34.3	$727.8
Accumulated benefit obligation	32.2	646.5
Fair value of plan assets	–	583.0

The following table shows the amounts that have not yet been recognized in Integrys Energy Group's net periodic benefit cost as of December 31, 2006. Amounts related to the nonregulated entities are included in accumulated other comprehensive income, while amounts related to the utilities are recorded as regulatory assets.

(Millions)	Pension Benefits	Other Benefits
Accumulated other comprehensive income (pre-tax)		
Net actuarial loss	$ 9.7	$ 1.7
Prior service costs (credits)	1.6	(3.1)
Total	$11.3	$(1.4)
Net regulatory assets		
Net actuarial loss	$58.6	$31.1
Prior service costs (credits)	32.6	(11.8)
Transition obligation	–	2.5
Total	$91.2	$21.8

The estimated net loss and prior service cost for defined benefit pension plans that will be amortized as a component of net periodic benefit cost during 2007 are $6.8 million and $5.1 million, respectively. The estimated net loss, prior service credit, and transition obligation for other postretirement benefit plans that will be amortized as a component of net periodic benefit cost during 2007 are $2.3 million, $(2.2) million, and $0.4 million, respectively.

The following table presents the components of the consolidated net periodic benefit cost for the plans:

(Millions)	Pension Benefits			Other Benefits		
	2006	2005	2004	2006	2005	2004
Net periodic benefit cost						
Service cost	$24.2	$23.9	$20.5	$ 7.1	$ 8.0	$ 7.5
Interest cost	42.1	40.3	39.8	17.3	16.5	16.9
Expected return on plan assets	(44.2)	(43.6)	(45.9)	(13.5)	(12.5)	(11.6)
Amortization of transition obligation	0.2	0.2	0.2	0.4	0.4	0.4
Amortization of prior-service cost (credit)	5.1	5.3	5.7	(2.2)	(2.2)	(2.2)
Amortization of net loss	9.8	8.7	4.5	5.3	5.5	4.1
Net periodic benefit cost	$37.2	$34.8	$24.8	$14.4	$15.7	$15.1

Assumptions

The weighted average assumptions used at December 31 in accounting for the plans are as follows:

	Pension Benefits			Other Benefits		
	2006	2005	2004	2006	2005	2004
Discount rate for benefit obligations	5.87%	5.65%	5.75%	5.87%	5.65%	5.75%
Discount rate for net periodic benefit cost	5.65%	5.75%	6.25%	5.65%	5.75%	6.25%
Expected return on assets	8.50%	8.50%	8.75%	8.50%	8.50%	8.75%
Rate of compensation increase	5.50%	5.50%	5.50%	–	–	–

The assumptions used for Integrys Energy Group's medical and dental cost trend rates are shown in the following table:

	2006	2005	2004
Assumed medical cost trend rate (under age 65)	9.0%	10.0%	11.0%
Ultimate trend rate	5.0%	5.0%	5.0%
Ultimate trend rate reached in	2010	2010	2010
Assumed medical cost trend rate (over age 65)	11.0%	12.0%	13.0%
Ultimate trend rate	6.5%	6.5%	6.5%
Ultimate trend rate reached in	2011	2011	2011
Assumed dental cost trend rate	5.0%	5.0%	5.0%
Ultimate trend rate	5.0%	5.0%	5.0%
Ultimate trend rate reached in	2004	2004	2004

Assumed health care cost trend rates have a significant effect on the amounts reported by Integrys Energy Group for the health care plans. A 1% change in assumed health care cost trend rates would have the following effects:

(Millions)	1% Increase	1% Decrease
Integrys Energy Group		
Effects on total of service and interest cost components of net periodic postretirement health care benefit cost	$ 3.4	$ (3.1)
Effect on the health care component of the accumulated postretirement benefit obligation	$36.2	$(32.8)

Plan Assets

Weighted-average asset allocations of the plans at December 31, 2006, and 2005, are as follows:

	Pension Plan Assets at December 31,		Postretirement Plan Assets at December 31,	
	2006	2005	2006	2005
Asset Category				
Equity securities	60%	63%	61%	62%
Debt securities	35%	32%	39%	38%
Real estate	5%	5%	0%	0%
Total	100%	100%	100%	100%

The Board of Directors has established the Employee Benefits Administrator Committee to manage the operations and administration of all benefit plans and related trusts. The Committee has investment policies for the plan assets that establish target asset allocations for the above listed asset classes as follows: pension plan – equity securities 60%, debt securities 35%, and real estate 5%; postretirement plan – equity securities 65%, and debt securities 35%. Because of market volatility, the Committee periodically reviews the asset allocation and the portfolio is rebalanced when considered appropriate.

Cash Flows

Integrys Energy Group's funding policy is to contribute at least the minimum amounts that are required to be funded under the Employee Retirement Income Security Act, but not more than the maximum amounts that are currently deductible for income tax purposes. We expect to contribute $25.4 million to our pension plans and $15.2 million to our other postretirement benefit plans in 2007.

The following table shows the payments, reflecting expected future service, which Integrys Energy Group expects to make for pension and other postretirement benefits. In addition, the table shows the expected federal subsidies under Medicare Part D, which will partially offset other postretirement benefits, as discussed earlier.

(Millions)	Pension Benefits	Other Benefits	Federal Subsidies
2007	$43.5	$13.3	$(1.3)
2008	45.0	14.2	(1.5)
2009	46.8	15.2	(1.6)
2010	49.7	16.1	(1.7)
2011	51.0	16.9	(1.8)
2012-2016	307.1	95.3	(10.3)

Defined Contribution Benefit Plans

Integrys Energy Group maintains a 401(k) Savings Plan for substantially all full-time employees. Employees generally may contribute from 1% to 30% of their base compensation to individual accounts within the 401(k) Savings Plan. Participation in this plan automatically qualifies eligible non-union employees for participation in the Employee Stock Ownership Plan (ESOP). The company match, in the form of shares of Integrys Energy Group's common stock, is contributed to an employee's ESOP account. The plan requires a match equivalent to 100% of the first 4% and 50% of the next 2% contributed by non-union employees. Certain union employees receive a contribution to their ESOP account regardless of their participation in the 401(k) Savings Plan. The ESOP held 2.3 million shares of Integrys Energy Group's common stock (market value of $122.9 million) at December 31, 2006. Certain employees participate in a discretionary profit-sharing contribution and/or cash match in place of participation in the ESOP. Total costs incurred under these plans were $9.4 million in 2006, $8.4 million in 2005, and $7.9 million in 2004.

Integrys Energy Group maintains a deferred compensation plan that enables certain key employees and non-employee directors to defer a portion of their compensation or fees on a pre-tax basis. Non-employee directors can defer up to 100% of their director fees. There are essentially two separate investment programs available to plan participants. The first program (Program 1) offers Integrys Energy Group's common stock as a hypothetical investment option for participants; deemed dividends paid on the common stock are automatically reinvested; and all distributions must be made in Integrys Energy Group's common stock. The second program (Program 2) offers a variety of hypothetical investment options indexed to mutual funds, Integrys Energy Group's return on equity, and Integrys Energy Group's common stock. Participants may not redirect investments between the two programs. All employee deferrals are remitted to WPSC and, therefore, the liabilities and costs associated with the deferred compensation plans are included on WPSC's Consolidated Balance Sheet and Consolidated Statement of Income, respectively.

Program 1 distributions are made solely in Integrys Energy Group's common stock; consequently, we classify the deferred compensation arrangement as an equity instrument. Changes in the fair value of the deferred compensation obligation are not recognized. The deferred compensation obligation associated with Program 1 was $19.9 million at December 31, 2006, and $16.1 million at December 31, 2005.

Program 2 permits diversification. As a result, the deferred compensation obligation associated with this program is classified as a liability in the Consolidated Balance Sheets and adjusted, with a charge or credit to expense, to reflect changes in the fair value of the deferred compensation obligation. The obligation classified within other long-term liabilities was $26.8 million at December 31, 2006, and $23.6 million at December 31, 2005. The costs incurred under Program 2 were $3.0 million in 2006, $2.6 million in 2005, and $2.1 million in 2004.

The deferred compensation programs are partially funded through shares of Integrys Energy Group's common stock that is held in a rabbi trust. The common stock held in the rabbi trust is classified as a reduction of equity in a manner similar to accounting for treasury stock. The total cost of Integrys Energy Group's common stock held in the rabbi trust was $13.2 million at December 31, 2006, and $10.9 million at December 31, 2005.

NOTE 20—PREFERRED STOCK OF SUBSIDIARY

WPSC has 1,000,000 authorized shares of preferred stock with no mandatory redemption and a $100 par value. Outstanding shares are as follows at December 31:

(Millions, except share amounts)		2006		2005	
	Series	Shares Outstanding	Carrying Value	Shares Outstanding	Carrying Value
	5.00%	**130,765**	**$13.1**	130,778	$13.1
	5.04%	**29,920**	**3.0**	29,920	3.0
	5.08%	**49,928**	**5.0**	49,928	5.0
	6.76%	**150,000**	**15.0**	150,000	15.0
	6.88%	**150,000**	**15.0**	150,000	15.0
Total		**510,613**	**$51.1**	510,626	$51.1

All shares of preferred stock of all series are of equal rank except as to dividend rates and redemption terms. Payment of dividends from any earned surplus or other available surplus is not restricted by the terms of any indenture or other undertaking by WPSC. Each series of outstanding preferred stock is redeemable in whole or in part at WPSC's option at any time on 30 days' notice at the respective redemption prices. WPSC may not redeem less than all, nor purchase any, of its preferred stock during the existence of any dividend default.

In the event of WPSC's dissolution or liquidation, the holders of preferred stock are entitled to receive (a) the par value of their preferred stock out of the corporate assets other than profits before any of such assets are paid or distributed to the holders of common stock and (b) the amount of dividends accumulated and unpaid on their preferred stock out of the surplus or net profits before any of such surplus or net profits are paid to the holders of common stock. Thereafter, the remainder of the corporate assets, surplus, and net profits shall be paid to the holders of common stock.

The preferred stock has no pre-emptive, subscription, or conversion rights, and has no sinking fund provisions.

NOTE 21—COMMON EQUITY

Shares outstanding at December 31	2006	2005
Common stock, $1 par value, 200,000,000 shares authorized	**43,387,460**	40,089,898
Treasury shares	**12,000**	12,000
Average cost of treasury shares	**$25.19**	$25.19
Shares in deferred compensation rabbi trust	**311,666**	270,491
Average cost of deferred compensation rabbi trust shares	**$42.24**	$40.29

Treasury shares at December 31, 2006, and 2005, relate to our Non-Employee Directors Stock Option Plan. All options under this plan have a ten-year life, but may not be exercised until one year after the date of grant.

We issue common stock under our Stock Investment Plan and under certain of our stock-based employee benefit plans. These stock issuances increased equity $25.0 million, $29.0 million, and $28.3 million in 2006, 2005, and 2004, respectively.

In May 2006, 2,700,000 shares of Integrys Energy Group's common stock were issued relating to the physical settlement of the forward equity agreement with an affiliate of J.P. Morgan Securities, Inc. (see discussion below) at $53.70 per share and resulted in a net increase in equity of $139.6 million, inclusive of underwriting commissions and other expenses directly related to the issuance.

In November 2005, 1,900,000 shares of Integrys Energy Group's common stock were issued at $53.70 per share and resulted in a net increase in equity of $98.3 million, inclusive of underwriting commissions and other expenses directly related to the issuance.

Reconciliation of Integrys Energy Group's common stock shares	Common Stock Shares Outstanding
Balance at December 31, 2003	36,830,556
Shares issued	
Stock Investment Plan	452,471
Stock Options and Employee Stock Option Plans	126,834
Long-term Incentive Plan	39,520
Rabbi trust shares	51,410
Balance at December 31, 2004	37,500,791
Shares issued	
Stock Investment Plan	370,928
Stock Options and Employee Stock Option Plans	218,176
Common stock offering	1,900,000
Long-term Incentive Plan	44,538
Rabbi trust shares	55,465
Balance at December 31, 2005	40,089,898
Shares issued	
Stock Investment Plan	**406,878**
Stock Options and Employee Stock Option Plans	**100,604**
Common stock offering	**2,700,000**
Long-term Incentive Plan	**33,788**
Rabbi trust shares	**56,292**
Balance at December 31, 2006	**43,387,460**

Shareholder Rights Plan

In December 1996, we adopted a Shareholder Rights Plan. The rights under this plan expired on their original expiration date of December 11, 2006. The Board of Directors of Integrys Energy Group is focused on maintaining the highest level of corporate governance and believes these rights are no longer needed to protect shareholders.

Dividends

Integrys Energy Group is a holding company and our ability to pay dividends is largely dependent upon the ability of our subsidiaries to pay dividends to us. The PSCW has by order restricted our principal subsidiary, WPSC, to paying normal dividends on its common stock of no more than 103% of the previous year's common stock dividend. The PSCW also requires WPSC to maintain a financial capital structure (i.e., the percentages by which each of common stock equity, preferred stock equity and debt constitute the total capital invested in a utility), which has a common equity range of 50% to 55%. The PSCW has also established a targeted financial common equity ratio at 52% that results in a regulatory common equity ratio of 57.46%. The primary difference between the financial and the regulatory common equity ratio relates to certain off-balance sheet obligations, primarily purchased power obligations, considered by the PSCW in establishing the financial common equity target. Each of these limitations may be modified by a future order of the PSCW. Our right to receive dividends on the common stock of WPSC is also subject to the prior rights of WPSC's preferred shareholders and to provisions in WPSC's restated articles of incorporation which limit the amount of common stock dividends which WPSC may pay if its common stock and common stock surplus accounts constitute less than 25% of its total capitalization. These limitations are not expected to limit any dividend payments in the foreseeable future. At December 31, 2006, WPSC had $317.1 million of retained earnings available for the payment of dividends.

UPPCO's indentures relating to its first mortgage bonds contain certain limitations on the payment of cash dividends on its common stock, which is held solely by Integrys Energy Group. Under the most restrictive of these provisions, $26.1 million of retained earnings were available at December 31, 2006, for the payment of common stock cash dividends by UPPCO.

As of December 31, 2006, MGUC, MERC, and Integrys Energy Services have not made any dividend payments.

At December 31, 2006, Integrys Energy Group had $600.6 million of retained earnings available for the payment of dividends.

Forward Equity Transaction

In November 2005, Integrys Energy Group entered into a forward equity sale agreement with an affiliate of J.P. Morgan Securities, Inc., as forward purchaser, relating to 2.7 million shares of Integrys Energy Group's common stock. On May 10, 2006, Integrys Energy Group physically settled the forward equity agreement (and, thereby, issued 2.7 million shares of common stock) and received proceeds of $139.6 million. The proceeds were used to pay down commercial paper borrowings originally utilized to finance the acquisition of the natural gas distribution operations in Michigan and for general corporate purposes.

Earnings Per Share

Basic earnings per share are computed by dividing income available for common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share are computed by dividing income available for common shareholders by the weighted average number of shares of common stock outstanding during the period adjusted for the exercise and/or conversion of all potentially dilutive securities. Such dilutive items include in-the-money stock options, performance stock rights, and shares related to the forward equity transaction discussed above. The calculation of diluted earnings per share for the years shown excludes some stock option and performance stock rights that had an anti-dilutive effect. All 215,568 performance shares currently outstanding at December 31, 2006, are anti-dilutive. All stock options granted in the years 2006 and 2005 were also anti-dilutive for the year ended December 31, 2006. A total of 659,724 stock options were outstanding at December 31, 2006, related to all shares granted. See Note 19, *"Employee Benefit Plans,"* for more information on stock options. The following tables reconcile the computation of basic and diluted earnings per share:

(Millions, except per share amounts)	2006	2005	2004
Basic Earnings Per Share			
Average shares of common stock outstanding – basic	**42.3**	38.3	37.4
Income available for common shareholders	**$155.8**	$157.4	$139.7
Earnings per common share (basic)	**$3.68**	$4.11	$3.74
Diluted Earnings Per Share			
Average shares of common stock outstanding	**42.3**	38.3	37.4
Effect of dilutive securities			
Performance stock rights, restricted stock, and stock options	**0.1**	0.4	0.2
Average shares of common stock outstanding – diluted	**42.4**	38.7	37.6
Income available for common shareholders	**$155.8**	$157.4	$139.7
Earnings per common share (diluted)	**$3.67**	$4.07	$3.72

NOTE 22—STOCK-BASED COMPENSATION

Integrys Energy Group has four stock-based compensation plans: the 2005 Omnibus Incentive Compensation Plan ("2005 Omnibus Plan"), the 2001 Omnibus Incentive Compensation Plan ("2001 Omnibus Plan"), the 1999 Stock Option Plan ("Employee Plan"), and the 1999 Non-Employee Directors Stock Option Plan ("Director Plan"). Under the provisions of the 2005 Omnibus Plan, the number of shares of stock that may be issued in satisfaction of plan awards may not exceed 1,600,000, and no more than 400,000 shares of stock can be granted as performance shares or restricted stock. No additional awards will be issued under the 2001 Omnibus Plan, the Employee Plan, or the Director Plan, although the plans will continue to exist for purposes of the existing outstanding stock-based compensation. The number of shares issuable under each of the aforementioned stock-based compensation plans, each outstanding award, and stock option exercise prices are subject to adjustment, at the Board of Directors' discretion, in the event of any stock split, stock dividend, or other similar transaction. At December 31, 2006, stock options, performance stock rights, and restricted shares were outstanding under the aforementioned plans.

Stock Options

Stock options are granted by the Board of Directors and may be granted at any time. Under the provisions of the 2005 Omnibus Plan, no single employee who is the chief executive officer of Integrys Energy Group or any of the other four highest compensated officers of Integrys Energy Group and its subsidiaries can be granted options for more than 250,000 shares during any calendar year. No stock options will have a term longer than ten years. The exercise price of each stock option is equal to the fair market value of the stock on the date the stock option is granted. Under the 2005 and 2001 Omnibus Plans and the Employee Plan, one-fourth of the stock options granted vest and become exercisable each year on the anniversary of the grant date. Stock options granted under the Director Plan are immediately vested but may not be exercised until one year after the date of grant. Shares to be delivered under the Director Plan consist solely of treasury shares.

The fair value of stock option awards granted in December 2006 was estimated using a binomial lattice model. The expected term of option awards is calculated based on historical exercise behavior and represents the period of time that options granted are expected to be outstanding. The risk-free interest rate is based on the U.S. Treasury yield curve. The expected dividend yield incorporates the anticipated post-merger dividend rate announced previously as well as historical dividend increase patterns. Integrys Energy Group's expected stock price volatility was estimated using the 10-year historical volatility. The fair values of stock option awards granted in December 2005 and December 2004 were estimated using the Black-Scholes option-pricing model. The following table shows the weighted-average fair values along with the assumptions incorporated into the models:

	2006	2005	2004
Weighted-average fair value	**$6.04**	$4.40	$4.75
Expected term	**6 years**	6 years	10 years
Risk-free interest rate	**4.42%**	4.38%	4.40%
Expected dividend yield	**4.90%**	4.73%	5.19%
Expected volatility	**17%**	12%	15%

Total pre-tax compensation cost recognized for stock options during the year ended December 31, 2006, was $1.8 million. The total compensation cost capitalized was immaterial. As of December 31, 2006, $1.8 million of total pre-tax compensation cost related to unvested and outstanding stock options is expected to be recognized over a weighted-average period of 3.1 years.

Cash received from option exercises during the years ended December 31, 2006, 2005, and 2004, was $1.9 million, $5.9 million, and $2.3 million, respectively. The tax benefit realized from these option exercises was immaterial in 2006 and 2004 and was $1.3 million in 2005.

A summary of stock option activity for the year ended December 31, 2006, and the number of outstanding and exercisable stock options by plan at December 31, 2006, is presented below:

	Stock Options	Weighted-Average Exercise Price Per Share	Weighted-Average Remaining Contractual Life *(in Years)*	Aggregate Intrinsic Value *(Millions)*
Outstanding at December 31, 2005				
2001 Omnibus Plan	1,194,441	$41.72		
2005 Omnibus Plan	325,347	54.85		
Employee Plan	156,973	33.99		
Director Plan	12,000	25.50		
Granted				
2005 Omnibus Plan	**334,377**	**52.73**		
Exercised				
2001 Omnibus Plan	**21,562**	**38.59**		**$ 0.3**
Employee Plan	**32,326**	**33.92**		**0.6**
Forfeited				
2001 Omnibus Plan	**625**	**43.38**		**-**
Outstanding at December 31, 2006				
2001 Omnibus Plan	**1,172,254**	**41.78**	**6.55**	**14.4**
2005 Omnibus Plan	**659,724**	**53.78**	**8.93**	**0.2**
Employee Plan	**124,647**	**34.01**	**3.74**	**2.5**
Director Plan	**12,000**	**25.50**	**2.98**	**0.3**
Exercisable at December 31, 2006				
2001 Omnibus Plan	**929,153**	**40.43**	**6.28**	**12.6**
2005 Omnibus Plan	**81,342**	**54.85**	**8.93**	**-**
Employee Plan	**124,647**	**34.01**	**3.74**	**2.5**
Director Plan	**12,000**	**25.50**	**2.98**	**0.3**

No modifications were made to previously issued awards, and no options expired during the year ended December 31, 2006.

During the years ended December 31, 2005, and 2004, the intrinsic value of options exercised totaled $3.3 million and $1.1 million, respectively.

The aggregate intrinsic value for outstanding and exercisable options in the table on the prior page represents the total pre-tax intrinsic value that would have been received by the option holders had they all exercised their options at December 31, 2006. This is calculated as the difference between Integrys Energy Group's closing stock price on December 31, 2006, and the option exercise price, multiplied by the number of in-the-money stock options.

Performance Stock Rights

A portion of the long-term incentive is awarded in the form of performance stock rights. Performance stock rights vest over a three-year performance period and are paid out in shares of Integrys Energy Group's common stock. No single employee who is the chief executive officer of Integrys Energy Group or any of the other four highest compensated officers of Integrys Energy Group and its subsidiaries can receive a payout in excess of 50,000 performance shares during any calendar year. The number of shares paid out is calculated by multiplying a performance percentage by the number of outstanding stock rights at the completion of the vesting period. The performance percentage is based on the total shareholder return of Integrys Energy Group's common stock relative to the total shareholder return of a peer group of companies. The payout may range from 0% to 200% of target.

The fair values of performance stock right awards granted in December 2005 and December 2004 were estimated using Integrys Energy Group's common stock price on the date of grant, less the present value of expected dividends over the three-year vesting period, assuming a payout of 100% of target. The fair value of performance stock rights granted in December 2006 was estimated using a Monte Carlo valuation model, incorporating the assumptions in the table below. The risk-free interest rate is based on the U.S. Treasury yield curve. The expected dividend yield incorporates the anticipated post-merger dividend rate announced previously as well as historical dividend increase patterns. The expected volatility was estimated using three years of historical data.

	2006
Expected term	3 years
Risk-free interest rate	4.74%
Expected dividend yield	4.90%
Expected volatility	14.40%

Pre-tax compensation cost recorded for performance stock rights for the years ended December 31, 2006, 2005, and 2004 was $2.8 million, $3.4 million, and $2.3 million, respectively. The total compensation cost capitalized during these same years was immaterial. As of December 31, 2006, $3.9 million of total pre-tax compensation cost related to unvested and outstanding performance stock rights is expected to be recognized over a weighted-average period of 2.4 years.

A summary of the activity of the performance stock rights plan for the year ended December 31, 2006, is presented below:

	Performance Stock Rights	Weighted-Average Grant Date Fair Value
Outstanding at December 31, 2005	211,421	$41.93
Granted	43,147	51.30
Distributed	37,600	31.60
Forfeited	1,400	45.96
Outstanding at December 31, 2006	**215,568**	**$45.58**

Performance stock rights vested at December 31, 2005, were distributed during the first quarter of 2006 and had a total intrinsic value of $2.4 million. The actual number of shares of Integrys Energy Group's common stock distributed totaled 45,121 based on a payout of 120% of target. The tax benefit realized due to the distribution of performance shares totaled $1.0 million. No performance shares were distributed during the remainder of the year.

Restricted Shares

In December 2006, a portion of the long-term incentive was awarded in the form of restricted shares. These shares have a four-year vesting period, with 25% of each award vesting on each anniversary of the grant date. During the vesting period, award recipients have voting rights and are entitled to dividends in the same manner as other common shareholders. Restricted shares have a value equal to the fair market value of the shares on the grant date. The grant-date fair value of the December 2006 shares was $52.73. In 2006, an immaterial amount of compensation cost was recorded related to restricted share awards. We expect to recognize $2.9 million in pre-tax compensation cost for these awards over a weighted-average period of 3.9 years.

NOTE 23—REGULATORY ENVIRONMENT

Wisconsin

On January 11, 2007, the PSCW issued a final written order authorizing a retail electric rate increase of $56.7 million (6.61%) and a retail natural gas rate increase of $18.9 million (3.77%), effective January 12, 2007. The 2007 rates reflect a 10.9% return on common equity. The PSCW also approved a common equity ratio of 57.46% in its regulatory capital structure. The 2007 retail electric rate increase was required primarily because of increased costs associated with electric transmission, costs related to the construction of Weston 4 and the additional personnel to maintain and operate the plant, and costs to maintain the Weston 3 generation unit and the De Pere Energy Center. The 2007 retail natural gas rate increase was driven by infrastructure improvements necessary to ensure the reliability of the natural gas distribution system and costs associated with the remediation of former manufactured gas plant sites. In order to provide greater rate certainty for our customers through 2008, WPSC filed a biennial rate proposal with the PSCW on July 7, 2006. The PSCW acted upon this proposal as part of the 2007 rate case and approved the biennial rate proposal for 2007 and 2008, but would not agree to WPSC's proposed revenue stability mechanism.

As part of its January 2007 final written order, the PSCW determined that it was reasonable for WPSC to continue to defer the MISO Day 2 charges associated with net congestion and financial transmission rights costs and revenues, and the cost differences between marginal losses and average losses through 2007. At December 31, 2006, WPSC had deferred $20.8 million of costs related to these matters.

On April 25, 2006, WPSC filed with the PSCW a stipulation agreement with various interveners to refund a portion of the difference between fuel costs that were projected in the 2006 Wisconsin retail rate case and actual Wisconsin retail fuel costs incurred from January 2006 through March 2006 as well as the projected fuel savings in April through June 2006. This refund resulted in a credit to customers' bills over the months of May 2006 to August 2006. On October 2, 2006, WPSC filed for an additional refund of $15.6 million to reflect additional fuel cost savings. The PSCW approved this filing and ordered this amount to be refunded based on November and December usage. Customer refunds of $28.6 million were made in 2006, related to the stipulation agreement. An additional refund to customers of $13.4 million was accrued at December 31, 2006. WPSC expects to make a final refund to customers in the spring of 2007.

On December 22, 2005, the PSCW issued a final written order authorizing a retail electric rate increase of $79.9 million (10.1%) and a retail natural gas rate increase of $7.2 million (1.1%), effective January 1, 2006. The 2006 rates reflect an 11.0% return on common equity. The PSCW also approved a common equity ratio of 59.7% in its regulatory capital structure. The 2006 retail electric rate increase was required primarily because of higher fuel and purchased power costs (including costs associated with the Fox Energy Center power purchase agreement), and also for costs related to the construction of Weston 4, higher transmission expenses, and recovery of a portion of the costs related to the 2005 Kewaunee outage. Partially offsetting the items discussed above, retail electric rates were lowered to reflect a refund to customers in 2006 of a portion of the proceeds received from the liquidation of the nonqualified decommissioning trust fund as a result of the sale of Kewaunee. The 2006 retail natural gas rate increase was driven by infrastructure improvements necessary to ensure the reliability of the natural gas distribution system.

In WPSC's 2006 rate case (discussed above), the PSCW ruled that the deferred assets and liabilities related to the Kewaunee matters should be treated separately and determined that Wisconsin retail customers were entitled to be refunded approximately 85% (approximately $108 million of the total $127.1 million of proceeds received) of the proceeds received from the liquidation of the nonqualified decommissioning trust fund over a two-year period beginning on January 1, 2006 (in addition to the refund of carrying costs on the unamortized balance at the authorized pre-tax weighted average cost of capital). In 2005, the MPSC ruled that WPSC's Michigan customers were entitled to be refunded approximately 2% of the proceeds received from the liquidation of the nonqualified decommissioning fund over a 60-month period. Refunding to Michigan customers began in the third quarter of 2005. In December 2006, the MPSC issued an order authorizing WPSC to amortize the approximately $2 million balance of the Michigan portion of the Kewaunee nonqualified decommissioning trust fund simultaneously with the amortization of approximately $2 million of the 2005 power supply under collections from January 2007 through July 2010. FERC customers will receive approximately 13% of the proceeds received from the liquidation of the nonqualified decommissioning fund.

On August 8, 2005, the FERC accepted the proposed refund plan for filing and implemented the plan effective January 1, 2006, subject to refund upon final resolution. Settlement discussions between WPSC and wholesale parties contesting WPSC's refund plan were held both in the fourth quarter of 2005 and in the first quarter of 2006, and a final agreement was reached with one FERC customer in the second quarter of 2006. A refund of approximately $3 million was made to this customer, offset by a payment received from this customer of approximately $1 million related to both the loss WPSC recorded on the sale of Kewaunee and costs incurred related to the 2005 Kewaunee outage. In the fourth quarter of 2006 a final agreement was reached between WPSC and the remaining FERC customers to resolve all Kewaunee related issues, which included the loss on the sale of Kewaunee, the outage costs related to the 2005 Kewaunee outage, and the refund of the non-qualified decommissioning trust fund. Based upon this resolution, in December 2006, the FERC Administrative Law Judge certified the wind-up plan as uncontested. WPSC expects the FERC to issue a final order approving this settlement in the first quarter of 2007. Pursuant to the settlement, WPSC will be required to make a lump-sum payment to the remaining FERC customers of approximately $14 million representing their contributions to the non-qualified decommissioning trust fund during the period in which they received service from WPSC. The settlement would also require these FERC customers to make two separate lump-sum payments to WPSC with respect to the loss from the sale of Kewaunee and the 2005 Kewaunee power outage. The payments to WPSC total approximately $1 million and $9 million, respectively, and will be netted against the $14 million refund due to these customers within 30 days following the FERC's acceptance of the settlement.

At December 31, 2006, WPSC had recorded a $55.9 million regulatory liability representing the amount of proceeds received from the liquidation of the nonqualified decommissioning trust fund remaining to be refunded in 2007.

The PSCW disallowed recovery of 50% of the 2005 loss on the sale of Kewaunee. The entire loss had previously been approved for deferral, resulting in WPSC writing off $6.1 million of the regulatory asset previously recorded. WPSC petitioned the PSCW for rehearing on this matter; however, the request for rehearing was denied and this decision is now final.

On February 20, 2005, Kewaunee was temporarily removed from service after a potential design weakness was identified in its auxiliary feedwater system. On March 17, 2005, the PSCW authorized WPSC to defer replacement fuel costs related to the outage. On April 8, 2005, the PSCW approved deferral of the operating and maintenance costs, including carrying costs at the most recently authorized pre-tax weighted average cost of capital. In the order granted for WPSC's 2006 rate case, which was finalized on December 22, 2005 (discussed above), the PSCW determined that it was reasonable for WPSC to recover all deferred costs related to the 2005 Kewaunee forced outage over a five-year period, beginning on January 1, 2006, including carrying costs on the unamortized balance at the composite short-term debt rate. Because the PSCW had initially approved deferral of carrying costs based upon the weighted average cost of capital, WPSC was required to write-off $2.2 million of carrying costs in the fourth quarter of 2005. WPSC also filed with the FERC for approval to defer these costs in the wholesale jurisdiction and the issue was resolved as part of the wind-up plan discussed above. For WPSC's Michigan retail customers, fuel costs are recovered through a pass through fuel adjustment clause and no deferral request is needed. At December 31, 2006, $39.4 million was left to be collected from ratepayers and remained recorded as a regulatory asset related to this outage.

In May 2005, WPSC received notification from its coal transportation suppliers that extensive maintenance was required on the railroad tracks that lead into and out of the Powder River Basin. The extensive maintenance ended on November 23, 2005. During the maintenance efforts, WPSC received approximately 87% of the expected coal deliveries. WPSC took steps to conserve coal usage and secured alternative coal supplies at its affected generation facilities during that time. On September 23, 2005, the PSCW approved WPSC's request for deferred treatment of the incremental fuel costs resulting from the coal supply issues. As of December 31, 2006, $6.6 million was deferred related to this matter. These costs were addressed in WPSC's 2007 retail electric rate case and will be recoverable in 2007 and 2008.

On November 5, 2004, WPSC filed an application with the PSCW to defer all incremental costs, including carrying costs, resulting from unexpected problems encountered in the 2004 refueling outage at Kewaunee. During the refueling outage, an unexpected problem was encountered with equipment used for lifting the reactor vessel internal components to perform a required 10-year inspection. These equipment problems caused the outage to be extended by approximately three weeks. On November 11, 2004, the PSCW authorized WPSC to defer the replacement fuel costs related to the extended outage. On November 23, 2004, the PSCW authorized WPSC to defer purchased power costs and operating and maintenance expenses related to the extended outage, effective from when the problems were discovered, including carrying costs at WPSC's authorized weighted average cost of capital. Kewaunee returned to service on December 4, 2004. In the order granted for WPSC's 2006 rate case, which was finalized on December 22, 2005 (discussed above), the PSCW disallowed recovery of these costs, resulting in the write-off of the $7.6 million regulatory asset WPSC had previously recorded. WPSC petitioned the PSCW for rehearing on this matter; however, the request for rehearing was denied and this decision is now final.

Michigan

On June 27, 2006, the MPSC issued a final written order authorizing a retail electric rate increase for UPPCO of $3.8 million (4.8%), effective June 28, 2006. The 2006 rate reflects a 10.75% return on common equity. The MPSC also approved a common equity ratio of 54.9% in its regulatory capital structure. The retail electric rate increase was required in order to improve service quality and reliability, upgrade technology, and manage rising employee and retiree benefit costs. UPPCO's last retail electric rate increase was in December 2002.

The increased retail electric rate does not reflect the recovery by UPPCO of any deferred costs associated with the Silver Lake incident, which will be addressed in a future proceeding.

On December 8, 2004, UPPCO submitted a request to the MPSC to approve UPPCO's proposed treatment of the pre-tax gains from certain sales of undeveloped and partially developed land located in the Upper Peninsula of Michigan as appropriate for ratemaking purposes. On February 4, 2005, UPPCO submitted an application to the MPSC for a 7.6% increase in retail electric rates ($5.7 million in revenues). UPPCO also requested interim rate recovery of 6.0% ($4.5 million in revenues) to allow UPPCO to recover costs during the time the MPSC was reviewing the full case. On April 28, 2005, the MPSC issued an order authorizing UPPCO to retain 100% of the pre-tax gains on certain lands owned up to $18.5 million and 73% of any pre-tax gains over that amount, and in return UPPCO withdrew its rate increase request.

Federal

Through a series of orders issued by the FERC, Regional Through and Out Rates for transmission service between the MISO and the PJM Interconnection were eliminated effective December 1, 2004. To compensate transmission owners for the revenue they will no longer receive due to this rate elimination, the FERC ordered a transitional pricing mechanism called the Seams Elimination Charge Adjustment (SECA) to be put into place. Load-serving entities paid these SECA charges during a 16-month transition period from December 1, 2004, through March 31, 2006.

For the 16-month transitional period, Integrys Energy Services received billings of $19.2 million for these charges, of which approximately $17 million related to its Michigan retail electric business and $2 million related to its Ohio retail electric business. Integrys Energy Services expensed $14.7 million of the $19.2 million as it is probable that Integrys Energy Services' total exposure will be reduced by at least $4.5 million due to inconsistencies between the FERC's SECA order and the transmission owners' compliance filings. Integrys Energy Services anticipates settling a significant portion of its SECA matters through vendor negotiations in 2007. Integrys Energy Services has reached settlement agreements with two of its vendors for a combined $1.3 million. The SECA hearing to resolve all issues was held in the spring of 2006. The Administrative Law Judge hearing the case issued an Initial Decision that was in agreement with all of Integrys Energy Services' positions. The Administrative Law Judge certified the Initial Decision to the FERC in mid-September 2006, closing the hearing record. Briefs on Exception to the Initial Opinion were filed with FERC in early September 2006, and Opposing Exceptions were filed on October 10, 2006. The FERC will review the hearing record, the Initial Decision, and the briefs on exception, and issue a Final Order. If the Final Order that follows is consistent with the Initial Decision of the Administrative Law Judge, Integrys Energy Services' total exposure may be reduced by approximately $13 million. The Final FERC Order is subject to rehearing and then court challenges, with final resolution not anticipated until sometime in the first half of 2007. Any refunds to Integrys Energy Services will include interest for the period from payment to refund. Since SECA is a transition charge that ended on March 31, 2006, it does not directly impact Integrys Energy Services' long-term competitiveness because the only unresolved issue is the final FERC Order and pending refund. In addition to potential rehearing and court challenges of the final FERC Order in this case, the application and legality of the SECA has been challenged by many load-serving entities, including Integrys Energy Services, and in rehearing requests, which are also subject to court challenges.

The SECA is also an issue for WPSC and UPPCO, who have intervened and protested a number of proposals in this docket because they believe those proposals could result in unjust, unreasonable, and discriminatory charges for customers. It is anticipated that most of the SECA rate charges incurred by WPSC and UPPCO and any refunds will be passed on to customers through rates. WPSC and UPPCO have reached a settlement in principle with American Electric Power and Commonwealth Edison, which was certified by the settlement judge and now awaits approval by the FERC along with dozens of other full and partial settlements. Under the terms of the settlement agreement, American Electric Power and Commonwealth Edison will refund almost $1 million of the approximately $4 million of SECA charges paid by WPSC during the transition period. If FERC does not approve this settlement, which is deemed unlikely, WPSC and UPPCO have reserved their rights to challenge various issues in SECA, which were not settled by the hearings. WPSC and UPPCO have also reserved their rights to challenge any briefs on exception to the Initial Decision and FERC's final order in this case if the settlement is not approved.

NOTE 24—VARIABLE INTEREST ENTITIES

The FASB issued Interpretation No. 46R (as revised), "Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51," in order to improve financial reporting by companies involved with variable interest entities. Interpretation No. 46R requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional financial support from other parties. The primary beneficiary is the party that absorbs the majority of the expected losses and/or receives the majority of the expected residual returns of the variable interest entity's activities.

Integrys Energy Group adopted the provisions of Interpretation No. 46R for variable interest entities not defined as special purpose entities effective March 31, 2004. The required adoption had no impact on our Consolidated Financial Statements, as we did not identify significant variable interests in any unconsolidated variable interest entities where we were determined to be the primary beneficiary. The adoption of Interpretation No. 46R also included an analysis of our power purchase and sale agreements. We do not believe that any of our power purchase or sale agreements constitute significant variable interests that would lead us to consolidate entities not currently consolidated or deconsolidate any entities currently consolidated.

NOTE 25—SEGMENTS OF BUSINESS

SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," requires that companies disclose segment information based on how management makes decisions about allocating resources to segments and measuring their performance.

We manage our reportable segments separately due to their different operating and regulatory environments. At December 31, 2006, Integrys Energy Group reported four segments, which are described below.

Our two regulated segments include the regulated electric utility operations of WPSC and UPPCO, and the regulated natural gas utility operations of WPSC, MGUC, and MERC. WPSC's revenues are primarily derived from the service of electric and natural gas retail customers in northeastern and central Wisconsin and an adjacent portion of Upper Michigan. WPSC also provides wholesale electric service to various customers, including municipal utilities, electric cooperatives, energy marketers, other investor-owned utilities, and a municipal joint action agency. Portions of WPSC's electric and natural gas operations cannot be specifically identified as electric or natural gas and instead are allocated using either actual labor hours, revenues, number of customers, or number of meters. MGUC's revenues are primarily derived from the natural gas distribution service to various cities and communities in lower Michigan, primarily throughout Otsego, Grand Haven, and Monroe counties. MERC's revenues are primarily derived from the natural gas distribution service to various cities and communities in Minnesota including Grand Rapids, Pine City, Rochester, and Dakota County. UPPCO derives revenues from the sale of electric energy in the Upper Peninsula of Michigan.

Integrys Energy Services is our primary nonregulated segment. Integrys Energy Services offers nonregulated natural gas, electric, and alternate fuel supplies as well as energy management and consulting services to retail and wholesale customers in various areas of the United States and portions of Canada. Although Integrys Energy Services has a widening array of products and services, revenues are primarily derived through sales of electricity and natural gas to retail and wholesale customers.

Integrys Energy Services' marketing and trading operations manage power and natural gas procurement as an integrated portfolio with its retail and wholesale sales commitments. Electricity required to fulfill these sales commitments is procured from both Integrys Energy Services merchant electric power generation and from independent generators, energy marketers, and organized electric power markets. Natural gas is purchased from a variety of suppliers under daily, monthly, seasonal and long-term contracts with pricing delivery and volume schedules to accommodate customer requirements. Integrys Energy Services' customers include utilities, municipalities, cooperatives, commercial and industrial consumers, aggregators, and other marketing and retail entities.

Integrys Energy Services also owns several merchant electric generation plants, primarily in the Midwest and northeastern United States and adjacent portions of Canada. Integrys Energy Services markets power from these plants that is not under contract to third parties. Integrys Energy Services utilizes power from its New England and Canadian assets primarily to serve firm load commitments in northern Maine and certain other sales agreements with customers. For most of the remaining capacity available from these plants, Integrys Energy Services utilizes financial tools, including forwards, options, and swaps to mitigate exposure, as well as to maximize value from the merchant generation fleet. Power purchase agreements are also in place with third-party customers for approximately 95 megawatts of capacity, which includes the Stoneman facility in Cassville, Wisconsin, and the Combined Locks facility in Combined Locks, Wisconsin.

The Holding Company and Other segment, another nonregulated segment, includes the operations of Integrys Energy Group and WPS Resources Capital Corporation as holding companies and the nonutility activities at WPSC, MGUC, MERC, and UPPCO. Equity earnings from our investments in ATC, Wisconsin River Power Company, and Guardian Pipeline, LLC (prior to its sale in 2006) are included in the Holding Company and Other segment.

The tables below present information for the respective years pertaining to our operations segmented by lines of business.

	Regulated Utilities			Nonutility and Nonregulated Operations			
2006 (Millions)	Electric Utility [1]	Gas Utility [1]	Total Utility [1]	Integrys Energy Services	Other [2]	Reconciling Eliminations	Integrys Energy Group Consolidated
Income Statement							
External revenues	$1,057.9	$ 676.1	$1,734.0	$5,151.8	$ 4.9	$ -	$6,890.7
Intersegment revenues	41.5	0.8	42.3	7.3	1.2	(50.8)	-
Depreciation	66.0	28.7	94.7	10.7	0.7	-	106.1
Miscellaneous income	2.6	1.0	3.6	(11.4)	66.0 [3]	(16.0)	42.2
Interest expense	30.0	18.1	48.1	15.4	51.7	(16.0)	99.2
Provision for income taxes	48.6	1.5	50.1	(5.0)	(0.1)	-	45.0
Income from continuing operations	87.6	(1.3)	86.3	65.0	0.3	-	151.6
Discontinued operations	-	-	-	7.3	-	-	7.3
Preferred stock dividends of subsidiary	2.1	1.0	3.1	-	-	-	3.1
Income available for common shareholders	85.5	(2.3)	83.2	72.3	0.3	-	155.8
Total assets	2,368.0	1,483.9	3,851.9	2,736.7	741.5	(468.4)	6,861.7
Cash expenditures for long-lived assets	282.1	54.6	336.7	5.5	(0.2)	-	342.0

[1] Includes only utility operations.

[2] Nonutility operations are included in the Other column.

[3] Other miscellaneous income includes $40.6 million of equity income.

	Regulated Utilities			Nonutility and Nonregulated Operations			
2005 (Millions)	Electric Utility [1]	Gas Utility [1]	Total Utility [1]	Integrys Energy Services	Other [2]	Reconciling Eliminations	Integrys Energy Group Consolidated
Income Statement							
External revenues	$1,003.6	$520.6	$1,524.2	$5,301.3	$ -	$ -	$6,825.5
Intersegment revenues	33.5	1.4	34.9	13.6	1.1	(49.6)	-
Depreciation and decommissioning	113.4	17.4	130.8	11.2	0.3	-	142.3
Miscellaneous income	51.6	0.5	52.1	(0.8)	39.4 [3]	(4.5)	86.2
Interest expense	27.1	8.7	35.8	4.4	26.3	(4.5)	62.0
Provision for income taxes	37.0	7.3	44.3	(2.4)	(2.3)	-	39.6
Income from continuing operations	66.2	14.3	80.5	64.2	5.9	-	150.6
Discontinued operations	-	-	-	11.5	-	-	11.5
Cumulative effect of change in accounting principle	-	-	-	(1.6)	-	-	(1.6)
Preferred stock dividends of subsidiary	2.0	1.1	3.1	-	-	-	3.1
Income available for common shareholders	64.2	13.2	77.4	74.1	5.9	-	157.4
Total assets	2,082.3	660.8	2,743.1	2,442.9	455.4	(178.9)	5,462.5
Cash expenditures for long-lived assets	373.9	36.4	410.3	2.7	0.9	-	413.9

[1] Includes only utility operations.

[2] Nonutility operations are included in the Other column.

[3] Other miscellaneous income includes $31.8 million of equity income.

2004 *(Millions)*	Regulated Utilities			Nonutility and Nonregulated Operations			
	Electric Utility [1]	Gas Utility [1]	Total Utility [1]	Integrys Energy Services	Other [2]	Reconciling Eliminations	Integrys Energy Group Consolidated
Income Statement							
External revenues	$875.6	$416.4	$1,292.0	$3,584.1	$ -	$ -	$4,876.1
Intersegment revenues	21.0	4.5	25.5	15.4	1.1	(42.0)	-
Depreciation and decommissioning	79.5	16.0	95.5	10.8	0.5	-	106.8
Miscellaneous income	10.4	0.4	10.8	(0.3)	40.6 [3]	(3.2)	47.9
Interest expense	25.6	7.7	33.3	3.3	20.8	(3.2)	54.2
Provision for income taxes	39.2	10.2	49.4	(15.2)	(3.8)	-	30.4
Income from continuing operations	70.8	18.4	89.2	55.5	11.9	-	156.6
Discontinued operations	-	-	-	(13.8)	-	-	(13.8)
Preferred stock dividends of subsidiary	2.0	1.1	3.1	-	-	-	3.1
Income available for common shareholders	68.8	17.3	86.1	41.7	11.9	-	139.7
Cash expenditures for long-lived assets	223.0	62.7	285.7	3.8	0.3	-	289.8

[1] Includes only utility operations.

[2] Nonutility operations are included in the Other column.

[3] Other miscellaneous income includes $23.9 million of equity income.

Geographic Information *(Millions)*	2006		2005		2004
	Revenues	Long-Lived Assets	Revenues	Long-Lived Assets	Revenues
United States	**$4,908.5**	**$3,605.1**	$4,659.8	$2,691.9	$3,749.1
Canada [1]	**1,982.2**	**21.0**	2,165.7	21.7	1,127.0
Total	**$6,890.7**	**$3,626.1**	$6,825.5	$2,713.6	$4,876.1

[1] Revenues and assets of Canadian subsidiaries.

NOTE 26—QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Three Months Ended 2006				
(Millions, except for share amounts)	March	June	September	December	Total
Operating revenues	$1,995.7	$1,475.3	$1,555.1	$1,864.6	$6,890.7
Operating income	95.3	67.7	44.5	42.3	249.8
Income from continuing operations	59.3	41.8	28.1	22.4	151.6
Discontinued operations, net of tax	1.6	(6.1)	12.1	(0.3)	7.3
Preferred stock dividends of subsidiary	0.8	0.8	0.7	0.8	3.1
Income available for common shareholders	60.1	34.9	39.5	21.3	155.8
Average number of shares of common stock (basic)	40.3	42.2	43.3	43.5	42.3
Average number of shares of common stock (diluted)	40.6	42.2	43.4	43.6	42.4
Earnings per common share (basic) [1]					
Income from continuing operations	$1.45	$0.97	$0.63	$0.50	$3.51
Discontinued operations	0.04	(0.14)	0.28	(0.01)	0.17
Earnings per common share (basic)	1.49	0.83	0.91	0.49	3.68
Earnings per common share (diluted) [1]					
Income from continuing operations	1.44	0.97	0.63	0.50	3.50
Discontinued operations	0.04	(0.14)	0.28	(0.01)	0.17
Earnings per common share (diluted)	1.48	0.83	0.91	0.49	3.67

[1] Earnings per share for the individual quarters do not total the year ended earnings per share amount because of changes to the average number of shares outstanding and changes in incremental issuable shares throughout the year.

	Three Months Ended 2005				
(Millions, except for share amounts)	March	June	September	December	Total
Operating revenues	$1,458.9	$1,310.9	$1,712.7	$2,343.0	$6,825.5
Operating income	85.2	5.8	62.8	7.7	161.5
Income from continuing operations	62.8	29.5	43.8	14.5	150.6
Discontinued operations, net of tax	3.9	(4.8)	5.1	7.3	11.5
Cumulative effect of change in accounting principle	–	–	–	(1.6)	(1.6)
Preferred stock dividends of subsidiary	0.8	0.8	0.7	0.8	3.1
Income available for common shareholders	65.9	23.9	48.2	19.4	157.4
Average number of shares of common stock (basic)	37.8	38.0	38.2	39.1	38.3
Average number of shares of common stock (diluted)	38.1	38.4	38.6	39.6	38.7
Earnings per common share (basic) [1]					
Income from continuing operations	$1.64	$0.76	$1.13	$0.35	$3.85
Discontinued operations	0.10	(0.13)	0.13	0.19	0.30
Cumulative effect of change in accounting principle	–	–	–	(0.04)	(0.04)
Earnings per common share (basic)	1.74	0.63	1.26	0.50	4.11
Earnings per common share (diluted) [1]					
Income from continuing operations	1.63	0.75	1.12	0.35	3.81
Discontinued operations	0.10	(0.13)	0.13	0.18	0.30
Cumulative effect of change in accounting principle	–	–	–	(0.04)	(0.04)
Earnings per common share (diluted)	1.73	0.62	1.25	0.49	4.07

[1] Earnings per share for the individual quarters do not total the year ended earnings per share amount because of changes to the average number of shares outstanding and changes in incremental issuable shares throughout the year.

Because of various factors, the quarterly results of operations are not necessarily comparable.





"Every day my job brings new challenges and opportunities for personal growth. I love helping customers and exceeding their expectations with the service I offer them. And in the end, I know that what I do contributes to the success of the company."

Gacynth Adam
Gas and Transportation Scheduler – Team Leader
Integrys Energy Services of Canada

Deloitte.

To the Shareholders and Board of Directors of Integrys Energy Group, Inc.

We have audited the accompanying consolidated balance sheets of Integrys Energy Group, Inc. (formerly WPS Resources Corporation) and subsidiaries (the "Company") as of December 31, 2006 and 2005, and the related consolidated statements of income, common shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Integrys Energy Group, Inc. and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 19 to the consolidated financial statements, at December 31, 2006, the Company adopted Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R)." As discussed in Notes 1 and 15 to the consolidated financial statements, effective December 31, 2005, the Company changed its method of accounting for conditional asset retirement obligations to adopt FASB Interpretation No. 47, "Conditional Asset Retirement Obligations." As discussed in Notes 1 and 22 to the consolidated financial statements, effective January 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123R, "Share-Based Payment."

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2006, based on the criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Milwaukee, Wisconsin
February 26, 2007

Financial Statistics

As of or for Year Ended December 31 *(Millions, except per share amounts, stock price, return on average equity, and number of shareholders and employees)*	2006 [3]	2005	2004	2003	2002
Total revenues [1]	**$6,890.7**	$6,825.5	$4,876.1	$4,309.8	$1,456.6
Income from continuing operations	**151.6**	150.6	156.6	110.7	119.1
Income available for common shareholders	**155.8**	157.4	139.7	94.7	109.4
Total assets	**6,861.7**	5,462.5	4,376.8	4,292.3	3,671.2
Preferred stock of subsidiaries	**51.1**	51.1	51.1	51.1	51.1
Long-term debt and capital lease obligation (excluding current portion) [2]	**1,287.2**	867.1	865.7	871.9	824.4
Shares of common stock (less treasury stock and shares in deferred compensation trust)					
Outstanding	**43.1**	39.8	37.3	36.6	31.8
Average	**42.3**	38.3	37.4	33.0	31.7
Earnings per common share (basic)					
Income from continuing operations	**$3.51**	$3.85	$4.10	$3.26	$3.66
Earnings per common share	**3.68**	4.11	3.74	2.87	3.45
Earnings per common share (diluted)					
Income from continuing operations	**3.50**	3.81	4.08	3.24	3.63
Earnings per common share	**3.67**	4.07	3.72	2.85	3.42
Dividend per share of common stock	**2.28**	2.24	2.20	2.16	2.12
Stock price at year-end	**$54.03**	$55.31	$49.96	$46.23	$38.82
Book value per share	**$35.61**	$32.76	$29.30	$27.40	$24.62
Return on average equity	**10.6%**	13.6%	13.5%	11.5%	14.6%
Number of common stock shareholders	**19,837**	20,701	21,358	22,172	22,768
Number of employees	**3,326**	2,945	3,048	3,080	2,963

(1) Approximately $1,127 million of the increase in revenue in 2003 compared to 2002 related to Integrys Energy Services' required adoption of FASB's Emerging Issues Task Force No. 02-03, "Issues Involved in Accounting for Derivative Contracts Held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities," effective January 1, 2003.

(2) At December 31, 2001, there was a $72.1 million long-term capital lease obligation recorded in Integrys Energy Group's financial statements related to an agreement with Calpine Corporation to purchase power from Calpine's De Pere Energy Center. The capital lease was extinguished in December 2002 when Integrys Energy Group completed the purchase of the De Pere Energy Center.

(3) Includes the impact of the acquisition of natural gas distribution assets from Aquila by Michigan Gas Utilities Corporation on April 1, 2006, and Minnesota Energy Resources Corporation on July 1, 2006.

Board of Directors*

Keith E. Bailey
Age 64
Tulsa, Oklahoma
Former Chairman and Chief Executive Officer
The Williams Companies, Inc.
(Director since 2005)
Executive Committee
Financial Committee
Ad Hoc Oil and Gas Committee *(Chair)*

Richard A. Bemis
Age 65
Sheboygan Falls, Wisconsin
Co-chairman of the Board of Directors
Bemis Manufacturing Company
(Director since 1983)
Compensation Committee
Environmental Committee

James R. Boris
Age 62
Chicago, Illinois
Former Chairman and Chief Executive Officer
Everen Capital Corporation and Everen Securities, Inc. (formerly Kemper Securities, Inc.)
(Director since 1999)
Non-Executive Chairman
Executive Committee *(Chair)*
Ad Hoc Oil and Gas Committee

William J. Brodsky
Age 63
Chicago, Illinois
Chairman and Chief Executive Officer
The Chicago Board Options Exchange
(Director since 1997)
Compensation Committee

Albert J. Budney, Jr.
Age 59
Dover, Massachusetts
Former President
Niagara Mohawk Holdings, Inc. and Niagara Mohawk Power Corporation
(Director since 2002)
Governance Committee *(Chair)*

Pastora San Juan Cafferty
Age 66
Chicago, Illinois
Professor *emerita*
University of Chicago
(Director since 1988)
Governance Committee

Ellen Carnahan
Age 51
Chicago, Illinois
Managing Director
Seyen Capital LLC
Managing Director
William Blair Capital Partners, LLC
(Director since 2003)
Audit Committee

Diana S. Ferguson
Age 43
Chicago, Illinois
Senior Vice President and Chief Financial Officer
Sara Lee Foodservice
(Director since 2005)
Audit Committee

Robert C. Gallagher
Age 68
Green Bay, Wisconsin
Former Chairman of the Board
Associated Banc-Corp
(Director since 1992)
Executive Committee
Financial Committee *(Chair)*
Ad Hoc Oil and Gas Committee

Kathryn M. Hasselblad-Pascale
Age 59
Green Bay, Wisconsin
Managing Partner
Hasselblad Machine Company, LLP
(Director since 1987)
Environmental Committee *(Chair)*
Governance Committee

John W. Higgins
Age 60
Chicago, Illinois
Chief Executive Officer
Higgins Development Partners, LLC
(Director since 2003)
Environmental Committee

James L. Kemerling
Age 67
Wausau, Wisconsin
President and Chief Executive Officer
Riiser Oil Company, Inc.
(Director since 1988)
Audit Committee
Financial Committee
Ad Hoc Oil and Gas Committee

Michael E. Lavin
Age 61
Chicago, Illinois
Former Midwest Area Managing Partner
KPMG LLP
(Director since 2003)
Audit Committee *(Chair)*

John C. Meng
Age 62
Green Bay, Wisconsin
Chairman of the Board
Schreiber Foods, Inc.
(Director since 2000)
Compensation Committee *(Chair)*

William F. Protz, Jr.
Age 62
Northfield, Illinois
Former President and Chief Executive Officer
Santa's Best, LLP
(Director since 2001)
Audit Committee

Larry L. Weyers
Age 61
Green Bay, Wisconsin
President and Chief Executive Officer
Integrys Energy Group, Inc.
(Director since 1996)
Executive Committee
Ad Hoc Oil and Gas Committee

** Age, title, and committee membership are as of February 28, 2007. Years of service take into consideration service with Integrys Energy Group or Peoples Energy Corporation.*

Management Team*

Lawrence T. Borgard
President and Chief Operating Officer – Integrys Gas Group
Age 45/Years of service 22

Charles A. Cloninger
President – Minnesota Energy Resources Corporation
Age 48/Years of service 25

Gary W. Erickson
President – Michigan Gas Utilities Corporation
Age 64/Years of service 38

Diane L. Ford
Vice President and Corporate Controller
Age 53/Years of service 31

Bradley A. Johnson
Vice President and Treasurer
Age 52/Years of service 27

Peter H. Kauffman
Secretary and Chief Governance Officer
Age 60/Years of service 34

Thomas P. Meinz
Executive Vice President – External Affairs
Age 60/Years of service 37

Phillip M. Mikulsky
Executive Vice President and Chief Development Officer
Age 59/Years of service 36

Steven W. Nance
President – Peoples Energy Production Company
Age 50/Years of service 6

Thomas A. Nardi
President – Integrys Business Support
Age 52/Years of service 6

Joseph P. O'Leary
Senior Vice President and Chief Financial Officer
Age 52/Years of service 5

Mark A. Radtke
President – Integrys Energy Services, Inc.
Age 45/Years of service 23

Desiree Rogers
President – The Peoples Gas Light and Coke Company, and
President – North Shore Gas Company
Age 47/Years of service 9

Charles A. Schrock
President – Wisconsin Public Service Corporation
Age 53/Years of service 28

Bernard J. Treml
Senior Vice President and Chief Human Resource Officer
Age 57/Years of service 35

Larry L. Weyers
President and Chief Executive Officer
Age 61/Years of service 21

** Title, age, and years of service are as of February 28, 2007. Years of service take into consideration service with Integrys Energy Group or a system company.*

Comparative Five-Year Investment Performance Graph [1]

The following graph presents a five-year comparison of:

- Integrys Energy Group's common stock cumulative total return,
- Standard & Poor's (S&P) 500 Index, and
- Edison Electric Institute (EEI) Index for the last five fiscal years.

Comparison of Five-Year Cumulative Total Return [2]



250
200
150
100
50
DOLLARS
2001
2002
2003
2004
2005
2006
YEAR
Integrys Energy Group
S&P 500 Index
EEI Index

	2001	2002	2003	2004	2005	2006
Integrys Energy Group	100	112	140	159	183	**187**
S&P 500 Index	100	78	100	111	117	**135**
EEI Index	100	85	105	129	150	**181**

Assumes $100 invested on December 31, 2001, in Integrys Energy Group Common Stock, S&P 500 Index, and EEI Index.

[1] This performance graph is not to be deemed to be filed with the Securities and Exchange Commission, except to the extent specifically requested by Integrys Energy Group or incorporated by reference in documents otherwise filed.

[2] Total return assumes reinvestment of dividends.

Shareholder Inquiries

Our transfer agent, American Stock Transfer & Trust Company, can be reached via telephone between 7 a.m. and 6 p.m., Central time, Monday through Thursday, or 7 a.m. and 4 p.m., Central time, Friday, by calling 800-236-1551. You also have direct access to your account 24 hours a day through the Internet at www.amstock.com.

Our Investor Relations staff is also available to assist you by calling 920-433-1050 between 8 a.m. and 4:30 p.m., Central time, Monday through Friday.

Mailing addresses and Internet addresses, along with additional telephone numbers, are listed on the back cover of this report.

Common Stock

The New York Stock Exchange is the principal market for Integrys Energy Group, Inc. common stock, which trades under the ticker symbol of TEG.


integrys
SPECIMEN

You may purchase or sell our common stock through our Stock Investment Plan described below or through brokerage firms and banks that offer brokerage services.

Common stock certificates issued before September 1, 1994, bear the name of Wisconsin Public Service Corporation and remain valid certificates. Common stock certificates issued from September 1, 1994, through February 21, 2007, bear the name of WPS Resources Corporation and remain valid certificates.

On December 31, 2006, we had 43,063,794 shares of common stock outstanding, which were owned by 19,837 holders of record.

Dividends

We have paid quarterly cash dividends on our common stock since 1953, and we expect to continue that trend. Future dividends are dependent on regulatory limitations, earnings, capital requirements, cash flows, and other financial considerations.

Year Ended December 31 *(By Quarter)*

		Dividends Per Share	Price Range High	Price Range Low
2006	**1st quarter**	**$ .565**	**$57.75**	**$49.02**
	2nd quarter	**.565**	**51.60**	**47.39**
	3rd quarter	**.575**	**52.88**	**47.67**
	4th quarter	**.575**	**54.83**	**49.18**
		$2.28		
2005	1st quarter	$ .555	**$54.90**	**$47.67**
	2nd quarter	.555	**56.90**	**51.11**
	3rd quarter	.565	**60.00**	**54.50**
	4th quarter	.565	**58.95**	**51.50**
		$2.24		

Anticipated record and payment dates for common stock dividends to be paid in 2007 are:

Record Date	Payment Date
February 28	March 20
May 31	June 20
August 31	September 20
November 30	December 20

If you are a record holder of our common stock, you may have your dividends electronically deposited in a checking or savings account at a financial institution. If you are a record holder and your dividends are not electronically deposited, we will mail your dividend check directly to you.

If you are a record holder of our common stock and your dividend check is not received on the payment date, wait approximately ten days to allow for delays in mail delivery. Then, contact American Stock Transfer & Trust Company to request a replacement check.

Stock Investment Plan

We maintain a Stock Investment Plan for the purchase of common stock, which allows persons who are not already shareholders to become participants by making a minimum initial cash investment of $100. Our Plan enables you to maintain registration with us in your own name rather than with a broker in "street name."


integrys

The Stock Investment Plan also provides you with options for reinvesting your dividends and making optional cash purchases of common stock directly through the Plan without paying brokerage commissions, fees, or service charges. Optional cash payments of not less than $25 per payment may be made subject to a maximum of $100,000 per calendar year. An automatic investment option allows you to authorize the deduction of payments from your checking or savings account automatically once each month, on the third day of the month, by electronic means for investment in the Plan.

Cash for investment must be received by the 3rd or 18th day of the month. Investment generally commences on or about the 5th or 20th day of the month, or as soon thereafter as practicable.

The shares you hold in our Stock Investment Plan may be sold by the agent for the Plan as you direct us, or you may request a certificate for sale through a broker you select. We will accumulate sale requests from participants and, approximately every five business days, will submit a sale request to the independent broker-dealer on behalf of those participants.

Participation in the Stock Investment Plan is being offered only by means of a prospectus. If you would like a copy of the Stock Investment Plan prospectus, you may use American Stock Transfer & Trust Company's Web site at www.amstock.com, call American Stock Transfer & Trust Company at 800-236-1551, contact us by sending an e-mail to investor@integrysgroup.com, or you may order or download the prospectus and enrollment forms from our Web site at www.integrysgroup.com under Investors.

Safekeeping Services

As a participant in the Stock Investment Plan, you may transfer shares of common stock registered in your name into a Plan account for safekeeping. Contact American Stock Transfer & Trust Company or our Investor Relations staff for details.

Preferred Stock of Subsidiary

The preferred stock of Wisconsin Public Service Corporation trades on over-the-counter markets. Payment and record dates for preferred stock dividends to be paid in 2007 are:

Record Date	Payment Date
January 15	February 1
April 13	May 1
July 13	August 1
October 15	November 1

Stock Transfer Agent and Registrar

Questions about transferring common or preferred stock, lost certificates, or changing the name in which certificates are registered should be directed to our transfer agent, American Stock Transfer & Trust Company, at the addresses or telephone numbers listed on the back cover.

Address Changes

If your address changes, write to American Stock Transfer & Trust Company at the address on the back of this report or use their Web site at www.amstock.com.

Availability of Information

Company financial information is available on our Web site at www.integrysgroup.com under Investors.

You may obtain, without charge, a copy of our 2006 Form 10-K, without exhibits, as filed with the Securities and Exchange Commission, by contacting the Corporate Secretary, at the corporate office mailing address listed on the back cover, or by using our Web site.

Internet



Visit our Web site at www.integrysgroup.com to find a wealth of information about our company and its subsidiaries.

The site will give you instant access to Annual Reports, SEC filings, proxy statements, financial news, presentations, news releases, corporate governance, career opportunities, and much more. You may also download a copy of the prospectus for the Stock Investment Plan and the associated forms for participation in the Plan.

The site is updated regularly, so visit it often.

Annual Shareholders' Meeting

Our Annual Shareholders' Meeting will be held on Thursday, May 17, 2007, at 10 a.m. at the Weidner Center, University of Wisconsin – Green Bay, 2420 Nicolet Drive, Green Bay, Wisconsin.

Proxy statements for our May 17, 2007, Annual Shareholders' Meeting were mailed to shareholders of record on April 6, 2007.

Annual Report

If you or another member of your household receives more than one Annual Report because of differences in the registration of your accounts, please contact American Stock Transfer & Trust Company so account mailing instructions can be modified accordingly.

This Annual Report is prepared primarily for the information of our shareholders and is not given in connection with the sale of any security or offer to sell or buy any security.

Corporate Governance Information

Corporate governance information, including our Corporate Governance Guidelines, our Code of Conduct, charters for the committees of our Board of Directors, By-Laws, and Articles of Incorporation, is available on our Web site at www.integrysgroup.com under Investors. You may also obtain the information by written request to the Corporate Secretary at the mailing address for the corporate office indicated on the back cover of this report.

Certifications

We have filed as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2006, the certifications of our Chief Executive Officer and Chief Financial Officer required by Section 302 of the Sarbanes-Oxley Act. We also submitted to the New York Stock Exchange during 2006 the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

integrys™

Corporate Office
130 East Randolph Drive
Chicago, IL 60601
Telephone: 312-228-5400
Web Site: www.integrysgroup.com



END

Investor Relations
Integrys Energy Group, Inc.
700 North Adams Street
Green Bay, WI 54301
Mailing Address:
Integrys Energy Group, Inc.
P. O. Box 19001
Green Bay, WI 54307-9001
Telephone: 920-433-1050
or 920-433-1857
Fax: 920-433-1526
E-Mail: investor@integrysgroup.com

Financial Inquiries
Mr. Joseph P. O'Leary
Senior Vice President and
Chief Financial Officer
Integrys Energy Group, Inc.
130 East Randolph Drive
Chicago, IL 60601
Telephone: 312-228-5411

Stock Exchange Listing
New York Stock Exchange
Ticker Symbol: TEG
Listing Abbreviation: IntegrysEngy

Transfer Agent and Registrar
For General Information:
American Stock Transfer & Trust Company
59 Maiden Lane
New York, NY 10038
Web Site: www.amstock.com
E-Mail: info@amstock.com
Telephone: 800-236-1551 (toll free)
718-921-8124 (international)
Fax: 718-236-2641

For Dividend Reinvestment and Direct Stock Purchase
American Stock Transfer & Trust Company
Wall Street Station
P. O. Box 922
New York, NY 10269-0560
Telephone: 800-236-1551 (toll free)

WISCONSIN UTILITY INVESTORS, INC.
With over 16,000 members, Wisconsin Utility Investors, Inc. ("WUI") is an independent, non-pro organization representing the collective voices of all shareholders in Wisconsin utilities. It monitors and evaluates industry issues and trends and is resource for its members, regulators, and the pub WUI can be reached by calling 608-663-5813 or e-mail at contact@wuiinc.org.

MINNESOTA UTILITY INVESTORS, INC.
Minnesota Utility Investors, Inc. ("MUI") is an independent, non-profit organization representin the collective voices of nearly 27,000 sharehold in electric and gas utilities operating in Minneso For more information, MUI can be reached by calling toll-free 888-850-5171 or by e-mail at mui@mnutilityinvestors.org.

EQUAL EMPLOYMENT OPPORTUNITY
Integrys Energy Group, Inc. is committed to eq employment opportunity for all qualified individ without regard to race, creed, color, religion, se age, national origin, sexual orientation, disabilit or veteran status. To that end, we support and cooperate fully with all applicable laws, regulati and executive orders in all of our employment policies, practices, and decisions.

Printed on paper that contains 10% post-consumer fiber, using environmentally conscientious vegetable inks.

Subjects in photos were not placed in unsafe conditions for the production of this Annual Report.